WORKING TOGETHER. BUILDING SUCCESS. ANNUAL REPORT

PEOPLES BANCORP INC. Peoples Bancorp Inc. (“Peoples”, Nasdaq: PEBO) is a diversified financial services holding company that makes available a complete line of banking, trust and investment, insurance, premium financing and equipment leasing solutions through its subsidiaries. Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Peoples offers services through Peoples Bank (which includes the divisions of Peoples Investment Services, Peoples Premium Finance and North Star Leasing), Peoples Insurance Agency, LLC. and Vantage Financial, LLC. PEOPLES BANK has been headquartered in Marietta, Ohio since 1902. Peoples had $7.2 billion in total assets as of December 31, 2022, and 130 locations, including 113 full-service bank branches in Ohio, West Virginia, Kentucky, Virginia, Washington D.C. and Maryland. Our vision is to be the Best Community Bank in America. We are proud to be recognized by Newsweek as one of America’s Best Banks 2023. PEOPLES BANK LOCATIONS WV VAKY OH MD DC COLUMBUS CLEVELAND CINCINNATI LEXINGTON LOUISVILLE RICHMOND CHARLESTON MARIETTA HUNTINGTON COUNTIES WHERE PEBO HAS OVER $100 MILLION OF DEPOSITS AND IS NOT IN TOP 3 MARKET SHARE* COUNTIES WHERE PEBO HAS TOP 3 MARKET SHARE* CURRENT PEBO FOOTPRINT COUNTIES WITH A LIMESTONE BANK LOCATION * According to FDIC annual summary of deposits as of June 2022. PEOPLES PREMIUM FINANCE (LEE’S SUMMIT, MO) NORTH STAR LEASING (BURLINGTON, VT) VANTAGE FINANCIAL (EXCELSIOR, MN) NOT PICTURED:

1 Dear Fellow Shareholders, 2022 was a challenging year for investors. The overall market was riddled by inflation fears and world events like the war in Ukraine. The S&P 500 was down 20% for the year and the KBW Regional Bank Index was down 9%. Peoples’ stock was down 7% and underperformed our peer group (which was down 2%), as the street generally punished banks announcing acquisitions. Against this backdrop, I have never been more optimistic about our company’s future. In the long run, stock performance correlates with company earnings. In 2022, we earned $101.3 million. That is more than double our $47.6 million of earnings in 2021 and is more than Peoples earned in my first 5 years (2011-2015) combined as CEO. For each quarter of 2022, Peoples beat analyst consensus estimates of earnings per share meaningfully. When we look forward, we believe we will do so again in 2023 (based on January 2023 consensus estimates). Bank stock prices expressed as multiples of earnings are historically low. This is largely because general investors have fled the stocks of financial companies due to economic fears. At some point, the economy will rebound and multiples for valuing bank stocks will return to more normal levels. We anticipate our earnings, excluding one-time costs, to increase by more than 20% in 2023 compared to 2022. I believe those banks with the strongest earnings will be the most rewarded. And our earnings will be among the faster growing. This will be driven by the strength of our core deposit franchise, organic loan growth, specialty finance performance and the pending Limestone Bancorp, Inc. (“Limestone”) merger. We are confident in the credit quality of the combined institution, and we will continue to remain disciplined. Some of our 2022 financial and business highlights include: - 4.44% net interest margin in 4th quarter and 3.97% for the full year - 56.7% efficiency ratio for 4th quarter and 59.6% for the full year - 8% annualized loan growth for 4th quarter and 5% for the full year - Full year net charge-offs of 16 basis points, slightly above our last 7 years average of 11 basis points A MESSAGE FROM THE PRESIDENT AND CEO Left to Right: Susan Rector, Chairman, Chuck Sulerzyski, President & CEO, and George Broughton, Vice Chairman $46.3 $53.7 $34.8 $47.6 $101.3 0% 25% 50% 75% 100% 20222021202020192018 2017 $0.90 $0.69 2016 $0.60 2015 CASH DIVIDENDS (Paid on Common Shares1) $3.6 $3.4 $3.3 NET INCOME (in Millions) 6.0% 0 100 200 300 20222021202020192018 2017 $0.90 $0.69 2016 $0.60 2015 CASH DIVIDENDS (Paid on Common Shares1) TOTAL ASSET ($ Billi s) 2017 $3.6 2016 $3.4 $3.3 2015 TOTAL REVENUE (in Millions) 0% 2% 4% 6% 8% 202120202019 TOTAL ASSETS (in Billions) $203 $242 $206 $333 $187

2 - Successful completion of the Vantage Financial, LLC (leasing company) acquisition on March 7, 2022 - Announcement of the pending Limestone merger, targeted to close in Q2 2023 - Celebration of our 120th anniversary by delivering over 120 Acts of Kindness across our markets - Named one of Newsweek’s Best Banks in America, winning the award for Best Small Bank in Ohio - Recipient of American Banker’s Best Banks to Work For award for second consecutive year - Top Workplaces USA recognized Peoples Bank as a Top Workplace in 2022, and I am proud to report we received notification on January 31, 2023, that we are a Top Workplace again in 2023 - Renewal of our Small Business Administration (SBA) preferred lender status - we have been a SBA preferred lender since 2014 - Over $700,000 in grants and scholarships were awarded by the Peoples Bank Foundation in 2022. Since 2018, the Peoples Bank Foundation has awarded over $3 million - Lastly, our associates continue to amaze me as they donated over $100,000 in 2022 out of their own paychecks to local food banks and food pantries across our footprint We have a vision to become the Best Community Bank in America and I am proud of the third-party honors and community-related milestones we achieved in 2022. The Peoples Bank Foundation is celebrating its 20th anniversary in 2023, and I am looking forward to the new ways we will contribute to making our communities a better place to live and work. From a leadership perspective, we welcomed Kevin Reeves as a member of the Board of Directors in January 2022. Kevin is Head of US Markets in Zero Carbon Energy for BP’s Gas & Low Carbon Energy Group and brings to the Board knowledge of the energy sector and deep risk management experience. In January 2023, we were fortunate to add Carol Schneeberger to our Board of Directors. Carol spent over 40 years working at Peoples before retiring in 2020. She served as Peoples Chief Administrative Officer since I joined the company in 2011. I would not have achieved much of my success here at Peoples Bank without her advice and guidance. In February 2023, George Broughton announced his plans to retire from the Board of Directors when his current term ends on April 27, 2023. George has served on the Board of Directors of Peoples Bank since 1990, and the Broughton family has been part of the Peoples Bank Board since 1947. I would like to thank George for the leadership he has provided the company during his time as a director and as Vice Chairman. 65.13% 2016 75.50% 2015 EFFICIENCY RATIO 2017 62.2 0% 2% 4% 6% 8% 20222021202020192018 TOTAL ASSETS (in Billions) 0.0% 7.5% 15.0% 22.5% 30.0% 202120202019 SBA 7(a) LOAN PRODUCTION IN OHIO (in Millions) $4.0 $4.4 $4.8 $7.1 $7.2 1) 2017 $3.6 0% 2% 4% 6% 8% 202120202019 TOTAL ASSETS (in Billions) 0.00% 18.75% 37.50% 56.25% 75.00% 20222021202020192018 EFFICIENCY RATIO 64.7% 63.9% 73.6 65.3% 59.6% 0.0% 0.5% 1.0% 1.5% 2.0% 20222021202020192018 2017 $0.90 $0.69 2016 $0.60 2015 CASH DIVIDENDS (Paid on Common Shares1) TOTAL ASSETS ($ Billions) 2017 $3.6 2016 $3.4 $3.3 2015 0.0% 1.5% 3.0% 4.5% 6.0% 202020192018 TOTAL ASSETS ($ Billions) 0.0% 4.5% 9.0% 13.5% 18.0% 20192018 CASH DIVIDENDS (Paid on Common Shares) $1.12 $1.32 $1.37 $1.43 $1.50

In February of 2023, Doug Reynolds resigned from the Board of Directors. I am thankful for his service and wish him the best in future endeavors. We also welcomed Dwight Smith as a member of the Board of Directors in February of 2023. Dwight has over 40 years experience in the IT industry, including being a Founder, President and CEO of a software company. He also is a committed philanthropist. I look forward to benefiting from his experience and knowledge. Sadly, my predecessor, former Peoples President and CEO, Mark Bradley, passed away in 2022. Mark provided 19 years of service and leadership at Peoples from 1991 to 2010. Mark was devoted to Marietta and passionate for Marietta College and will be missed by family and friends. “Working Together, Building Success” is our tag line and our way of life. In 2022, our team grew to approximately 1,300 employees, yet we maintained and even strengthened our culture. Why? Because it is in our DNA to take care of ourselves, each other, our clients and our communities. All of us help each other to improve our knowledge and execution through active coaching and engagement. It is this spirit of caring that creates partnerships across the businesses to positively impact clients and communities. It is our culture that defines what people do when no one is looking. And in 2022, the excellence of our colleagues was on display as we worked together in our 113 branch locations as well as our nationwide specialty finance businesses in Minnesota, Missouri and Vermont. We are very thankful to our shareholders for the faith they have shown in us. We will continue to strive for superior shareholder returns. For our clients, we will continue to keep our services at the highest level of excellence, whether you prefer electronic or personal delivery. For our associates, we will continue to do everything we can to provide an environment that allows you to demonstrate your excellence. For our communities, we will continue to be committed to making a difference where we work and live. Thank you all for your love of Peoples! All the best, Chuck Sulerzyski, President and CEO Chuck Sulerzyski, President and CEO STOCKHOLDER INFORMATION Stock Listing NASDAQ Symbol: PEBO NASDAQ Global Select Market, CUSIP 709789101 Corporate Offices Peoples Headquarters: 138 Putnam Street, PO Box 738 Marietta, OH 45750-0738 Investor Relations: 740.374.6136 peoplesbancorp.com Stock Transfer Agent, Registrar EQ Shareowner Services 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120 800.468.9716 • shareowneronline.com General Shareholder Inquiries Peoples Bancorp Inc. Attn: Investor Relations 138 Putnam Street, PO Box 738 Marietta, OH 45750-0738 3 Chuck Sulerzyski announcing the extension of naming rights through 2035 for the historic Peoples Bank Theatre in Marietta, Ohio.

PEOPLES BANCORP INC. AND **PEOPLES BANK DIRECTORS**

TARA M. ABRAHAM
Chairman and Co-CEO
Accel, Inc.

S. CRAIG BEAM
Owner
Thorobeam Farm, LLC

GEORGE W. BROUGHTON
Vice Chairman, Peoples Bancorp Inc. and Peoples Bank
Owner and President
Broughton Commercial Properties, LLC
GWB Oil & Gas, LLC

DAVID F. DIERKER
Banking Executive (Retired)
SunTrust Banks, Inc.

JAMES S. HUGGINS
Attorney-At-Law
Theisen Brock, LPA

BROOKE W. JAMES
Partner
WMSALL Farms

SUSAN D. RECTOR
Chairman, Peoples Bancorp Inc. and Peoples Bank
Attorney-At-Law
Peterson Conners LLP

KEVIN R. REEVES
Head, US Power Markets,
Gas & Low Carbon Energy
BP

CAROL A. SCHNEEBERGER
Banking Executive (Retired)
Peoples Bank

FRANCES A. SKINNER
Partner and Co-founder
AUM Partners, LLC

DWIGHT E. SMITH
Former CEO
Sophisticated Systems, Inc.

CHUCK SULERZYSKI
President and Chief Executive Officer
Peoples Bancorp Inc. and Peoples Bank

MICHAEL N. VITTORIO
Banking Executive (Retired)
The First National Bank of Long Island


Together. Building
Peoples BANK
Peoples BANK
Peoples BANK
Peoples BANK
Peoples BANK
Peoples BANK
Peoples BANK

4

OFFICERS AND DIRECTORS
EMERITUS

Peoples Bancorp Inc. Officers

CHUCK SULERZYSKI
President and Chief Executive Officer

KATHRYN M. BAILEY
Executive Vice President
Chief Financial Officer and Treasurer

MARK J. AUGENSTEIN
Executive Vice President
Operations

JASON M. EAKLE
Executive Vice President
Chief Credit Officer

MATTHEW M. EDGELL
Executive Vice President
Chief of Staff

TYLER J. WILCOX
Executive Vice President
Community Banking

DOUGLAS V. WYATT
Executive Vice President
Chief Commercial Banking Officer

M. RYAN KIRKHAM
Executive Vice President
General Counsel and Corporate Secretary

JASON A. SILCOTT
Controller

AMY M. AUCH
Assistant Corporate Secretary

ANNE P. GILLILAND
Assistant Corporate Secretary

CATHY M. LAWRENCE
Assistant Corporate Secretary

Peoples Bank Director Emeritus

HAROLD D. LAUGHLIN

Peoples Bancorp Inc. Directors Emeritus

DAVE M. ARCHER
CARL L. BAKER, JR.
WILFORD D. DIMIT
RICHARD FERGUSON
BRENDA F. JONES, M.D.
DAVID L. MEAD
FRED R. PRICE
ROBERT W. PRICE
T. PAT SAUBER
THOMAS J. WOLF


Peoples
INSURANCE
Peoples
Peoples
Peoples

5

6 OUR COMMUNITIES AND OUR ACTIVE INVOLVEMENT ARE VITAL TO OUR SUCCESS.

7 $336,915 AMOUNT RAISED IN ASSOCIATE DONATIONS TO LOCAL FOOD BANKS & PANTRIES SINCE APRIL 2020 OUR VISION Our vision is to be THE BEST COMMUNITY BANK IN AMERICA. EMPLOYEE PROMISE CIRCLE CLIENTS FIRST INTEGRITY ALWAYS RESPECT FOR ALL COMMITMENT TO COMMUNITY LEAD THE WAY EXCELLENCE IN EVERYTHING $3 MILLION GRANTS AND SCHOLARSHIPS AWARDED BY PEOPLES BANK FOUNDATION SINCE 2018 to local organizations and local area students. Peoples Bank Foundation is celebrating its 20th anniversary in 2023.

Peoples Bank is one of only 30 companies that have between 1,000 and 2,499 employees to be recognized in our industry in 2022. 8 AWARDS AND RECOGNITION Peoples Bank has been recognized for 2 consecutive years. PIKE COUNTY, KY JOHNSON COUNTY, KY FLOYD COUNTY, KY 2022 IRONTON, OH BOYD COUNTY, KY & LAWRENCE COUNTY, OH 2022 COMMUNITY AWARDS DOING WELL BY DOING GOOD 2022 AWARD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number: 000-16772

PEOPLES BANCORP INC.

(Exact name of registrant as specified in its charter)

Ohio	**31-0987416**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
138 Putnam Street, P.O. Box 738, Marietta, Ohio	**45750-0738**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(740) 373-3155**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, without par value	PEBO	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report . ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: As of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the registrant’s common shares (the only common equity of the registrant) held by non-affiliates was $720,401,000 based upon the closing price as reported on the Nasdaq Global Select Market®. For this purpose, executive officers and directors of the registrant are considered affiliates. Indicate the number of shares outstanding of each of the registrant’s classes of common stock as of the latest practicable date: 28,471,767 common shares, without par value, at February 22, 2023. Document Incorporated by Reference: Portions of Registrant's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 27, 2023 (the "2023 Annual Meeting of Shareholders"), are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS PART I ITEM 1 Business 4 ITEM 1A Risk Factors 21 ITEM 1B Unresolved Staff Comments 33 ITEM 2 Properties 33 ITEM 3 Legal Proceedings 34 ITEM 4 Mine Safety Disclosures (not applicable) 34 PART II ITEM 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 35 ITEM 6 [RESERVED] 37 ITEM 7 Management's Discussion and Analysis of Financial Condition and Results of Operations 37 ITEM 7A Quantitative and Qualitative Disclosures About Market Risk 77 ITEM 8 Financial Statements and Supplementary Data 77 ITEM 9 Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 77 ITEM 9A Controls and Procedures 77 ITEM 9B Other Information 78 ITEM 9C Disclosure Regarding Foreign Jurisdictions that Prevent Inspections (not applicable) 78 PART III ITEM 10 Directors, Executive Officers and Corporate Governance 146 ITEM 11 Executive Compensation 146 ITEM 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 146 ITEM 13 Certain Relationships and Related Transactions, and Director Independence 147 ITEM 14 Principal Accountant Fees and Services 147 PART IV ITEM 15 Exhibits and Financial Statement Schedules 148 ITEM 16 Form 10-K Summary (not applicable) 148 SIGNATURES 155 3

As used in this Annual Report on Form 10-K (this "Form 10-K"), "Peoples" refers to Peoples Bancorp Inc. and its consolidated subsidiaries collectively, except where the context indicates the reference relates solely to the registrant, Peoples Bancorp Inc. Unless otherwise indicated, all note references contained in this Form 10-K refer to the Notes to the Consolidated Financial Statements included immediately following "ITEM 9C DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS" of this Form 10-K. PART I ITEM 1 BUSINESS The disclosures set forth in this Item are qualified by "ITEM 1A RISK FACTORS" and the section captioned "Forward-Looking Statements" in "ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Form 10-K and other cautionary statements set forth elsewhere in this Form 10-K. Corporate Overview Peoples Bancorp Inc. is a financial holding company, which was organized in 1980. Peoples operates principally through its wholly-owned subsidiary, Peoples Bank, an Ohio state-chartered bank that was first chartered in 1902. Peoples' other wholly-owned subsidiaries include Peoples Investment Company ("PIC") and Peoples Risk Management, Inc., a captive insurance subsidiary. Peoples also holds all of the common securities of NB&T Statutory Trust III and FNB Capital Trust One. Peoples Bank's operating subsidiaries include Peoples Insurance Agency, LLC ("Peoples Insurance") and Vantage Financial, LLC ("Vantage"), nationwide provider of equipment financing. Business Overview Peoples makes available a complete line of commercial and consumer banking, trust and investment, insurance, premium financing solutions, equipment leases and equipment financing agreements through its financial subsidiaries – Peoples Bank, Peoples Insurance and Vantage. These products and services include the following: ◦ various demand deposit accounts, savings accounts, money market accounts, certificates of deposit and governmental deposits; ◦ commercial loans, residential real estate loans, home equity lines of credit, consumer loans and Overdraft Privilege; ◦ insurance premium financing; ◦ commercial equipment leasing; ◦ technology equipment leasing; ◦ debit and automated teller machine ("ATM") cards; ◦ credit cards for individuals and businesses; ◦ merchant credit card transaction processing services; ◦ person-to-person payment processing via Zelle®; ◦ mobile banking features including check deposit, alert notifications, Apple Pay® and Samsung Pay®; ◦ safe deposit rental facilities; ◦ money orders and cashier's checks; ◦ a full range of life, health, and property and casualty insurance products; ◦ third-party insurance administration services; ◦ brokerage services; ◦ custom-tailored fiduciary and trust services; ◦ asset management and administration services; ◦ employee benefit, retirement, and health care plan administration services: and ◦ underwriting, origination and servicing of equipment leases and equipment financing agreements. Peoples' financial products and services are primarily offered through its financial service offices and ATMs in Ohio, West Virginia, Kentucky, Virginia, Washington, D.C. and Maryland, as well as through online resources that are web-based and mobile- based. Peoples' premium financing and commercial and technology equipment leasing services are offered nationwide. Brokerage services are offered exclusively through an unaffiliated registered broker-dealer located at Peoples Bank's offices. Indirect consumer lending activities are provided through approved dealerships. Peoples Bank's credit card and merchant processing services are provided through joint marketing arrangements with third parties. Peoples' business activities are currently limited to one reporting unit and reportable operating segment, which is community banking. For a discussion of Peoples' financial performance for the fiscal year ended December 31, 2022, see Peoples' Consolidated Financial Statements and Notes to the Consolidated Financial Statements. Peoples has a history of expanding its business, including its customer base and primary market area, through a combination of organic growth and targeted acquisitions. The internal growth may include opening de novo banking and loan production offices located in or near Peoples' existing market area. Acquisitions have consisted of traditional banking offices and loan production offices, both individually and as part of entire financial institutions, insurance agencies, financial advisory books of business, insurance 4 premium financing and equipment leasing services. The primary objectives of Peoples' expansion efforts include: (1) providing opportunities to integrate non-traditional products and services, such as insurance, and investment administration and management, insurance premium financing and commercial equipment leasing options, along with the traditional banking products offered to Peoples' clients; (2) increasing market share in existing markets; (3) expanding Peoples' core financial service businesses of banking, insurance, investment and investment management, insurance premium financing and commercial equipment leasing services; and (4) improving operating efficiency by directing resources toward offices and markets with the greatest earnings opportunities. Recent Corporate Developments On October 25, 2022, Peoples announced the signing of a definitive Agreement and Plan of Merger pursuant to which Peoples will acquire, in an all-stock merger, Limestone Bancorp Inc. ("Limestone"), a bank holding company headquartered in Louisville, Kentucky, and the parent company of Limestone Bank. Under the terms of the Agreement and Plan of Merger, Limestone will merge with and into Peoples, and Limestone Bank will subsequently merge with and into Peoples’ wholly-owned subsidiary, Peoples Bank (collectively, the "Limestone Merger"), in a transaction valued at approximately $208.2 million at the time of the announcement. The Limestone Merger is expected to close in the second quarter of 2023, subject to the satisfaction of closing conditions, including regulatory approvals. As of December 31, 2022, Peoples had recognized $0.6 million in acquisition-related expenses associated with this pending transaction. On April 1, 2022, Peoples Insurance acquired substantially all of the assets and rights of an insurance agency with five locations in eastern Kentucky and certain rights to related customer accounts, which were previously developed and maintained by Elite Agency, Inc. ("Elite"), pursuant to an Asset Purchase Agreement between Peoples Insurance and Elite. Total consideration for this transaction was $4.4 million. Peoples recognized intangibles of $2.1 million, primarily comprised of a customer relationship intangible. On March 7, 2022, Peoples Bank purchased 100% of the equity of Vantage pursuant to an Equity Purchase Agreement, dated February 16, 2022 (the "Vantage acquisition"). Peoples Bank acquired assets comprising Vantage's lease business, including $154.9 million in leases and certain third-party debt in the amount of $106.9 million. Peoples Bank paid cash consideration of $54.0 million and also repaid approximately $28.9 million in recourse debt on behalf of Vantage. Peoples recorded goodwill in the amount of $27.2 million and other intangible assets of $13.2 million, which included a customer relationship intangible, a trade-name intangible and non-compete agreements related to this transaction. On January 28, 2021, Peoples' Board of Directors approved a share repurchase program authorizing Peoples to purchase up to an aggregate of $30.0 million of Peoples' outstanding common shares, replacing the February 27, 2020 share repurchase program which had authorized Peoples to purchase up to an aggregate of $40.0 million of Peoples' outstanding common shares. Peoples repurchased an aggregate of 263,183 of its common shares totaling $7.4 million during 2022, but did not repurchase any common shares during 2021, under the share repurchase program authorized on January 28, 2021. Primary Market Area and Customers Peoples considers its primary market area to be those counties with a physical branch presence and their contiguous counties. This includes Ohio, West Virginia, Kentucky, Virginia, Washington, D.C. and Maryland. Peoples currently operates 65 offices in Ohio, 29 offices in West Virginia, 26 offices in Kentucky, two offices in Virginia, three offices in Washington D.C., one office in Maryland, an insurance premium finance lending office in Missouri, an equipment leasing office in Vermont and a technology equipment leasing office in Minnesota. Peoples' market area consists of rural, small urban and metropolitan markets in which Peoples serves a diverse group of industries and employers. Principal industries served in Peoples' primary market area include manufacturing, distribution, commercial real estate, health care, education, municipal, agricultural, automotive, wholesale and retail trade, franchise, and service- related industries. This broad-based economic area provides diversity, which helps prevent Peoples' revenue and earnings from being largely dependent upon any single industry segment. Lending Activities Peoples Bank originates various types of loans, including commercial loans (comprised of commercial and industrial loans, commercial real estate loans, and construction loans), premium finance loans, residential real estate loans, home equity lines of credit, consumer loans (comprised of both indirect and direct loans) and Overdraft Privilege. Peoples Bank's lending activities are focused principally on lending opportunities within its primary market areas, except for its premium finance lending and equipment leasing businesses. However, Peoples Bank may occasionally originate loans outside its primary market area. In general, Peoples Bank retains the majority of the loans and leases it originates; however, certain longer-term fixed-rate mortgage loan originations, primarily one-to- four family residential mortgages, and portions of select commercial real estate loans and commercial and industrial loans are sold into the secondary market or to other financial institutions. Peoples Bank's loans consist of credit extensions to borrowers spread over a broad range of industrial classifications. At December 31, 2022, Peoples Bank had no concentration of loans to borrowers engaged in the same or similar industries that exceeded 10% of total loans (also referred to as "loans, net of deferred fees and costs"), nor did Peoples Bank have any loans outstanding to non- United States ("U.S.") entities. 5

Commercial Lending Commercial loans include commercial and industrial loans, commercial real estate loans, and construction loans. Commercial loans represented the largest portion of Peoples Bank's total loan portfolio, comprising approximately 54.4% and 59.3% of total loans at December 31, 2022 and December 31, 2021, respectively. Commercial lending inherently carries a significant risk of loss since commercial loan relationships generally involve larger loan balances than other loan classes. Commercial loan terms include amortization schedules and interest rates commensurate with the purpose of each loan, the identified source of repayment, and the risk involved. The majority of Peoples Bank's commercial loans carry variable interest rates equal to an underlying index rate plus a margin. However, Peoples Bank also originates commercial loans with fixed interest rates for periods generally ranging from three to ten years. At December 31, 2022, the commercial loan portfolio consisted of 67.8% in variable interest rate loans and 32.2% in fixed interest rate loans. In determining whether to grant a commercial loan, Peoples Bank primarily reviews a schedule of cash flows to evaluate whether the borrower's anticipated future cash flows will be adequate to service both interest and principal due. Peoples Bank also originates variable rate loans with interest rate swaps, where the customer enters into an interest rate swap with Peoples Bank on terms that match the terms of the loan. By entering into the interest rate swap with the customer, the customer synthetically fixes the rate on the variable rate loan. Peoples Bank offsets its exposure in each such swap by entering into an offsetting interest rate swap with an unaffiliated financial institution. These interest rate swaps do not qualify as designated hedges; therefore, each swap is accounted for as a standalone derivative instrument. Peoples Bank evaluates all commercial loan relationships whose aggregate credit exposure is greater than $1.0 million on an annual basis for possible credit deterioration. This loan review process provides Peoples Bank with opportunities to identify potential problem loans and take proactive actions to assure repayment of the loan or minimize Peoples Bank's risk of loss, such as reviewing the relationship more frequently based upon the loan quality rating and aggregate outstanding exposure. Upon detection of the reduced ability of a borrower to meet cash flow obligations, the loan is reviewed for possible downgrade in the loan quality rating or placement on nonaccrual status. Peoples Bank also completes evaluation procedures for a selection of larger loan relationships on a quarterly basis. Loan relationships whose aggregate credit exposure to Peoples Bank is equal to or less than $1.0 million are reviewed on an event-driven basis. Triggers for review include a borrower's request to renew a maturing loan or line of credit, actual knowledge of adverse events affecting the borrower's business, receipt of financial statements indicating deteriorating credit quality, or other similar events. In response to the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended (the "CARES Act"), was signed into law on March 27, 2020, to provide national emergency economic relief measures. The CARES Act amended the loan program of the Small Business Administration (the "SBA"), in which Peoples Bank participates, to create a guaranteed, unsecured loan program, the Paycheck Protection Program (the "PPP"), to fund operational costs of eligible businesses, organizations and self-employed persons during COVID-19. These economic relief measures were extended through the enactment in December 2020 of the omnibus federal spending and economic stimulus legislation title the Consolidated Appropriations Act, 2021 (the "CAA"). The PPP loan program ended on May 31, 2021, meaning no new PPP loans have been originated since this date. As of December 31, 2022, Peoples had $2.4 million aggregate principal amount, net of deferred fees, in PPP loans outstanding, which were included in commercial and industrial loan balances, compared to $87.1 million at December 31, 2021 (including $23.4 million acquired in the merger with Premier Financial Bancorp, Inc. (“Premier” and the "Premier Merger")). Commercial and Industrial Loans Commercial and industrial loans are loans to operating companies for purposes of financing working capital needs, fixed asset purchases, acquisitions of other businesses, and other business activities. Typically, these loans are secured with business assets and, in some cases, owner-occupied real estate and are personally guaranteed by the owners of the operating companies. The primary source of repayment of this type of loan is generally cash flows generated from operations of the business, which can be susceptible to adverse changes in economic conditions of the general economy as a whole or within a specific industry. Also included in commercial and industrial loan balances are the PPP loans. At December 31, 2022, commercial and industrial loans comprised 19.0% of Peoples Bank's total loan portfolio, compared to 19.9% at December 31, 2021. Commercial Real Estate Loans Peoples Bank's portfolio of commercial real estate loans comprised 30.2% of total loans at December 31, 2022, and 34.7% at December 31, 2021. Peoples Bank originates commercial real estate loans for both owner-occupied commercial real estate and non-owner-occupied investment commercial real estate. Generally, the real estate securing these loans is stabilized and typically the loans are personally guaranteed by the owners of the borrowing entities. Normally, owner-occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities, and other commercial and industrial properties occupied by operating companies. The source of repayment for this type of loan is typically cash flow from the operating company occupying the real estate. Investment commercial real estate generally includes multifamily complexes, office buildings and complexes, retail facilities, land under development, and industrial properties, as well as other commercial or industrial real estate. Typically, the primary source of repayment of this type of loan is rental income generated from leasing activities. 6

Construction Loans Peoples Bank originates construction loans to provide temporary financing during the construction phase for commercial and residential properties. Peoples Bank's construction lending is focused primarily on commercial and residential projects of select real estate developers. These projects include the construction of apartment, office, retail, industrial complexes, and other commercial and residential projects. The underwriting criteria for construction loans are generally the same as for non- construction loans. Construction loans comprised 5.2% of Peoples Bank's total loan portfolio at December 31, 2022 and 4.7% at December 31, 2021. Construction financing is generally considered to involve higher credit risk than other types of loans since Peoples Bank is dependent largely upon the accuracy of the initial estimate of the property's value at the completion of construction and the estimated cost (including interest) of construction. If the estimated construction cost proves to be inaccurate, Peoples Bank may be required to advance funds beyond the amount originally committed to enable completion of the project. If the estimate of a property's value upon completion proves inaccurate, Peoples Bank may be confronted, at or prior to the maturity of the loan, with a property having a value insufficient to ensure full repayment, should the borrower default. In the event a default on a construction loan occurs and foreclosure follows, Peoples Bank must take control of the project and attempt to either arrange for completion of construction or sell the collateral of the unfinished project. In certain cases, such as real estate development projects, repayment of construction loans occurs as a result of subsequent sale of the developed real estate. Additional risk exists in these cases as the developer may lack funds to repay the loan if the property is not sold upon completion. To mitigate the risk of construction lending, Peoples Bank requires periodic site inspections, typically completed by an independent third party, to ensure appropriate completion of the project prior to any disbursements. Construction loans are structured to provide sufficient time to complete construction, giving consideration to weather or other variables that influence completion time. Peoples Bank typically requires the term of its construction loans to be less than three years. Insurance Premium Finance Loans Peoples Bank's portfolio of insurance premium finance loans comprised 3.4% of total loans at December 31, 2022, and 3.0% at December 31, 2021, with the portfolio having been acquired during 2020. The insurance premium finance loans are originated through independent insurance agency partners nationwide and provide funding for the purchase by borrowers of property and casualty insurance policies from the insurance agency partners. The loans are secured by the refundable, unearned premiums with respect to the underlying insurance policies. These loans require a 10%-20% down payment followed by no less than nine consecutive, equal monthly payments of principal plus interest. This type of lending is relatively low risk, as the loan amount is generally less than the refundable, unearned premiums of the underlying insurance policy. If the loan becomes delinquent, the underlying insurance policy is cancelled, and the unearned premiums are refunded directly to Peoples Bank. Commercial Equipment Leases and Equipment Financing Agreements Peoples Bank originates leases and equipment financing agreements through its North Star Leasing division and through its wholly-owned subsidiary Vantage. Peoples Bank's portfolio of leases comprised 7.3% of total loans at December 31, 2022, and 2.7% at December 31, 2021. Based in Burlington, Vermont, the North Star Leasing division underwrites, originates and services equipment leases and equipment financing agreements primarily to small businesses throughout the U.S. These leases transfer substantially all of the benefits and risks of equipment ownership to the lessee. The present value of future lease payments and the estimated residual value are recorded as leases on Peoples' Consolidated Balance Sheet. Revenue is recognized as a constant percentage return on the lease's carrying value. Lease origination costs are deferred and amortized as an adjustment of the related lease's yield. Based in Excelsior, Minnesota, Vantage underwrites, originates and services primarily technology equipment leases to medium and large businesses throughout the U.S. These leases transfer substantially all of the benefits and risks of equipment ownership to the lessee. The present value of future lease payments and the estimated residual value are recorded as leases on Peoples' Consolidated Balance Sheet. Revenue is recognized as a constant percentage return on the lease's carrying value. Lease origination costs are deferred and amortized as an adjustment of the related lease's yield. Residential Real Estate Loans Peoples Bank's portfolio of residential real estate loans comprised 15.4% of total loans at December 31, 2022, and 17.2% at December 31, 2021. The residential real estate loans originated by Peoples Bank may either be retained in its loan portfolio, or sold into the secondary market with servicing either retained by Peoples Bank or sold with the loan. Peoples Bank also had $2.1 million of residential real estate loans held for sale and was servicing $392.4 million of loans, consisting primarily of one-to-four family residential mortgages, which had previously been sold into the secondary market, in each case, at December 31, 2022. Peoples Bank also originates and retains jumbo residential mortgage loans for primary and secondary residences, which are nonconforming loans that have higher loan amounts than those acceptable for sale to the government-sponsored enterprises to which Peoples Bank typically sells residential mortgage loans. Peoples Bank originates both fixed rate and variable rate residential real estate loans. From time to time, Peoples Bank sells its longer-term fixed rate real estate loans into the secondary market; however, Peoples Bank may retain certain fixed rate real estate loans. 7

Peoples Bank typically requires residential real estate loan amounts to be no more than 80% of the purchase price or the appraised value of the real estate securing the loan, whichever is lower, unless private mortgage insurance is obtained by the borrower for the percentage exceeding 80%. In limited circumstances, Peoples Bank may lend up to 100% of the appraised value of the real estate, although such lending currently is limited to loans that qualify under established federally-backed rural housing programs or through a designated low-to-moderate income loan program. Numerous risk factors attributable to real estate lending are considered during underwriting for the purposes of establishing an interest rate commensurate with the inherent risks of the loan. Residential real estate loans are typically secured by first mortgages with evidence of title in favor of Peoples Bank in the form of an attorney's opinion of the title or a title insurance policy. Peoples Bank requires insurance, with Peoples Bank named as the mortgagee and loss payee. Peoples Bank requires evidence of insurance at the time of the loan closing. Additionally, Peoples Bank has a blanket insurance policy to cover loans secured by real estate with outstanding balances of less than $1.0 million that do not include an insurance escrow account. For loans secured by real estate with outstanding balances over $1.0 million or those that include an insurance escrow account, Peoples Bank force-places an insurance policy to cover the residential real estate loan when the borrower fails to maintain adequate insurance. Licensed appraisals are required for all residential real estate loans, and are completed by an independent third party. A compliance officer assigned to the line of business is responsible for working with the management team to identify, implement and test regulatory compliance controls. Home Equity Lines of Credit Peoples Bank originates home equity lines of credit that provide consumers with greater flexibility in financing personal expenditures. At December 31, 2022, outstanding home equity lines of credit comprised 3.8% of Peoples Bank's total loans, compared to 3.7% at December 31, 2021. Peoples Bank currently offers home equity lines of credit with a prime-based variable rate for the entire 10-year term of the loan and fixed rate installment loans with five-year to 20-year terms. At December 31, 2022, Peoples Bank's home equity loan portfolio consisted of 99.0% in variable interest rate loans and 1.0% in fixed interest rate loans. Peoples Bank also offers a home equity line of credit product whose terms include a fixed rate for the first five years, which converts to a variable interest rate for the remaining five years. At December 31, 2022, 24.8% of the total home equity loan portfolio was represented by convertible rate home equity lines of credit, with total outstanding principal balances and available credit amounts of $44.1 million and $64.8 million, respectively, and a weighted-average remaining maturity of 5.5 years. The average original loan amount under these convertible rate home equity lines of credit was $96,000 at December 31, 2022. Home equity lines of credit are generally made as second mortgages by Peoples Bank. The maximum amount of a home equity line of credit is generally limited to 80% of the appraised value of the property less the balance of the first mortgage. Peoples Bank may lend up to 90% of the appraised value of the property (less the balance of the first mortgage) at higher interest rates that are commensurate with the additional risk being assumed in these situations. The home equity lines of credit are written with 10-year terms and are subject to a new underwriting review upon request for renewal. Consumer Lending Peoples Bank's consumer lending activities include consumer indirect loans and consumer direct loans, which primarily involve loans secured by automobiles, motorcycles, recreational vehicles and other personal property, as well as unsecured loans and personal lines of credit. Consumer loans generally involve more risk as to collectability than real estate mortgage loans because of the type and nature of the collateral or, in certain instances, the absence of collateral. As a result, consumer lending collections are dependent upon the borrower's continued financial stability, and are at more risk from adverse changes in personal circumstances. In addition, application of various state and federal laws, including bankruptcy and insolvency laws, could limit the amount that may be recovered under these loans. Credit approval for consumer loans typically requires demonstration of sufficiency of income to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. It is the policy of Peoples Bank to review its consumer loan portfolio monthly and to charge-off loans that do not meet its ongoing standards, while strictly adhering to all laws and regulations governing consumer lending. A compliance officer assigned to the line of business is responsible for working with the management team to identify, implement and test regulatory compliance controls. Consumer Indirect Loans Peoples Bank originates consumer indirect loans through select dealerships, which generally include loans secured by automobiles, motorcycles and recreational vehicles. At December 31, 2022, consumer indirect loans comprised 13.4% of Peoples Bank's total loan portfolio, compared to 11.8% at December 31, 2021. Consumer indirect loans are originated at the point of sale, or dealership, and are subject to the same pricing structure and underwriting process as consumer loans originated through the retail branch channel. Consumer indirect lending offers Peoples Bank the opportunity to access additional customers outside of its primary office locations. Peoples Bank offers consumer indirect lending for new and pre-owned vehicles through approved franchise or independent dealerships. These dealerships undergo an approval process whereby Peoples Bank reviews the dealership licensing and industry experience, evaluates customer experience with the dealership and completes an inspection of the inventory, showroom, and general facilities. On an ongoing basis, the 8 dealerships are monitored based on production volume, application approval rates, portfolio default rates, and adherence to loan pricing guidelines. Consumer Direct Loans Peoples Bank originates consumer direct loans primarily through its office locations. Consumer direct loans generally include loans secured by automobiles, motorcycles, recreational vehicles and other personal property; unsecured loans; and personal lines of credit. Consumer direct loans differ from consumer indirect loans as they include expanded products, such as unsecured loans, or loans secured by stock or deposits. Consumer direct loans comprised 2.3% of Peoples Bank's total loan portfolio at each of December 31, 2022 and December 31, 2021. Overdraft Privilege Peoples Bank grants Overdraft Privilege to qualified customers. Overdraft Privilege is a service that provides overdraft protection to deposit customers, both individual and business, by establishing an Overdraft Privilege amount. After a 60-day waiting period to verify account activity, each new checking account usually receives an Overdraft Privilege amount of $400, $700 or $1,000 based on the type of account and other parameters, such as previous charge-off history or credit loss. Customers also have the ability to opt out of Overdraft Privilege offered by Peoples. Once established, customers are permitted to overdraw their checking account at Peoples Bank's discretion, up to their Overdraft Privilege limit, with each item being charged Peoples Bank's regular overdraft fee, with a maximum of five charges per day when the customer's account is overdrawn more than $5. Customers repay the overdraft with their next deposit. Overdraft Privilege is designed to allow Peoples Bank to fill the void between traditional overdraft protection, such as a line of credit, and "check cashing stores." Under federal banking regulations, Peoples Bank is required to obtain the consent of its customers in order to apply Overdraft Privilege to ATM and one-time debit card transactions. While Overdraft Privilege generates fee income, these fees may be offset by additions to the provision for credit losses necessary to ensure the maintenance of an appropriate allowance for credit losses against overdrafts deemed uncollectable. This allowance, along with net charge-offs, was included in determining Peoples Bank's allowance for credit losses. At December 31, 2022, the unfunded commitment related to Overdraft Privilege was $70.9 million. Investment Activities At December 31, 2022, investment securities comprised 24.2% of Peoples' total assets, compared to 23.8% at December 31, 2021. The majority of Peoples' investment activities are conducted through Peoples Bank, although Peoples and its non-banking subsidiary, PIC, also may engage in investment activities from time to time. Investment activity by Peoples Bank is subject to certain regulatory guidelines and limitations on the types of securities eligible for purchase. As a result, the investment securities owned by Peoples Bank at December 31, 2022 included agencies and corporations of the U.S. government, including mortgage- backed securities, bank eligible obligations of any state or political subdivision in the U.S. and bank eligible corporate obligations, including private-label mortgage-backed securities. Peoples Bank also invests in tax credit funds. The investments owned by PIC consist of tax credit funds, municipal obligations, privately issued mortgage-backed securities, and subordinated debt issued by a non-related banking entity. Peoples Bank's investment activities are governed internally by a policy approved by the Board of Directors of Peoples Bank, which is administered by Peoples Bank's Asset-Liability Management Committee ("ALCO"). The primary purpose of Peoples Bank's investment portfolio is to: (1) employ excess funds not needed to support loan demand; (2) provide a source of liquid assets to accommodate unanticipated deposit and loan fluctuations, and overall liquidity needs; (3) provide eligible securities to secure public and trust funds; and (4) earn the maximum overall return commensurate with Peoples Bank's risk appetite and liquidity needs. Investment strategies to achieve these objectives are reviewed and approved by the ALCO. In its evaluation of investment strategies, the ALCO considers various factors, including the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and Peoples Bank's overall interest rate sensitivity. The ALCO also has much broader responsibilities, which are discussed in the "Interest Rate Sensitivity and Liquidity" section of "ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Form 10-K. Funding Sources Peoples' primary sources of funds for lending and investing activities are interest-bearing and non-interest-bearing deposits. Cash flows from both the loan and investment portfolios, which include scheduled payments, as well as prepayments, calls and maturities, also provide a relatively stable source of funds. Peoples also utilizes a variety of short-term borrowings and long-term borrowings to fund asset growth and satisfy liquidity needs. Peoples also hedges 90-day brokered deposits with interest rate swaps as part of its funding strategy. The swaps pay a fixed rate of interest while receiving three-month LIBOR, which offsets the rate on the brokered deposits. Peoples' funding sources are managed through Peoples' asset-liability management process and monitored by the ALCO, which is discussed further in the "Interest Rate Sensitivity and Liquidity" section of "ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Form 10-K. The following is a brief description of the various sources of funds utilized by Peoples: 9

Deposits Peoples Bank obtains deposits principally from individuals and businesses within its primary market area by offering a broad selection of deposit products to clients. Deposit products for individuals have account terms that vary with respect to the minimum balance required, the time the funds must remain on deposit, and service charge schedules. Interest rates paid on specific deposit types are determined based on (1) the interest rates offered by competitors, (2) the anticipated amount and timing of funding needs, (3) the availability and cost of alternative sources of funding, and (4) the anticipated future economic conditions and interest rates. Business deposits, which include deposits from traditional commercial businesses as well as governmental entities, are obtained through an offering of multiple deposit account types as well as cash management solutions. Depending on the need of the entity, these deposits could be either interest-bearing or non-interest-bearing. The ability of Peoples Bank to offer competitive cash management solutions to its customers, enables it to obtain valuable operating account funds as well as non- operating account funds. Retail and business deposits are attractive sources of funding because of their stability and cost, relative to wholesale funding alternatives, in addition to providing opportunities for Peoples to build long-term client relationships through the cross-selling of its other products and services. Peoples Bank also offers its customers the ability to receive multi-million dollar federal deposit insurance coverage for certificates of deposit ("CDs") through the Certificate of Deposit Account Registry Service ("CDARS") program and money market deposit accounts through the Insured Cash Sweep Services ("ICS") network. Under these programs, funds from large customer deposits are placed into accounts issued by other members of the CDARS program or ICS network in increments below the federal deposit insurance limits to ensure both principal and interest remain eligible for insurance. Peoples Bank also purchases certain "one-way buy" CDARS deposits, and overnight ICS network deposits which are utilized as a wholesale funding source, and these deposits are classified as brokered deposits in "Note 8 Deposits." Peoples Bank occasionally obtains deposits from clients outside its primary market area, generally in the form of CDs, and has the ability, if determined to be appropriate, to obtain deposits from deposit brokers. These deposits are used to supplement Peoples Bank's deposits to fund loans originated to customers located outside Peoples Bank's primary market area, as well as provide diversity in funding sources as they do not require Peoples Bank to secure the funds with collateral, unlike most other borrowed funds. Additionally, in recent years, Peoples has issued brokered deposits to fund fixed-rate interest rate swaps. Additional information regarding the amounts and composition of Peoples Bank's deposits can be found in the "Deposits" section of "ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Form 10-K and in "Note 8 Deposits." Borrowed Funds Peoples obtains funds through a variety of short-term borrowings and long-term borrowings, which typically include advances from the Federal Home Loan Bank of Cincinnati (the "FHLB") and repurchase agreements. Peoples also has the ability to obtain funds, if determined to be appropriate, through federal funds purchased and advances from the Federal Reserve Discount Window. In addition, Peoples has the ability to obtain funds from unrelated financial institutions in the form of term loans or revolving lines of credit. Short-term borrowings are used generally to manage Peoples' daily liquidity needs since they typically may be repaid, in whole or part, at any time without a penalty. In recent years, Peoples has utilized interest rate swaps to obtain short-term borrowings at long-term fixed rates, effectively replacing maturing long-term borrowings. Long-term borrowings provide cost-effective options for funding asset growth and satisfying capital needs, due to the variety of pricing and maturity options available. Additional information regarding the amounts and composition of Peoples' borrowed funds can be found in the "Borrowed Funds" section of "ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Form 10-K and in "Note 9 Short-Term Borrowings" and "Note 10 Long-Term Borrowings." Competition Peoples experiences intense competition within its primary market area due to the presence of several national, regional and local financial institutions and other service providers, including finance companies, financial technology companies ("fintechs"), insurance agencies and mutual fund providers. Competition within the financial services and insurance industries continues to increase as a result of mergers between, and expansion of, financial services and insurance providers within and outside of Peoples' primary market areas. In addition, the deregulation of the financial services industry (see the discussion of the Gramm-Leach-Bliley Act of 1999 in the section of this item captioned "Supervision and Regulation – Bank Holding Company Regulation") has allowed securities firms and insurance companies that have elected to become financial holding companies to acquire commercial banks and other financial institutions, which can create additional competitive pressure. In addition, fintechs are also providing nontraditional, but increasingly strong, competition for our borrowers, depositors, and other customers. Peoples primarily competes based on client service, convenience and responsiveness to customer needs, product characteristics, interest rates on loans, insurance premium financing, leases and deposits, and the availability and pricing of fiduciary, employee benefit plan, brokerage and insurance services. However, some competitors may have greater resources, including additional technology offerings and higher lending limits than Peoples, which may adversely affect Peoples' ability to compete. Peoples' business 10 strategy includes the use of a "needs-based" sales and service approach to serve customers and is intended to promote customers' continued use of multiple financial products and services. Peoples continues to emphasize the integration of traditional commercial banking products with non-traditional financial products, such as insurance and investment products. In addition, Peoples continuously works to improve its online and mobile capabilities to ensure customers are able to use its products and services utilizing many channels. Historically, Peoples has focused on providing its full range of products and services in smaller metropolitan markets and certain major metropolitan areas. Management believes Peoples has developed a level of expertise in serving the financial service needs of all communities. Peoples' primary market area has expanded into larger metropolitan areas, such as central, southwestern and northeastern Ohio along with eastern Virginia, southern Maryland, Minnesota and Washington, D.C. Peoples also competes nationally when providing insurance premium financing and commercial equipment leases and equipment financing arrangements. These larger areas typically contain entrenched service providers with existing customer bases much larger than Peoples' current position. As a result, Peoples may be forced to compete more aggressively in order to grow its market share in these areas, which could reduce current and future profit potential derived from such markets. Human Capital Resources At December 31, 2022, Peoples had 1,267 full-time equivalent employees, compared to 1,188 at December 31, 2021. Peoples makes it a priority to provide a first class workplace for its employees, focusing on providing quality benefits, recognizing and rewarding performance, cultivating diversity, promoting a culture of learning and coaching in every direction. Peoples offers paid time off, medical, dental and vision insurance, along with wellness programs, a 401(k) program, an employee stock purchase program, programs to assist with education-related costs, reward and recognition programs, as well as other various programs and benefits. Peoples has also implemented a $15 minimum wage throughout the organization and all associates are at or above this threshold as of January 2023. Peoples Bank has been recognized by Newsweek as one of America’s Best Banks 2023 and Peoples Bank has been recognized as a Best Bank to Work For by American Banker in each of 2021 and 2022. Peoples strives to be an inclusive and diverse workplace, free of harassment, and encourages employees to voice their opinions. Peoples works to attract and retain top quality talent, and in doing so, promotes a learning environment where positive constructive feedback can be given at any level of the organization. Employees are encouraged to communicate their thoughts, whether it is with a co-worker, management or the Human Resources Department. Peoples also provides an anonymous ethics hotline for employees to report any issues that they may feel uncomfortable reporting to management. Peoples maintains many reward programs for employees and management to recognize contributions by individuals and teams within the organization. Peoples provides internal training throughout the organization, as well as opportunities to attend external and online training events. Managers complete quarterly performance reviews with employees, and semi-annual employee satisfaction pulse surveys are completed. Peoples tracks and monitors employee turnover and executes exit interviews to better understand why employees choose to leave the organization. Peoples maintains a high level of commitment to its communities, which is shown both through employees volunteering and with donations made to many organizations within the Peoples footprint. Intellectual Property and Proprietary Rights Peoples has registered the service marks "Peoples Bank (with logo)," "Peoples Bancorp," "Peoples Bank," Peoples in motion logo consisting of three arched ribbons, "Working Together. Building Success.", "Peoples Insurance (with logo)", "Peoples Investment Services", “Peoples Premium Finance”, “North Star Leasing” and "peoplesbancorp.com" with the U.S. Patent and Trademark Office (the "USPTO"). Peoples has submitted an application to register "Vantage Financial" as a trademark, but has yet to receive final approval. Additionally, Peoples is the owner of "tradeIT", a registered service mark of Vantage. These service marks currently have expiration dates ranging from 2022 to 2031. Peoples may renew the registrations of service marks with the USPTO generally for additional five-year to 10-year periods indefinitely, provided it continues to use the service marks and files appropriate maintenance and renewal documentation with the USPTO at the times required by the federal trademark laws and regulations. Peoples intends to continue to use its registered service marks and to timely renew the registration of each of them. Peoples has proprietary interests in the Internet domain names "pebo.com", “peoplespf.com”, “northstarleasing.com”, “vantagefncl.com” and "peoplesbancorp.com." Internet domain names in the U.S. and in foreign countries are regulated, but the laws and regulations governing the Internet are continually evolving. Supervision and Regulation Peoples and its subsidiaries are subject to extensive supervision and regulation by federal and state agencies. The regulation of financial holding companies and their subsidiaries is intended primarily for the protection of consumers, depositors, borrowers, the Deposit Insurance Fund (the "DIF") of the Federal Deposit Insurance Corporation (the "FDIC") and the banking system as a whole, and not for the protection of shareholders. Applicable laws and regulations restrict permissible activities and investments, and require actions to protect loan, deposit, brokerage, fiduciary and other customers, as well as the DIF. Such laws and regulations may also restrict Peoples' ability to repurchase its common shares or to receive dividends from Peoples Bank, and may impose capital adequacy 11 and liquidity requirements. The following is a summary of the regulatory agencies, statutes and related regulations that have, or could have, a material impact on Peoples' business. This discussion is qualified in its entirety by reference to such regulations and statutes. Financial Holding Company Peoples is a legal entity separate and distinct from its subsidiaries and affiliated companies. As a financial holding company, Peoples is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Federal Reserve Board has extensive enforcement authority over financial holding companies. In general, the Federal Reserve Board may initiate enforcement actions for violations of laws and regulations and unsafe or unsound practices. The Federal Reserve Board may assess civil money penalties, issue cease and desist or removal orders, and require that a financial holding company divest subsidiaries, including subsidiary banks. Peoples is routinely required to file reports and other information with the Federal Reserve Board regarding Peoples' business operations and those of its subsidiaries. Subsidiary Bank Peoples Bank is subject to regulation and examination primarily by the Ohio Division of Financial Institutions ("ODFI") and the Federal Reserve Bank of Cleveland ("FRB"). Peoples Bank must also follow the regulations promulgated by the Consumer Financial Protection Bureau (the "CFPB"), which regulates consumer financial products and services and certain financial services providers. Various requirements and restrictions under the laws of the U.S, and the states of Ohio, Kentucky, West Virginia, Virginia, Washington, D.C., Maryland, Minnesota, Vermont and Missouri affect the operations of Peoples Bank, including requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon, restrictions relating to investments and other activities, limitations on credit exposure to correspondent banks, limitations on activities based on capital and surplus, limitations on transactions between Peoples Bank and Peoples, limitations on the payment of dividends, and limitations on branching. Consumer laws and regulations that are designed to prevent unfair, deceptive and abusive acts and practices and that ensure that consumers have access to fair, transparent and competitive markets for consumer financial products and services also affect the services provided by Peoples Bank. Non-Banking Subsidiaries Peoples' non-banking subsidiaries are also subject to regulation by the Federal Reserve Board and other applicable federal and state agencies. Peoples Insurance, as a licensed insurance agency, is subject to regulation by the Ohio Department of Insurance and the state insurance regulatory agencies of those states where it conducts business. Peoples Risk Management, Inc., a Nevada-chartered captive insurance company, is subject to the laws and regulations of the State of Nevada and undergoes periodic examinations by the Nevada Division of Insurance. Other Regulatory Agencies Securities and Exchange Commission ("SEC") and the Nasdaq Global Select Market® ("Nasdaq") Peoples is also under the jurisdiction of the SEC and certain state securities commissions for matters relating to the offering and sale of its securities. Peoples is subject to the registration, disclosure, reporting and regulatory requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the regulations promulgated under each of the Securities Act and the Exchange Act, as administered by the SEC. Peoples' common shares are listed with Nasdaq under the symbol "PEBO" and Peoples is subject to the rules for Nasdaq listed companies. Federal Home Loan Bank Peoples Bank is a member of the FHLB, which provides credit to its members in the form of advances. As a member of the FHLB, Peoples Bank must maintain an investment in the capital stock of the FHLB in a specified amount. Upon the origination or renewal of a loan or an advance, the FHLB is required by law to obtain and maintain a security interest in certain types of collateral. The FHLB is required to establish standards of community investment or service that its members must maintain for continued access to long-term advances from the FHLB. The standards take into account a member's performance under the Community Reinvestment Act of 1977, as amended (the "CRA"), and the member's record of lending to first-time homebuyers. Federal Deposit Insurance Corporation ("FDIC") The FDIC is an independent federal agency which insures the deposits, up to prescribed statutory limits, of federally-insured banks and savings associations, and safeguards the safety and soundness of the financial institution industry. Peoples Bank's deposits are insured up to applicable limits by the DIF of the FDIC and Peoples Bank is subject to deposit insurance assessments to maintain the DIF. The general insurance limit is $250,000 per separately insured depositor. This insurance is backed by the full faith and credit of the U.S. government. As insurer, the FDIC is authorized to conduct examinations of and to require routine reporting by insured institutions, including Peoples Bank, to prohibit any insured institution from engaging in any activity the FDIC determines by regulation or order to pose a threat to the DIF, and to take enforcement actions against insured institutions. The FDIC may terminate insurance of deposits of any insured institution if the FDIC finds that the insured institution has engaged in unsafe or unsound practices, is 12 in an unsafe or unsound condition, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or any other regulatory agency. Insured depository institutions are required to remit quarterly deposit insurance premiums to the FDIC, which are used to fund the DIF. Insurance premiums for each insured depository institution are determined based upon the institution's capital level and supervisory rating provided to the FDIC by the institution's primary federal regulator and other information the FDIC determines to be relevant to the risk posed to the DIF by the insured depository institution. The assessment rate determined by considering such information is then applied to the amount of the insured depository institution's average assets minus average tangible equity to determine the insured depository institution's insurance premium. An increase in the assessment rate could have a material adverse effect on the earnings of the affected insured depository institution, depending on the amount of the increase. The FDIC assesses a quarterly deposit insurance premium on each insured depository institution based on perceived risk characteristics of the insured institution to the DIF, with institutions deemed less risky paying lower rates. Currently, assessments for institutions of less that $10.0 billion of total assets are based on financials measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustments can deviate more than two basis points from the base assessment without notice and comment rule making. The FDIC may also impose special assessments in emergency situations. The FDIC has established 2.0% as the designated reserve ratio ("DRR"), which is the amount in the DIF as a percentage of all DIF insured deposits. In March 2016, the FDIC adopted final rules designed to meet the statutory minimum DRR of 1.35% by September 30, 2020, the deadline imposed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended (the "Dodd-Frank Act"). The Dodd-Frank Act required the FDIC to offset the effect on insured institutions with assets of less than $10.0 million of the increase in statutory minimum DRR to 1.35% from the former statutory minimum of 1.15%. Although the FDIC's rules reduced assessment ratio on all banks, they imposed a surcharge on banks with assets of $10.0 million or more to be paid until the DRR reached 1.35%. At September 30, 2018, the DRR met the statutory minimum of 1.35%. As a result, the previous surcharge imposed on banks with assets of $10 billion or more was lifted. In addition, preliminary assessment credits were determined by the FDIC for banks with assets of less than $10 billion, which had previously contributed to the increase of the DRR to 1.35%. On June 30, 2019, the DRR reached 1.40%, and the FDIC applied credits for banks with assets of less than $10.0 billion. On June 30, 2020, the DRR fell below the statutory minimum to 1.30%. This resulted in the FDIC adopting a restoration plan designed to restore the DRR to 1.35% within eight years, by September 30, 2028. As part of this restoration plan, all scheduled assessment rates for all insured institutions were maintained. In the semiannual update for the Restoration Plan in June 2022, the FDIC projected that the reserve ratio was at risk of not reaching the statutory minimum of 1.35% by September 30, 2028, the statutory deadline to restore the reserve ratio. Based on this update, the FDIC Board approved an Amended Restoration Plan, and concurrently proposed an increase in initial base deposit insurance assessment rate schedules uniformly by 2 basis points (from three basis points to five basis points), applicable to all insured depository institutions. In October 2022, the FDIC Board finalized the increase with an effective date of January 1, 2023, applicable to the first quarterly assessment period of 2023 (i.e., January 1 through March 31, 2023). The revised assessment rate schedules are intended to increase the likelihood that the reserve ratio of the DIF reaches the statutory minimum level of 1.35 percent by September 30, 2028. As of December 31, 2022, the DRR remains below the statutory minimum of 1.35%. Bank Holding Company Regulation In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks, and other activities that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident thereto. As a result of the Gramm-Leach-Bliley Act of 1999 – also known as the Financial Services Modernization Act of 1999 – which amended the BHC Act, bank holding companies that are financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (1) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the Secretary of the Treasury), or (2) complementary to a financial activity, and that does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments. In 2002, Peoples elected, and received approval from the Federal Reserve Board, to become a financial holding company. In order for a financial holding company to commence any new activity permitted by the BHC Act, or to acquire a company engaged in any new activity permitted by the BHC Act, the financial holding company must be "well managed" and "well capitalized," and each insured depository institution subsidiary of the financial holding company must be well capitalized under the prompt corrective action provisions, be well managed and have received a rating of at least "satisfactory" in its most recent examination under the CRA. The CRA is more fully discussed in the section captioned "Community Reinvestment Act" included later in this Item. In addition, financial holding companies, such as Peoples, are permitted to acquire companies engaged in activities that are financial in nature and in activities that are incidental and complementary to financial activities without prior Federal Reserve Board approval. The BHC Act and other federal and state statutes regulate acquisitions of commercial banks. The BHC Act requires the prior approval of the Federal Reserve Board for the direct or indirect acquisition of more than 5% of the voting shares of a commercial 13 bank or its parent holding company. Under the federal Bank Merger Act, as amended, the prior approval of the Federal Reserve Board is required for a state-chartered, Federal Reserve Bank member bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing an application seeking approval of a merger or acquisition transaction, the bank regulatory authorities consider, among other factors, the competitive effect and public benefits of the transaction, the capital position of the combined organization, the applicant's performance record under the CRA and fair housing laws, and the effectiveness of the subject organizations in combating money laundering activities. A financial holding company is required by law and Federal Reserve Board policy to act as a source of financial strength to each subsidiary bank and to commit resources to support each subsidiary bank. The Federal Reserve Board may require a financial holding company to contribute additional capital to an undercapitalized subsidiary bank and may disapprove of the payment of dividends to shareholders if the Federal Reserve Board believes the payment of such dividends would be an unsafe or unsound practice. Transactions with Affiliates, Directors, Executive Officers and Shareholders Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Board Regulation W generally: • limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10.0% of the bank's capital stock and surplus; • limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with all affiliates to an amount equal to 20.0% of the bank's capital stock and surplus; and • require that all such transactions be on terms substantially the same, or at least as favorable to the bank or subsidiary, as those provided to a non-affiliate. An affiliate of a bank is any company or entity that controls, is controlled by, or is under common control with the bank. The term "covered transaction" includes the making of loans to the affiliate, the purchase of assets from the affiliate, the issuance of a guarantee on behalf of the affiliate, the purchase of securities issued by the affiliate and other similar types of transactions. A bank's authority to extend credit to executive officers, directors and greater than 10.0% shareholders, as well as entities such persons control, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated under the Federal Reserve Act by the Federal Reserve Board. Among other things, these loans must be made on terms (including interest rates charged and collateral required) substantially similar to those offered to unaffiliated individuals, or be made as part of a benefit or compensation program and on terms widely available to employees, and must not involve a greater than normal risk of repayment. In addition, the amount of loans a bank may make to these persons is based, in part, on the bank's capital position, and specified approval procedures must be followed in making loans which exceed specified amounts. The Coronavirus Aid, Relief, and Economic Security Act of 2020 and Initiatives Related to COVID-19 In response to the novel COVID-19 pandemic (“COVID-19”), the CARES Act was signed into law on March 27, 2020, to provide national emergency economic relief measures. Many of the CARES Act’s programs are dependent upon the direct involvement of U.S. financial institutions, such as Peoples and Peoples Bank, and have been implemented through rules and guidance adopted by federal departments and agencies, including the U.S. Department of Treasury, the Federal Reserve Board and other federal banking agencies, including those with direct supervisory jurisdiction over Peoples and Peoples Bank. Furthermore, as COVID-19 is ongoing and continues to evolve, federal regulatory authorities continue to issue additional guidance with respect to the implementation, lifecycle, and eligibility requirements for the various CARES Act programs as well as industry-specific recovery procedures for COVID-19. In addition, it is possible that the U.S. Congress will enact supplementary COVID-19 response legislation, including amendments to the CARES Act or new bills comparable in scope to the CARES Act. Section 1102 of the CARES Act amended the loan program of the SBA, in which Peoples Bank participates, to create a guaranteed, unsecured loan program, the PPP, to fund operational costs of eligible businesses, organizations and self-employed persons during COVID-19. These loans are eligible to be forgiven if certain conditions are satisfied and are fully guaranteed by the SBA. In June 2020, the Paycheck Protection Program Flexibility Act was enacted, which, among other things, gave borrowers additional time and flexibility to use PPP loan proceeds. After previously being extended by Congress, the application deadline for PPP loans expired on May 31, 2021. No collateral or personal guarantees were required for PPP loans. In addition, neither the government nor lenders have been permitted to charge the recipients of PPP loans any fees. On December 27, 2020, the President signed into law the CAA, which that included the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (the "HHSB Act"). Among other things, the HHSB Act renewed the PPP, allocating $284.5 billion for both new first-time PPP loans under the existing PPP and the expansion of existing PPP loans for certain qualified, existing PPP borrowers. The PPP program ended May 31, 2021 and no new loans can be originated under that program. On September 29, 2020, the federal bank regulatory agencies issued a final rule that neutralizes the regulatory capital and liquidity coverage ratio effects of participating in certain COVID-19 liquidity facilities due to the fact there is no credit or market risk in association with exposures pledged to such facilities. As a result, the final rule supports the flow of credit to households and businesses affected by COVID-19. 14

On December 2, 2020, the federal bank regulatory agencies issued an interim final rule that provides temporary relief for specified community banking organizations related to certain regulations and reporting requirements as a result, in large part, of their growth in size from the response to COVID-19. Community banking organizations are subject to different rules and requirements based on their risk profile and asset size. Due to their involvement in federal COVID-19 response programs (such as the PPP) and other lending that supported the U.S. economy, many community banking organizations experienced rapid and unexpected increases in their sizes, which were generally expected to be temporary. The temporary increase in size could have subjected community banking organizations to new regulations or reporting requirements. However community banking organizations with assets approaching the $10.0 billion threshold and that would otherwise have become subject to additional regulatory requirements upon crossing such threshold, including requirements related to capital adequacy standards, debit card interchange fees and routing, and management official interlocks, had until January 1, 2022 to either reduce their size or to prepare for new regulatory and reporting standards. Capital Adequacy and Prompt Corrective Action The Federal Deposit Insurance Corporation Improvement Act of 1991, as amended ("FDICIA"), identifies five capital categories for insured depository institutions and requires the applicable regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. The regulatory agencies, including the Federal Reserve Board, the FDIC, the ODFI, and the Office of Comptroller of the Currency (the "OCC"), have adopted substantially similar regulatory capital guidelines and regulations consistent with the requirements of FDICIA, and have established a system of prompt corrective action to resolve certain problems of undercapitalized institutions. This system is based on five capital level categories for insured depository institutions: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The regulatory agencies may (or in some cases must) take certain supervisory actions depending upon a bank's capital level. For example, the banking agencies must appoint a receiver or conservator for a bank within 90 days after the bank becomes "critically undercapitalized" unless the bank's primary regulator determines, with the concurrence of the FDIC, that other action would better achieve regulatory purposes. Banking operations otherwise may be significantly affected depending on a bank's capital category. For example, a bank that is not "well capitalized" generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, and the holding company of any undercapitalized bank must guarantee, in part, specific aspects of the bank's capital plan for the plan to be acceptable. The Federal Reserve Board has adopted risk-based capital guidelines for financial holding companies and other bank holding companies, as well as state member banks. The guidelines provide a systematic analytical framework which makes regulatory capital requirements sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures expressly into account in evaluating capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. Capital levels, as measured by these standards, are also used to categorize financial institutions for purposes of certain prompt corrective action regulatory provisions. The Basel III Capital Rules include: (a) a minimum common equity tier 1 capital ratio of 4.5%; (b) a minimum tier 1 risk- based capital ratio of 6.0%; (c) a minimum total risk-based capital ratio of 8.0%; and (d) a minimum tier 1 leverage ratio of 4.0%. Common equity for the common equity tier 1 capital ratio generally consists of common stock (plus related surplus), retained earnings, accumulated other comprehensive income ("AOCI") (unless an institution elects to exclude such income from regulatory capital), and limited amounts of minority interests in the form of common stock, subject to applicable regulatory adjustments and deductions. Tier 1 capital generally consists of common equity as defined for the common equity tier 1 capital ratio, plus certain non- cumulative preferred stock and related surplus, cumulative preferred stock and related surplus, trust preferred securities that have been grandfathered (but which are not otherwise permitted), and limited amounts of minority interests in the form of additional tier 1 capital instruments, less certain deductions. Tier 2 capital, which can be included in the total capital ratio, generally consists of other preferred stock and subordinated debt meeting certain conditions plus limited amounts of the allowance for credit losses, subject to specified eligibility criteria, less applicable deductions. The deductions from common equity tier 1 capital include goodwill and other intangibles, certain deferred tax assets, mortgage-servicing assets above certain levels, gains on sale in connection with a securitization, investments in a banking organization’s own capital instruments and investments in the capital of unconsolidated financial institutions (above certain levels). Under the guidelines, capital is compared to the relative risk included in the balance sheet. To derive the risk included in the balance sheet, one of several risk weights is applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. 15

The Basel III Capital Rules also place restrictions on the payment of capital distributions, including dividends and share repurchases, and certain discretionary bonus payments to executive officers if the banking organization does not hold a capital conservation buffer of greater than 2.5% composed of common equity tier 1 capital above its minimum risk-based capital requirements, or if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% at the beginning of the quarter. In October 2021, effective in November 2021, the FDIC issued a final rule to incorporate the Community Bank Leverage Ratio rule into the Real Estate Lending Standards. This rule calculates the ratio of loans in excess of the supervisory loan-to-value limits ("LTV Limits") using Tier 1 capital plus the appropriate allowance for credit losses in the denominator. This rule was adopted to allow a consistent approach for calculating the ratio of loans in excess of the supervisory LTV Limits at all FDIC supervised institutions, and to avoid any regulatory burden that could arise if an FDIC supervised institution subsequently decides to switch between different capital frameworks. In December 2018, the federal banking agencies issued a final rule to address regulatory capital treatment of credit loss allowances under the current expected credit loss (“CECL”) model (accounting standard). The rule revises the federal banking agencies’ regulatory capital rules to identify which credit loss allowances under the CECL model are eligible for inclusion in regulatory capital and to provide banking organizations the option to phase in over three years the day-one adverse effects on regulatory capital that may result from the adoption of the CECL model. During 2020, regulatory agencies issued guidance allowing additional phase-in periods for the impact of the CECL model for regulatory capital purposes. This additional phase-in period includes a 25% deferment of the impact on regulatory capital of the estimated increase in the allowance for credit losses related to the CECL model, which is applied during the first two years of application. For the first two years of the phase-in period, 100% of the transition adjustment due to the implementation of the CECL model is excluded for regulatory capital purposes, along with 25% of the increase in the allowance for credit losses compared to the January 1, 2020 allowance for credit losses. In year three of the phase-in, 75% of the transition adjustment, and the cumulative 25% increase in the allowance for credit losses compared to January 1, 2020, are excluded from regulatory capital, while 50% and 25% of these amounts are excluded in years four and five, respectively, under this phase-in period. Additional information on the impact of Peoples' adoption of the CECL methodology can be found under the "FINANCIAL CONDITION - Allowance for Credit Losses" section of "ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Form 10-K. In order to be "well capitalized," a bank must have a common equity tier 1 capital ratio of at least 6.5%, a tier 1 risk-based capital ratio of at least 8.0%, a total risk-based capital of at least 10.0%, and a tier 1 leverage ratio of at least 5.0%, and the bank must not be subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measures. Peoples' management believes that Peoples Bank meets the ratio requirements to be deemed "well capitalized" according to the guidelines described above. Additional information regarding Peoples' regulatory matters can be found in "Note 17 Regulatory Matters." Safety and Soundness Regulations In accordance with the Federal Deposit Insurance Act (the "FDIA"), the federal bank regulatory agencies adopted safety and soundness guidelines establishing general standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify, monitor, and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. In addition, regulations adopted by the federal bank regulatory agencies authorize the agencies to require that an institution that has been given notice that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, the institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the agency must issue an order directing corrective actions and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of FDIA. If the institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties. Community Reinvestment Act The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit or other financial assistance to low-income and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings that must be publicly disclosed. The most recent performance evaluation by the Federal Reserve Board (which was Peoples Bank's primary federal banking regulator at the time of the examination) of Peoples Bank was conducted in 2021 and resulted in an overall rating of "Outstanding." Dividend Restrictions Current banking regulations impose restrictions on Peoples Bank's ability to pay dividends to Peoples. These restrictions include a limit on the amount of dividends that may be paid in a given year without prior approval of the Federal Reserve Board 16 and a prohibition on paying dividends that would cause Peoples Bank's total capital to be less than the required minimum levels under the capital requirements imposed by the Federal Reserve Board and the amount of the capital conservation buffer. Ohio law also limits the amount of dividends that may be paid in any given year without prior approval of the Ohio Superintendent of Financial Institutions. Peoples Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of Peoples Bank's net income during the current calendar year and the retained net income of the prior two calendar years, unless the dividend has been approved by the ODFI and the Federal Reserve Board. Peoples Bank's regulators may prohibit the payment of dividends at any time if the regulators determine the dividends represent unsafe and/or unsound banking practices, or reduce Peoples Bank's total capital below adequate levels. For further discussion regarding regulatory restrictions on dividends, refer to "Note 17 Regulatory Matters." Peoples' ability to pay dividends to its shareholders may also be restricted. Current Federal Reserve Board policy requires a financial holding company to act as a source of financial strength to each of its banking subsidiaries. Under this policy, the Federal Reserve Board may require Peoples to commit resources or contribute additional capital to Peoples Bank, which could restrict the amount of cash available for dividends. The Federal Reserve Board has also issued a policy statement with regard to the payment of cash dividends by financial holding companies and other bank holding companies. The policy statement provides that, as a matter of prudent banking, a financial holding company or bank holding company should not maintain a rate of cash dividends unless its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the financial holding company's or bank holding company's capital needs, asset quality and overall financial condition. Accordingly, a financial holding company or bank holding company should not pay cash dividends that exceed its net income or that can only be funded in ways that weaken the financial holding company's or bank holding company's financial health, such as by borrowing. Peoples also has entered into certain agreements that place restrictions on dividends. Specifically, Peoples Bank is prohibited from paying dividends in an amount greater than permitted by law without requiring prior Federal Reserve Board or other regulatory approval. In addition, if Peoples were to elect to defer payments of interest on the junior subordinated debt securities held by the NB&T Statutory Trust III or FNB Capital Trust One, or an event of default were to occur under the indenture governing those junior subordinated debt securities, Peoples will be prohibited from declaring or paying any dividends on Peoples' common shares. Even where the declaration or payment of a dividend would not otherwise be restricted under applicable laws, Peoples or Peoples Bank may decide to limit the payment of dividends in order to retain earnings for corporate use. Customer Privacy and Other Consumer Protections Peoples Bank is subject to regulations limiting the ability of financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated party. Peoples Bank is also subject to numerous federal and state laws aimed at protecting consumers, including the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Housing Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Bank Secrecy Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Fair Credit Reporting Act and the authority granted to banking regulators under the Federal Trade Commission Act with respect to unfair or deceptive acts or practices ("UDAP"). The CFPB issued its final small dollar loan rule related to payday, vehicle title and certain high cost installment loans (the “Final Small Dollar Rule”) on July 22, 2020, which became fully effective on October 20, 2020. The Final Small Dollar Rule rescinds the Mandatory Underwriting Provisions of the 2017 Payday Rule after re-evaluating the legal and evidentiary bases for these provisions and finding them to be insufficient. The Final Small Dollar Rule does not rescind or alter the Payments Provisions of the 2017 Payday Rule. Specifically, in the Final Small Dollar Rule, the CFPB revoked provisions that: (i) provide that it is an unfair and abusive practice for a lender to make a covered short-term or longer term balloon-payment loan, including payday and vehicle title loans, without reasonably determining that consumers have the ability to repay those loans according to their terms; (ii) prescribe mandatory underwriting requirements for making the ability-to-repay determination; (iii) exempt certain loans from the mandatory underwriting requirements; and (iv) establish related definitions, reporting, and recordkeeping requirements. In August 2021, the court overseeing the litigation challenging the Final Small Dollar Rule found in the CFPB's favor, and ordered the compliance date to be 286 days after the final judgment. In October 2022, the Fifth Circuit Court of Appeals reversed the lower court's decision and vacated the Final Small Dollar Rule. In November 2022, the CFPB filed a petition for a writ of certiorari with the U.S. Supreme Court seeking an expedited review of the appellate court decision. The federal bank regulatory agencies also issued interagency guidance on May 20, 2020, to encourage banks, savings associations, and credit unions to offer responsible small-dollar loans to customers for consumer and small business purposes. Office of Foreign Assets Control Regulation The U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. Peoples is responsible for, among other 17 things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious financial, legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations. Anti-Money Laundering Act The Anti-Money Laundering Act of 2020 (the "AMLA"), which amends the Bank Secrecy Act of 1970 (the "BSA"), was enacted in January 2021. The AMLA is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti- money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for BSA compliance; and expands enforcement-related and investigation-related authority, including increasing available sanctions for certain BSA violations and instituting BSA whistleblower initiatives and protections. USA Patriot Act The Uniting and Strengthening of America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (the "USA Patriot Act"), and related regulations, among other things, require financial institutions to establish programs specifying procedures for obtaining identifying information from customers seeking to establish new accounts and establishing enhanced due diligence policies, procedures and controls designed to detect and report suspicious activity. Peoples Bank has established policies and procedures that Peoples believes comply with the requirements of the USA Patriot Act. Monetary Policy The Federal Reserve Board regulates money, credit conditions and interest rates in order to influence general economic conditions primarily through open market operations in U.S. government securities, changes in the discount rate on bank borrowings, and changes in the reserve requirements against deposits of depository institutions. These policies and regulations significantly affect the overall growth and distribution of loans, investments and deposits, as well as interest rates charged on loans and paid on deposits. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to have significant effects in the future. In light of the changing conditions in the U.S. economy, including with respect to inflation and the failure of the federal government to raise the federal debt ceiling, the money markets and the activities of monetary and fiscal authorities, Peoples can make no definitive predictions as to future changes in interest rates, credit availability or deposit levels. Executive and Incentive Compensation The Dodd-Frank Act requires that the federal banking agencies, including the Federal Reserve Board, issue a rule related to incentive-based compensation. No final rule implementing this provision of the Dodd-Frank Act has, as of the date of the filing of this Form 10-K, been adopted, but a proposed rule was published in 2016 that expanded upon a prior proposed rule published in 2011. The proposed rule is intended to: (i) prohibit incentive-based payment arrangements that the banking agencies determine could encourage certain financial institutions to take inappropriate risks by providing excessive compensation or that could lead to material financial loss; (ii) require the board of directors of those financial institutions to take certain oversight actions related to incentive-based compensation; and (iii) require those financial institutions to disclose information concerning incentive-based compensation arrangements to the appropriate federal regulator. Although a final rule has not been issued, Peoples and Peoples Bank have undertaken efforts to ensure that their incentive compensation plans do not encourage inappropriate risks, consistent with the principles identified above. In June 2010, the Federal Reserve Board, the OCC and the FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually, or as a part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. These three principles are incorporated into the proposed joint compensation regulations under the Dodd-Frank Act, described above. The Federal Reserve Board reviews, as part of its regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Peoples Bank, that are not "large, complex banking organizations." These reviews are tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk 18 to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. Public company compensation committee members must meet heightened independence requirements and consider the independence of compensation consultants, legal counsel and other advisors to the compensation committee. A compensation committee must have the authority to hire advisors, and the public company must fund the reasonable compensation of such advisors. SEC regulations require public companies such as Peoples to provide various disclosures about executive compensation in annual reports and proxy statements, and to present to their shareholders a non-binding vote on the approval of executive compensation. Public companies will be required, once stock exchanges adopt additional listing requirements under the Dodd-Frank Act and rules adopted by the SEC in October 2022, to adopt and implement "clawback" policies for incentive compensation payments and to disclose the details of the procedures which allow recovery of incentive compensation that was paid on the basis of erroneous financial information necessitating an accounting restatement due to material noncompliance with financial reporting requirements. This clawback policy is intended to apply to compensation paid within the three completed fiscal years immediately preceding the date the issuer is required to prepare a restatement and would cover all executives (including former executives) who received incentive awards. Peoples has implemented a clawback policy and it is posted under the "Corporate Overview – Governance Documents" tab of the "Investor Relations" page of Peoples' Internet website. Cybersecurity In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish several lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing Internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the financial institution’s operations after a cybersecurity attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the financial institution or its critical service providers fall victim to this type of cybersecurity attack. If Peoples Bank fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties. In February 2018, the SEC published interpretive guidance to assist public companies in preparing disclosures about cybersecurity risks and incidents. These SEC guidelines, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal banking law and regulations. In November 2021, the federal bank regulatory agencies issued a final rule, that became effective in May 2022, requiring banking organizations that experience a computer-security incident to notify certain entities. A computer-security incident occurs when actual or potential harm to the confidentiality, integrity or availability of information or the information system occurs, or there is a violation or imminent threat of a violation to banking security policies and procedures. The affected bank must notify its respective federal regulator of the computer-security incident as soon as possible and no later than 36 hours after the bank determine a computer-security incident that rises to the level of a notification incident has occurred. These notifications are intended to promote early awareness of threats to banking organizations and will help banks react to those threats before they manifest into larger incidents. This rule also requires bank service providers to notify their bank organization customers of a computer-security incident that has occurred, or is reasonably likely to cause, a material service disruption or degradation for four or more hours. State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. Peoples expects this trend of state- level activity in those areas to continue, and continues to monitor developments in the states in which Peoples' customers are located. Furthermore, once final rules are adopted, the Cyber Incident Reporting for Critical Infrastructure Act, enacted in March 2022, will require certain covered entities to report a covered incident to the U.S. Department of Homeland Security's Cybersecurity & Infrastructure Security Agency ("CISA") within 72 hours after a covered entity reasonably believes an incident has occurred. Separate reporting to CISA will also be required within 24 hours if a ransom payment is made as a result of a ransomware attack. In the ordinary course of business, Peoples relies on electronic communications and information systems to conduct its operations and to store sensitive data. Peoples employs an in-depth, layered, defensive approach that leverages people, processes, and encryption and multi-factor authentication technology to manage and maintain cybersecurity controls. Peoples employs a 19 variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Notwithstanding the strength of Peoples’ defensive measures, the threat from cybersecurity attacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. While to date, Peoples has not detected a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, Peoples’ systems and those of its customers and third-party service providers are under constant threat and it is possible that Peoples could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology- based products and services by Peoples and Peoples' customers. See “ITEM 1A RISK FACTORS” for a further discussion of risks related to cybersecurity. Volcker Rule In December 2013, five federal agencies adopted a final regulation implementing the Volcker Rule provision of the Dodd- Frank Act (the "Volcker Rule"). The Volcker Rule placed limits on the trading activity of insured depository institutions and entities affiliated with depository institutions, subject to certain exceptions. Such trading activity included the purchase or sale as principal of a security, derivative, commodity future, option or similar instrument in order to benefit from short-term price movements or to realize short-term profits. The Volcker Rule exempted trading in specified U.S. government, agency, state and/or municipal obligations. The Volcker Rule also excepted (i) trading conducted in certain capacities; (ii) trading to satisfy a debt previously contracted; (iii) trading under certain repurchase and securities lending agreements; and (iv) trading in connection with risk-mitigating hedging activities. In addition, the Volcker Rule prohibited a banking entity from having an ownership interest in, or substantial relationships with, a hedge fund or private equity fund, also known as "covered funds", subject to a number of exceptions. In July 2019, the federal bank regulatory agencies that adopted the Volcker Rule adopted a final rule to exempt certain community banks, including Peoples Bank, from the Volcker Rule, consistent with the Economic Growth, Regulatory Relief, and Consumer Protection Act. Under the final rule, community banks with $10.0 billion or less in total consolidated assets and total trading assets and liabilities of 5.0% or less of total consolidated assets were excluded from the restrictions of the Volcker Rule. On June 25, 2020, the federal bank regulatory agencies also finalized a rule modifying the Volcker Rule's prohibition on banking entities investing in or sponsoring covered funds. Such rule permits certain banking entities to offer financial services and engage in other activities that do not raise concerns that the Volcker Rule was originally intended to address. To the extent that Peoples Bank engages in any of the trading activities or has any ownership interest in or relationship with any of the types of funds regulated by the Volcker Rule, Peoples Bank believes that its activities and relationships comply with such rule, as amended. Effect of Environmental Regulation Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect upon the capital expenditures, earnings or competitive position of Peoples and Peoples' subsidiaries. Peoples believes the nature of the operations of Peoples' subsidiaries has little, if any, environmental impact. As a result, Peoples anticipates no material capital expenditures for environmental control facilities for Peoples' current fiscal year or for the foreseeable future. Peoples believes its primary exposure to environmental risk is through the lending activities of Peoples Bank. Peoples limits its exposure to environmental risk by lending to a diverse range of consumer and commercial customers. In cases where management believes environmental risk potentially exists, Peoples Bank mitigates its environmental risk exposure by requiring environmental site assessments at the time of loan origination to confirm collateral quality as to commercial real estate parcels posing higher than normal potential for environmental impact, as determined by reference to present and past uses of the subject property and adjacent sites. In addition, environmental assessments are typically required prior to any foreclosure activity involving non-residential real estate collateral. Future Legislation Various and significant legislation affecting financial institutions and the financial industry is from time to time introduced by the U.S. Congress. The CARES Act and the CAA were enacted during 2020. These Acts provided significant funding for PPP loans for businesses and fiscal stimulus funding for individuals, as well as updates related to reporting for troubled debt restructurings and other various changes. The PPP loan program expired on May 31, 2021 and no originations have been permitted after this date. Additionally, in September 2021, guidance issued for the reporting of troubled debt restructurings expired and no COVID-19-related deferments remained as of September 30, 2021. There were sweeping reforms in the Dodd- Frank Act adopted in 2010, and the rollback of the Dodd-Frank Act that began in 2018. Many of the regulations mentioned above were adopted or amended pursuant to the guidance issued. Such legislation may continue to change banking statutes and regulations, and the operating environment of Peoples and its subsidiaries in substantial and unpredictable ways, and such legislation could significantly increase or decrease costs of doing business, limit or expand permissible activities, and/or affect the competitive balance among financial institutions. The enactment of the Dodd-Frank Act, the subsequent rollback and the 20 continuing implementation of final rules and regulations thereunder, makes the nature and extent of future legislative and regulatory changes affecting financial institutions unpredictable. Website Access to Peoples' SEC Filings Peoples maintains an Internet website at www.peoplesbancorp.com (this uniform resource locator, or URL, is an inactive textual reference only and is not intended to incorporate Peoples' Internet website into this Form 10-K). Peoples makes available free of charge on or through its website, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as Peoples' definitive proxy statement filed pursuant to Section 14 of the Exchange Act, as soon as reasonably practicable after Peoples electronically files each such report, amendment or proxy statement with, or furnishes it to, the SEC. ITEM 1A RISK FACTORS The following are certain risks that management believes are specific to Peoples' business. This should not be viewed as an all- inclusive list of risks or presenting the risk factors listed in any particular order. Additional risks that are not presently known or that Peoples presently deems to be immaterial could also have a material adverse impact on Peoples' business, financial condition or results of operations. Economic, Political, Environmental and Market Risks • Changes in economic and political conditions could adversely affect Peoples' earnings and capital through declines in deposits, quality of investment securities, loan demand, the ability of Peoples' borrowers to repay loans and the value of the collateral securing Peoples' loans. Peoples’ success depends, in part, on local and national economic and political conditions, as well as governmental fiscal and monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, fiscal and monetary policy, an increasing federal government budget deficit, the failure of the federal government to raise the federal debt ceiling, slowing gross domestic product, tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars, and other factors beyond Peoples’ control may adversely affect Peoples Bank’s deposit levels and composition, the quality of investment securities available for purchase, the demand for loans, the ability of Peoples Bank’s borrowers to repay their loans, and the value of the collateral securing the loans Peoples Bank makes. Disruptions in U.S. and global financial markets and changes in oil production in the Middle East also affect the economy and stock prices in the U.S., which can affect Peoples’ earnings and capital, as well as the ability of Peoples Bank’s customers to repay loans. The local economies of the majority of Peoples' market areas historically have been less robust than the economy of the nation as a whole and typically are not subject to the same extent of fluctuations as the national economy. In general, a favorable business environment and economic conditions are characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity, or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; volatility in pricing and availability of natural resources; natural disasters; or a combination of these or other factors. The continued impact on economic conditions caused by rising inflation and increases in market interest rates could have an adverse effect on Peoples' asset quality, deposit levels and loan demand, and, therefore, Peoples' financial condition and results of operations. Because a significant amount of Peoples Bank's loans are secured by either commercial or residential real estate, decreases in real estate values could adversely affect the value of property used as collateral and Peoples Bank's ability to sell the collateral upon foreclosure. • Changes in interest rates may adversely affect Peoples' profitability. Peoples' earnings and cash flows are dependent to a significant degree on net interest income, which is the amount by which interest income exceeds interest expense. Interest rates are highly sensitive to many factors that are beyond Peoples' control, including general economic conditions and the policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, not only could influence the interest Peoples receives on loans and securities, and the amount of interest Peoples pays on deposits and borrowings, but such changes could also affect (1) Peoples' ability to originate loans and obtain deposits, (2) the fair value of Peoples' financial assets and liabilities, and (3) the average duration of Peoples' mortgage-backed securities portfolio. If the interest rates paid on deposits and borrowings increase at a faster rate than the interest rates received on loans and other investments, Peoples' net interest income and, therefore, earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and borrowings. 21

Changes in interest rates may also negatively affect the ability of Peoples' borrowers to repay their loans, particularly as interest rates rise and adjustable-rate loans become more expensive. Peoples' management uses various measures to monitor interest rate risk and believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on Peoples' results of operations. Peoples' management also periodically adjusts the mix of assets and liabilities to manage interest rate risk. However, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on Peoples' financial condition and results of operations. Peoples’ net interest income, lending activities, deposits and profitability could be negatively affected by continued rising interest rates. A prolonged period of extremely volatile and unstable market conditions has the potential to increase Peoples’ funding costs and negatively affect market risk mitigation strategies. Higher revenue volatility from changes in interest rates and spreads to benchmark indices could cause a loss of future net interest income and a decrease in the fair market values of Peoples’ assets. Fluctuations in interest rates will impact both the level of income and expense recorded on most of Peoples’ assets and liabilities and the market value of all interest-earning assets and interest-bearing liabilities, which in turn could have a material adverse effect on Peoples’ net income, results of operations and financial condition. Peoples cannot predict the nature or timing of future changes in monetary policies or the precise effects that they may have on Peoples activities and financial results. See the sections captioned “Net Interest Income” and “Interest Rate Sensitivity and Liquidity” in “ITEM 7 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” of this Form 10-K for further discussion related to Peoples’ interest rate risk. • Changes in market rates and economic conditions could cause the interest rate swaps Peoples Bank has entered into to become ineffective. The accounting treatment of the interest rate swaps entered into by Peoples as part of Peoples' interest rate management strategy may change if the hedging relationship is not as effective as currently anticipated. These interest rate swaps are designated as cash flow hedges and involve the receipt of variable rate amounts from a counterparty in exchange for fixed payments from Peoples. At December 31, 2022, Peoples had thirteen effective interest rate swaps, with an aggregate notional value of $125.0 million, of which $125.0 million were designated as cash flow hedges of brokered deposits, which are expected to be extended every 90 days through the maturity dates of the swaps. Although Peoples expects that the hedging relationships described above will be highly effective, such relationships could prove ineffective. At December 31, 2022, the termination value of derivative financial instruments in a net liability position was $28.5 million, which included accrued interest but excluded any adjustment for nonperformance risk. At December 31, 2022, Peoples had no collateral posted with our derivative counterparties. In addition, our derivative financial counterparties had $20.9 million of cash pledged and $2.5 million of investment securities pledged at December 31, 2022. If Peoples had breached any of the provisions of the derivative financial instruments at December 31, 2022, Peoples could have been required to settle our obligations under the derivative financial agreements at the termination value. • Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on Peoples' results of operations and financial condition. The macroeconomic environment in the U.S. is susceptible to global events and volatility in financial markets. In addition, trade negotiations between the U.S. and other nations remain uncertain and could adversely impact economic and market conditions for Peoples and our clients and counterparties. Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on the Peoples' results of operations and financial condition. For example, on February 24, 2022, Russian military forces invaded Ukraine, and sustained conflict and disruption in the region have occurred and remains likely to continue. Although the length, impact and outcome of the ongoing war in Ukraine is highly unpredictable, this conflict has resulted, and could continue to result, in significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences, as well as increases in cyberattacks and espionage. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and Peoples' business for an unknown period of time. Any of the above-mentioned factors could affect Peoples' business, financial condition and operating results. Any such disruptions may also magnify the impact of other risks described in this Form 10-K. • A transition away from the London Interbank Offered Rate ("LIBOR") as a reference rate for financial instruments could negatively impact Peoples' income and expenses, and the value of various financial instruments. LIBOR was used extensively in the U.S. and globally as a benchmark for various commercial and financial contracts, including adjustable rate mortgages, corporate debt, interest rate swaps and other derivative financial instruments. LIBOR is set 22 based on interest rate information reported by certain banks, which are set to stop reporting such information after June 30, 2023. In the U.S., the Alternative Reference Rate Committee (“ARRC”) has recommended the use of a Secured Overnight Funding Rate (“SOFR”) as the set of alternative U.S. dollar reference interest rates. SOFR is different from LIBOR in that it is a backward- looking secured rate rather than a forward-looking unsecured rate. These differences could lead to a greater disconnect between Peoples’ costs to raise funds for SOFR as compared to LIBOR. For cash products and loans, ARRC has also recommended Term SOFR, which is a forward-looking SOFR based on SOFR futures and may in part reduce differences between SOFR and LIBOR. There are operational issues which may create a delay in the transition to SOFR or other substitute indices, leading to uncertainty across the industry. These consequences cannot be entirely predicted and could have an adverse impact on the market value for or value of LIBOR-linked securities, loans, and other financial obligations or extensions of credit. Peoples has a significant number of loans, derivative financial instruments, borrowings and other financial instruments with attributes that are either directly or indirectly dependent on LIBOR. The transition from LIBOR could create considerable costs and additional risk. Since proposed alternative rates are calculated differently, payments under financial instruments referencing new rates will differ from those referencing LIBOR. The transition will change Peoples’ market risk profiles, requiring changes to risk and pricing models, valuation tools, product design and hedging strategies. Furthermore, failure to adequately manage this transition process with Peoples’ customers could adversely impact our reputation. Peoples established a working group, consisting of key stakeholders from throughout the company, to monitor developments relating to LIBOR changes and to guide the transition. This team has worked to successfully ensure that technology systems are prepared for the transition, loan documents that reference LIBOR-based rates have been appropriately amended to reference other methods of interest rate determinations and internal and external stakeholders have been apprised of the transition. Based on the transition progress to date, Peoples ceased originating LIBOR-based products and began originating SOFR indexed products. Peoples will continue to transition all remaining LIBOR-based products to SOFR-based products. Peoples will also continue to evaluate the transition process and align its trajectory with regulatory guidelines regarding the cessation of LIBOR as well as monitor new developments for transitioning to alternative reference rates, if necessary and as needed. Although Peoples is currently unable to assess what the ultimate impact of the transition from LIBOR will be, failure to adequately manage the transition could have a material adverse effect on Peoples’ business, financial condition and results of operations. • The economic impact of COVID-19 or any other pandemic could adversely affect Peoples' business, financial condition, liquidity, and results of operations. COVID-19 has negatively impacted global, national and local economies, disrupted global and national supply chains, lowered equity market valuations, and created significant volatility and disruption in financial markets. The extent to which COVID-19 will continue to impact Peoples’ business, results of operations, and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain and cannot be predicted. As of December 31, 2022, Peoples held and serviced PPP loans. These PPP loans are subject to the provisions of the CARES Act and to complex and evolving rules and guidance issued by the SBA and other government agencies. Substantially all of Peoples' PPP borrowers have applied for and received full or partial forgiveness. The remaining PPP balance is not considered material to Peoples' financial statements. Business Operations Risks • Peoples is exposed to operational risk. Similar to any large organization, Peoples is exposed to many types of operational risk, including those discussed in more detail elsewhere in this Item, such as reputational risk, cybersecurity risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Peoples may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, which may include, for example, computer viruses, cyber-attacks, spikes in transaction volume and/or customer activity, electrical or telecommunications outages, or natural disasters. Peoples could be adversely affected by operating systems disruptions if new or upgraded business management systems are defective, not installed properly or not properly integrated into existing operating systems. Although Peoples has programs in place related to business continuity, disaster recovery and information security to maintain the confidentiality, integrity and availability of our operating systems, business applications and customer information, such disruptions may give rise to interruptions in service to customers, loss of data privacy and loss or liability to Peoples. Any failure or interruption in Peoples' operating or information systems, or any security or data breach, could cause reputational damage, jeopardize the confidentiality of customer information, result in a loss of customer business, subject Peoples to regulatory intervention or expose Peoples to civil litigation and financial loss or liability, any of which could have a material adverse effect on Peoples. 23

Negative public opinion can result from Peoples’ actual or alleged conduct in any number of activities, including lending practices, corporate governance, acquisitions, social media and other marketing activities, and the implementation of environmental, social, and governance practices, and from actions taken by governmental regulators and community organizations in response to any of the foregoing. Negative public opinion could adversely affect Peoples’ ability to attract and keep customers, could expose Peoples to potential litigation or regulatory action, and could have a material adverse effect on the price of Peoples’ common shares or result in heightened volatility. Given the volume of transactions Peoples processes, certain errors may be repeated or compounded before they are discovered and successfully rectified. Peoples’ necessary dependence upon automated systems to record and process our transaction volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect, which may give rise to disruption of service to customers and to financial loss or liability. Peoples is further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as Peoples is) or that Peoples' (or our vendors’) consumer compliance business continuity, and data security systems will prove to be inadequate. Current and future restrictions on the access of Peoples' workforce to our facilities could limit Peoples' ability to meet customer service expectations and have a material adverse effect on operations. Peoples relies on business processes and branch activity that largely depend on people and technology, including access to information technology systems as well as information, applications, payment systems and other services provided by third parties. Moreover, Peoples relies on many third parties in business operations, including appraisers of real property collateral, vendors that supply essential services such as loan servicers, providers of financial information, systems and analytical tools, and providers of electronic payment and settlement systems, as well as local and federal governmental agencies, offices, and courthouses. In light of the measures developed in the response to the pandemic, many of these entities have limited and may continue to limit the availability and access of their services. For example, loan origination could be delayed due to the limited availability of real estate appraisers for the underlying collateral. Loan closings could be delayed due to reductions in available staff in recording offices or the closing of courthouses in certain counties, which slows the process for title work, and mortgage and UCC filings in those counties. If the third-party service providers continue to have limited capacities for a prolonged period, or if additional limitations or potential disruptions in these services materialize, it may negatively affect Peoples' operations. • Failures or material breaches in security of Peoples' systems and telecommunications networks, or those of a third-party service provider, may have a material adverse effect on Peoples' results of operations and financial condition and the price of Peoples' common shares. Peoples collects, processes and stores sensitive consumer data by utilizing computer systems and telecommunications networks operated by both Peoples and third-party service providers. Peoples’ dependence upon automated systems to record and process Peoples’ transactions poses the risk that technical system flaws, employee errors, tampering or manipulation of those systems, or attacks by third parties will result in losses and may be difficult to detect. Peoples has security and backup and recovery systems in place, as well as a business continuity plan, designed to ensure the computer systems will not become inoperable, to the extent possible. Peoples also routinely reviews documentation of such controls and backups related to third- party service providers. Peoples’ inability to use or access these information systems at critical points in time could unfavorably impact the timeliness and efficiency of Peoples’ business operations. In recent years, several banks have experienced denial of service attacks in which individuals or organizations flood the bank’s website with extraordinarily high volumes of traffic, with the goal and effect of disrupting the ability of the bank to process transactions. Other businesses have been victims of ransomware attacks in which the business becomes unable to access the business' own information and is presented with a demand to pay a ransom in order to once again have access to the business' information. Peoples could be adversely affected if one of our employees or a third-party service provider causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates Peoples’ operations or systems. Peoples may not be able to prevent employee or third-party errors or misconduct, and the precautions Peoples takes to detect this type of activity might prove ineffective. Peoples is further exposed to the risk that the third-party service providers may be unable to fulfill their contractual obligations (or will be subject to the same risks as Peoples is). These disruptions may interfere with service to Peoples’ customers, cause additional regulatory scrutiny and result in a financial loss or liability. Peoples is also at risk of the impact of natural disasters, terrorism and international hostilities on Peoples’ systems or from the effects of outages or other failures involving power or communications systems operated by others. In addition, there have been instances where financial institutions have been victims of fraudulent activity in which criminals pose as customers to initiate wire and automated clearinghouse transactions out of customer accounts. Although Peoples has policies and procedures in place to verify the authenticity of our customers, Peoples cannot ensure that such policies and procedures will prevent all fraudulent transfers. Peoples has implemented security controls to prevent unauthorized access to our computer systems, and Peoples requires that our third-party service providers maintain similar controls. However, Peoples’ management cannot be certain that these measures 24 will be successful. A security breach of the computer systems and loss of confidential information, such as customer account numbers and related information, could result in a loss of customers’ confidence and, thus, loss of business. Peoples could also lose revenue if competitors gain access to confidential information about Peoples’ business operations and use such confidential information to compete with Peoples. While Peoples maintains specific “cyber” insurance coverage, which would apply in the event of various breach scenarios, the amount of coverage may not be adequate in any particular case. Furthermore, because cyber threat scenarios are inherently difficult to predict and can take many forms, some breaches may not be covered under Peoples’ cyber insurance coverage. Further, Peoples may be affected by data breaches at retailers and other third parties who participate in data interchanges with Peoples and our customers that involve the theft of customer credit and debit card data, which may include the theft of Peoples’ consumer and business debit card PIN numbers and commercial card information used to make purchases at such retailers and other third parties. Such data breaches could result in Peoples incurring significant expenses to reissue debit cards and cover losses, which could result in a material adverse effect on Peoples’ operations. All of the types of cybersecurity incidents discussed above could result in damage to Peoples’ reputation, loss of customer business, increased costs of incentives to customers or business partners in order to maintain their relationships, litigation, increased regulatory scrutiny and potential enforcement actions, repairs of system damage, increased investments in cybersecurity (such as obtaining additional technology, making organizational changes, deploying additional personnel, training personnel and engaging consultants), increased insurance premiums, and loss of investor confidence and a reduction in the price of Peoples’ common shares, all of which could result in financial loss and material adverse effects on Peoples’ results of operations and financial condition. • Noncompliance with the BSA and other anti-money laundering statutes and regulations could cause Peoples to incur a material financial loss. The BSA and the USA Patriot Act contain anti-money laundering and financial transparency provisions intended to detect and prevent the use of the U.S. financial system for money laundering and terrorist financing activities. The BSA, as amended by the USA Patriot Act and the AMLA, requires depository institutions and their holding companies to undertake activities including maintaining an anti-money laundering program, verifying the identity of clients, monitoring for and reporting suspicious transactions, reporting on cash transactions exceeding specified thresholds, and responding to requests for information by regulatory authorities and law enforcement agencies. Financial Crimes Enforcement Network (also known as FinCEN), a unit of the U.S. Treasury Department that administers the BSA, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the federal bank regulatory agencies, as well as the U.S. Department of Justice, the U.S. Drug Enforcement Administration, and the U.S. Internal Revenue Service. The AMLA is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws, which includes a codified risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for BSA compliance; and expands enforcement-related and investigation-related authority, including increasing available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections. There is also increased scrutiny of compliance with the rules enforced by OFAC. If Peoples' policies, procedures, and systems are deemed deficient, or if the policies, procedures, and systems of the financial institutions that Peoples has already acquired or may acquire in the future are deficient, Peoples may be subject to liability, including fines and regulatory actions such as restrictions on Peoples' ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain planned business activities, including acquisition plans, which could negatively impact Peoples' business, financial condition, and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for Peoples. For a more complete discussion of the BSA, the USA Patriot Act and the AMLA as well as OFAC, see the section captioned "Supervision and Regulation" in "ITEM 1 BUSINESS" of this Form 10-K. • Peoples' business could be adversely affected through events impacting third parties who perform significant operational services on behalf of Peoples. The third parties performing operational services for Peoples are subject to risks similar to those faced by Peoples relating to cybersecurity, breakdowns or failures of their own systems, or misconduct of their employees. Like many other community bank organizations, Peoples relies, in significant part, on a single vendor for the systems which allow Peoples to provide banking services to Peoples’ customers, with the systems being maintained on Peoples' behalf by this single vendor. One or more of the third parties utilized by Peoples may experience a cybersecurity event or operational disruption and, if any such event or disruption does occur, it may not be adequately addressed, either operationally or financially, by such third party. Certain of these third parties may have limited indemnification obligations to Peoples in the event of a cybersecurity event or operational disruption, or may not have the financial capacity to satisfy their indemnification obligations. 25

Financial or operational difficulties of a third-party provider could also impair Peoples' operations if those difficulties interfere with such third party’s ability to serve Peoples. If a critical third-party provider is unable to meet the needs of Peoples in a timely manner, or if the services or products provided by such third party are terminated or otherwise delayed, and if Peoples is not able to develop alternative sources for these services and products quickly and in a cost-effective manner, Peoples’ business could be materially adversely affected. Additionally, regulatory guidance adopted by federal and state bank regulators addressing how banks select, engage and manage their third-party relationships, could affect the circumstances and conditions under which Peoples works with third parties and the cost of managing such relationships. • Peoples' failure to be in compliance with any material provision or covenant of its debt instruments could have a material adverse effect on Peoples' liquidity and operations. Peoples has a Loan Agreement (the "U.S. Bank Loan Agreement") with the U.S. Bank National Association that provides Peoples with a revolving line of credit. The U.S. Bank Loan Agreement imposes operating and financial covenants on Peoples. These restrictions may affect Peoples' operations and may limit the ability to take advantage of potential business opportunities as they arise. Peoples' ability to comply with the covenants contained in the U.S. Bank Loan Agreement may be affected by events beyond Peoples' control, including deteriorating economic conditions, and these events could require Peoples to seek waivers or amendments of such covenants, or alternative sources of financing. Peoples' ability to obtain such waivers, amendments or alternative financing, may be on terms unfavorable to Peoples. A breach of any of the covenants or restrictions contained in any of the existing or future financing agreements, including financial covenants, could result in an event of default under the agreements. Such a default could allow the lenders under the financing agreements, if the agreements so provide, to discontinue lending, to accelerate the related debt, and/or to declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they have to provide Peoples with further funds. If any of these events occur, Peoples may not have sufficient funds available to pay in full the total amount of obligations that become due as a result of any such acceleration, or Peoples may not be able to find additional or alternative financing to refinance any such accelerated obligations. Even if additional or alternative financing is obtained, it may be on terms that are unfavorable to Peoples. • Peoples' exposure to credit risk could adversely affect Peoples' earnings and financial condition. There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans are to be repaid, risks resulting from changes in the economy, risks that Peoples will have inaccurate or incomplete information about borrowers, risks that borrowers will become unable to repay loans, and, in the case of loans secured by collateral, risks resulting from uncertainties about the future value of the collateral. Commercial loans comprise a significant portion of Peoples' loan portfolio. Commercial loans generally are viewed as having a higher degree of credit risk than residential real estate or consumer loans because commercial loans usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Since Peoples' loan portfolio contains a significant number of commercial loans, the deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, and ultimately could have a material adverse effect on Peoples' earnings and financial condition. Peoples may also have credit exposures concentrated in a particular industry, resulting in a risk of a material adverse effect on earnings or financial condition, if there is an event adversely affecting such industry. Peoples' risks of timely loan repayment and the value of collateral supporting the loans are affected by the strength of the business of Peoples' commercial borrowers and the financial circumstances of Peoples' consumer borrowers. The current economic conditions, inflation, increases in interest rates, and political climate could cause business shutdowns and slowdowns, limitations on commercial activity and financial transactions, labor shortages, supply chain interruptions, increased unemployment and commercial property vacancy rates, reduced profitability and ability for property owners to make mortgage, auto and other consumer loan payments, and overall economic and financial market instability, which may affect individuals, households and business differently, and decreased consumer confidence generally, all of which may cause Peoples' customers to be unable to make scheduled loan payments. Additional information regarding Peoples' credit exposure concentration at December 31, 2022 can be found in the section captioned "Loan Concentration" in "ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Form 10-K. • Peoples' allowance for credit losses may be insufficient to absorb the expected, lifetime losses in our loan portfolio. Peoples maintains an allowance for credit losses that is believed to be a reasonable estimate of the expected losses within the CECL model, based on management's quarterly analysis of our loan portfolio. The determination of the allowance for credit losses requires management to make various assumptions and judgments about the collectability of Peoples' loans, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Additional information regarding Peoples' allowance for credit losses methodology and the sensitivity of the estimates can be 26 found in the discussion of "Critical Accounting Policies" included in "ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Form 10-K. Peoples' estimation of future credit losses is susceptible to changes in economic, operating and other conditions, including changes in regulations and interest rates, which may be beyond Peoples' control, and the losses may exceed current estimates. Peoples cannot be assured of the amount or timing of losses, nor whether the allowance for credit losses will be adequate in the future. If Peoples' assumptions prove to be incorrect, Peoples' allowance for credit losses may not be sufficient to cover the expected losses from our loan portfolio, resulting in the need for additions to the allowance for credit losses which could have a material adverse impact on Peoples' financial condition and results of operations. In addition, bank regulators periodically review Peoples' allowance for credit losses as part of their examination process and may require management to increase the allowance or recognize further loan charge-offs based on judgments different than those of management. On June 16, 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-13 "Financial Instruments – Credit Losses", which replaced the incurred loss model with the CECL model, an expected loss model, and Peoples adopted this guidance in 2020. Under the CECL model, Peoples is required to use historical information, current conditions and reasonable and supportable forecasts to estimate the expected credit losses. If the methodologies and assumptions used by Peoples in the CECL model prove to be incorrect, or inadequate, the allowance for credit losses may not be sufficient, resulting in the need for additional allowance for credit losses to be established, which could have a material adverse impact on Peoples' financial condition and results of operations. Additionally, the time horizon over which Peoples is required to estimate future credit losses expanded under CECL, which could result in increased volatility in future provisions for credit losses. Peoples may also experience a higher or more volatile provision for credit losses due to higher levels of nonperforming loans and net charge-offs if commercial and consumer customers are unable to make scheduled loan payments. • Peoples' accounting estimates and risk management processes rely on analytical and forecasting models. The processes Peoples uses to estimate our expected credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on Peoples' financial condition and results of operations, depend upon the use of analytical and, in some cases, forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are accurate, the model may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. If the model Peoples uses for interest rate risk and asset-liability management is inadequate, Peoples may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the model used by Peoples for determining our expected credit losses is inadequate, the allowance for credit losses may not be sufficient to support future charge-offs. If the model used by Peoples to measure the fair value of financial instruments is inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what Peoples could realize upon sale or settlement of such financial instruments. Any such failure in Peoples' analytical or forecasting models could have a material adverse effect on Peoples' business, financial condition and results of operations. • Peoples and Peoples Bank may elect or be compelled to seek additional capital in the future, but such capital may not be available when needed. Peoples and Peoples Bank are required by federal and state regulatory authorities to maintain adequate levels of capital to support their operations. Federal bank regulators have adopted extensive changes to their capital requirements, including raising required amounts and eliminating the inclusion of certain instruments from the calculation of capital. If Peoples Bank experiences significant losses, additional capital may be needed. In addition, Peoples and Peoples Bank may elect to raise additional capital to support the businesses or to finance acquisitions, if any, or for other unanticipated reasons. The ability to raise additional capital, if needed, will depend on financial performance, conditions in the capital markets, economic conditions and a number of other factors, many of which are outside of Peoples' control. Therefore, there can be no assurance that additional capital will be available or that additional capital will be available on acceptable terms. The inability to raise additional capital may have a material adverse effect on Peoples' financial condition, results of operations or potential acquisitions. • Peoples and Peoples Bank operate in a highly regulated industry, and the laws and regulations that govern Peoples’ operations, corporate governance, executive compensation and financial accounting, or financial reporting, including changes in, or failure to comply with, such laws and regulations may adversely affect Peoples. The banking industry is highly regulated. Peoples is subject to supervision, regulation and examination by various federal and state regulators, including the Federal Reserve Board, the SEC, the CFPB, the FDIC, Financial Industry Regulatory Authority, Inc. (also known as FINRA), and various state regulatory agencies. The statutory and regulatory framework that governs Peoples is generally designed to protect depositors and customers, the DIF, the U.S. banking and financial system, and financial markets as a whole and not to protect Peoples' shareholders. These laws and regulations, among other matters, prescribe minimum capital requirements, restrict the ability of Peoples Bank to guarantee Peoples' debt, and impose limitations on Peoples Bank's business activities (including foreclosure and collection practices), limit the dividends or distributions that Peoples Bank can pay, and 27 impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in capital than would otherwise be required under U.S. generally accepted accounting principles ("US GAAP"). Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. Both the scope of the laws and regulations, and the intensity of the supervision to which Peoples is subject, have increased in recent years in response to the perceived state of the financial services industry, as well as other factors such as technological and market changes. Such regulation and supervision may increase Peoples’ costs and limit our ability to pursue business opportunities. Further, Peoples’ failure to comply with these laws and regulations, even if the failure was inadvertent or reflects a difference in interpretation, could subject Peoples to restrictions on business activities, fines, and other penalties, any of which could adversely affect the results of operations, the capital base, and the price of Peoples’ common shares. Further, any new laws, rules, or regulations could make compliance more difficult or expensive or otherwise adversely affect Peoples’ business and financial condition. • Peoples may not be able to adapt to technological change. The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers while reducing costs. Peoples’ future success depends, in part, upon our ability to address customer needs by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. This could include the development, implementation, and adaptation of digital or cryptocurrency, blockchain, and other “fintech” technology. Peoples may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to Peoples' customers. Failure to successfully keep pace with technological changes affecting the financial services industry could negatively affect Peoples’ growth, revenue and net income. • Peoples may not be able to attract and retain key employees. Peoples' success depends, in large part, on our ability to attract, retain, motivate and develop key employees. Competition for key employees is ongoing and Peoples may not be able to attract, retain or hire the key employees who are wanted or needed, which may also negatively impact Peoples' ability to execute identified business strategies. Many of Peoples’ offices are located in rural areas, resulting in the possible need for Peoples to offer higher compensation equal to or greater than what is offered in metropolitan areas to attract or retain key employees, which may adversely affect salaries and employee benefit costs. Various restrictions on the compensation which may be paid to certain executive officers were imposed under the Dodd- Frank Act and other legislation and regulations. In addition, Peoples' incentive compensation structure is subject to review by regulators, who may identify deficiencies in the structure or issue additional guidance on Peoples' compensation practices, causing Peoples to make changes that may affect our ability to offer competitive compensation to these individuals or that place Peoples at a disadvantage to non-financial service competitors. Peoples' ability to attract and retain talented employees may be affected by these restrictions, or any new executive compensation limits or regulations. • Peoples' ability to pay dividends is limited, and Peoples may not be in the position to pay dividends in the future. Although Peoples has paid dividends on our common shares in the past, Peoples may, at the discretion of Peoples' Board of Directors, reduce or eliminate dividends in the future, for any reason, including a determination to use funds for other purposes, or due to regulatory constraints. Peoples is a separate and distinct legal entity from Peoples' subsidiaries. Peoples receives nearly all of our liquidity from dividends from Peoples Bank, which are limited by federal and state banking laws and regulations. These dividends also serve as the primary source of funds to pay dividends on Peoples' common shares. The inability of Peoples Bank to pay sufficient dividends to Peoples could have a material, adverse effect on our business. Further discussion of Peoples' ability to pay dividends can be found under the caption "Supervision and Regulation – Dividend Restrictions" in "ITEM 1 BUSINESS" of this Form 10-K and "Note 17 Regulatory Matters." • Peoples depends upon the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions with customers and counterparties, Peoples may rely on information provided by customers and counterparties, including financial statements and other financial information. Peoples may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, Peoples Bank may assume that the customer’s audited financial statements conform with US GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Peoples Bank may also rely on the audit report covering those financial statements. Peoples’ financial condition, results of operations and cash flows could be negatively impacted to the extent that Peoples Bank relies on financial statements that do not comply with US GAAP or on financial statements and other financial information that are materially misleading. 28

• Peoples Bank may be required to repurchase loans it has sold or to indemnify loan purchasers under the terms of the sale agreements, which could adversely affect Peoples’ liquidity, results of operations and financial condition. When Peoples Bank sells a mortgage loan, it may agree to repurchase or substitute a mortgage loan if Peoples Bank is later found to have breached any representation or warranty Peoples Bank made about the loan or if the borrower is later found to have committed fraud in connection with the origination of the loan. While Peoples Bank has underwriting policies and procedures designed to avoid breaches of representations and warranties and borrower fraud, there can be no assurance that a breach or fraud will not occur. Required repurchases, substitutions or indemnifications could have an adverse effect on Peoples’ liquidity, results of operations and financial condition. • Peoples and our subsidiaries are subject to examinations and challenges by tax authorities. In the normal course of business, Peoples and our subsidiaries are routinely subject to examinations and challenges from federal and state tax authorities regarding positions taken regarding their respective tax returns. State tax authorities have become increasingly aggressive in challenging tax positions taken by financial institutions, especially those positions relating to tax compliance and calculation of taxes subject to apportionment. Any challenge or examination by a tax authority may result in adjustments to the timing or amount of taxable net worth or taxable income, or deductions or the allocation of income among tax jurisdictions. Management believes it has taken appropriate positions with respect to all tax returns and does not anticipate that any examination would have a material impact on Peoples' Consolidated Financial Statements. However, the outcome of any such examination and the ultimate resolution of any resulting assessments are inherently difficult to predict. Thus, no assurance can be given that Peoples' tax liability for any tax year open to examination will be as reflected in Peoples' current and historical Consolidated Financial Statements. • Peoples had identified a material weakness in our internal control over financial reporting as of December 31, 2021, which was remediated as of December 31, 2022. If Peoples fails to maintain an effective system of internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected. The effectiveness of any controls or procedures is subject to certain inherent limitations, and as a result, there can be no assurance that our controls and procedures will prevent or detect misstatements. Even an effective system of internal control over financial reporting will provide only reasonable, not absolute, assurance with respect to financial statement preparation. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. With the participation of Peoples’ President and Chief Executive Officer and Peoples’ Executive Vice President, Chief Financial Officer and Treasurer, management identified control deficiencies during the fiscal year ended December 31, 2021, that constituted a material weakness as described within “ITEM 9A. CONTROLS & PROCEDURES” of the Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Peoples has taken measures to remediate the material weakness described herein and believes that it has been remediated. However if management identifies additional material weaknesses or significant deficiencies in Peoples' internal controls or disclosure controls, Peoples may be unable to provide required financial information in a timely and reliable manner and Peoples may incorrectly report financial information. If the financial statements are not filed on a timely basis, Peoples could be subject to adverse action by shareholders, Nasdaq, the SEC or other regulatory authorities. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect Peoples' reputation or investor perceptions, which could have a negative effect on the trading price of Peoples' common shares. In addition, Peoples may incur additional costs to remediate material weaknesses or significant deficiencies in Peoples' internal control over financial reporting. People's management cannot make assurances that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting. In the future, current controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of the financial statements. Legislative, Regulatory and Tax Change Risks • Legislative or regulatory changes or actions could adversely impact Peoples or the businesses in which it is engaged. The financial services industry is heavily regulated under both federal and state law. Peoples is subject to regulation and supervision by the Federal Reserve Board, and Peoples Bank is subject to regulation and supervision by the ODFI, the Federal Reserve Board, the FDIC and the CFPB. These regulations are primarily intended to protect depositors and the DIF, not Peoples' shareholders. Peoples' non-bank subsidiaries are also subject to the supervision of the Federal Reserve Board, in addition to other regulatory and self-regulatory agencies, including the SEC, and state securities and insurance regulators. Regulations affecting banks and financial services businesses are undergoing continuous change, and Peoples' management cannot predict the effect of those changes. While such changes are generally intended to lessen the regulatory burden on financial 29 institutions, the impact of any changes to laws and regulations or other actions by regulatory agencies could adversely affect Peoples' business. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets held by an institution, the appropriateness of an institution's allowance for credit losses and the ability to complete acquisitions. Additionally, actions by regulatory agencies or significant litigation against Peoples could cause Peoples to devote significant time and resources to defending our business and may lead to penalties that materially affect Peoples and our shareholders. Even the reduction of regulatory restrictions could have an adverse effect on Peoples and our shareholders if such lessening of restrictions increases competition within the financial services industry or Peoples' market area. Further information about government regulation of Peoples' business can be found under the caption "Supervision and Regulation" in "ITEM 1 BUSINESS" of this Form 10-K. • Changes in accounting standards, policies, estimates or procedures may impact Peoples' reported financial condition or results of operations. The entities responsible for setting accounting standards, including the FASB, the SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of Peoples' Consolidated Financial Statements. The pace of change continues to accelerate and changes in accounting standards can be difficult to predict and can materially impact how Peoples records and reports our financial condition and results of operations. In some cases, Peoples could be required to apply a new or revised guidance retroactively, resulting in the restatement of prior period financial statements. The preparation of consolidated financial statements in conformity with US GAAP requires management to make significant estimates that affect the financial statements. Due to the inherent nature of these estimates, actual results may vary materially from management's estimates. Additional information regarding Peoples' critical accounting policies and the sensitivity of estimates can be found in the section captioned "Critical Accounting Policies" in "ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Form 10-K. • Regulatory capital standards may have an adverse effect on our profitability, lending, and ability to pay dividends. Peoples is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital that we must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. If we fail to meet these minimum capital guidelines and/or other regulatory requirements, our financial condition would be materially and adversely affected. The Basel III capital framework requires us to maintain significantly more capital as a result of higher required capital levels and more demanding regulatory capital risk weightings and calculations. Satisfying capital requirements may require us to limit our banking operations, retain net income or reduce dividends to improve regulatory capital levels, which could negatively affect our business, financial condition and results of operations. • Increases in FDIC insurance premiums may have a material adverse effect on Peoples' earnings. Peoples Bank has limited ability to control the amount of premiums it is required to pay for FDIC insurance. The DIF is funded by fees assessed on insured depository institutions, such as Peoples Bank. If the costs of future bank failures increase, deposit insurance premiums may also increase. Increases in FDIC insurance premiums may have a material adverse effect on Peoples' results of operations and ability to continue to pay dividends on our common shares at the current rate or at all. In October 2022, FDIC Board adopted as final, and without change, an increase in initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. There can be no assurance that assessments may not be changed again in the future. Federal deposit insurance is described in more detail in the section captioned "Supervision and Regulation" in "ITEM 1 BUSINESS" of this Form 10-K. Strategic Risks • Peoples' ability to complete acquisitions and integrate completed acquisitions may be unsuccessful or more difficult, time- consuming or costly than expected, which could have an adverse effect on Peoples' business, earnings and financial condition. Peoples actively evaluates opportunities to acquire other businesses. However, Peoples may not have the opportunity to make suitable acquisitions on favorable terms in the future, which could negatively impact the growth of our business. Peoples expects that other banking and financial companies, many of which have significantly greater resources, will compete to acquire compatible businesses. This competition could increase prices for acquisitions that Peoples would likely pursue, and our competitors may have greater resources to pay such acquisition prices. In addition, acquisitions of regulated businesses, such as banks, are subject to various regulatory approvals. If Peoples fails to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interest. Peoples may not be able to integrate new acquisitions without encountering difficulties, including the loss of key employees and customers, the disruption of ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. 30

Peoples may not be able to fully achieve the strategic objectives and operating efficiencies anticipated in the acquisitions we complete. Future acquisitions may also result in other unforeseen difficulties, including in the integration of the combined companies. Further, benefits such as enhanced earnings anticipated from the acquisitions may not develop and future results of the combined companies may be materially below those estimated. In addition, Peoples may issue equity securities in connection with acquisitions, which could dilute the economic and voting interests of Peoples' shareholders. Recent changes in the stock price of financial institutions could impact the valuation of potential target companies and, therefore, Peoples' ability to compete for acquisitions. • Changes in retail distribution strategies and consumer behavior may adversely impact Peoples’ investments in our financial service office premises and equipment and other assets, and may lead to increased expenditures to change our retail distribution channel. Peoples has significant investments in financial service office premises and equipment for our financial service office network, including 13 financial service offices, which consist of loan production offices ("LPO") and limited service locations, as well as our retail work force and other financial service office banking assets. Advances in technology such as e-commerce, telephone, internet and mobile banking, and in-branch self-service technologies including ATMs and other equipment, as well as changing customer preferences for these other methods of accessing Peoples’ products and services, could affect the value of Peoples’ financial service office network or other retail distribution assets and may cause Peoples to change our retail distribution strategy, close and/or sell certain financial service offices and restructure or reduce our remaining financial service offices and work force. Further advances in technology and/or changes in customer preferences including those related to social media, digital or cryptocurrency, blockchain and other "fintech" technologies could result in additional changes in Peoples’ retail distribution strategy and/or financial service office network. These actions could lead to losses on these assets or could adversely impact the carrying value of other long-lived assets and may lead to increased expenditures to renovate and reconfigure remaining financial service offices or to otherwise reform Peoples’ retail distribution channel. • Anti-takeover provisions may delay or prevent an acquisition or change in control by a third party. Provisions in the Ohio General Corporation Law, Peoples' Amended Articles of Incorporation and Peoples' Code of Regulations, including a supermajority vote requirement for significant corporate changes, could discourage potential takeover attempts and make attempts by shareholders to remove Peoples' Board of Directors and management more difficult. These provisions may also have the effect of delaying or preventing a transaction or change in control that might be in the best interests of Peoples' shareholders. General Risks • Adverse changes in the financial markets may adversely impact Peoples' results of operations. While Peoples generally invests in securities issued by U.S. government agencies and sponsored entities and domestic state and local governments with limited credit risk, certain investment securities held by Peoples possess higher credit risk since they represent beneficial interests in structured investments collateralized by residential mortgages, debt obligations and other similar asset-backed assets. Even securities issued by governmental agencies and sponsored entities may entail risk depending on political and economic changes. Regardless of the level of credit risk, all investment securities are subject to changes in market value due to changing interest rates, implied credit spreads and credit ratings. • Peoples is subject to environmental liability risk associated with lending activities. A significant portion of Peoples’ loan portfolio is secured by real property. During the ordinary course of business, Peoples forecloses on and takes title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, Peoples may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws and evolving regulation may require Peoples to incur substantial expenses and may materially reduce the affected property’s value or limit Peoples’ ability to use or sell the affected property. In addition, future laws and regulations or more stringent interpretations or enforcement policies with respect to existing laws or regulations may increase Peoples’ exposure to environmental liability. Environmental reviews of real property before initiating foreclosure actions may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on Peoples’ business, financial condition and results of operations. • The value of Peoples’ goodwill and other intangible assets may decline in the future. A significant decline in expected future cash flows, a significant adverse change in the business climate, slower growth rates or a significant and sustained decline in the price of Peoples’ common shares may necessitate taking charges in the future related to the impairment of goodwill and other intangible assets. If Peoples were to conclude that a future write-down of goodwill and other intangible assets is necessary, the appropriate charge will be recorded, which could have a material adverse effect on Peoples' business, financial condition and results of operations. 31

• Peoples is at risk of increased losses from fraud. Criminals are committing fraud at an increasing rate and are using more sophisticated techniques. In some cases, these individuals are part of larger criminal rings, which allow them to be more effective. Such fraudulent activity has taken many forms, ranging from wire fraud, debit card fraud, check fraud, mechanical devices attached to ATM machines, social engineering and phishing attacks to obtain personal information, or impersonation of clients through the use of falsified or stolen credentials. Additionally, an individual or business entity may properly identify itself, yet seek to establish a business relationship for the purpose of perpetrating fraud. An emerging type of fraud even involves the creation of synthetic identification in which fraudsters "create" individuals for the purpose of perpetrating fraud. In addition to fraud committed directly against Peoples, Peoples may suffer losses as a result of fraudulent activity committed against third parties. Increased deployment of technologies, such as chip card technology, defray and reduce certain aspects of fraud; however, criminals are turning to other sources to steal personally identifiable information, such as unaffiliated healthcare providers and government entities, in order to impersonate consumers and thereby commit fraud. • Peoples may not be able to remain competitive. Peoples experiences significant competition in originating loans, obtaining deposits, and maintaining and growing insurance and trust customers, principally from other commercial banks, savings associations, credit unions, trust and brokerage companies, insurance agencies, fintechs and online service providers. Several of Peoples' competitors have greater resources, larger branch systems and wider arrays of banking and non-banking services. This competition could reduce Peoples' net income by decreasing the number and size of loans that Peoples originates and the interest rates we can charge on these loans. Moreover, technology and other changes are allowing businesses and individuals to utilize alternative methods to complete financial transactions that historically have involved banks. For example, consumers can now maintain funds that have historically been held as bank deposits in brokerage accounts, mutual funds, or high yield savings accounts with online banks. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. Digital or cryptocurrencies, blockchain, and other “fintech” technologies are designed to enhance transactional security and have the potential to disrupt the financial industry, change the way banks do business, and reduce the need for banks as financial deposit-keepers and intermediaries. The process of eliminating the use of banks to complete financial transactions could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and lower cost deposits as a source of funding could have a material adverse effect on Peoples' financial condition and results of operations. If Peoples is unable to compete effectively, Peoples will lose market share, which could reduce income generated from deposits, loans and other products. For a more complete discussion of Peoples' competitive environment, see the section captioned "Competition" in "ITEM 1 BUSINESS" of this Form 10-K. • Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to Peoples’ environmental, social and governance practices may impose additional costs on Peoples or expose Peoples to new or additional risks. Financial institutions are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social, and governance (“ESG”) practices and disclosure. Investor advocacy groups, investment funds, and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions, and human rights. Increased ESG-related compliance costs for Peoples as well as among our suppliers, vendors and various other parties within our supply chain could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, access to capital, and the price of our common shares. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. • Climate change, severe weather, natural disasters, acts of war or terrorism, the emergence of a pandemic and other adverse external events could significantly impact Peoples' business. Natural disasters, including severe weather events of increasing strength and frequency due to climate change, acts of war or terrorism, pandemics or concern about a possible pandemic, and other adverse external events could have a significant impact on Peoples' ability to conduct business or upon third parties who perform operational services for Peoples or our customers. Such events could affect the stability of Peoples' deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, disrupt the infrastructure that supports Peoples' business and the communities Peoples is located in, negatively impact financial markets and interest rates, result in lost revenue or cause Peoples to incur additional expenses. • Peoples or one of our subsidiaries may be a defendant from time to time in a variety of litigation and other actions, which could have a material adverse effect on Peoples' financial condition, results of operations and cash flows. Peoples and our subsidiaries may be involved from time to time in a variety of litigation arising out of each entity's respective business. The risk of litigation increases in times of increased troubled loan collection activity. Peoples' insurance may not cover 32 all claims that may be asserted against Peoples and our subsidiaries, and any claims asserted against them, regardless of merit or eventual outcome, may harm their respective reputations. Should the ultimate judgments or settlements in any litigation exceed the applicable insurance coverage, they could have a material adverse effect on Peoples' financial condition, results of operations and cash flows. In addition, Peoples or one of our subsidiaries may not be able to obtain appropriate types or levels of insurance in the future or to obtain adequate replacement policies with acceptable terms. • Defaults by larger financial institutions could adversely affect Peoples' business, earnings and financial condition. Many financial institutions and their related operations are closely intertwined, and the soundness of such financial institutions may, to some degree, be interdependent. As a result, concerns about, or a default or threatened default by, one financial institution could lead to significant market-wide liquidity and credit problems and/or losses or defaults by other financial institutions. This "systemic risk" may adversely affect Peoples' business. Additionally, Peoples' investment portfolio continues to include a limited amount of investments in individual bank-issued trust preferred securities. Under current market conditions, the fair value of these security types is based predominately on the present value of cash flows expected to be received in the future. Significant defaults by other financial institutions could adversely affect conditions within the financial services industry, thereby causing investors to require higher rates of return for these investments. These factors could cause Peoples to recognize impairment losses on our investment in bank-issued trust preferred securities in future periods. • Economic and other conditions may cause volatility in the price of Peoples’ common shares. The price of Peoples’ common shares can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in the Peoples’ quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; strategic partnerships, joint ventures or capital commitments; operating and stock price performance of other companies that investors deem comparable to Peoples; new technology used or services offered by Peoples’ competitors; news reports relating to trends, concerns and other issues in the banking and financial services industry, and changes in government regulations. General market fluctuations, industry factors and general economic and political conditions and external events, including terrorist attacks, increased inflation, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, could also cause the price of Peoples’ common shares to decrease, regardless of Peoples’ operating results. • Changes in tax laws could adversely affect Peoples' performance. Peoples is subject to extensive federal, state and local taxes, including income, excise, sales/use, payroll, franchise, withholding and ad valorem taxes. Changes to tax laws could have a material adverse effect on Peoples' results of operations, fair values of net deferred tax assets and obligations of states and political subdivisions held in Peoples' investment securities portfolio. In addition, Peoples' customers are subject to a wide variety of federal, state and local taxes. Changes in taxes paid by Peoples' customers may adversely affect their ability to purchase homes or consumer products, which could adversely affect their demand for loans and deposit products. In addition, such negative effects on Peoples' customers could result in defaults on the loans made by Peoples Bank and decrease the value of mortgage-backed securities in which Peoples has invested. ITEM 1B UNRESOLVED STAFF COMMENTS None. ITEM 2 PROPERTIES Peoples' sole banking subsidiary, Peoples Bank, generally owns its offices, related facilities and unimproved real property. At December 31, 2022, Peoples Bank operated 65 offices in Ohio, 29 offices in West Virginia, 23 offices in Kentucky, 2 offices in Virginia, 3 offices in Washington D.C., 1 office in Maryland, an insurance premium finance lending office in Missouri, an equipment leasing office in Vermont. Of these 125 offices, 27 are leased and the rest are owned by Peoples Bank. Peoples Bank's subsidiary, Peoples Insurance rents office space in various Peoples Bank offices, and also leases office space from third parties in Inez, Louisa, and Pikeville, Kentucky. Peoples Bank's subsidiary, Vantage, rents office space in Excelsior, Minnesota. 33

Rent expense on the leased properties totaled $3.3 million in 2022 and $2.0 million in 2021, which excludes intercompany rent expense. The following properties have a lease term expiring on or before June 2024:

Location	Address	Lease Expiration Date
Athens - Mall Office	801 East State Street, Athens, Ohio	June 2024 (a)
Beachwood	24400 Chagrin Boulevard, Beachwood, Ohio	September 2023 (a)
Beckley LPO	300 N Kanawha St STE 207, Beckley WV	February 2023 (c)
Chevy Chase	5530 Wisconsin Ave STE 105, Chevy Chase, MD	September 2023 (e)
Cincinnati West LPO	6701 Ruwes Oak Dr, Cincinnati, OH	February 2023 (a)
Lancaster Fair Ave	2211 West Fair Avenue, Lancaster, Ohio	March 2023 (d)
Louisa Insurance	306 Commerce Drive, Louisa, KY	December 2023 (f)
Milford LPO	151 Castleberry Ct., Milford, OH	June 2024 (b)
Nelsonville	951 Canal Street, Nelsonville, Ohio	January 2024 (a)
North Canton LPO	125 S. Main Street, North Canton, OH	July 2023 (d)
Vanceburg AA Highway	67 Commercial Dr STE 3, Vanceburg, KY	February 2023 (a)
Washington DC LPO	1130 Connecticut Ave, Washington, DC	August 2023 (a)
Worthington LPO	250 E. Wilson Bridge Rd., Suite 230, Worthington, Ohio	March 2024 (a)

(a) Current lease agreement has no remaining extensions available.
(b) Current lease agreement has one three-year extension remaining.
(c) Current lease agreement will change to a month-to-month lease upon expiration.
(d) Current lease has one one-year extension remaining.
(e) Current lease agreement has one five-year extension remaining.
(f) Current lease agreement has three three-year extensions remaining.

Peoples considers its offices and related facilities to be suitable and adequate for the present needs of Peoples and its subsidiaries. Peoples evaluates on a continuing basis the suitability and adequacy of its offices and related facilities, and has opened, relocated, remodeled or closed them as appropriate to maintain efficient and attractive premises.

Additional information concerning the property and equipment owned or leased by Peoples and its subsidiaries is incorporated herein by reference from "Note 5 Bank Premises and Equipment."

ITEM 3 LEGAL PROCEEDINGS

Peoples or one of its subsidiaries from time to time is engaged in various litigation matters including the defense of claims of improper loan or deposit practices or lending violations. In addition, in the ordinary course of their respective businesses or operations, Peoples or one of its subsidiaries may be named as a plaintiff, a defendant, or a party to a legal proceeding or any of their respective properties may be subject to various pending and threatened legal proceedings and various actual and potential claims. In view of the inherent difficulty of predicting the outcome of such matters, Peoples cannot state what the eventual outcome of any such matters will be; however, based on management's current knowledge and after consultation with legal counsel, Peoples' management believes that damages, if any, and other amounts related to pending legal proceedings will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of Peoples.

ITEM 4 MINE SAFETY DISCLOSURES

Not applicable.

34

PART II

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Peoples' common shares are traded on The Nasdaq Global Select Market® under the symbol PEBO. At December 31, 2022, Peoples had 4,104 shareholders of record.

Peoples plans to continue to pay quarterly cash dividends comparable to those paid historically, subject to certain regulatory restrictions described in "Note 17 Regulatory Matters," as well as in the section captioned "Supervision and Regulation – Dividend Restrictions" of "ITEM 1 BUSINESS" of this Form 10-K.

Issuer Purchases of Equity Securities

The following table details repurchases by Peoples and purchases by "affiliated purchasers" as defined in Rule 10b-18(a)(3) under the Exchange Act, as amended, of Peoples' common shares during the three months ended December 31, 2022:

Period	(a) Total Number of Common Shares Purchased	(b) Average Price Paid per Common Share	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 1 – 31, 2022	8,664 (1)	$ 28.99 (1)	8,664	$ 22,606,290
November 1 – 30, 2022	925 (2)	$ 29.89 (2)	—	$ 22,606,290
December 1 – 31, 2022	—	$ —	—	$ 22,606,290
Total	**9,589**	**$ 29.07**	**8,664**	**$ 22,606,290**

(1) On January 29, 2021, Peoples announced that on January 28, 2021, Peoples' Board of Directors authorized a share repurchase program authorizing Peoples to purchase up to an aggregate of $30.0 million of its outstanding common shares, replacing the February 27, 2020 share repurchase program which terminated on January 28, 2021. There were 8,664 common shares repurchased under the share repurchase program during October 2022.

(2) Information includes 925 common shares purchased in open market transactions during November 2022 by Peoples Bank under the Rabbi Trust Agreement. The Rabbi Trust Agreement establishes a rabbi trust that holds assets to provide funds for the payment of the benefits under the Peoples Bancorp Inc. Third Amended and Restated Deferred Compensation Plan for Directors of Peoples Bancorp Inc. and Subsidiaries.

35

Performance Graph

The following Performance Graph and related information shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be deemed to be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Peoples specifically incorporates the Performance Graph by reference into such filing.

The following line graph compares the five-year cumulative total shareholder return of Peoples' common shares, based on an initial investment of $100 on December 31, 2017, and assuming reinvestment of dividends, against three indices. The first is the Russell 2000 Index, which is a leading benchmark for small cap domestic stocks and is comprised of the stocks ranked 1,001 to 2,000 in order of descending market capitalization in the Russell 3000 Index. The second is the KBW Nasdaq Bank Index, which is designed to track the performance of the leading banks and thrifts that are publicly-traded in the U.S. The KBW Nasdaq Bank Index includes 24 banking stocks representing the large U.S. national money centers, regional banks and thrift institutions. The third is the Russell 2000 Financial Services Index, which is comprised of the financial services companies within the Russell 2000 Index and is presented for comparative purposes to Peoples' immediately preceding fiscal year. Peoples' believes the KBW Nasdaq Bank Index more accurately compares the five-year cumulative total shareholder return to Peoples' banking peers than the Russell 2000 Financial Services Index, which includes non-banking financial service institutions.



COMPARISON OF FIVE-YEAR TOTAL SHAREHOLDER RETURN AMONG
PEOPLES BANCORP INC., RUSSELL 2000 INDEX, KBW NASDAQ BANK INDEX
AND RUSSELL 2000 FINANCIAL SERVICES INDEX
$175.00
$150.00
$125.00
$100.00
$75.00
2017
2018
2019
2020
2021
2022
Peoples Bancorp Inc.
KBW Nasdaq Bank Index
Russell 2000 Index
Russell 2000 Financial Services Index

	At December 31,					
	2017	2018	2019	2020	2021	2022
Peoples Bancorp Inc.	$ 100.00	$ 95.23	$ 114.22	$ 94.49	$ 116.07	$ 108.36
Russell 2000 Index	$ 100.00	$ 88.97	$ 111.65	$ 133.90	$ 153.70	$ 122.25
KBW Nasdaq Bank Index	$ 100.00	$ 82.29	$ 112.01	$ 100.46	$ 138.97	$ 109.23
Russell 2000 Financial Services Index	$ 100.00	$ 89.07	$ 110.53	$ 108.27	$ 140.50	$ 118.59

36

ITEM 6 [RESERVED] ITEM 7 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Forward-Looking Statements Certain statements made in this Form 10-K, which are not historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "will likely," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," "continue," "remain," and similar expressions are intended to identify these forward- looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Factors that might cause such a difference include, but are not limited to: (1) the magnitude and continued duration of the recovery from the COVID-19 pandemic and its ongoing impact on the global economy and financial market conditions and Peoples’ businesses, results of operations and financial conditions; (2) ongoing increasing interest rate policies, changes in the interest rate environment due to economic conditions related to the COVID-19 pandemic or other factors and/or the fiscal and monetary policy measures undertaken by the U.S. government and the Federal Reserve Board in response to such economic conditions, which may adversely impact interest rates, the interest rate yield curve, interest margins, loan demand and interest rate sensitivity; (3) the effects of inflationary pressures and the impact of rising interest rates on borrowers’ liquidity and ability to repay; (4) the success, impact, and timing of the implementation of Peoples' business strategies and Peoples' ability to manage strategic initiatives, including the ongoing increasing interest rate policies of the Federal Reserve Board, the completion and successful integration of planned acquisitions, including the recently-completed Premier Merger, the recently-completed acquisition of Vantage and the pending Limestone Merger, and the expansion of commercial and consumer lending activities; (5) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, which can in turn impact Peoples' credit spreads, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals; (6) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, or deposit insurance premium levels, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses; (7) the effects of easing restrictions on participants in the financial services industry; (8) local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations, and changes in the relationship of the U.S. and U.S. global trading partners) and the impact these conditions may have on Peoples, Peoples' customers and Peoples' counterparties, and Peoples' assessment of the impact, which may be different than anticipated; (9) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders; (10) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans, charge-offs, and customer and other counterparties' performance and creditworthiness generally, which may be less favorable than expected in light of recent inflationary pressures and adversely impact the amount of interest income generated; (11) Peoples may have more credit risk and higher credit losses to the extent there are loan concentrations by location or industry of borrowers or collateral; (12) future credit quality and performance, including expectations regarding future credit losses and the allowance for credit losses; (13) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations; 37

(14) the impact of assumptions, estimates and inputs used within models, which may vary materially from actual outcomes, including under the CECL model; (15) the replacement of the London Interbank Offered Rate ("LIBOR") with other reference rates which may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies; (16) adverse changes in the conditions and trends in the financial markets, including recent inflationary pressures, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities; (17) the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors; (18) Peoples' ability to receive dividends from Peoples' subsidiaries; (19) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (20) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity; (21) Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss; (22) Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including Peoples' primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands; (23) operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and Peoples' subsidiaries are highly dependent; (24) changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions, legislative or regulatory initiatives, or other factors, which may be different than anticipated; (25) the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cybersecurity, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business; (26) the impact on Peoples' businesses, personnel, facilities, or systems, of losses related to acts of fraud, theft, misappropriation or violence; (27) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics, cybersecurity attacks, system failures, civil unrest, military or terrorist activities or international conflicts; (28) the potential further deterioration of the U.S. economy due to financial, political or other shocks; (29) the potential influence on the U.S. financial markets and economy from the effects of climate change; (30) the impact on Peoples' businesses and operating results of any costs associated with obtaining rights in intellectual property claimed by others and adequately protecting Peoples' intellectual property; (31) risks and uncertainties associated with Peoples' entry into new geographic markets and risks resulting from Peoples' inexperience in these new geographic markets; (32) Peoples' ability to integrate the NS Leasing, LLC ("NSL") and Vantage acquisitions, the Premier Merger, and the pending Limestone Merger, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected; (33) the risk that expected revenue synergies and cost savings from the Premier Merger or the pending Limestone Merger, may not be fully realized or realized within the expected time frame; (34) changes in laws or regulations imposed by Peoples' regulators impacting Peoples' capital actions, including dividend payments and share repurchases; (35) the effect of a fall in stock market prices on the asset and wealth management business; (36) Peoples' continued ability to grow deposits; and 38

(37) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the SEC, including those risk factors included in the disclosures under the heading "ITEM 1A RISK FACTORS" of this Form 10-K. All forward-looking statements speak only as of the filing date of this Form 10-K and are expressly qualified in their entirety by the cautionary statements. Although management believes the expectations in these forward-looking statements are based on reasonable assumptions within the bounds of management’s knowledge of Peoples’ business and operations, it is possible that actual results may differ materially from these projections. Additionally, Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the filing date of this Form 10-K or to reflect the occurrence of unanticipated events except as may be required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC’s website at www.sec.gov and/or through Peoples' website – www.peoplesbancorp.com under the "Investor Relations" section. The following discussion and analysis of Peoples' Consolidated Financial Statements is presented to provide insight into management's assessment of the financial position and results of operations for the periods presented. This discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto, as well as the ratios and statistics, contained elsewhere in this Form 10-K. Summary of Significant Transactions and Events The following is a summary of transactions or events that have impacted or are expected by management to impact Peoples’ results of operations or financial condition: ◦ On October 25, 2022, Peoples announced the Limestone Merger, a transaction valued at approximately $208.2 million at the time of the announcement. The Limestone Merger is expected to close in the second quarter of 2023, subject to the satisfaction of closing conditions, including regulatory approvals. As of December 31, 2022, Peoples had recognized $0.6 million in acquisition-related expenses associated with this pending transaction. ◦ On April 1, 2022, Peoples Insurance acquired substantially all of the assets and rights of an insurance agency with five locations in eastern Kentucky and certain rights to related customer accounts, which were previously developed and maintained by Elite. Total consideration for this transaction was $4.4 million. Peoples recognized intangibles of $2.1 million, primarily comprised of a customer relationship intangible. ◦ On March 7, 2022, Peoples Bank purchased 100% of the equity of Vantage, a nationwide provider of equipment financing headquartered in Excelsior, Minnesota. Peoples Bank acquired assets comprising Vantage's lease business, including $154.9 million in leases and certain third-party debt in the amount of $106.9 million. Peoples Bank paid cash consideration of $54.0 million and also repaid approximately $28.9 million in recourse debt on behalf of Vantage. Vantage offers mid-ticket equipment leases, primarily for business essential information technology equipment across a wide array of industries. Upon completion of the transaction, Vantage became a subsidiary of Peoples Bank. As a subsidiary, Vantage has continued to operate under the name Vantage Financial, which leverages Vantage's strong brand recognition within the equipment finance industry. Peoples recorded goodwill in the amount of $27.2 million and other intangible assets of $13.2 million, which included a customer relationship intangible, a trade-name intangible and non-compete agreements related to this transaction. ◦ On September 17, 2021, Peoples completed the Premier Merger. Premier merged and Premier's wholly-owned subsidiaries, Premier Bank and Citizens Deposit Bank & Trust, subsequently merged into Peoples’ wholly-owned subsidiary, Peoples Bank, in a transaction resulting in the issuance of 8,589,685 common shares valued at $261.9 million. At the close of business on September 17, 2021, the financial services offices of each of Premier Bank and Citizens became branches of Peoples Bank. Peoples acquired $1.2 billion in loans and $1.8 billion in deposits and recorded $66.9 million in goodwill and $4.2 million in other intangible assets in connection with the Premier Merger. ◦ On May 4, 2021, Peoples Insurance acquired substantially all of the assets and rights of an insurance agency located in Pikeville, Kentucky and certain rights to related customer accounts, which were previously developed and maintained by Justice & Stamper Insurance Agency, Inc. Total consideration for this transaction was $325,000, less any adjustments pursuant to adverse claims incurred or sustained by or imposed by Peoples Insurance. Peoples recorded customer relationship intangible assets of $230,000 and goodwill of $46,000, related to this transaction. ◦ On March 31, 2021, Peoples acquired the equipment finance and leasing business of NSL. The transaction closed after the end of business on March 31, 2021 and Peoples Bank began operating the acquired business as North Star Leasing, a division of Peoples Bank, on April 1, 2021. Peoples Bank acquired assets comprising NSL's equipment finance business, including $83.3 million in leases and satisfied, on behalf of NSL, certain third-party debt in the amount of $69.1 million. Peoples Bank paid total consideration of $116.5 million, plus a potential earn-out payment to NSL of up to $3.1 million. Based in Burlington, Vermont, the North Star Leasing division underwrites, originates and services equipment leases and equipment financing agreements to businesses throughout the United States. Peoples recorded goodwill in the amount of $24.7 million and other intangible assets of $14.0 million, which included a customer relationship intangible, a trade-name intangible and non-compete agreements related to this transaction. 39

◦ Peoples began originating loans during the second quarter of 2020 and continued to originate loans during the first five months of 2021 under the loan guarantee program created under the CARES Act, called the PPP. These loans were targeted to provide small businesses with financial support to cover payroll and certain other specified types of expenses for a specified period of time. Loans made under the PPP are fully guaranteed by the SBA. Additional information can be found later in this discussion under the caption “FINANCIAL CONDITION - COVID-19 Loan Impacts." As of December 31, 2022, Peoples had $2.4 million aggregate principal amount, net of deferred fees, in PPP loans outstanding, which were included in commercial and industrial loan balances, compared to $87.1 million at December 31, 2021 (including $23.4 million acquired in the Premier Merger). Peoples recognized interest income of $2.2 million for deferred loan fees/cost accretion and $0.3 million of interest income on PPP loans during 2022, compared to interest income of $13.0 million for deferred loan fees/cost accretion and $2.3 million of interest income during 2021, and $7.5 million for deferred loan fees/cost accretion and $3.2 million of interest income during 2020. ◦ On January 28, 2021, Peoples' Board of Directors approved a share repurchase program authorizing Peoples to purchase up to an aggregate of $30.0 million of Peoples' outstanding common shares, replacing the February 27, 2020 share repurchase program which had authorized Peoples to purchase up to an aggregate of $40.0 million of Peoples' outstanding common shares. During 2022, Peoples repurchased 263,183 common shares totaling $7.4 million under the share repurchase program. During 2021, Peoples did not repurchase any common shares under the share repurchase program authorized on January 28, 2021. During 2020, Peoples repurchased 1,299,577 of Peoples' common shares through Peoples' then-effective common share repurchase program for a total of $29.3 million. On October 25, 2022, after the announcement of the Limestone Merger, the share repurchase program was paused until the vote to approve the Limestone Merger by shareholders. ◦ During 2022, Peoples recorded a recovery of credit losses of $3.5 million, compared to a provision for credit losses of $0.7 million for 2021 and of $26.3 million for 2020. The recovery of credit losses during 2022 compared to the provision for credit losses during 2021 was driven by improvements in economic forecasts, coupled with acquired purchased credit deteriorated ("PCD") loan payoffs. ◦ During 2022, Peoples incurred $3.0 million of acquisition-related expenses, compared to $21.4 million for 2021 and $0.5 million for 2020. The acquisition-related expenses in 2022 were related to the Vantage acquisition, the Premier Merger, and the Limestone Merger. The acquisition-related expenses in 2021 were primarily related to the NSL acquisition and the Premier Merger, and the acquisition-related expenses during 2020 were due to the acquisition of Triumph Premium Finance ("Premium Finance"). ◦ Peoples incurred $185,000 in pension settlement charges in 2022, compared to $143,000 in 2021 and $1.1 million in 2020, due to the aggregate amount of lump-sum distributions to participants in Peoples' defined benefit pension plan exceeding the threshold for recognizing settlement charges during the period. ◦ During 2021, Peoples recorded $1.2 million of expenses related to the COVID-19 pandemic and $1.3 million during 2020. During the fourth quarter of 2021, Peoples awarded common shares to all associates who were at the Assistant Vice President level or below. The remainder of the COVID-19-related expenses were primarily related to providing Peoples' employees meals in support of local businesses, assisting employees with childcare and elder care needs, incentivizing employees to be vaccinated and taking extra precautions in cleaning facilities. COVID-19 pandemic-related expenses were immaterial for 2022. ◦ On April 3, 2019, Peoples entered into a Loan Agreement with U.S. Bank National Association (the “U.S. Bank Loan Agreement”). A Fourth Amendment to the U.S. Bank Loan Agreement, entered into on March 31, 2022, extended the maturity from April 1, 2022 to March 31, 2023. The U.S. Bank Loan Agreement provides Peoples with a revolving line of credit in the maximum aggregate principal amount of $30.0 million that may be used: (i) for working capital purposes; (ii) to finance dividends or other distributions (other than stock dividends and stock splits) on or in respect of Peoples’ capital stock and redemptions, repurchases or other acquisitions of any of Peoples’ capital stock permitted under the U.S. Bank Loan Agreement; and (iii) to finance acquisitions permitted under the U.S. Bank Loan Agreement. ◦ During 2020, Peoples sold restricted Class B Visa stock for a gain of $680,000, which was recorded in "Other non-interest income." ◦ Effective July 1, 2020, Peoples completed the business combination under which Peoples Bank acquired the operations and assets of Premium Finance (referred to as the "premium finance acquisition"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, the division operating as Peoples Premium Finance has continued to provide insurance premium financing loans for commercial customers to purchase property and casualty insurance products through its growing network of independent insurance agency partners nationwide. Peoples Bank acquired $84.7 million in loans, at acquisition date, after fair value adjustments. Peoples also recorded $4.3 million of other intangible assets and $5.5 million of goodwill. Total consideration paid for this acquisition was $94.5 million. 40

◦ During 2020, Peoples recognized credits to its FDIC insurance expense as the FDIC issued credits to member banks to offset against the quarterly assessment as a result of the deposit insurance fund reaching its target threshold for smaller banks. These credits were used by Peoples and were fully exhausted during the second quarter of 2020. ◦ In an effort to stimulate an economy that was being adversely impacted by the the COVID-19 pandemic, the Federal Reserve Board first lowered the benchmark Federal Funds Target Rate by 50 basis points on March 3, 2020 and then lowered the target rate another 100 basis points at the next FOMC meeting on March 15, 2020. The Federal Funds Target Rate range was 0% - 0.25% as of March 31, 2020 and maintained this rate until March 16, 2022. The Federal Reserve Board increased the Federal Funds Target Rate range to 0.25% to 0.50% on March 16, 2022, to 0.75% to 1.00% on May 4, 2022, to 1.50% to 1.75% on June 15, 2022, to 2.25% to 2.50% on July 27, 2022, to 3.00% to 3.25% on September 21, 2022, to 3.75% to 4.00% on Nov 2, 2022, to 4.25% to 4.50% on Dec 14, 2022, to 4.50% to 4.75% on February 1, 2023, and has stated it anticipates continuing to raise rates in 2023. The impact of these transactions, where material, is discussed in the applicable sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations. Critical Accounting Policies The accounting and reporting policies of Peoples conform to US GAAP and to general practices within the financial services industry. A summary of significant accounting policies is contained in "Note 1 Summary of Significant Accounting Policies." While all of these policies are important to understanding the Consolidated Financial Statements, certain accounting policies require management to exercise judgment and make estimates or assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. These estimates and assumptions are based on information available as of the date of the Consolidated Financial Statements; accordingly, as this information changes, the Consolidated Financial Statements could reflect different estimates or assumptions. Management has identified four accounting policies as those that, due to the judgments, estimates and assumptions inherent in the policies, are critical to an understanding of Peoples' Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. The four accounting policies identified were the allowance for credit losses, business combinations, goodwill and fair value measurements. These four accounting policies are described in further detail below. Allowance for Credit Losses The allowance for credit losses represents Peoples' estimate of expected credit losses over the expected contractual life of the existing loan portfolio. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is measured on a pool basis, with loans collectively evaluated when similar risk characteristics exist. Peoples evaluated risk characteristics, including but not limited to: internal or third-party credit scores or credit ratings, risk ratings or classifications, financial asset type, collateral type, size, effective interest rate, term, geographical location, industry of the borrower, vintage, historical or credit loss patterns, and reasonable and supportable forecast periods. Peoples identified 19 segments for which it believes there are similar risk characteristics and utilized a discounted cash flow methodology in determining an allowance for credit losses for each segment. In estimating credit losses, Peoples uses a loss driver method, which analyzes one or more economic variables to the change in default rate using a regression analysis. Variables that had a strong correlation were selected as economic factors, or variables, for the model. If a single variable was not found to be strongly correlated, additional variables were included. Peoples utilizes U.S. unemployment, Ohio unemployment and Ohio Gross Domestic Product as economic factors in modeling. In general, Peoples completes a quarterly evaluation based on several qualitative factors to determine if there should be adjustments made to the allowance for credit losses. These factors include economic conditions, collateral, concentrations, troubled assets, Peoples' loss trends, peer loss trends, delinquency trends, portfolio composition and loan growth, underwriting, and certain other risks. Loans that do not share similar risk characteristics are evaluated on an individual basis. The allowance for credit losses related to these specific loans was based on management's estimate of potential losses as determined by (1) the present value of expected future cash flows, (2) the fair value of collateral if the loan is determined to be collateral dependent, or (3) the loan's observable market price. Peoples also completes a quarterly evaluation for unfunded commitments for loans that are not unconditionally cancellable, which includes construction loans, floor plan lines of credit, home equity lines of credit, other credit lines and letters of credit. Peoples performed a study to determine the historical funding rates of unadvanced portions of loans, and applied these funding rates to the unfunded commitments at period end. The loss rates, including qualitative factors, in determining the allowance for credit losses were applied at the segment level to the unfunded commitment amounts to determine the allowance for credit loss liability for unfunded commitments. 41

There can be no assurance that the allowance for credit losses will be adequate to cover all losses, but management believes the allowance for credit losses at December 31, 2022 was adequate to provide for expected losses from existing loans based on information available at that time. While management uses available information to estimate losses, the ultimate collectability of a substantial portion of the loan portfolio, and the need for future additions to the allowance, will be based on changes in economic conditions and other relevant factors. As such, adverse changes in economic conditions could reduce currently estimated cash flows for both commercial and consumer borrowers, which would likely cause Peoples to experience increases in problem assets, delinquencies and losses on loans in the future. To demonstrate the sensitivity to key economic parameters used in the measurement of the allowance for credit losses at December 31, 2022, management calculated the difference between the modeled allowance for credit losses at December 31, 2022, compared to one based on an adverse scenario. The adverse scenario reflected increases of 100 basis points in both U.S. and Ohio unemployment, and a decline in Ohio Gross Domestic Product of 100 basis points. Excluding consideration of general reserve adjustments, this sensitivity analysis would result in a hypothetical increase in the allowance for credit losses of approximately $5.0 million at December 31, 2022. Business Combinations Peoples utilizes the acquisition method of accounting for business combinations. As of the acquisition date, Peoples records the acquired company's net assets at fair value. The determination of fair value as of the acquisition date requires management to consider various factors that involve judgment and estimation, including the application of discount rates, prepayment rates, attrition rates, future estimates of interest rates, as well as many other assumptions. These assumptions can have a material impact on the estimated fair value, and as a result, the goodwill recorded in a business combination. Based on recent acquisitions, loans and leases acquired through business combinations have comprised the majority of purchase accounting adjustments in arriving at the fair values of acquired assets and liabilities, with the most significant adjustments relating to the creditworthiness of the acquired portfolios. The assumptions and inputs impacting the allowance for credit losses are discussed in the above paragraphs of this section of Management's Discussion and Analysis. Those same judgments drive the measurement of the credit adjustments of acquired loan and lease portfolios when arriving at fair value. For further information regarding business combination accounting, please refer to “Note 20 Acquisitions.” Goodwill Peoples records goodwill as a result of acquisitions accounted for under the acquisition method of accounting. Under the acquisition method, Peoples is required to allocate the consideration paid for an acquired company to the assets acquired, including identified intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition. Goodwill represents the excess cost over the fair value of net assets acquired and is not amortized but is tested for impairment when indicators of impairment exist, and, in any case, at least annually. For further information regarding the fair values of assets and liabilities recently acquired in business combinations, please refer to “Note 20 Acquisitions.” The value of recorded goodwill is supported by revenue that is driven by the volume of business transacted and Peoples' ability to provide quality, cost-effective services in a competitive market place. A decline in earnings as a result of a lack of growth or the inability to deliver cost-effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods. Goodwill impairment exists when the carrying value of the reporting unit (as defined by US GAAP) exceeds its fair value and an impairment loss is recognized in earnings in an amount equal to that excess, limited to the total amount of goodwill allocated to the reporting unit. The process of evaluating goodwill for impairment involves highly subjective and complex judgments, estimates and assumptions regarding the fair value of Peoples' reporting unit and, in some cases, goodwill itself. As a result, changes to these judgments, estimates and assumptions in future periods could result in materially different results. Peoples currently maintains a single reporting unit for goodwill impairment testing. While quoted market prices exist for Peoples' common shares since they are publicly traded, these market prices do not necessarily reflect the value associated with gaining control of an entity. Thus, management takes into account all appropriate fair value measurements in determining the estimated fair value of the reporting unit. Peoples performs its required annual impairment test as of October 1st each year. Peoples first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, including goodwill. In this evaluation, Peoples assesses relevant events and circumstances, which may include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, events specific to Peoples, significant changes in the reporting unit, or a sustained decrease in stock price. If Peoples determines that it is more- likely-than-not that the fair value of the reporting unit is greater than its carrying amount, then performing the quantitative impairment test is unnecessary. At October 1, 2022, management completed a qualitative assessment of goodwill. This test resulted in management concluding it was more-likely-than-not that the fair value of the reporting unit exceeded its carrying value. 42

Peoples is required to perform interim tests for goodwill impairment in subsequent quarters if events occur or circumstances change that indicate potential goodwill impairment exists, such as adverse changes to Peoples' business or a significant decline in Peoples' market capitalization. For further information regarding goodwill, refer to "Note 7 Goodwill and Other Intangible Assets." Fair Value Measurements As a financial services company, the carrying value of certain financial assets and liabilities is impacted by the application of fair value measurements, either directly or indirectly. In certain cases, an asset or liability is measured and reported at fair value on a recurring basis, such as available-for-sale investment securities. In other cases, management must rely on estimates or judgments to determine if an asset or liability not measured at fair value warrants an impairment write- down or whether a valuation reserve should be established. Given the inherent volatility, the use of fair value measurements may have a significant impact on the carrying value of assets or liabilities, or result in material changes to the Consolidated Financial Statements, from period to period. Detailed information regarding fair value measurements can be found in "Note 2 Fair Value of Financial Instruments." EXECUTIVE SUMMARY Net income for the year ended December 31, 2022 was $101.3 million, compared to $47.6 million for 2021 and $34.8 million for 2020, representing earnings per diluted common share of $3.60, $2.15 and $1.73, respectively. The increases in 2022 earnings when compared to 2021 and 2020 were driven by increases in net interest income, partially offset by increases in non-interest expenses. Non-core items, and the related tax effect of each, negatively impacted earnings per diluted common share by $0.11 for 2022 compared to $0.85 for 2021 and $0.22 for 2020. Net interest income increased 47% to $253.4 million for 2022, compared to $172.6 million for 2021, and $138.9 million for 2020. Net interest margin was 3.97% in 2022, compared to 3.40% in 2021 and 3.24% in 2020. The increases in net interest income and net interest margin when compared to 2021 were driven by (i) the Premier Merger and the Vantage acquisition, (ii) organic growth and (iii) increases in market interest rates. Net interest margin increased during 2021 when compared to 2020 largely due to the impact of PPP loan forgiveness and lower funding costs due to customers' maintaining higher cash balances, as well as a higher volume of loans due to the Premier Merger and Premium Finance acquisition coupled with higher-yielding leases acquired from NSL and organic loan growth. Net interest margin in 2020 was impacted by the low interest rate environment and lower investment securities yields, partially offset by premium amortization due to a high level of refinancing activity. Accretion income, net of amortization expense, from acquisitions totaled $11.6 million for 2022, $3.2 million for 2021, and $2.8 million for 2020, adding 19 basis points to the 2022 net interest margin and 7 basis points to each of the 2021 and 2020 net interest margins. Included in net interest income during 2022, 2021 and 2020 was the impact of the PPP loans. Peoples recognized interest income on deferred loan fees/costs of $2.2 million, $13.0 million and $7.5 million during 2022, 2021 and 2020, respectively, along with $0.3 million, $2.3 million and $3.2 million of interest earned on PPP loans during 2022, 2021 and 2020, respectively. The recovery of credit losses for 2022 was $3.5 million, compared to provisions for credit losses of $0.7 million for 2021 and $26.3 million for 2020. Net charge-offs for 2022 were $7.3 million, compared to $4.7 million for 2021 and $1.8 million for 2020. Net charge-offs as a percent of average total loans were 0.16% for 2022, 0.13% for 2021 and 0.05% for 2020. The recovery of credit losses during 2022 compared to the provision for credit losses during 2021 was driven by improvements in economic forecasts, coupled with loan pay-offs and sales during certain periods. The lower provision for credit losses recognized in 2021 when compared to 2020 was the result of improvement in loss drivers and Moody's economic outlook published in December 2021. The provision for credit losses recognized in 2020 was due to the impact the COVID-19 pandemic had on the economic forecasts and qualitative factors used in the CECL model. Total non-interest income for 2022 increased $10.0 million, or 14%, when compared to 2021. The increase was driven by growth of $4.4 million in service charges on deposit accounts and $3.1 million in electronic banking income, primarily attributable to customers added in the Premier Merger. Also contributing to the growth was a $3.0 million increase in lease income due to the Vantage acquisition. Partially offsetting the impact of these 2022 increases when compared to 2021 was a $2.0 million decline in mortgage banking income due to the increased market interest rate environment in 2022 resulting in a lower volume of new loan originations. In 2021, all non-interest income categories were impacted by the Premier Merger, with the exception of mortgage banking income and commercial loan swap fees. Mortgage banking income in 2021 decreased when compared to 2020 due to the volume of refinance activity experienced in 2020 when interest rates declined, which was not repeated in 2021. Swap fee income in 2021 also decreased when compared to 2020 as a result of lower customer demand caused by the sustained lower rate environment in 2021. Total non-interest income for 2020 was largely impacted by a lower level of deposit account service charges, which was driven by the COVID-19 pandemic and the higher balances being maintained by customers throughout 2020. Total non-interest expense was $207.1 million for 2022, an increase of $23.4 million, or 13%, compared to 2021. The growth was driven by increases of (i) $18.1 million in salaries and employee benefit costs, (ii) $4.6 million in net occupancy and equipment expense, (iii) $3.7 million in data processing and software expenses, and (iv) $3.0 million in intangible asset amortization. These 43 increases were primarily due to growth over the last year, driven by mergers and acquisitions. Partially offsetting the impact of these increases on non-interest expense was a decrease in acquisition-related expenses due to the amount of expenses incurred in connection with the Premier Merger in 2021. Total non-interest expense was $183.7 million for 2021, an increase of $50.0 million compared to 2020. The Premier Merger and the acquisition of NSL increased acquisition-related expenses included in other expenses, professional fees, salaries and employee benefit costs, as well as net occupancy and equipment expenses, and amortization of intangible assets. Included in total non-interest expense during 2022 were certain non-core expenses which included acquisition-related expenses of $3.0 million. Non-core expenses for 2021 included acquisition-related expenses of $21.4 million, COVID-19-related expenses of $1.2 million, contract negotiation expenses of $1.2 million and a Peoples Bank Foundation, Inc. contribution of $0.5 million. Non-core expenses for 2020 included COVID-19-related expenses of $1.3 million, severance expenses and pension settlement charges that totaled $1.1 million each, and acquisition-related expenses of $0.5 million. Peoples' efficiency ratio, which is calculated as total non-interest expense less amortization of other intangible assets divided by fully tax-equivalent ("FTE") net interest income, plus total non-interest income, excluding all gains and losses, was 59.6% for 2022, compared to 73.6% for 2021 and 63.9% for 2020. The increase in the efficiency ratio during 2021 was caused by increased non-core expenses discussed above. The efficiency ratio, when adjusted for non-core items, was 58.6% for 2022, 63.5% for 2021 and 61.9% for 2020. Income tax expense totaled $27.3 million for 2022, compared to $9.4 million for 2021 and $7.9 million for 2020. The effective tax rate for 2022 was 21.3%, 16.5% for 2021 and 18.5% for 2020. The increase for 2022 compared to 2021 was driven by higher pre- tax income and a higher effective tax rate primarily due to apportionment in additional states due to recent acquisitions. The variance in income tax expense for 2021 compared to 2020, was the result of higher pre-tax income in 2021 that resulted from the Premier Merger and the NSL acquisition. Income tax expense for 2021 was also impacted by an income tax benefit related to an adjustment from a prior period of $1.1 million. Total assets increased 2% to $7.21 billion at December 31, 2022, compared to $7.06 billion at year-end 2021. The increase was primarily due to increases of $225.6 million in loan and lease balances and $186.1 million in held-to-maturity investment securities. The increase in the period-end total loan and lease balances was primarily driven by $154.9 million of leases acquired from Vantage and increases of (i) $98.9 million in indirect consumer loans, (ii) $36.7 million in construction loans and (iii) $23.1 million in premium finance loans, partially offset by reductions of $126.6 million in other commercial real estate loans and $48.4 million in residential real estate loans. Held-to-maturity investment securities increased due to purchases throughout 2022. The allowance for credit losses decreased to $53.2 million or 1.13% of total loans, net of deferred fees and costs, compared to $64.0 million and 1.43%, respectively, at December 31, 2021. The decline in the allowance balance at December 31, 2022 when compared to at December 31, 2021 was driven by decreases in the allowances for individually analyzed loans, as well as changes in qualitative factors period-over-period and the use of updated prepayment speeds. Those decreases were partially offset by loan growth and deterioration in the economic forecast. Total liabilities were $6.42 billion at December 31, 2022, an increase of $203.5 million since at December 31, 2021. Total deposits decreased $145.6 million, to $5.72 billion at December 31, 2022. The 2022 decline in the total deposit balances from December 31, 2021 was driven by decreases of (i) $113.5 million in retail certificates of deposits, (ii) $52.0 million in total non- interest-bearing deposit accounts and (iii) $34.1 million in money market deposit accounts, partially offset by increases of $31.8 million in savings account deposits and $20.8 million in brokered deposit accounts. Total demand deposits comprised 48% of total deposits at both December 31, 2022 and December 31, 2021. Total stockholders' equity was $785.3 million at December 31, 2022, a decrease of 7% from December 31, 2021 due to (i) an other comprehensive loss of $115.5 million, (ii) dividends paid of $42.4 million and (iii) share repurchases of $7.4 million, partially offset by net income of $101.3 million for the full year of 2022. The other comprehensive loss was the result of changes in the market value of available-for-sale investment securities, which were driven by changes in market interest rates. Peoples continued to exceed the capital required by the Federal Reserve Board to be deemed "well capitalized." Peoples' tier 1 capital ratio was 12.19% at December 31, 2022, versus 12.81% at December 31, 2021, while the total capital ratio was 13.06% at December 31, 2022, versus 14.06% at December 31, 2021. The common equity tier 1 risk-based capital ratio was 11.92% at December 31, 2022 compared to 12.52% at December 31, 2021. Compared to December 31, 2021, the capital ratios decreased due to the Vantage acquisition and other comprehensive losses from unrealized losses on available-for-sale fixed maturities. Peoples' book value and tangible book value per share were $27.76 and $16.23, respectively, at December 31, 2022, compared to $29.86 and $19.58, respectively, at December 31, 2021. Additional information regarding capital requirements can be found in "Note 17 Regulatory Matters." RESULTS OF OPERATIONS Net Interest Income Peoples earns interest income on investments, loans and leases, and incurs interest expense on interest-bearing deposits and borrowed funds. Net interest income, the amount by which interest income exceeds interest expense, remains Peoples' largest source of revenue and was 76% of total revenue during 2022. The amount of net interest income earned by Peoples is affected by various 44 factors, including changes in market interest rates due to the Federal Reserve Board's monetary policy, the level and degree of pricing competition for both loans and deposits in Peoples' markets, and the amount and composition of Peoples' earning assets and interest- bearing liabilities. Peoples monitors net interest income performance and manages its balance sheet composition through regular ALCO meetings. The asset-liability management process employed by the ALCO is intended to mitigate the impact of future interest rate changes on Peoples' net interest income and earnings. However, the frequency and/or magnitude of changes in market interest rates are difficult to predict, and may have a greater impact on net interest income than adjustments management is able to make. As part of the analysis of net interest income, management converts tax-exempt income earned on obligations of states and political subdivisions to the pre-tax equivalent of taxable income using a blended federal and state corporate income tax rate of 23.3% for 2022, 22.3% for 2021, and a statutory federal corporate income tax rate of 21% for 2020. Management believes the resulting FTE net interest income allows for a more meaningful comparison of tax-exempt income and yields to their taxable equivalents. Net interest margin, which is calculated by dividing FTE net interest income by average interest-earning assets, serves as an important measurement of the net revenue stream generated by the volume, mix and pricing of earning assets and interest-bearing liabilities. The following table details the calculation of FTE net interest income for the years ended December 31: (Dollars in thousands) 2022 2021 2020 Net interest income $ 253,442 $ 172,553 $ 138,923 Taxable equivalent adjustments 1,644 1,349 1,054 FTE net interest income $ 255,086 $ 173,902 $ 139,977 45

The following table details Peoples' average balance sheets, with corresponding income/expense and yield/cost, for the years ended December 31:

	2022			2021			2020		
(Dollars in thousands)	**Average Balance**	**Income/ Expense**	**Yield/ Cost**	**Average Balance**	**Income/ Expense**	**Yield/ Cost**	**Average Balance**	**Income/ Expense**	**Yield/ Cost**
Short-term investments	$ 178,781	$ 1,710	0.96 %	$ 219,849	$ 313	0.14 %	$ 103,767	$ 343	0.33 %
Investment securities (a)(b):									
Taxable	1,481,368	29,091	1.96 %	1,042,419	15,219	1.46 %	868,930	14,370	1.65 %
Nontaxable	199,279	5,444	2.73 %	163,095	4,326	2.65 %	101,965	3,146	3.09 %
Total investment securities	1,680,647	34,535	2.05 %	1,205,514	19,545	1.62 %	970,895	17,516	1.80 %
Loans (b)(c):									
Construction	223,197	10,732	4.74 %	131,834	5,130	3.84 %	107,862	4,883	4.45 %
Commercial real estate, other	1,327,064	65,405	4.86 %	1,061,323	42,308	3.93 %	854,749	36,499	4.20 %
Commercial and industrial	875,754	41,358	4.66 %	870,682	37,321	4.23 %	925,060	34,458	3.66 %
Premium finance	150,135	6,789	4.46 %	118,242	5,872	4.90 %	50,687	2,855	5.54 %
Leases	271,349	34,720	12.62 %	74,442	13,572	17.98 %	—	—	— %
Residential real estate (d)	881,136	37,851	4.30 %	700,691	29,686	4.24 %	660,025	31,155	4.72 %
Home equity lines of credit	170,567	8,300	4.87 %	133,340	5,410	4.06 %	127,454	5,799	4.55 %
Consumer, indirect	563,887	23,029	4.08 %	529,994	21,480	4.05 %	453,379	19,364	4.27 %
Consumer, direct	111,148	6,769	6.09 %	88,611	5,501	6.21 %	79,138	5,286	6.68 %
Total loans	4,574,237	234,953	5.09 %	3,709,159	166,280	4.44 %	3,258,354	140,299	4.26 %
Allowance for credit losses	(55,233)			(56,038)			(47,692)		
Net loans	4,519,004	234,953	5.15 %	3,653,121	166,280	4.51 %	3,210,662	140,299	4.33 %
Total earning assets	6,378,432	271,198	4.22 %	5,078,484	186,138	3.64 %	4,285,324	158,158	3.66 %
Goodwill and other intangible assets	322,639			234,667			181,526		
Other assets	393,636			359,443			272,439		
Total assets	**$7,094,707**			**$5,672,594**			**$4,739,289**		
Interest-bearing deposits:									
Savings accounts	$1,069,097	$ 356	0.03 %	$ 772,726	$ 112	0.01 %	$ 571,676	$ 175	0.03 %
Government deposit accounts	701,587	2,172	0.31 %	529,955	2,035	0.38 %	375,305	2,226	0.59 %
Interest-bearing demand accounts	1,165,106	583	0.05 %	848,526	303	0.04 %	658,214	455	0.07 %
Money market accounts	632,364	1,015	0.16 %	575,237	390	0.07 %	549,276	1,416	0.26 %
Retail certificates of deposit	580,660	2,978	0.51 %	497,181	3,952	0.79 %	473,244	6,748	1.43 %
Brokered deposits (e)	88,234	2,067	2.34 %	150,716	3,130	2.08 %	223,940	2,480	1.11 %
Total interest-bearing deposits	4,237,048	9,171	0.22 %	3,374,341	9,922	0.29 %	2,851,655	13,500	0.47 %
Borrowed funds:									
Short-term FHLB advances (f)	83,356	2,386	2.86 %	30,289	475	1.57 %	129,928	2,489	1.92 %
Repurchase agreements and other	113,434	275	0.24 %	70,674	66	0.09 %	46,706	82	0.18 %
Total short-term borrowings	196,790	2,661	1.35 %	100,963	541	0.54 %	176,634	2,571	1.46 %
Long-term FHLB advances	53,102	984	1.85 %	94,050	1,413	1.50 %	107,935	1,740	1.61 %
Long-term notes payable	56,865	2,562	4.51 %	—	—	— %	—	—	— %
Other borrowings	13,718	734	5.27 %	9,364	360	3.79 %	8,757	370	4.23 %
Total long-term borrowings	123,685	4,280	3.46 %	103,414	1,773	1.71 %	116,692	2,110	1.81 %
Total borrowed funds	320,475	6,941	2.15 %	204,377	2,314	1.13 %	293,326	4,681	1.59 %
Total interest-bearing liabilities	4,557,523	16,112	0.35 %	3,578,718	12,236	0.34 %	3,144,981	18,181	0.58 %
Non-interest-bearing deposits	1,637,690			1,347,702			924,799		
Other liabilities	101,510			89,541			94,123		
Total liabilities	6,296,723			5,015,961			4,163,903		
Stockholders' equity	797,984			656,633			575,386		
Total liabilities and stockholders' equity	**$7,094,707**			**$5,672,594**			**$4,739,289**		
Interest rate spread (b)		**$255,086**	3.87 %		**$ 173,902**	3.30 %		**$ 139,977**	3.08 %
Net interest margin (b)			**3.97 %**			**3.40 %**			**3.24 %**

(a) Average balances are based on carrying value.

(b) Interest income and yields are presented on a fully tax-equivalent basis, using a blended federal and state corporate income tax rate of 23.3% for 2022, 22.3% for 2021, and a statutory federal corporate income tax rate of 21% for 2020.

46

(c) Average balances include nonaccrual, impaired loans, and loans held for sale. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(d) Loans held for sale are included in the average loan balances listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

(e) Interest related to interest rate swap transactions is included, as appropriate to the transaction, in interest expense on short-term FHLB advances and interest expense on brokered deposits for the periods presented in which FHLB advances and brokered deposits were being utilized.

Peoples' average balances compared to prior periods have been impacted by recent acquisitions, which included: the acquisition of Vantage on March 7, 2022, which added to average lease and borrowed funds balances, and the Premier Merger on September 17, 2021, which added to average short-term investments, average total investment securities, average total loans and average total deposits. Additionally, Peoples acquired North Star Leasing on April 1, 2021 and an insurance premium finance division on July 1, 2020. Peoples has begun to reduce cash balances after previously maintaining high cash balances in recent prior periods due to an influx of deposits, coupled with PPP proceeds.

The following table provides an analysis of the changes in FTE net interest income:

(Dollars in thousands)	Changes from 2021 to 2022			Changes from 2020 to 2021		
Increase (decrease) in:	**Rate**	**Volume**	**Total [(a)]**	**Rate**	**Volume**	**Total [(a)]**
INTEREST INCOME:						
Short-term investments	$ 1,461	$ (64)	$ 1,397	$ (258)	$ 228	$ (30)
Investment securities (b):						
Taxable	6,436	7,436	13,872	(4,274)	5,123	849
Nontaxable	186	932	1,118	(1,431)	2,611	1,180
Total investment income	6,622	8,368	14,990	(5,705)	7,734	2,029
Loans (b):						
Construction	1,421	4,181	5,602	(723)	970	247
Commercial real estate, other	11,216	11,881	23,097	(2,414)	8,223	5,809
Commercial and industrial	3,818	219	4,037	4,955	(2,092)	2,863
Premium finance	(550)	1,467	917	(358)	3,375	3,017
Leases	(5,031)	26,179	21,148	—	13,572	13,572
Residential real estate	419	7,746	8,165	(3,315)	1,846	(1,469)
Home equity lines of credit	1,204	1,686	2,890	(648)	259	(389)
Consumer, indirect	166	1,383	1,549	(1,028)	3,144	2,116
Consumer, direct	(137)	1,405	1,268	(391)	606	215
Total loan income	12,526	56,147	68,673	(3,922)	29,903	25,981
Total interest income	**20,609**	**64,451**	**85,060**	**(9,885)**	**37,865**	**27,980**
INTEREST EXPENSE:						
Deposits:						
Savings accounts	187	57	244	(112)	49	(63)
Government deposit accounts	(442)	579	137	(934)	743	(191)
Interest-bearing demand accounts	145	135	280	(260)	108	(152)
Money market accounts	582	43	625	(1,090)	64	(1,026)
Retail certificates of deposit	(1,562)	588	(974)	(3,122)	326	(2,796)
Brokered deposit	362	(1,425)	(1,063)	1,654	(1,004)	650
Total deposit cost	(728)	(23)	(751)	(3,864)	286	(3,578)
Borrowed funds:						
Short-term borrowings	761	1,359	2,120	(433)	(1,597)	(2,030)
Long-term borrowings	373	2,134	2,507	(177)	(160)	(337)
Total borrowed funds cost	1,134	3,493	4,627	(610)	(1,757)	(2,367)
Total interest expense	**406**	**3,470**	**3,876**	**(4,474)**	**(1,471)**	**(5,945)**
Net interest income	**$ 20,203**	**$ 60,981**	**$ 81,184**	**$ (5,411)**	**$ 39,336**	**$ 33,925**

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(a) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the dollar amounts of the changes in each.
(b) Interest income and yields are presented on a fully tax-equivalent basis, using a blended federal and state corporate income tax rate of 23.3% for 2022, 22.3% for 2021, and a statutory federal corporate income tax rate of 21% for 2020.

Net interest income increased $80.9 million, or 47%, for 2022 when compared to 2021, and net interest margin increased 57 basis points to 3.97%. The increase in net interest income was driven by (i) the Premier Merger and the Vantage acquisition, (ii) core growth and (iii) increases in market interest rates. Accretion income, net of amortization expense, from acquisitions was $11.6 million for 2022, which added 19 basis points to net interest margin for 2022. Accretion income for 2022 was a result of the Premier Merger and the acquisitions of Vantage and NSL.

During 2021, net interest income grew 24% when compared to 2020. The increase was primarily driven by the Premier Merger and the acquisition of NSL, coupled with growth in Peoples' core business. Net interest margin improved 16 basis points compared to 2020, as loan yields improved and offset declining investment yields, while controlled funding costs benefited net interest margin. Peoples recorded $15.3 million in PPP income during 2021, which was mostly due to the forgiveness of loans, resulting in accretion of net deferred loan fees and costs, and positively impacted net interest margin by 16 basis points. Accretion income, net of amortization expense, from acquisitions, added $3.2 million to net interest income and 7 basis points to net interest margin.

Additional interest income in 2022 from prepayment fees and interest recovered on nonaccrual loans was $647,000, compared to $825,000 in 2021 and $738,000 in 2020.

Detailed information regarding changes in the Consolidated Balance Sheets can be found under appropriate captions of the "FINANCIAL CONDITION" section of this discussion. Additional information regarding Peoples' interest rate risk and the potential impact of interest rate changes on Peoples' results of operations and financial condition can be found later in this discussion under the caption "Interest Rate Sensitivity and Liquidity."

Provision for Credit Losses

On January 1, 2020, Peoples adopted the provisions of ASU 2016-13 "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", commonly referred to as the CECL model. The following table details Peoples' provision for credit losses recognized for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
(Recovery of) Provision for other credit losses	$ (4,560)	$ 339	$ 25,798
Provision for checking account overdrafts	1,050	392	456
(Recovery of) Provision for credit losses	**$ (3,510)**	**$ 731**	**$ 26,254**
As a percent of average total loans	(0.08)%	0.02 %	0.81 %

The provision for credit losses represents the amount needed to maintain the appropriate level of the allowance for credit losses based on management's formal quarterly analysis of the loan portfolio and procedural methodology that estimates the amount of probable credit losses. The CECL methodology utilized by Peoples relies on economic forecasts, as well as other key assumptions including prepayments, probability of default and loss given default.

For 2022, the recovery of credit losses compared to a provision for credit losses for 2021 was driven by improvements in economic forecasts, coupled with loan pay-offs during certain periods of 2022.

During 2021, Peoples recorded a lower provision for credit losses compared to a sizable provision for credit losses during 2020. 2020 was impacted by the COVID-19 pandemic, which drove a higher provision for credit losses. During 2021, economic factors and loss drivers improved and resulted in a reduction in the allowance for credit losses, resulting in a lower provision for credit losses. The improvement in economic factors and loss drivers for 2021 were partially offset by the provision for credit losses required to establish the allowance for credit losses for acquired non-PCD loans and leases during 2021.

During 2020, the COVID-19 pandemic caused the economic outlook and assumptions used in the CECL model to be unfavorable, and as a result, caused the need for additional provision for credit losses to be recorded resulting in a higher allowance for credit losses at the end of the year.

Additional information regarding changes in the allowance for credit losses and loan credit quality can be found later in this discussion under the caption "Allowance for Credit Losses."

Net (Losses) Gains Included in Total Non-Interest Income

Net (losses) gains include gains and losses on investment securities, asset disposals and other transactions, which are recognized in total non-interest income.

The following table details the net (losses) gains for the years ended December 31 recognized by Peoples:

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(Dollars in thousands)	2022	2021	2020
Net loss on investment securities	$ (61)	$ (862)	$ (368)
Net (loss) gain on asset disposals and other transactions:			
Net loss on other assets	$ (326)	$ (460)	$ (367)
Net (loss) gain on OREO	(139)	56	(120)
Net (loss) gain on other transactions	(151)	897	197
Net (loss) gain on asset disposals and other transactions	**$ (616)**	**$ 493**	**$ (290)**

For 2022, Peoples' net loss on asset disposals and other transactions was primarily due to net losses on other assets, which was mainly due to net losses on repossessed assets.

During 2021, net gains on other transactions were driven by the sale of $59.8 million of predominantly PCD loans acquired in the Premier Merger ($52.9 million of which were criticized or classified) primarily in the hospitality industry. Peoples recognized a gain of $897,000 related to the discount recorded on those loans when they were acquired from Premier.

The net loss on other assets during 2020 was primarily due to the loss of $145,000 on the sale of a closed branch from the ASB Financial Corporation ("ASB") acquisition, and market value write-down of $108,000 related to closed offices that were held for sale. The net gain on other transactions during 2020 was due to receiving $197,000 in funds from a limited partnership investment.

Total Non-Interest Income Excluding Net Gains and Losses

Peoples generates total non-interest income excluding net gains and losses from four primary sources: electronic banking income ("e-banking"); trust and investment income; insurance income; and deposit account service charges. Peoples continues to focus on revenue growth from non-interest income sources in order to maintain a diversified revenue stream through greater reliance on total non-interest income excluding net gains and losses. Total non-interest income excluding net gains and losses accounted for 23.9% of Peoples' total revenues (defined as net interest income plus total non-interest income excluding net gains and losses) in 2022, compared to 28.6% in 2021 and 31.7% in 2020.

The decline in Peoples' total non-interest income excluding net gains and losses, as a percent of total revenue during 2022 compared to 2021, was largely due to having a full year of the customers gained from the Premier Merger as well as the Vantage acquisition, which caused improved net interest income, resulting in a smaller portion of total revenue being provided by other revenue sources.

E-banking income comprised the largest portion of Peoples' total non-interest income excluding net gains and losses, for 2022. The following table shows Peoples' e-banking income for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
E-banking income	$ 21,094	$ 18,010	$ 14,246

Peoples' e-banking services include ATM and debit cards, direct deposit services, Internet and mobile banking, and remote deposit capture, and serve as alternative delivery channels to traditional sales offices for providing services to clients. Revenue is derived largely from ATM and debit cards, as other services are mainly provided at no charge to the customers. The amount of e-banking income is largely dependent on the timing and volume of customer activity. For 2022 compared to 2021, e-banking income grew 17%, primarily from a full year's impact of the acquired Premier accounts in addition to increased customer activity. During 2021, e-banking income increased 26% when compared to 2020 and was driven by the combination of the addition of the Premier acquired accounts, along with increased usage of debit cards. In 2022, Peoples' customers used their debit cards to complete $1.7 billion of transactions, versus $1.4 billion in 2021 and $1.0 billion in 2020.

Peoples' fiduciary and brokerage revenues continue to be based primarily upon the value of assets under administration and management. The following table details Peoples' trust and investment income for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
Fiduciary	$ 7,508	$ 7,930	$ 6,906
Brokerage	6,343	5,966	4,560
Employee benefit plan fees	2,540	2,560	2,196
Trust and investment income	**$ 16,391**	**$ 16,456**	**$ 13,662**

For 2022, trust and investment income was relatively flat compared to 2021, as the increase in brokerage income was offset by the decrease in fiduciary income. For 2021, trust and investment income grew 20% when compared to 2020, as Peoples added new

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accounts and the underlying market values of assets under administration and management grew. Peoples also increased its employee benefit plans business during 2021 when compared to 2020.

The following table details Peoples' assets under administration and management at December 31:

(Dollars in thousands)	2022	2021	2020
Trust	$ 1,764,639	$ 2,009,871	$ 1,885,324
Brokerage	1,211,868	1,183,927	1,009,521
Total	**$ 2,976,507**	**$ 3,193,798**	**$ 2,894,845**
Annual average	$ 2,965,985	$ 3,053,807	$ 2,510,596

The decline in total assets under administration and management at December 31, 2022, compared to December 31, 2021, was driven by a decrease in market values throughout 2022 due to the recent economic downturn. During 2021, Peoples grew assets under administration and management by over 10% when compared to 2020, which was partially due to new accounts as well as improved market values, resulting in increased fiduciary and brokerage income. Peoples has had success in recent years in increasing client accounts within its fiduciary and brokerage business.

The following table details Peoples' insurance income for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
Property and casualty insurance commissions	$ 11,986	$ 11,192	$ 10,240
Performance-based commissions	1,424	2,044	1,457
Life and health insurance commissions	1,975	1,627	1,897
Other fees and charges	342	389	448
Insurance income	**$ 15,727**	**$ 15,252**	**$ 14,042**

Insurance income for 2022 was relatively flat when compared to 2021, as the increases in property and casualty insurance commissions and life and health insurance commissions were substantially offset by the decrease in performance-based commissions. Insurance income grew 9% for 2021, compared to 2020. This increase was driven by higher property and casualty insurance commissions, as Peoples added new accounts, and higher performance-based commissions.

Deposit account service charges are based on the costs associated with services provided by Peoples. The following table details deposit account service charges for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
Overdraft and non-sufficient funds fees	$ 8,324	$ 5,528	$ 5,073
Account maintenance fees	5,323	3,808	3,573
Other fees and charges	936	807	772
Deposit account service charges	**$ 14,583**	**$ 10,143**	**$ 9,418**

The amount of deposit account service charges, particularly fees for overdrafts and non-sufficient funds, is largely dependent on the timing and volume of customer activity. Management periodically evaluates these fees to ensure they are reasonable based on operational costs and similar to fees charged in Peoples' markets by competitors. Deposit account service charges in 2022 increased compared to 2021 due to increased customer activity compared to the very low levels of early 2021, which had been impacted by fiscal stimulus payments and PPP loan proceeds provided to customers, along with changed customer spending habits due to the COVID-19 pandemic. Also contributing to the increases in 2022 when compared to 2021 were the additional customers associated with the Premier Merger, as 2022 had a full year of the benefit from the additional Premier accounts, whereas 2021 only had three and a half months of the benefit. Deposit account service charges were positively impacted during 2021 by the Premier Merger and associated additional accounts, while growth was also experienced within fees on existing accounts, which had previously declined since the beginning of the COVID-19 pandemic. During 2020, deposit account service charges were down as customer habits changed as a result of the COVID-19 pandemic, with customers maintaining higher balances, coupled with fiscal stimulus funds provided by the government to individuals and proceeds from PPP loans to businesses.

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The following table details the other items included within Peoples' total non-interest income for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
Lease income	$ 4,267	$ 1,293	$ —
Bank owned life insurance income	2,624	1,767	1,977
Mortgage banking income	1,397	3,439	6,499
Other non-interest income	$ 3,430	$ 2,894	$ 4,486

Lease income is primarily comprised of (i) gains on the early termination of leases, (ii) fees received for referrals and (iii) gains and losses recognized on the sales of residual assets. The 2022 increase in lease income when compared to 2021 was due to the Vantage acquisition. In 2021, Peoples acquired NSL which brought in the lease portfolio to begin recognizing lease income.

Bank owned life insurance income ("BOLI") for 2022, increased when compared to 2021 due to a $248,000 death benefit related to the cash surrender value of the underlying policy in the third quarter of 2022 and $30.0 million of additional investments in policies. BOLI income declined 11% during 2021, compared to 2020, and was mostly due to the 2020 recognition of a $109,000 tax-free death benefit that exceeded the cash surrender value of the insurance policies. Peoples purchased no additional BOLI policies during 2021 and 2020.

Mortgage banking income is comprised mostly of net gains from the origination and sale of long-term, fixed-rate real estate loans in the secondary market, as well as servicing income for sold loans. As a result, the amount of income recognized by Peoples is largely dependent on customer demand and long-term interest rates for residential real estate loans offered in the secondary market. Mortgage banking income declined for 2022 when compared to 2021 due to the increased market interest rate environment and a lower volume of new loan originations. During 2021, mortgage banking income declined by 47% when compared to 2020 and was driven by lower customer demand due to the low rate environment that had been in place since the beginning of 2020. In 2022, Peoples sold approximately $18.5 million of loans to the secondary market with servicing retained and sold approximately $31.1 million in loans with servicing released, compared to approximately $57.6 million and $37.4 million, respectively, in 2021. Peoples sold $111.9 million of loans to the secondary market with servicing retained and $150.9 million of loans with servicing released during 2020. The volume of sales has a direct impact on the amount of mortgage banking income.

For 2022, other non-interest income increased when compared to 2021 due primarily to increased other operating income. Other non-interest income declined during 2021, primarily due to a decline in the fair value of equity securities. Other non-interest income during 2020 included additional income related to gains recorded on the sale of restricted Class B Visa stock of $680,000. There were no similar gains recorded during 2022 and 2021.

Total Non-Interest Expense

Salaries and employee benefit costs remain Peoples' largest non-interest expense, accounting for over half of total non-interest expense. The following table details Peoples' salaries and employee benefit costs for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
Base salaries and wages	$ 74,593	$ 60,622	$ 52,016
Sales-based and incentive compensation	18,732	16,668	12,200
Employee benefit costs	13,654	11,091	8,510
Employee stock-based compensation	3,819	3,515	3,607
Deferred personnel costs	(4,975)	(3,695)	(4,342)
Payroll taxes and other employment costs	6,867	6,411	4,370
Salaries and employee benefit costs	**$ 112,690**	**$ 94,612**	**$ 76,361**
Full-time equivalent employees:			
Actual at end of the period	1,267	1,188	894
Average during the period	1,245	1,003	894

Base salaries and wages increased compared to 2021, driven by the additional salaries associated with the acquisition of Vantage, and the Premier Merger. Base salaries and wages increased in 2021 compared to 2020, and were impacted by the Premier Merger and the acquisition of North Star Leasing. During 2021, Peoples incurred $3.8 million of one-time expenses associated with acquisitions; whereas, Peoples incurred $1.1 million in severance expenses in 2020, due primarily to a management restructuring that occurred in the latter half of 2020. Base salaries and wages were impacted by merit increases, as well as continued movement towards a $15 per hour minimum wage throughout Peoples' organization. The $15 per hour minimum was phased in and fully implemented by January of 2023.

The increase in sales-based and incentive compensation for 2022 compared to 2021 was primarily due to sales incentives earned by Vantage employees. Sales-based and incentive compensation increased in 2021 compared to 2020, largely due to higher incentive

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compensation related to the overall company performance measures combined with trust and investment income growth. Peoples' sales-based and incentive compensation plans are designed to grow core earnings while managing risk, and do not encourage unnecessary and excessive risk-taking that could threaten the value of Peoples. The sales-based and incentive compensation plans reward employees for appropriate behaviors and include provisions addressing inappropriate practices with respect to Peoples and its customers, including clawbacks for executives.

The increase in employee benefits for 2022 compared to 2021 was due to higher medical costs with the addition of the Premier and Vantage employees. Employee benefit costs in 2021 increased $2.6 million compared to 2020, and were impacted by the Premier Merger and North Star Leasing acquisition, creating an increase in the number of participants in the insurance plan.

Employee stock-based compensation is generally recognized over the vesting period, which generally ranges from immediate vesting to vesting at the end of three years, and an adjustment is made at the vesting date to reverse expense for non-vested awards. The majority of Peoples' stock-based compensation is attributable to annual equity-based incentive awards to employees, which are awarded in the first quarter and based upon Peoples achieving certain performance goals during the prior year. During the years presented in the table above, Peoples granted restricted common shares to officers and key employees with performance-based vesting periods and time-based vesting periods, generally with a three-year cliff vesting. Employee stock-based compensation for 2022 increased when compared to 2021 due to employees added in the acquisition of Vantage and the Premier Merger. Employee stock-based compensation was relatively flat for 2021 compared to 2020.

Deferred personnel costs represent the portion of current period salaries and employee benefit costs considered to be direct loan origination costs. These costs are capitalized and recognized over the life of the loan as a yield adjustment in interest income. As a result, the amount of deferred personnel costs for each period corresponds directly with the volume of loan originations, coupled with the average deferred costs per loan that are updated annually at the beginning of each year. Higher deferred personnel costs in 2022 compared to 2021 was primarily due to an increase in loan origination volume. Deferred personnel costs decreased in 2021 compared to 2020. Materially impacting the comparison was the recognition of $921,000 in deferred personnel costs during 2020 related to the origination of PPP loans. Additional information regarding Peoples' loan activity can be found later in this discussion under the caption "Loans" within "FINANCIAL CONDITION."

For 2022, payroll taxes and other employment costs increased compared to 2021, primarily due to recent mergers and acquisitions. Payroll taxes and other employee costs increased during 2021 as a result of the higher base salaries, sales-based and incentive compensation, and employee benefits. During 2020, $454,000 in dividends were received by Peoples from Ohio Bureau of Workers' Compensation in an effort to ease the impact of COVID-19 on the state's business community and workforce.

Peoples’ net occupancy and equipment expense for the years ended December 31 was comprised of the following:

(Dollars in thousands)	2022	2021	2020
Depreciation expense	$ 7,015	$ 6,143	$ 5,955
Repairs and maintenance costs	5,323	3,972	2,988
Net rent expense	2,974	1,723	1,293
Property taxes, utilities and other costs	4,204	3,080	2,572
Net occupancy and equipment expense	**$ 19,516**	**$ 14,918**	**$ 12,808**

For 2022, net occupancy and equipment expense increased when compared to 2021 due to the additional locations and equipment from recent mergers and acquisitions. Net occupancy and equipment expense grew during 2021 when compared to 2020, driven by the recent acquisitions and ongoing costs related to the larger footprint.

The following table details the other items included within Peoples' total non-interest expense for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
Data processing and software expense	$ 14,241	$ 10,542	$ 7,441
Professional fees	12,094	15,783	6,912
E-banking expense	9,231	8,885	7,777
Amortization of other intangible assets	7,763	4,775	3,223
Marketing expense	3,728	3,658	2,101
FDIC insurance expense	3,702	1,976	1,302
Franchise tax expense	3,487	3,357	3,506
Other loan expenses	2,735	2,001	1,584
Communication expense	2,484	1,657	1,134
Other non-interest expense	$ 15,476	$ 21,573	$ 9,546

Data processing and software expense includes software support, maintenance and depreciation expense. Data processing and software expense for 2022 increased relative to 2021, driven by software upgrades and implementation of new systems, coupled with the increased size of Peoples' organization. During 2021, data processing and software expense grew when compared to 2020 due to systems and software upgrades, annual contractual increases and overall growth, which included: the implementation of enhanced

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functionalities for Peoples' core banking system, including making certain mobile banking tools available to customers; software upgrades; and additional network capacity and security features in the latter part of 2020 and first quarter of 2021. The higher expense during 2021 when compared to 2020 also reflected increases related to the Premier Merger. Professional fees decreased for 2022 when compared 2021, primarily driven by acquisition-related expenses related to the Premier Merger which had been realized in 2021. Professional fees during 2021 increased considerably when compared to 2020 due to acquisition-related expenses associated with the Premier Merger and the NSL acquisition during 2021. Peoples' e-banking expense is comprised of costs associated with debit and ATM cards, as well as Internet and mobile banking costs. E-banking expense increased for 2022 when compared to 2021 due to growth, both core and through mergers and acquisitions. E-banking expense increased during 2021 when compared to 2020, as customer usage increased, coupled with the additional accounts acquired in the Premier Merger. Amortization of other intangible assets increased for 2022 when compared to 2021 due to the increased intangible assets recognized as a result of the recent mergers and acquisitions. During 2021, amortization of other intangible assets increased when compared to 2020 as a result of the recent Premier Merger, the North Star Leasing acquisition and the full-year impact of Premium Finance. Marketing expense, which includes advertising, donations, marketing campaigns, and other public relations costs, for 2022 was relatively flat when compared to 2021. Marketing expense was higher for 2021, compared to 2020, which increase was mostly due to additional advertising campaigns relating to the addition of the Premier locations. Additionally, Peoples' donations increased during 2021, which included a $500,000 special contribution to the Peoples Bank Foundation, Inc., and donations to each of Marietta College and the Ohio Valley Museum of Discovery. FDIC insurance premiums for 2022 increased when compared to 2021 due to organic and acquisitive growth. FDIC insurance expense increased during 2021, compared to 2020, which increase was partially due to credits used by Peoples during the first two quarters of 2020 to offset its FDIC insurance premium, coupled with a lower leverage ratio during early 2020, which negatively impacted insurance expense for 2021. The FDIC quarterly assessment rate is applied to average total assets less average tangible equity, and is based on the leverage ratio, net income before taxes, nonperforming loans as a percent of total assets, OREO, loan mix and asset growth. Additional information regarding Peoples' FDIC insurance assessments may be found in "ITEM 1 BUSINESS" of this Form 10-K in the section captioned "Supervision and Regulation." Peoples is subject to state franchise taxes, which are based largely on Peoples' equity at year-end, in the states where Peoples has a physical presence. The 2022 increase versus 2021 was driven by recent growth through acquisitions and organic means. Franchise tax expense declined slightly for 2021, and was driven by a change in the calculation for Kentucky, which became an income-based instead of an equity-based calculation, and reduced the related tax expense for 2021, compared to 2020. Franchise tax expense also includes the Ohio Financial Institution Tax ("FIT"), which is a business privilege tax that is imposed on financial institutions organized for profit and doing business in Ohio. The Ohio FIT is based on the total equity capital in proportion to the taxpayer's gross receipts in Ohio. Other loan expenses during 2022 increased when compared to 2021 primarily due to higher indirect lending volume and increased collection expense driven by the Premier Merger. During 2021, other loan expenses increased mostly due to the higher volume of indirect consumer loan originations during 2020 and related recognition of deferred costs, which lowered expense during 2020, and was not duplicated during 2021. Communications expense increased during 2022 when compared to 2021 and increased during 2021 when compared to 2020, in each case due to upgraded networking to certain branches (including new branches acquired in acquisitions and mergers) and increased costs compared to the prior period among certain vendors that provide communication services. Other non-interest expense for 2022 decreased when compared to 2021 primarily due to less acquisition-related expenses. Other non-interest expense increased considerably during 2021 when compared to 2020, which increase was primarily related to acquisition- related expenses recognized. Income Tax Expense A key driver for the amount of income tax expense or benefit recognized by Peoples each year is the amount of pre-tax income. In addition to the expense recognized, Peoples receives tax benefits from tax-exempt investments and loans, BOLI income, common share awards that settled or vested during the year, and investments in tax credit funds, which reduce Peoples' effective tax rate. A reconciliation of Peoples' recorded income tax expense/benefit and effective tax rate to the statutory tax rate can be found in "Note 13 Income Taxes." For the full year of 2022, income tax expense totaled $27.3 million, compared to $9.4 million in 2021, and $7.9 million in 2020, and the effective tax rate for 2022 was 21.3%, compared to 16.5% for 2021, and 18.5% for 2020. The 2022 increase in income tax expense when compared to 2021 was driven by higher pre-tax income and a higher effective tax rate primarily due to apportionment in additional states due to recent acquisitions. Income tax expense increased during 2021 when compared to 2020, which was due to higher pre-tax income, benefiting from the recent merger and acquisitions and reduced provision for credit losses. Income tax expense 53 for 2021 was impacted by an income tax benefit related to an adjustment from the prior period of $1.1 million. During 2020, income tax expense and the effective tax rate were positively impacted by tax-exempt interest income, non-taxable BOLI income and the full-year impact of the investment in Peoples Risk Management, Inc., which reduced income tax expense by $412,000. Income tax expense for 2020 was also impacted by additional income tax expense related to an adjustment from the prior year of $863,000.

Peoples also recorded a tax benefit of $5,000 in 2022, a tax expense of $74,000 in 2021, and a tax benefit of $5,000 in 2020 related to common share awards that settled or vested during the year, with the substantial majority recorded in the first quarter of each year.

Pre-Provision Net Revenue (non-US GAAP)

Pre-provision net revenue ("PPNR") has become a key financial measure used by state and federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR is defined as net interest income plus total non-interest income, excluding all gains and losses, minus total non-interest expense. PPNR excludes income tax expense. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital. This ratio represents a non-US GAAP financial measure since it excludes the provision for credit losses and all gains and losses included in earnings.

The following table provides a reconciliation of this non-US GAAP financial measure to the amounts of income before income taxes reported in Peoples' Consolidated Financial Statements for the periods presented:

(Dollars in thousands)	2022	2021	2020
Pre-Provision Net Revenue:			
Income before income taxes	$ 128,641	$ 56,970	$ 42,646
Add: provision for credit losses	—	731	26,254
Add: net loss on OREO	138	—	120
Add: net loss on investment securities	61	862	368
Add: net loss on other assets	326	252	170
Add: net loss on other transactions	151	—	—
Less: recovery of credit losses	3,510	—	—
Less: net gain on OREO	—	56	—
Less: net gain on other transactions	—	897	—
Pre-provision net revenue	**$ 125,807**	**$ 57,862**	**$ 69,558**
Total average assets	$7,094,707	$5,672,594	$4,739,289
Pre-provision net revenue to total average assets	1.77 %	1.02 %	1.47 %
Weighted-average common shares outstanding - diluted	27,999,602	21,959,883	19,843,806
Pre-provision net revenue per common share - diluted	$ 4.48	$ 2.63	$ 3.49

PPNR grew in 2022 when compared to 2021 mostly due to (i) the impact of the Premier Merger and the Vantage and NSL acquisitions in improving net interest income, (ii) the recent increases in market interest rates, (iii) higher non-interest income, and (iv) lower acquisition-related expenses. During 2021, PPNR declined when compared to 2020, and was heavily impacted by $21.4 million in acquisition-related expenses, which more than offset the positive impact of higher total revenue compared to 2020.

Core Non-Interest Expense (non-US GAAP)

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is a non-US GAAP financial measure since it excludes the impact of all COVID-19-related expenses, severance expenses, pension settlement charges, acquisition-related expenses, a Peoples Bank Foundation, Inc. contribution, and contract negotiation expenses.

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The following tables provide reconciliations of this non-US GAAP financial measure to the amount of total non-interest expense reported in Peoples' Consolidated Financial Statements for the years presented: (Dollars in thousands) 2022 2021 2020 Core non-interest expense: Total non-interest expense $ 207,147 $ 183,737 $ 133,695 Less: COVID-19-related expenses 134 1,248 1,332 Less: severance expenses — 79 1,055 Less: pension settlement charges 185 143 1,054 Less: acquisition-related expenses 3,016 21,423 489 Less: Peoples Bank Foundation, Inc. contribution — 500 — Less: contract negotiation expenses — 1,248 — Core non-interest expense $ 203,812 $ 159,096 $ 129,765 The 2022 increase in core non-interest expense when compared to 2021 was due to an increase in total non-interest expenses as noted in the above section captioned "Total Non-Interest Expense." The increase in core non-interest expense for 2021, compared to 2020, was driven by higher ongoing costs associated with recent mergers and acquisitions. This includes the impact of the Premier Merger since September 17, 2021, the North Star Leasing acquisition since April 1, 2021, and the impact of the Premium Finance acquisition since July 1, 2020. Efficiency Ratio (non-US GAAP) The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of FTE net interest income plus total non-interest income excluding net gains and losses. This financial measure is non-US GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses FTE net interest income. The following table provides a reconciliation of this non-US GAAP financial measure to the amount of total non-interest income and total non-interest expense reported in Peoples' Consolidated Financial Statements for the years presented: 55

(Dollars in thousands)	2022	2021	2020
Efficiency ratio:			
Total non-interest expense	$ 207,147	$ 183,737	$ 133,695
Less: amortization of other intangible assets	7,763	4,775	3,223
Adjusted total non-interest expense	199,384	178,962	130,472
Total non-interest income	78,836	68,885	63,672
Less: net loss on investment securities	(61)	(862)	(368)
Less: net (loss) gain on asset disposals and other transactions	(616)	493	(290)
Total non-interest income excluding net gains and losses	79,513	69,254	64,330
Net interest income	253,442	172,553	138,923
Add: fully-tax-equivalent adjustment (a)	1,644	1,349	1,054
Net interest income on a fully-tax equivalent basis	255,086	173,902	139,977
Adjusted revenue	$ 334,599	$ 243,156	$ 204,307
Efficiency ratio	**59.59 %**	**73.60 %**	**63.86 %**
Efficiency ratio adjusted for non-core items:			
Core non-interest expense	$ 203,812	$ 159,096	$ 129,765
Less: amortization of other intangible assets	7,763	4,775	3,223
Adjusted core non-interest expense	196,049	154,321	126,542
Core non-interest income excluding net gains and losses	79,513	69,254	64,330
Net interest income on a fully-tax-equivalent basis	255,086	173,902	139,977
Adjusted core revenue	$ 334,599	$ 243,156	$ 204,307
Efficiency ratio adjusted for non-core items	**58.59 %**	**63.47 %**	**61.94 %**

(a) Based on 21% statutory federal corporate income tax rate.

The efficiency ratio and the efficiency ratio adjusted for non-core items for 2022 improved, when compared to 2021, due to higher net interest income driven by increases in market interest rates. Additionally, the efficiency ratio and adjusted efficiency ratio for 2022 both improved when compared to 2021 due to improvements in net interest income from the recent acquisitions, coupled with higher non-interest income, outpacing increases in total non-interest expense. The efficiency ratio increased during 2021 when compared to 2020, and was largely due to the acquisition-related expenses. The efficiency ratio, when adjusted for non-core items, increased for 2021 compared to 2020, which was driven by the higher non-interest expense, coupled with the continued low interest rate environment and related impact to net interest income.

Managing expenses has been a major focus over recent years; however, during this time Peoples has continued to make meaningful investments in its infrastructure and systems. Peoples was positively impacted in 2022 by the rising market interest rate environment and the related increase to net interest income; whereas, 2021 and 2020 net interest incomes were negatively impacted by the lower market interest rate environment.

Return on Average Assets Adjusted for Non-Core Items (non-US GAAP)

In addition to return on average assets, management uses return on average assets adjusted for non-core items to monitor performance. The return on average assets ratio adjusted for non-core items represents a non-US GAAP financial measure since it excludes the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, Peoples Bank Foundation, Inc. contributions and contract negotiation non-recurring expenses included in net income.

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The following table provides a reconciliation of this non-US GAAP financial measure to the amount of net income reported in Peoples' Consolidated Financial Statements for the years presented: (Dollars in thousands) 2022 2021 2020 Net income adjusted for non-core items: Net income $ 101,292 $ 47,555 $ 34,767 Add: net loss on investment securities 61 862 368 Less: tax effect of net loss on investment securities (a) 13 181 77 Add: net loss on asset disposals and other transactions 616 — 290 Less: tax effect of net loss on asset disposals and other transactions (a) 129 — 61 Less: net gain on asset disposals and other transactions (a) — 493 — Add: tax effect of net gain on asset disposals and other transactions (a) — 104 — Add: acquisition-related expenses 3,016 21,423 1,459 Less: tax effect of acquisition-related expenses (a) 633 4,499 306 Add: severance expenses — 79 1,055 Less: tax effect of severance expenses (a) — 17 222 Add: pension settlement charges 185 143 1,054 Less: tax effect of pension settlement charges (a) 39 30 221 Add: COVID-19-related expenses 134 1,248 1,332 Less: tax effect of COVID-19-related expenses (a) 28 262 280 Add: Peoples Bank Foundation, Inc. contribution — 500 — Less: tax effect of Peoples Bank Foundation, Inc. contribution — 105 — Add: contract negotiation expenses — 1,248 — Less: tax effect of contract negotiation expenses — 262 — Net income adjusted for non-core items (after tax) $ 104,462 $ 67,313 $ 39,158 Return on average assets: Net income $ 101,292 $ 47,555 $ 34,767 Total average assets 7,094,707 5,672,594 4,739,289 Return on average assets 1.43% 0.84% 0.73 % Return on average assets adjusted for non-core items: Net income adjusted for non-core items $ 104,462 $ 67,313 $ 39,158 Total average assets 7,094,707 5,672,594 4,739,289 Return on average assets adjusted for non-core items 1.47% 1.19% 0.83% (a) Based on a 21% statutory federal corporate income tax rate. The increase in the return on average assets for 2022 compared to 2021 was attributable to higher net interest income and non- interest income, which were driven by the recent acquisitions and mergers and increases in market interest rates. The 2021 return on average assets and return on average assets adjusted for non-core items, both increased compared to 2020, as Peoples recorded a lower provision for credit losses during 2021 compared to 2020, while net income improved due to recent acquisitions and mergers and core growth. 57

Return on Average Tangible Equity (non-US GAAP)

The return on average tangible equity ratio is a key financial measure used to monitor performance. The return on tangible equity is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by tangible equity. This measure is non-US GAAP since it excludes amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

(Dollars in thousands)	2022	2021	2020
Net income excluding amortization of other intangible assets:			
Net income	$ 101,292	$ 47,555	$ 34,767
Add: amortization of other intangible assets	7,763	4,775	3,223
Less: tax effect of amortization of other intangible assets (a)	1,630	1,003	677
Net income excluding amortization of other intangible assets	107,425	51,327	37,313
Average tangible equity:			
Total average stockholders' equity	$ 797,984	$ 656,633	$ 575,386
Less: average goodwill and other intangible assets	322,639	234,667	181,526
Average tangible equity	$ 475,345	$ 421,966	$ 393,860
Return on average stockholders' equity ratio:			
Net income	$ 101,292	$ 47,555	$ 34,767
Average stockholders' equity	$ 797,984	$ 656,633	$ 575,386
Return on average stockholders' equity	12.69 %	7.24 %	6.04 %
Return on average tangible equity ratio:			
Net income excluding amortization of other intangible assets	$ 107,425	$ 51,327	$ 37,313
Average tangible equity	$ 475,345	$ 421,966	$ 393,860
Return on average tangible equity	22.60 %	12.16 %	9.47 %

(a) Based on a 21% statutory federal corporate income tax rate.

The return on total average stockholders' equity and average tangible equity ratios were higher in 2022 relative to 2021, due to higher total net interest income driven by the recent increases in market interest rates and loans and leases added in the Premier Merger and the acquisitions of Vantage and NSL, coupled with higher non-interest income. At the same time, the average tangible equity was negatively impacted by the Vantage acquisition, for which People did not issue any equity, and recorded additional goodwill and other intangible assets. Return on average stockholders' equity and return on average tangible equity in 2021 both improved compared to 2020, and were driven by the recent acquisitions and mergers, core growth and reduced provision for credit losses.

FINANCIAL CONDITION

Cash and Cash Equivalents

Peoples considers cash and cash equivalents to consist of federal funds sold, cash and balances due from banks, interest-bearing balances in other institutions and other short-term investments that are readily liquid. The amount of cash and cash equivalents fluctuates on a daily basis due to customer activity and Peoples' liquidity needs. At December 31, 2022, excess cash reserves at the FRB of Cleveland were $33.1 million, compared to $318.1 million at December 31, 2021. Peoples also acquired $248.4 million in cash and cash equivalents in the Premier Merger in 2021. The amount of excess cash reserves maintained is dependent upon Peoples' daily liquidity position, which is driven primarily by changes in deposit and loan balances.

In 2022, Peoples' total cash and cash equivalents decreased $261.7 million, due to cash used in investing activities of $414.2 million, partially offset by cash provided by operating activities and financing activities of $119.8 million and $32.7 million, respectively. Peoples' investing activities reflected a net decrease of $58.1 million in loans and $452.9 million in purchases of available-for-sale investment securities and held-to-maturity investment securities, which were primarily offset by $237.8 million in net proceeds from sales, principal payments, calls and prepayments on available-for-sale and held-to-maturity investment securities. Financing activities included a $145.1 million net decrease in deposits and an increase of $328.6 million in short-term borrowings, as well as $42.4 million of cash dividends paid.

In 2021, Peoples' total cash and cash equivalents increased $263.6 million, as cash provided by operating activities and financing activities of $156.4 million and $181.6 million, respectively, were partially offset by cash used in investing activities of $74.4 million. Peoples' investing activities reflected a net increase of $113.5 million in loans and $852.5 million in purchases of available-for-sale investment securities, which were partially offset by $849.1 million in net proceeds from sales, principal payments, calls and

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prepayments on available-for-sale and held-to-maturity investment securities. Financing activities included a $200.8 million net increase in deposits and increase of $14.4 million in short-term borrowings, as well as $31.0 million of cash dividends paid.

Further information regarding the management of Peoples' liquidity position can be found later in this discussion under "Interest Rate Sensitivity and Liquidity."

Investment Securities

The following table provides information regarding Peoples' investment portfolio at December 31:

(Dollars in thousands)	Weighted average yield	2022	2021	2020
Available-for-sale securities, at fair value:				
Obligations of:				
U.S. Treasury and government agencies	1.88 %	$ 152,422	$ 35,604	$ —
U.S. government sponsored agencies	1.80 %	88,115	81,739	5,363
States and political subdivisions	2.20 %	225,882	259,319	114,919
Residential mortgage-backed securities	1.75 %	604,653	828,517	623,218
Commercial mortgage-backed securities	1.51 %	50,049	63,519	4,783
Bank-issued trust preferred securities	4.80 %	10,278	6,795	4,730
Total fair value		**$ 1,131,399**	**$ 1,275,493**	**$ 753,013**
Total amortized cost		$ 1,300,719	$ 1,283,146	$ 734,544
Net unrealized (loss) gain		$ (169,320)	$ (7,653)	$ 18,469
Held-to-maturity securities, at amortized cost:				
Obligations of:				
U.S. government sponsored agencies	4.23 %	$ 132,366	$ 36,431	$ —
States and political subdivisions (a)	2.23 %	$ 145,022	$ 151,402	$ 35,139
Residential mortgage-backed securities	3.48 %	176,215	110,708	25,890
Commercial mortgage-backed securities	2.38 %	106,609	75,588	5,429
Total amortized cost		**$ 560,212**	**$ 374,129**	**$ 66,458**
Other investment securities		**$ 51,609**	**$ 33,987**	**$ 37,560**
Total investment securities:				
Amortized cost		$ 1,912,540	$ 1,691,262	$ 838,562
Carrying value		$ 1,743,220	$ 1,683,609	$ 857,031

(a) Amortized cost is presented net of the allowance for credit losses of $241 at December 31, 2022, $286 at December 31, 2021 and $60 at December 31, 2020.

At December 31, 2022, Peoples' investment securities represented approximately 24.2% of total assets, compared to 23.8% at December 31, 2021. For 2022, total investment securities increased compared to the prior year, largely due to investments made in held-to-maturity securities, in an effort to deploy cash, improve investment yields and reduce risk, partially offset by the reduction in market value of available-for-sale securities driven by the recent increases in market interest rates. During 2021, Peoples acquired, in the Premier Merger, investment securities totaling $552.0 million and subsequently sold $395.2 million of available-for-sale securities. The 2021 increase in investment securities compared to 2020 also reflected Peoples' continued reinvestment of proceeds from available-for-sale investment securities and the investment of excess cash in higher-yielding investment securities. During 2021, Peoples acquired from Premier, and made investments into, tax-exempt securities, which are included in obligations of state and political subdivisions. The investments into these securities were made in an effort to reduce exposure to amortizing investment securities, while also maintaining an appropriate level of risk-adjusted yield. During 2020, Peoples sold $82.6 million of available-for-sale securities and reinvested the majority of the proceeds in held-to-maturity investment securities to minimize the volatility in the securities portfolio, should interest rates begin to rise.

Peoples designates certain securities as "held-to-maturity" at the time of their purchase if management determines Peoples would have the intent and ability to hold the purchased securities until maturity. The unrealized gain or loss related to held-to-maturity investment securities does not directly impact total stockholders' equity, in contrast to the impact from the available-for-sale investment securities portfolio.

Additional information regarding Peoples' investment portfolio can be found in "Note 3 Investment Securities."

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Loans The following table provides information regarding outstanding loan balances at or for the year ended December 31: Originated loans: Construction $ 212,869 $ 137,437 $ 103,169 Commercial real estate, other 919,531 861,610 780,324 Commercial real estate 1,132,400 999,047 883,493 Commercial and industrial 835,178 779,064 943,024 Premium finance 159,197 136,121 100,571 Leases 226,438 69,169 — Residential real estate 384,262 350,595 281,623 Home equity lines of credit 132,093 104,176 93,296 Consumer, indirect 629,426 530,532 503,526 Consumer, direct 98,706 81,330 75,591 Consumer 728,132 611,862 579,117 Deposit account overdrafts 722 756 351 Total originated loans $ 3,598,422 $ 3,050,790 $ 2,881,475 Acquired loans: Construction $ 34,072 $ 72,795 $ 3,623 Commercial real estate, other 503,987 688,471 149,529 Commercial real estate 538,059 761,266 153,152 Commercial and industrial 57,456 112,328 30,621 Premium finance — 15 14,187 Leases 118,693 53,339 — Residential real estate 339,098 421,123 292,384 Home equity lines of credit 45,765 59,417 27,617 Consumer, indirect — — 1 Consumer, direct 9,657 23,322 3,503 Consumer 9,657 23,322 3,504 Total acquired loans (a) $ 1,108,728 $ 1,430,810 $ 521,465 Total loans $ 4,707,150 $ 4,481,600 $ 3,402,940 Average total loans 4,574,237 3,709,159 3,258,354 Average allowance for credit losses (55,233) (56,038) (47,692) Average loans, net of average allowance for credit losses $ 4,519,004 $ 3,653,121 $ 3,210,662 (Dollars in thousands) 2022 2021 2020 60

Percent of loans to total loans: Construction 5.2% 4.7% 3.1 % Commercial real estate, other 30.2% 34.7% 27.3 % Commercial real estate 35.4% 39.4% 30.4 % Commercial and industrial 19.0% 19.9% 28.6 % Premium finance 3.4% 3.0% 3.4 % Leases 7.3% 2.7% — % Residential real estate 15.4% 17.2% 16.9 % Home equity lines of credit 3.8% 3.7% 3.6 % Consumer, indirect 13.4% 11.8% 14.8 % Consumer, direct 2.3% 2.3% 2.3 % Consumer 15.7% 14.1% 17.1 % Deposit account overdrafts (b) NM NM NM Total percentage 100.0% 100.0% 100.0 % Residential real estate loans being serviced for others $ 392,364 $ 430,597 $ 485,972 (Dollars in thousands) 2022 2021 2020 (a) Includes all loans acquired, and related loan discount recorded as part of acquisition accounting, in 2012 and thereafter. Loans that were acquired and subsequently re-underwritten are reported as originated upon execution of such credit actions (for example, renewals, and increase in lines of credit). (b) NM=not meaningful. As of December 31, 2022, total loans increased 5%, compared to at December 31, 2021. The increase in 2022 total loan and lease balances was primarily driven by $89.4 million in leases acquired from Vantage remaining at December 31, 2022 and increases of (i) $98.9 million in indirect consumer loans, (ii) $36.7 million in construction loans and (iii) $23.1 million in premium finance loans, partially offset by reductions of $126.6 million in other commercial real estate loans and $48.4 million in residential real estate loans. As of December 31, 2021, total loans increased 32%, compared to December 31, 2020, which was driven by the Premier Merger and the North Star Leasing acquisition, coupled with core growth. The Premier Merger added $1.1 billion in loans at December 31, 2021, which were comprised of $96.1 million in construction; $534.9 million in commercial real estate, other; $132.1 million in commercial and industrial; $331.1 million in residential real estate; $45.9 million in home equity lines of credit; and $21.6 million of consumer, direct loan balances. During 2021, the outstanding balance of SBA PPP loans declined $279.8 million, from $366.9 million at December 31, 2020, to $87.1 million at December 31, 2021, which was mainly due to forgiveness proceeds received from the SBA. 61

The following table details the maturities of Peoples' loan portfolio at December 31, 2022:

(Dollars in thousands)	Due in One Year or Less	Due in One to Five Years	Due in Five to Fifteen Years	Due After Fifteen Years	Total	% of Total
Construction:						
Fixed	$ 1,219	$ 23,385	$ 1,886	$ 86	$ 26,576	10.8 %
Variable	48,257	140,618	28,706	2,784	220,365	89.2 %
Total	49,476	164,003	30,592	2,870	246,941	100.0 %
Commercial real estate, other:						
Fixed	39,752	141,641	254,289	16,727	452,409	31.8 %
Variable	49,165	278,811	438,528	204,605	971,109	68.2 %
Total	88,917	420,452	692,817	221,332	1,423,518	100.0 %
Commercial and industrial:						
Fixed	117,974	75,638	67,289	408	261,309	29.3 %
Variable	242,527	106,263	270,645	11,890	631,325	70.7 %
Total	360,501	181,901	337,934	12,298	892,634	100.0 %
Premium finance:						
Fixed	159,197	—	—	—	159,197	100.0 %
Leases:						
Fixed	52,588	280,273	12,270	—	345,131	100.0 %
Residential real estate:						
Fixed	57,979	14,200	157,240	249,472	478,891	66.2 %
Variable	8,997	6,990	82,213	146,269	244,469	33.8 %
Total	66,976	21,190	239,453	395,741	723,360	100.0 %
Home equity lines of credit:						
Fixed	18	271	1,136	402	1,827	1.0 %
Variable	2,622	35,185	122,700	15,524	176,031	99.0 %
Total	2,640	35,456	123,836	15,926	177,858	100.0 %
Consumer, indirect:						
Fixed	4,762	280,227	344,437	—	629,426	100.0 %
Consumer, direct:						
Fixed	2,757	61,077	39,894	89	103,817	95.8 %
Variable	376	2,506	1,560	104	4,546	4.2 %
Total	3,133	63,583	41,454	193	108,363	100.0 %

Loan Concentration

Peoples categorizes its commercial loans according to standard industry classifications and monitors for concentrations in a single industry or multiple industries that could be impacted by changes in economic conditions in a similar manner. Peoples' commercial lending activities continue to be spread over a diverse range of businesses from all sectors of the economy, with no single industry comprising over 10% of Peoples' total loan portfolio.

Loans secured by commercial real estate, including commercial construction loans, continue to comprise the largest portion of Peoples' loan portfolio.

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The following table provides information regarding the largest concentrations of commercial real estate loans within the loan portfolio at December 31, 2022:

(Dollars in thousands)	Outstanding Balance	Available Loan Commitments	Total Exposure	% of Total Exposure
Construction:				
Apartment complexes	$ 120,981	$ 181,393	$ 302,374	58.7 %
Assisted living facilities and nursing homes	37,484	17,508	54,992	10.7 %
Mixed-use facilities	29,282	10,910	40,192	7.8 %
Land only	19,702	11,434	31,136	6.1 %
Office buildings and complexes	10,100	9,180	19,280	3.7 %
Industrial	5,778	5,277	11,055	2.1 %
Other (a)	23,614	32,274	55,888	10.9 %
Construction	**$ 246,941**	**$ 267,976**	**$ 514,917**	**100.0 %**
Commercial real estate, other:				
Retail facilities:				
Owner occupied	40,232	730	40,962	2.7 %
Non-owner occupied	125,408	2,125	127,533	8.4 %
Total retail	165,640	2,855	168,495	11.1 %
Office buildings and complexes:				
Owner occupied	74,125	2,418	76,543	5.0 %
Non-owner occupied	82,279	2,780	85,059	5.6 %
Total office buildings and complexes	156,404	5,198	161,602	10.6 %
Light industrial facilities:				
Owner occupied	103,268	2,329	105,597	7.0 %
Non-owner occupied	40,746	726	41,472	2.7 %
Total light industrial facilities	144,014	3,055	147,069	9.7 %
Mixed commercial use facilities:				
Owner occupied	53,737	546	54,283	3.6 %
Non-owner occupied	55,731	566	56,297	3.7 %
Total mixed commercial use facilities	109,468	1,112	110,580	7.3 %
Lodging and lodging related:				
Owner occupied	14,533	1,222	15,755	1.0 %
Non-owner occupied	91,538	50	91,588	6.0 %
Total lodging and lodging related	106,071	1,272	107,343	7.0 %
Apartment complexes	96,890	54,135	151,025	10.0 %
Warehouse facilities:				
Owner occupied	36,718	2,077	38,795	2.6 %
Non-owner occupied	28,064	223	28,287	1.9 %
Total warehouse facilities	64,782	2,300	67,082	4.5 %
Assisted living facilities and nursing homes	53,333	250	53,583	3.5 %
Education services:				
Owner occupied	16,896	98	16,994	1.1 %
Non-owner occupied	30,395	5,558	35,953	2.4 %
Total education services	47,291	5,656	52,947	3.5 %
Restaurant/bar facilities:				
Owner occupied	22,262	—	22,262	1.5 %
Non-owner occupied	11,471	298	11,769	0.8 %
Total restaurant/bar facilities	33,733	298	34,031	2.3 %
Healthcare:				
Owner occupied	22,030	459	22,489	1.5 %
Non-owner occupied	10,112	—	10,112	0.7 %
Total healthcare facilities	32,142	459	32,601	2.2 %
Other (a)	413,750	16,382	430,092	28.3 %
Commercial real estate, other	**$ 1,423,518**	**$ 92,972**	**$ 1,516,450**	**100.0 %**

(a) All other total exposures by industry are less than 2% of the Total Exposure.

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Peoples' commercial lending activities continue to focus on lending opportunities inside its primary and secondary market areas within Ohio, Kentucky, West Virginia, Virginia, Washington, D.C. and Maryland. In all other states, the aggregate outstanding balances of commercial loans in each state were less than 4% of total loans at both December 31, 2022 and December 31, 2021.

Additional information regarding Peoples' loan portfolio can be found in "Note 4 Loans and Leases."

COVID-19 Loan Impacts

Small Business Administration Paycheck Protection Program

In March 2020, the CARES Act created a new loan guarantee program called the PPP targeted to provide small businesses with support to cover payroll and certain other expenses. Loans made under the PPP are fully guaranteed by the SBA. The PPP loans also afford borrowers forgiveness up to the principal amount of the PPP covered loan, plus accrued interest, if the loan proceeds are used to retain workers and maintain payroll and/or to make certain mortgage interest, lease and utility payments, and certain other criteria are satisfied. The SBA will reimburse PPP lenders for any amount of a PPP covered loan that is forgiven, and PPP lenders are not be held liable for any representations made by PPP borrowers in connection with their requests for loan forgiveness. The PPP expired on May 31, 2021 and no new originations have been or will be made under the program; however, forgiveness proceeds will continue to be received until the loans are paid in full.

Peoples is a PPP participating lender, and the PPP loans originated (including $23.4 million acquired in the Premier Merger as of the merger date) are included in commercial and industrial loans. Peoples also recorded deferred loan origination fees related to the PPP loans, net of deferred loan origination costs, which will be amortized over the life of the respective loans, or until forgiven by the SBA, and will be recognized in net interest income. The following table details Peoples' PPP loans and related income at and for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
PPP aggregate outstanding principal balances	$ 2,458	$ 89,307	$ 374,753
PPP net deferred loan origination fees	27	2,210	7,851
Amortization of net deferred loan origination fees	2,183	13,025	7,516

Allowance for Credit Losses

The amount of the allowance for credit losses at the end of each period represents management's estimate of expected credit losses from existing loans based upon its formal quarterly analysis of the loan portfolio described in the "Critical Accounting Policies" section of this discussion. While this process involves allocations being made to specific loans and pools of loans, the entire allowance is available for all losses incurred within the loan portfolio.

The following details management's allocation of the allowance for credit losses at December 31:

(Dollars in thousands)	2022	2021	2020
Construction	$ 1,250	$ 2,999	$ 1,887
Commercial real estate	17,710	29,147	17,536
Commercial and industrial	8,229	11,063	12,763
Premium finance	344	379	1,095
Leases	8,495	4,797	—
Residential real estate	6,357	7,233	6,044
Home equity lines of credit	1,693	2,005	1,860
Consumer, indirect	7,448	5,326	8,030
Consumer, direct	1,575	961	1,081
Deposit account overdrafts	61	57	63
Allowance for credit losses	**$ 53,162**	**$ 63,967**	**$ 50,359**
As a percent of total loans	1.13 %	1.43 %	1.48 %

The decline in the allowance balance at December 31, 2022 when compared to at December 31, 2021 was driven by decreases in the allowances for individually analyzed loans, as well as changes in qualitative factors period-over-period and the use of updated prepayment speeds. Those decreases were partially offset by loan growth and deterioration in the economic forecast. Peoples recorded $0.8 million of provision for credit losses to establish the allowance for credit losses for non-purchase credit deteriorated leases

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acquired from Vantage. The allowance for credit losses as a percent of total loans at December 31, 2022 decreased compared to at December 31, 2021, which was mostly due to the composition of Peoples' loan and lease portfolio as well as aforementioned the reduction in the allowance for credit losses. During 2021, the allowance for credit losses grew 27% when compared to 2020, which was largely due to the Premier Merger and the North Star Leasing acquisition, and the related need to establish an allowance for credit losses on those portfolios, coupled with organic growth in loan balances during 2021. The North Star Leasing acquisition added $3.3 million to the allowance for credit losses at the acquisition date, of which $493,000 was established for PCD loans as part of the acquisition accounting, and the remainder was established through the recording of a provision for credit losses. The Premier Merger added $28.6 million to the allowance for credit losses during the third quarter of 2021, of which $16.9 million was established for PCD loans as part of the acquisition accounting, and the remainder was established using provision for credit losses. Also during 2021, economic factors and loss drivers improved compared to 2020, and had a positive impact on the CECL model. The allowance for credit losses as a percent of total loans was relatively stable at December 31, 2021 compared to December 31, 2020, and was mostly due to the composition of Peoples' loan and lease portfolio. The 2020 allowance for credit losses was impacted by the COVID-19 pandemic, and the resulting impact on economic forecasts utilized in the CECL model. Additional information regarding Peoples' allowance for credit losses can be found in "Note 1 Summary of Significant Accounting Policies" and "Note 4 Loans and Leases." The following table summarizes the changes in the allowance for credit losses for the years ended December 31: 65

(Dollars in thousands)		2022		2021		2020
Allowance for credit losses, January 1	$	**63,967**	$	**50,359**	$	**25,868**
Gross charge-offs:						
Construction		16		—		—
Commercial real estate, other		489		387		528
Commercial and industrial		943		1,057		1,565
Premium finance		124		45		3
Leases		2,585		1,434		—
Residential real estate		668		385		353
Home equity lines of credit		88		197		103
Consumer, indirect		2,233		1,756		1,923
Consumer, direct		363		152		187
Consumer		2,596		1,908		2,110
Deposit account overdrafts		1,246		575		673
Total gross charge-offs		8,755		5,988		5,335
Recoveries:						
Commercial real estate, other		297		204		200
Commercial and industrial		49		26		2,521
Premium finance		13		—		—
Leases		420		339		—
Residential real estate		84		143		302
Home equity lines of credit		45		41		12
Consumer, indirect		328		253		302
Consumer, direct		47		112		49
Consumer		375		365		351
Deposit account overdrafts		200		177		186
Total recoveries		1,483		1,295		3,572
Net charge-offs (recoveries):						
Construction		16		—		—
Commercial real estate, other		192		183		328
Commercial and industrial		894		1,031		(956)
Premium finance		111		45		3
Leases		2,165		1,095		—
Residential real estate		584		242		51
Home equity lines of credit		43		156		91
Consumer, indirect		1,905		1,503		1,621
Consumer, direct		316		40		138
Consumer		2,221		1,543		1,759
Deposit account overdrafts		1,046		398		487
Total net charge-offs	$	**7,272**	$	**4,693**	$	**1,763**
(Recovery of) Provision for credit losses, December 31 (a)		(2,904)		731		26,254
Initial allowance for PCD assets	$	**(629)**	$	**17,570**	$	**—**
Allowance for credit losses, December 31	$	**53,162**	$	**63,967**	$	**50,359**
Net charge-offs (recoveries) as a percent of average total loans:						
Construction		— %		— %		— %
Commercial real estate, other		0.01 %		— %		0.01 %
Commercial and industrial		0.02 %		0.03 %		(0.03) %
Premium finance		— %		— %		— %
Leases		0.05 %		0.03 %		— %
Residential real estate		0.01 %		0.01 %		— %
Home equity lines of credit		— %		— %		— %
Consumer, indirect		0.04 %		0.05 %		0.05 %
Consumer, direct		0.01 %		— %		— %
Consumer		0.05 %		0.05 %		0.05 %
Deposit account overdrafts		0.02 %		0.01 %		0.02 %
Total		**0.16 %**		**0.13 %**		**0.05 %**

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(a) Amount does not include the provision for unfunded commitment liability. Net charge-offs as a percent of average total loans for 2022 increased to 0.16% compared to 0.13% at 2021. The increase was due to increases in net charge-offs related to (i) lease balances, (ii) total consumer loan balances, and (iii) deposit account overdraft balances. During 2021, net charge-offs as a percent of average total loans increased to 0.13%, compared to 0.05% for 2020. This increase was driven by the additional net charge-offs related to lease balances, coupled with the impact of a recovery of $2.5 million on a single commercial loan relationship during 2020, which lowered the ratio for that period. Prior to the acquisition, North Star Leasing was experiencing net charge-off rates of around 3% of average lease balances, and Peoples anticipates that net charge-off levels will increase in future periods as the net charge-offs for the leasing division return to this historical rate. The following table details Peoples’ nonperforming assets at December 31: (Dollars in thousands) 2022 2021 2020 Loans 90+ days past due and accruing (a): Construction $ — $ 90 $ — Commercial real estate, other 167 689 — Commercial and industrial 130 1,139 50 Premium finance 504 865 589 Leases 3,041 — — Residential real estate 917 805 1,975 Home equity lines of credit 58 50 82 Consumer, indirect — — 39 Consumer, direct 25 85 17 Consumer 25 85 56 Total loans 90+ days past due and accruing 4,842 3,723 2,752 Nonaccrual loans (a): Construction 12 6 4 Commercial real estate, other 9,522 16,849 8,744 Commercial and industrial 3,145 2,505 4,017 Leases 3,178 1,581 — Residential real estate 8,517 8,016 6,080 Home equity lines of credit 680 687 708 Consumer, indirect 2,026 1,302 883 Consumer, direct 200 273 160 Consumer 2,226 1,575 1,043 Total nonaccrual loans 27,280 31,219 20,596 67

(Dollars in thousands)	2022	2021	2020
Nonaccrual troubled debt restructurings (TDRs):			
Commercial real estate, other	$ 2,599	$ 218	$ 367
Commercial and industrial	317	1,067	2,175
Residential real estate	979	1,631	2,295
Home equity lines of credit	140	352	159
Consumer, indirect	150	272	190
Consumer, direct	8	6	11
Total nonaccrual TDRs	4,193	3,546	5,197
Total nonperforming loans (NPLs)	36,315	38,488	28,545
OREO:			
Commercial	8,730	9,105	—
Residential	165	391	134
Total OREO	8,895	9,496	134
Total nonperforming assets (NPAs)	**$ 45,210**	**$ 47,984**	**$ 28,679**
Criticized loans (b)	$ 191,355	$ 194,016	$ 126,619
Classified loans (c)	89,604	106,547	72,518
Asset Quality Ratios:			
Nonaccrual loans as a percent of total loans (d)	0.67 %	0.78 %	0.76 %
NPLs as a percent of total loans (d)(e)	0.77 %	0.86 %	0.82 %
NPAs as a percent of total assets (d)(e)	0.63 %	0.68 %	0.59 %
NPAs as a percent of total loans and OREO (d)(e)	0.96 %	1.07 %	0.84 %
Allowance for credit losses as a percent of nonaccrual loans (d)	168.91 %	184.00 %	195.24 %
Allowance for credit losses as a percent of NPLs (d)(e)	146.39 %	166.20 %	180.14 %
Criticized loans as a percent of total loans (b)(d)	4.07 %	4.33 %	3.72 %
Classified loans as a percent of total loans (c)(d)	1.90 %	2.38 %	2.13 %

(a) On January 1, 2020, Peoples adopted ASU 2016-13 and implemented the CECL model. The accounting for PCD loans under CECL resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category as of January 1, 2020.
(b) Includes loans categorized as special mention, substandard or doubtful.
(c) Includes loans categorized as substandard or doubtful.
(d) Data presented as of the end of the year indicated.
(e) Nonperforming loans include loans 90+ days past due and accruing, troubled debt restructured loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.

Compared to December 31, 2021, Peoples' NPAs decreased to 0.63% of total assets at December 31, 2022. Loans 90+ days past due and accruing increased compared to at December 31, 2021, mostly due to the leases acquired in the Vantage acquisition. During 2022, both criticized and classified loans declined when compared to 2021. The decrease at December 31, 2022 in the amount of criticized loans when compared to at December 31, 2021 was largely due to a reduction in the criticized loans acquired in the Premier Merger. The decrease in classified loans when compared to December 31, 2021 was largely attributable to pay-offs and upgrades of classified loans acquired in the Premier Merger.

Nonperforming assets grew 67% during 2021 compared to 2020. This increase was primarily driven by the Premier Merger. At the same time, criticized loans, which are those categorized as special mention, substandard or doubtful, grew $67.4 million, or 53%, while classified loans, which are those categorized as substandard or doubtful, increased $34.0 million, or 47%, compared to at December 31, 2020. These increases were also due to the Premier Merger.

Based on the provisions provided by the CARES Act, on March 22, 2020, federal and state government banking regulators issued a joint statement, with which the FASB concurred as to the approach, regarding accounting for loan modifications for borrowers affected by COVID-19. In this guidance, short-term modifications, made on a good faith basis in response to COVID-19, to borrowers who were current prior to any relief, are not considered TDRs. This includes short-term modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment which are insignificant. Under the guidance, borrowers that are considered current are those that are less than 30 days past due on their contractual payments at the time a modification program is implemented. In addition, modification or deferral programs mandated by the U.S. federal government or any state government related to COVID-19 are not in the scope of ASC 310-40.

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On August 3, 2020, federal and state banking regulators issued a joint statement, encouraging financial institutions to consider prudent accommodation options to mitigate losses for the borrower and financial institution beyond the initial accommodation period. In this guidance, institutions should also provide consumers with available options for repaying missed payments at the end of their accommodation to avoid delinquencies, as well as options for changes to terms to support sustainable and affordable payments for the long term. These considerations should also include prudent risk management practices at the financial institution based on the credit risk of the borrower. Peoples is actively working with its customers to address any further accommodation needs while carefully evaluating the associated credit risk of the borrowers.

The majority of Peoples' nonaccrual commercial real estate loans consists primarily of owner occupied commercial properties. In general, management believes repayment of these loans is dependent on the sale of the underlying collateral. As such, the carrying values of these loans are ultimately supported by management's estimate of the net proceeds Peoples would receive upon the sale of the collateral. These estimates are based in part on market values provided by independent, licensed or certified appraisers periodically, but no less frequently than annually. Given the volatility in commercial real estate values, management continues to monitor changes in real estate values from quarter-to-quarter and updates its estimates as needed based on observable changes in market prices and/or updated appraisals for similar properties.

Peoples discontinues the accrual of interest on a loan when conditions cause management to believe collection of all or any portion of the loan's contractual interest is doubtful. Such conditions may include the borrower being 90 days or more past due on any contractual payments or the availability of updated information regarding the borrower's financial condition and repayment ability. All unpaid accrued interest deemed uncollectable is reversed, which would reduce Peoples' net interest income. Interest received on nonaccrual loans is included in income only if principal recovery is reasonably assured. Interest income on loans classified as nonaccrual and renegotiated at each year-end that would have been recorded under the original terms of the loans was $1.7 million for 2022, $1.3 million for 2021 and $1.6 million for 2020. No portion of these amounts was recorded during 2022, 2021 or 2020.

Overall, management believes the allowance for credit losses was appropriate at December 31, 2022, based on all significant information currently available. Still, there can be no assurance that the allowance for credit losses will be adequate to cover future losses in Peoples' loan portfolio.

Additional information regarding Peoples' allowance for credit losses can be found in "Note 4 Loans and Leases."

Deposits

The following table details Peoples' deposit balances at December 31:

(Dollars in thousands)	2022	2021	2020
Non-interest-bearing deposits (a)	$ 1,589,402	$ 1,641,422	$ 997,323
Interest-bearing deposits:			
Interest-bearing demand accounts (a)	1,160,182	1,167,460	692,113
Savings accounts	1,068,547	1,036,738	628,190
Retail CDs	530,236	643,759	445,930
Money market deposit accounts	617,029	651,169	591,373
Governmental deposit accounts	625,965	617,259	385,384
Brokered deposits	125,580	104,745	170,146
Total interest-bearing deposits	4,127,539	4,221,130	2,913,136
Total deposits	**$ 5,716,941**	**$ 5,862,552**	**$ 3,910,459**

(a) The sum of amounts presented are considered total demand deposits.

The decrease in total deposits between December 31, 2022 and December 31, 2021 was due to decreases in both interest-bearing and non-interest-bearing deposits. Total demand deposits comprised 48% of total deposits at each of December 31, 2022 and December 31, 2021. The variance was driven by decreases of (i) $113.5 million in retail certificates of deposits, (ii) $52.0 million in total non-interest-bearing deposit accounts and (iii) $34.1 million in money market deposit accounts, partially offset by increases of $31.8 million in savings account deposits and $20.8 million in brokered deposits.

The significant increase in deposits between December 31, 2021 and December 31, 2020 was largely due to deposits acquired in the Premier Merger. Total demand deposits comprised 48% of total deposits at December 31, 2021 and were 43% of total deposits at December 31, 2020. At December 31, 2021, the period-end deposit increase of $2.0 billion, or 50%, compared to December 31, 2020, was primarily due to deposits acquired from Premier. Also, throughout 2021 and 2020, customers maintained higher balances due to changes in customer habits in light of the COVID-19 pandemic, as well as fiscal stimulus funds and PPP loan proceeds.

As part of its funding strategy, Peoples hedges 90-day brokered deposits with interest rate swaps. The swaps pay a fixed rate of interest while receiving three-month LIBOR, which offsets the rate on the brokered deposits. As of December 31, 2022, Peoples had thirteen effective interest rate swaps, with an aggregate notional value of $125.0 million, of which $125.0 million were designated as cash flow hedges of brokered deposits, which are expected to be extended every 90 days through the maturity dates of the swaps. Peoples continually evaluates the overall balance sheet position given the interest rate environment.

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Peoples' governmental deposit accounts represent savings and interest-bearing transaction accounts from state and local governmental entities. These funds are subject to periodic fluctuations based on the timing of tax collections and subsequent expenditures or disbursements. Peoples normally experiences an increase in balances annually during the first and third quarter, corresponding with tax collections, with declines normally in the second and fourth quarter of each year, corresponding with expenditures by the governmental entities. Peoples continues to emphasize growth of low-cost deposits that do not require Peoples to pledge assets as collateral, which is required in the case of governmental deposit accounts.

The maturities of retail CDs with total balances of $100,000 or more at December 31 were as follows:

(Dollars in thousands)	2022	2021	2020
3 months or less	$ 54,471	$ 71,374	$ 55,402
Over 3 to 6 months	39,031	74,529	56,516
Over 6 to 12 months	58,342	83,094	36,448
Over 12 months	110,972	90,864	70,452
Total	**$ 262,816**	**$ 319,861**	**$ 218,818**

Additional information regarding Peoples' deposits can be found in "Note 8 Deposits."

Borrowed Funds

The following table details Peoples' short-term and long-term borrowings at December 31:

(Dollars in thousands)	2022	2021	2020
Short-term borrowings:			
FHLB overnight borrowings	$ 400,000	$ —	$ —
FHLB 90-day advances	—	40,000	—
Current portion of long-term FHLB advances	—	15,000	20,000
Repurchase agreements	100,138	111,482	53,261
Total short-term borrowings	500,138	166,482	73,261
Long-term borrowings:			
FHLB advances	34,158	85,825	102,957
Vantage non-recourse debt	53,147	—	—
Junior subordinated debt securities	13,788	13,650	7,611
Total long-term borrowings	101,093	99,475	110,568
Total borrowed funds	**$ 601,231**	**$ 265,957**	**$ 183,829**

Total borrowed funds, which include overnight borrowings, are mainly a function of loan growth and changes in total deposit balances. Peoples continually evaluates the overall balance sheet position given the interest rate environment. Total borrowed funds increased at December 31, 2022 compared to at December 31, 2021 due to FHLB overnight borrowings of $400.0 million at December 31, 2022. During 2021, Peoples' repurchase agreements grew when compared to 2020 mostly due to accounts associated with the Premier Merger. Peoples also acquired additional junior subordinated debt securities in the Premier Merger, leading to the increase in long-term borrowings compared to 2020.

On April 3, 2019, Peoples entered into the U.S. Bank Loan Agreement with U.S. Bank National Association, the term of which has been extended to March 31, 2023 through an amendment in March 2022. The U.S. Bank Loan Agreement provides Peoples with a revolving line of credit in the maximum aggregate principal amount of $30.0 million.

Additional information regarding Peoples' borrowed funds can be found in "Note 9 Short-Term Borrowings" and "Note 10 Long-Term Borrowings."

Capital/Stockholders' Equity

Peoples' total stockholders' equity at December 31, 2022 decreased 7% when compared to at December 31, 2021, which was due to (i) an other comprehensive loss of $115.5 million, (ii) dividends paid of $42.4 million and (iii) common share repurchases of $7.4 million, partially offset by net income of $101.3 million for 2022. The other comprehensive loss was the result of changes in the market value of available-for-sale investment securities, which were driven by changes in market interest rates. At December 31, 2022, capital levels for both Peoples and Peoples Bank remained substantially higher than the minimum amounts needed to be considered "well capitalized" under banking regulations. These higher capital levels reflect Peoples' desire to maintain a strong capital position.

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During 2021, total stockholders' equity grew 47% when compared to 2020 mostly due to the issuance of $261.9 million in common shares related to the Premier Merger, in addition to net income of $47.6 million, which was partially offset by dividends paid to shareholders of $31.2 million. Peoples elected to utilize the five-year phase-in period for the transition adjustment due to the implementation of ASU 2016-13. This phase-in period also includes a 25% deferment of the impact on regulatory capital of the estimated increase in the allowance for credit losses related to the CECL model, which is applied during the first two years of application. For the first two years of the phase- in period, 100% of the transition adjustment due to ASU 2016-13 is excluded for regulatory capital purposes, along with 25% of the increase in the allowance for credit losses compared to the January 1, 2020 allowance for credit losses. In year three of the phase-in, 75% of the transition adjustment, and the cumulative 25% increase in the allowance for credit losses compared to January 1, 2020, are excluded from regulatory capital, while 50% and 25% of these amounts are excluded in years four and five, respectively, under this phase-in period. Under the risk-based capital rules, in order to avoid limitations on dividends, equity repurchases and compensation, Peoples must exceed the three minimum required ratios by at least the capital conservation buffer. These three minimum required ratios are the common equity tier 1 capital ratio, tier 1 risk-based capital ratio and total risk-based capital ratio. Peoples had a capital conservation buffer of 5.06% at December 31, 2022, 6.06% at December 31, 2021 and 6.50% at December 31, 2020. As such, Peoples exceeded the minimum ratios, including the capital conservation buffer, at December 31, 2022. The following table details Peoples' actual risk-based capital levels and corresponding ratios at December 31: (Dollars in thousands) 2022 2021 2020 Capital Amounts: Common equity tier 1 $ 604,566 $ 577,565 $ 409,400 Tier 1 618,354 591,215 417,011 Total (tier 1 and tier 2) 662,421 648,948 456,384 Net risk-weighted assets $ 5,071,240 $ 4,614,259 $ 3,146,767 Capital Ratios: Common equity tier 1 11.92% 12.52% 13.01 % Tier 1 12.19% 12.81% 13.25 % Total (tier 1 and tier 2) 13.06% 14.06% 14.50 % Tier 1 leverage ratio 8.92% 8.67% 8.97 % In addition to traditional capital measurements, management uses tangible capital measures to evaluate the adequacy of Peoples' total stockholders' equity. Such financial measures represent non-US GAAP financial information since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on the Consolidated Balance Sheets. Peoples' management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. Further, intangible assets generally are difficult to convert into cash, especially during a financial crisis, and could decrease substantially in value should there be deterioration in the overall franchise value. As a result, tangible equity represents a conservative measure of the capacity for Peoples to incur losses but remain solvent. 71

The following table reconciles the calculation of the identified non-US GAAP financial measures to amounts reported in Peoples' Consolidated Financial Statements at December 31:

(Dollars in thousands)	2022	2021	2020
Tangible equity:			
Total stockholders' equity	$ 785,328	$ 845,025	$ 575,673
Less: goodwill and other intangible assets	326,329	291,009	184,597
Tangible equity	$ 458,999	$ 554,016	$ 391,076
Tangible assets:			
Total assets	$ 7,207,304	$ 7,063,521	$ 4,760,764
Less: goodwill and other intangible assets	326,329	291,009	184,597
Tangible assets	$ 6,880,975	$ 6,772,512	$ 4,576,167
Tangible book value per common share:			
Tangible equity	$ 458,999	$ 554,016	$ 391,076
Common shares outstanding	28,287,837	28,297,771	19,563,979
Tangible book value per common share	$ 16.23	$ 19.58	$ 19.99
Tangible equity to tangible assets ratio:			
Tangible equity	$ 458,999	$ 554,016	$ 391,076
Tangible assets	$ 6,880,975	$ 6,772,512	$ 4,576,167
Tangible equity to tangible assets	6.67 %	8.18 %	8.55 %

The decline in tangible book value per common share at December 31, 2022 from December 31, 2021 was due to tangible equity declining as a result of other comprehensive losses recognized on available-for-sale investment securities, which were driven by changes in market interest rates.

The tangible equity to tangible assets ratio declined during 2021, compared to 2020. This reduction was mainly due to the acquisition of North Star Leasing, for which no stockholders' equity was issued and additional goodwill and intangibles were recorded.

Future Outlook

Peoples improved its performance considerably during 2022, recording record annual net income while reaping the benefits of the market interest rate increases and prior acquisitions. Peoples was recognized by Newsweek as the 2023 Best Small Bank in the state of Ohio as well as a Best Bank To Work For 2022 by American Banker. Peoples intends to keep this momentum moving into 2023, with a focus on strengthening the pipeline of referrals between lines of businesses for new clients, as well as growing the specialty finance lending and leasing portfolios, while also working to seamlessly integrate the Limestone Merger into Peoples' current operations.

Peoples has been able to capitalize on the recent mergers and acquisitions by (i) substantially reducing its efficiency ratio, (ii) building on its positive operating leverage by growing revenues and (iii) offering state of the art technology to new clients. Management believes it can continue these trends with the pending Limestone Merger while expanding its business into larger markets in Kentucky to be in position to continue to provide a profitable return for shareholders during 2023.

During 2023, net interest income is expected to grow due to the Limestone Merger and organic growth, as well as the full year benefits of higher market interest rates as loans reprice to the newest rate. Net interest margin expansion is expected to slow in 2023 when compared to 2022, as Peoples will need to increase its funding costs in future periods. Net interest margin for 2023 is projected to be between 4.50% and 4.65%, which assumes modest increases in rates for 2023 as compared to year-end 2022.

Peoples projects total revenue growth to be between 20% and 25% in 2023, which includes the impact of the pending Limestone Merger. Total non-interest income, excluding net gains and losses, growth is projected to be between 10% and 15% in 2023 compared to 2022, which includes the impact of the Limestone Merger. Total non-interest expenses, excluding acquisition-related expenses, for 2023 are expected to increase 20% compared to 2022. The efficiency ratio is projected to be between 55% and 57% for 2023, including Limestone.

Peoples will continue to place importance on loan growth. Peoples anticipates that the annual loan growth for 2023, compared to 2022, will be between 25% and 30%, including Limestone balances. Peoples' annual organic growth without the acquired loans from Limestone, will likely be between 5% and 7%. Net charge-off rate during 2023, compared to 2022, is expected to increase by roughly 5 basis points. The balance sheet mix of Peoples will be continually evaluated in an effort to mitigate exposure risk, as interest rates are anticipated to increase during 2023.

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Total deposit balances are expected to grow between 20% and 25%, primarily due to the deposits acquired in the Limestone Merger. Peoples expects annual organic growth without the acquired deposits from Limestone to be between 2% to 4%. Throughout 2022, deposits balances declined due to customers returning to pre-COVID-19 pandemic balances as well as rising market interest rates due to high levels of inflation. Management believes Peoples is in position to continue the trend throughout 2022 of meaningfully exceeding all current analyst estimates for 2023 EPS. The anticipated benefits of the Limestone Merger as well as organic growth are anticipated to put Peoples in an advantageous situation to further improve its performance throughout 2023. For more information regarding risks and uncertainties that could impact the projections described, please refer to "ITEM 1A RISK FACTORS" of this Form 10-K. Interest Rate Sensitivity and Liquidity While Peoples is exposed to various business risks, the risks relating to interest rate sensitivity and liquidity are major risks that can materially impact future results of operations and financial condition due to their complexity and dynamic nature. The objective of Peoples' asset-liability management function is to measure and manage these risks in order to optimize net interest income within the constraints of prudent capital adequacy, liquidity and safety. This objective requires Peoples to focus on interest rate risk exposure and adequate liquidity through its management of the mix of assets and liabilities, their related cash flows and the rates earned and paid on those assets and liabilities. Ultimately, the asset-liability management function is intended to guide management in the acquisition and disposition of earning assets and selection of appropriate funding sources. Interest Rate Risk Interest rate risk ("IRR") is one of the most significant risks arising in the normal course of business of financial services companies like Peoples. IRR is the potential for economic loss due to future interest rate changes that can impact the earnings stream, as well as market values, of financial assets and financial liabilities. Peoples' exposure to IRR is due primarily to differences in the maturity or repricing of earning assets and interest-bearing liabilities. In addition, other factors, such as prepayments of loans and investment securities, or early withdrawal of deposits, can affect Peoples' exposure to IRR and increase interest costs or reduce revenue streams. Peoples has assigned overall management of IRR to the ALCO, which has established an IRR management policy that sets minimum requirements and guidelines for monitoring and managing the level of IRR. The objective of Peoples' IRR management policy is to assist the ALCO in its evaluation of the impact of changing interest rate conditions on earnings and the economic value of equity, as well as assist with the implementation of strategies intended to reduce Peoples' IRR. The management of IRR involves either maintaining or changing the level of risk exposure by changing the repricing and maturity characteristics of the cash flows for specific assets or liabilities. Additional oversight of Peoples' IRR is provided by the Board of Directors of Peoples Bank, which reviews and approves Peoples' IRR management policy at least annually. The ALCO uses various methods to assess and monitor the current level of Peoples' IRR and the impact of potential strategies or other changes. However, the ALCO predominantly relies on simulation modeling in its overall management of IRR since it is a dynamic measure. Simulation modeling also estimates the impact of potential changes in interest rates and balance sheet structures on future earnings and projected economic value of equity. The methods used by ALCO to assess IRR remain largely unchanged from those disclosed for the year ended December 31, 2021. The modeling process starts with a base case simulation using the current balance sheet and current interest rates held constant for the next twenty-four months. Alternate scenarios are prepared which simulate the impact of increasing and decreasing market interest rates, assuming parallel yield curve shifts. Comparisons produced from the simulation data, showing the changes in net interest income from the base interest rate scenario, illustrate the risks associated with the current balance sheet structure. Additional simulations, when deemed appropriate or necessary, are prepared using different interest rate scenarios from those used with the base case simulation and/or possible changes in balance sheet composition. The additional simulations include non- parallel shifts in interest rates whereby the direction and/or magnitude of changes in short-term interest rates is different from the changes applied to longer-term interest rates. Comparisons showing the net interest income and economic value of equity variances from the base case are provided to the ALCO for review and discussion. The ALCO has established limits on changes in the twelve-month net interest income forecast and the economic value of equity from the base case. The ALCO may establish risk tolerances for other parallel and non-parallel rate movements, as deemed necessary. The following table details the current policy limits used to manage the level of Peoples' IRR: 73

Immediate and Sustained Shift in Interest Rates	Net Interest Income	Economic Value of Equity
+ / - 100 basis points	-5%	-10%
+ / - 200 basis points	-10%	-15%
+ / - 300 basis points	-15%	-20%

The following table shows the estimated changes in net interest income and the economic value of equity based upon a standard, parallel shock analysis with balances held constant (dollars in thousands):

Increase (Decrease) in Interest Rates	Estimated Increase (Decrease) in Net Interest Income				Estimated Decrease in Economic Value of Equity			
(in Basis Points)	December 31, 2022		December 31, 2021		December 31, 2022		December 31, 2021	
300	$ 13,000	4.4 %	$ 24,903	11.7 %	$ (82,959)	(5.4)%	$ (24,232)	(2.0)%
200	8,716	3.0 %	16,312	7.7 %	(55,809)	(3.6)%	(16,541)	(1.3)%
100	4,380	1.5 %	7,899	3.7 %	(28,157)	(1.8)%	(5,308)	(0.4)%
(100)	(11,404)	(3.9)%	(8,615)	(4.1)%	(21,124)	(1.4)%	(91,568)	(7.4)%
(200)	(27,659)	(9.4)%	(13,203)	(6.2)%	(80,484)	(5.2)%	(170,092)	(13.8)%
(300)	(43,728)	(14.8)%	(13,203)	(6.2)%	(152,152)	(9.8)%	(170,092)	(13.8)%

This table uses a standard, parallel shock analysis for assessing the IRR to net interest income and the economic value of equity. A parallel shock assumes all points on the yield curve (one year, two year, three year, etc.) are directionally changed by the same degree. Management regularly assesses the impact of both increasing and decreasing interest rates. The table above shows the impact of upward and downward parallel shocks of 100, 200 and 300 basis points.

Estimated changes in net interest income and the economic value of equity are partially driven by assumptions regarding the rate at which non-maturity deposits will reprice given a move in short-term interest rates. These assumptions are monitored closely by Peoples and are reviewed at least semi-annually. At December 31, 2022, the actual deposit betas experienced by Peoples in the repricing of non-maturity deposits were lower than those used in Peoples' interest rate risk modeling.

While parallel interest rate shock scenarios are useful in assessing the level of IRR inherent in the balance sheet, interest rates typically move in a nonparallel manner with differences in the timing, direction and magnitude of changes in short-term and long-term interest rates. Thus, any impact that might occur as a result of the Federal Reserve Board increasing short-term interest rates in the future could be offset by an inverse movement in long-term rates, and vice versa. For this reason, Peoples considers other interest rate scenarios in addition to analyzing the impact of parallel yield curve shifts. These include various flattening and steepening scenarios in which short-term and long-term rates move in different directions with varying magnitude. Peoples believes these scenarios to be more reflective of how interest rates change versus the severe parallel rate shocks described above. Given the shape of market yield curves at December 31, 2022, consideration of the bear steepener and bear flattener scenarios provide insights which were not captured by parallel shifts.

The bear steepener scenario highlights the risk to net interest income and the economic value of equity when short-term rates remain constant while long-term rates rise. In such a scenario, Peoples' variable rate asset yields along with deposit and short-term borrowing costs, which are correlated with short-term rates, remain constant, while long-term asset yields and long-term borrowing costs, which are more correlated with long-term rates, rise. Increased asset yields would not be offset by increases in deposit or funding costs, resulting in an increased amount of net interest income and higher net interest margin. At December 31, 2022, the bear steepener scenario resulted in an increase in both net interest income and the economic value of equity of 0.1% and 3.0%, respectively.

The bear flattener scenario highlights the risk to net interest income and the economic value of equity when short-term rates rise while long-term rates remain constant. In such a scenario, Peoples' variable rate asset yields along with deposit and short-term borrowing costs, which are correlated with short-term rates, increase, while long-term asset yields and long-term borrowing costs, which are more correlated with long-term rates, remain constant. Increased deposit and funding costs would be more than offset by increased variable rate asset yields; resulting in an increased amount of net interest income and higher net interest margin. At December 31, 2022, the bear flattener scenario resulted in an increase in net interest income of 0.6% and a decline in the economic value of equity of 1.9%.

During 2022, Peoples' Consolidated Balance Sheet was positioned to benefit from rising interest rates in terms of the potential impact on net interest income. The table illustrates this point as net interest income increases in the rising rate scenarios.

Peoples has entered into interest rate swaps as part of its interest rate risk management strategy. These interest rate swaps are designated as cash flow hedges and involve the receipt of variable rate amounts from a counterparty in exchange for Peoples

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making fixed payments. As of December 31, 2022, Peoples had thirteen interest rate swap contracts, with an aggregate notional value of $125.0 million. Additional information regarding Peoples' interest rate swaps can be found in "Note 15 Derivative Financial Instruments." An asset/liability model used to produce the analysis above requires assumptions to be made such as prepayment rates on interest-earning assets and repricing impact on non-maturity deposits. These business assumptions are based on business plans, economic and market trends, and available industry data. Management believes that its methodology for developing such assumptions is reasonable; however, there can be no assurance that modeled results will be achieved. The asset/liability model along with key modeling assumptions are subjected to a third-party review annually for effectiveness and regulatory compliance. Liquidity In addition to IRR management, another major objective of the ALCO is to ensure sufficient levels of liquidity are maintained. The ALCO defines liquidity as the ability to meet anticipated and unanticipated operating cash needs, loan demand and deposit withdrawals without incurring a sustained negative impact on profitability. A primary source of liquidity for Peoples is deposits. Liquidity is also provided by cash generated from earning assets such as loans and investment securities. Peoples also uses various wholesale funding sources to supplement funding from customer deposits. These external sources provide Peoples with the ability to obtain large quantities of funds in a relatively short time period in the event of sudden unanticipated cash needs. However, an over-utilization of external funding sources can expose Peoples to greater liquidity risk, as these external sources may not be accessible during times of market stress. Additionally, Peoples may be exposed to the risk associated with providing excess collateral to external funding providers, commonly referred to as counterparty risk. As a result, the ALCO's liquidity management policy sets limits on the net liquidity position and the concentration of non-core funding sources, which includes wholesale funding and brokered deposits. In addition to external sources of funding, Peoples considers certain types of deposits to be less stable or "volatile funding." These deposits include special money market products, large CDs and public funds. Peoples has established volatility factors for these various deposit products, and the liquidity management policy establishes a limit on the total level of volatile funding. Additionally, Peoples measures the maturities of external sources of funding for periods of one month, three months, six months and twelve months, and has established policy limits for the amounts maturing in each of these periods. The purpose of these limits is to minimize exposure to what is commonly termed rollover risk. An additional strategy used by Peoples in the management of liquidity risk is maintaining a targeted level of liquid assets. Management defines liquid assets as unencumbered cash (including cash on deposit at the FRB of Cleveland), and the market value of unpledged U.S. government and agency securities. Excluded from this definition are pledged securities, non-government securities, non-agency securities, municipal securities and loans. Management has established a minimum level of liquid assets in the liquidity management policy, which is expressed as a percentage of total loans and unfunded loan commitments. At December 31, 2022, Peoples maintained liquid assets of $251.3 million, representing 3.1% of total assets plus unfunded loan commitments. Peoples has also established a policy limit around the level of liquefiable assets expressed as a percentage of total loans and unfunded loan commitments. Liquefiable assets are defined as liquid assets plus the market value of unpledged securities not included in the liquid asset measurement. At December 31, 2022, Peoples maintained liquefiable assets of $480.6 million, representing 6.0% of total assets plus unfunded loan commitments. An essential element in the management of liquidity risk is a forecast of the sources and uses of anticipated cash flows. On a monthly basis, Peoples forecasts sources and uses of cash for the next twelve months. To assist in the management of liquidity, management has established a liquidity coverage ratio, which is defined as the total sources of cash divided by the total uses of cash. A ratio of greater than 1.0 times indicates that forecasted sources of cash are adequate to fund forecasted uses of cash. The liquidity management policy establishes a minimum limit of 1.0 times. At December 31, 2022, Peoples had a ratio of 3.71 times, which was within policy limits. Peoples also forecasts secondary or contingent sources of cash, and this includes external sources of funding and liquid assets. These sources of cash would be required if and when the forecasted liquidity coverage ratio dropped below the policy limit of 1.0 times. An additional liquidity measurement used by management includes the total forecasted sources of cash and the contingent sources of cash divided by the forecasted uses of cash. Management has established a minimum ratio of 3.0 times for this liquidity management policy limit. At December 31, 2022, Peoples had a ratio of 4.18 times, which was within policy limits. Peoples maintains multiple contingent sources of liquidity including secured wholesale funding lines and unsecured brokered deposit networks. Peoples' primary sources of secured wholesale funding are the FHLB of Cincinnati and the FRB of Cleveland. As of December 31, 2022, Peoples had unused collateral-based borrowing capacities of $241.1 million and $264.1 million, respectively, available with the FHLB of Cincinnati and the FRB of Cleveland. Together, these unused borrowing capacities represent 4.3% of total assets and unfunded loan commitments. Additionally, Peoples had $107.9 million of unpledged loan collateral eligible to secure additional borrowing capacity with the FRB of Cleveland. Disruptions in the sources and uses of cash can occur which can drastically alter the actual cash flows and negatively impact Peoples' ability to access internal and external sources of cash. Such disruptions might occur due to increased withdrawals of 75 deposits, increases in the funding required for loan commitments, a decrease in the ability to access external funding sources and other factors that would increase the need for funding and limit Peoples' ability to access needed funds. As a result, Peoples maintains a liquidity contingency funding plan ("LCFP") that considers various degrees of disruptions and develops action plans around these scenarios. Peoples' LCFP identifies scenarios where funding disruptions might occur and creates scenarios of varying degrees of severity. The disruptions considered include an increase in funding of unfunded loan commitments, unanticipated withdrawals of deposits, decreases in the renewal of maturing CDs and reductions in cash earnings. Additionally, the LCFP creates stress scenarios where access to external funding sources, or contingency funding, is suddenly limited, which includes a significant increase in the margin requirements where securities or loans are pledged, limited access to funding from other banks and limited access to funding from the FHLB of Cincinnati and the FRB of Cleveland. Peoples' LCFP scenarios include a base scenario, a mild stress scenario, a moderate stress scenario and a severe stress scenario. Each of these is defined as to the related severity and action plans are developed around each. Liquidity management also requires the monitoring of risk indicators that may alert the ALCO to a developing liquidity situation or crisis. Early detection of stress scenarios allows Peoples to take actions to help mitigate the impact to Peoples Bank's business operations. The LCFP contains various indicators, termed key risk indicators ("KRIs") that are monitored on a monthly basis, at a minimum. The KRIs include both internal and external indicators and include loan delinquency levels, criticized and classified loan levels, the ratios of non-performing loans to loans and to total assets, the total loan to total deposit ratio, the level of net non-core funding dependence, the level of contingency funding sources, the liquidity coverage ratio, changes in regulatory capital levels, forecasted operating loss and negative media concerning Peoples, irrational competitor pricing that persists, and an increase in rates for external funding sources. The LCFP establishes levels that define each of these KRIs under base, mild, moderate and severe scenarios. The LCFP is reviewed and updated at least on an annual basis by the ALCO and Peoples Bank's Board of Directors. Additionally, testing of the LCFP is required on an annual basis. Various stress scenarios and the related actions are simulated according to the LCFP. The results are reviewed and discussed and changes or revisions are made to the LCFP accordingly. Additionally, the LCFP is subjected to a third-party review annually for effectiveness and regulatory compliance. Starting at March 31, 2020, there was an increase in deposit balances due to the influx of funds from fiscal stimulus, the PPP and other government actions that persisted throughout 2021. During 2022, deposit balances declined due to customers returning to pre-COVID-19 pandemic balances as well as rising market interest rates due to high levels of inflation. Overall, management believes the current balance of cash and cash equivalents, anticipated investment portfolio cash flows and the availability of other funding sources will allow Peoples to meet anticipated cash obligations, as well as special needs and off-balance sheet commitments. Off-Balance Sheet Activities and Contractual Obligations Peoples routinely engages in activities that involve, to varying degrees, elements of risk that are not reflected in whole or in part in the Consolidated Financial Statements. These activities are part of Peoples' normal course of business and include traditional off- balance sheet credit-related financial instruments, interest rate contracts and commitments to make additional capital contributions in low-income housing tax credit investments. The following is a summary of Peoples’ significant off-balance sheet activities and contractual obligations. Detailed information regarding these activities and obligations can be found in the Notes to the Consolidated Financial Statements as follows: Activity or Obligation Note Off-balance sheet credit-related financial instruments 16 Operating lease obligations 6 Long-term borrowing obligations 10 Traditional off-balance sheet credit-related financial instruments are primarily commitments to extend credit and standby letters of credit. These activities are necessary to meet the financing needs of customers and could require Peoples to make cash payments to third parties in the event certain specified future events occur. The contractual amounts represent the extent of Peoples’ exposure in these off-balance sheet activities. However, since certain off-balance sheet commitments, particularly standby letters of credit, are expected to expire or be only partially used, the total amount of commitments does not necessarily represent future cash requirements. Peoples continues to lease certain facilities and equipment under noncancellable operating leases with terms providing for fixed monthly payments over periods generally ranging from two to thirty years. Several of Peoples’ leased facilities are inside retail shopping centers or office buildings and, as a result, are not available for purchase. Management believes these leased facilities increase Peoples’ visibility within its markets and afford sales associates additional access to current and potential clients. For certain acquisitions, often those involving insurance businesses and wealth management books of business, a portion of the consideration is contingent upon revenue metrics being achieved. US GAAP requires that the amounts be recorded upon acquisition 76 based on the best estimate of the future amounts to be paid at the time of acquisition. Any subsequent adjustment to the estimate is recorded in net income. Based on the acquisitions completed to date, management does not expect contingent consideration to have a material impact on Peoples' future performance. Management does not anticipate that Peoples’ current off-balance sheet activities will have a material impact on its future results of operations and financial condition based on historical experience and recent trends. Effects of Inflation on Financial Statements Substantially all of Peoples’ assets relate to banking and are monetary in nature. As a result, inflation does not impact Peoples to the same degree as companies in capital-intensive industries in a replacement cost environment. During a period of rising prices, a net monetary asset position results in a loss in purchasing power and conversely a net monetary liability position results in an increase in purchasing power. The opposite would be true during a period of decreasing prices. In the banking industry, monetary assets typically exceed monetary liabilities. ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Refer to the section captioned "Interest Rate Sensitivity and Liquidity" under "ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Form 10-K, which is incorporated herein by reference. ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA The Consolidated Financial Statements and accompanying notes, and the report of independent registered public accounting firm, are set forth immediately following "ITEM 9C DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS" of this Form 10-K. ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE No response required. ITEM 9A CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures Peoples’ management, with the supervision and participation of Peoples’ President and Chief Executive Officer and Peoples’ Executive Vice President, Chief Financial Officer and Treasurer, has evaluated the effectiveness of Peoples’ disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2022. Based upon that evaluation, Peoples’ President and Chief Executive Officer and Peoples’ Executive Vice President, Chief Financial Officer and Treasurer have concluded that: (a) information required to be disclosed by Peoples in this Form 10-K and other reports Peoples files or submits under the Exchange Act would be accumulated and communicated to Peoples’ management, including its President and Chief Executive Officer and its Executive Vice President, Chief Financial Officer and Treasurer, as appropriate to allow timely decisions regarding required disclosure; (b) information required to be disclosed by Peoples in this Form 10-K and other reports Peoples files or submits under the Exchange Act would be recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (c) Peoples’ disclosure controls and procedures were effective as of the end of the period covered by this Form 10-K. Remediation of Material Weakness in Internal Control Over Financial Reporting As previously disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Peoples' management, including Peoples' President and Chief Executive Officer and Peoples’ Executive Vice President, Chief Financial Officer and Treasurer, identified a material weakness in Peoples' internal control over financial reporting during the fiscal year ended December 31, 2021. Control deficiencies were identified by Peoples’ management related to the accounting for loans acquired in the September 17, 2021 Premier Merger, specifically the designation of those acquired loans as either PCD or non-PCD, the designation of PCD loans as either pooled or individually assessed, and the estimation and calculation of expected credit losses on individually assessed loans. Based upon an internal review by Peoples’ management, with the participation of Peoples’ President and Chief Executive Officer and Peoples’ Executive Vice President, Chief Financial Officer and Treasurer, it was determined that the deficiencies in the design of internal controls supporting acquired PCD loan accounting and the related allowance for credit losses aggregated to a material weakness in internal control over financial reporting. During the year ended December 31, 2022, management took the following actions to remediate the aforementioned internal control deficiencies: 77

• reviewed the then existing internal controls with respect to the business combination process and performed a risk assessment to ensure those internal controls were appropriately designed to address the respective risks of material misstatement to the financial statements; • implemented changes to Peoples' internal controls, including enhancing Peoples' internal control documentation (i.e., critical internal control operator steps, precision, review procedures); • implemented and performed additional internal controls, as necessary; • engaged third-party advisors to assist with internal control design for the Vantage acquisition, which closed during the year ended December 31, 2022; and • prepared Control Support Summary memos for each executed business combination internal control. Each of the Control Support Summary memos includes a description of all information used in the execution of the associated internal control and a detail of critical steps performed by the internal control operator while executing the internal control. Peoples' management believes the measures described above have remediated the material weakness previously identified and has concluded Peoples' internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2022. Management's Annual Report on Internal Control Over Financial Reporting The "Report of Management's Assessment of Internal Control Over Financial Reporting” required by Item 308(a) of SEC Regulation S-K is included on page 79 of this Form 10-K. Attestation Report of Independent Registered Public Accounting Firm The “Report of Independent Registered Public Accounting Firm” required by Item 308(b) of SEC Regulation S-K is included on page 81 of this Form 10-K. Ernst & Young LLP (U.S. PCAOB Auditor Firm I.D.: 42), the independent registered public accounting firm that audited Peoples' consolidated financial statements included in this Form 10-K, has issued an attestation report on the effectiveness of Peoples' internal control over financial reporting as of December 31, 2022. The report, which expresses the opinion that Peoples' management has maintained effective internal control over financial reporting as of December 31, 2022, is included in the "Report of Independent Registered Public Accounting Firm" Changes in Internal Control Over Financial Reporting Except in connection with the remediation of the material weakness identified in 2021 as discussed above, there were no changes in Peoples’ internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the fiscal quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, Peoples’ internal control over financial reporting. ITEM 9B OTHER INFORMATION None. ITEM 9C DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not Applicable. 78

Report of Management's Assessment of Internal Control Over Financial Reporting Peoples' management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Peoples' internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation, integrity, and fair presentation of Peoples' Consolidated Financial Statements for external purposes in accordance with United States generally accepted accounting principles. With the supervision and participation of Peoples' President and Chief Executive Officer and Peoples' Executive Vice President, Chief Financial Officer and Treasurer, Peoples' management evaluated the effectiveness of Peoples' internal control over financial reporting as of December 31, 2022, using the Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on the results of its evaluation, Peoples' management has concluded that Peoples' internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2022 No matter how well designed, internal control over financial reporting may not prevent or detect all misstatements. Projection of the evaluation of effectiveness to future periods is subject to risks, including but not limited to (a) controls may become inadequate due to changes in conditions; (b) a deterioration may occur in the degree of compliance with policies or procedures; and (c) the possibility of control circumvention or override occurring, any of which may lead to misstatements due to undetected error or fraud. Effective internal control over financial reporting can provide only a reasonable assurance with respect to financial statement preparation and financial reporting. Control deficiencies were identified by Peoples’ management related to the accounting for loans acquired in the September 17, 2021 Premier Merger, specifically the designation of those acquired loans as either PCD or non-PCD, the designation of PCD loans as either pooled or individually assessed, and the estimation and calculation of expected credit losses on individually assessed loans. Based upon an internal review by Peoples’ management, with the participation of Peoples’ President and Chief Executive Officer and Peoples’ Executive Vice President, Chief Financial Officer and Treasurer, it was determined that the deficiencies in the design of internal controls supporting acquired PCD loan accounting and the related allowance for credit losses aggregated to a material weakness in internal control over financial reporting as of December 31, 2021. A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Peoples’ annual or interim financial statements will not be prevented or detected on a timely basis. To address the financial disclosure impact by the identified internal control deficiencies, Peoples recorded a reduction in "Goodwill" of $6.1 million, a decrease in "Other assets" of $1.7 million, a decrease in the “Allowance for credit losses” of $3.7 million, an increase in “Loans and leases, net of deferred fees and costs” of $2.2 million, and a decrease in “Accrued expenses and other liabilities” of $0.4 million as of December 31, 2021, with an offsetting reduction in net income for the 2021 fiscal year of approximately $1.5 million. The impact of the material weakness (and related internal control deficiencies) on Peoples’ consolidated financial statements for the interim periods ended September 30, 2021 and December 31, 2021 were not considered material. Materiality was evaluated both quantitatively and qualitatively in accordance with the guidance provided by Staff Accounting Bulletin No. 99 – Materiality. As such, the material weakness (and related internal control deficiencies) did not result in a material misstatement in Peoples’ previously filed condensed consolidated financial statements for the periods ended September 30, 2021, and such financial statements can still be relied upon. To address the material weakness described above, Peoples reviewed the then existing internal controls with respect to the business combination process and performed a risk assessment to ensure those internal controls were appropriately designed to address the respective risks of material misstatement to the financial statements. Based on that review, Peoples' management implemented changes to Peoples' internal controls, enhanced Peoples' internal control documentation and implemented and performed additional internal control procedures as necessary. Peoples' management will continue to monitor the effectiveness of these internal controls and will make any further changes management determines to be necessary or appropriate. Peoples' management assessed the effectiveness of Peoples' internal control over financial reporting as of December 31, 2022, and, based on this assessment, has concluded Peoples' internal control over financial reporting was effective at a reasonable assurance level as of that date. Peoples' independent registered public accounting firm, Ernst & Young LLP has audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and has issued an audit report on Peoples' internal control over financial reporting. 79

By: /s/ CHARLES W. SULERZYSKI By: /s/ KATIE BAILEY Charles W. Sulerzyski Katie Bailey President and Chief Executive Officer Executive Vice President, Chief Financial Officer and Treasurer February 27, 2023 80

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Peoples Bancorp Inc. Opinion on Internal Control Over Financial Reporting We have audited Peoples Bancorp Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Peoples Bancorp Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 27, 2023 expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP Charleston, West Virginia February 27, 2023 81

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Peoples Bancorp Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Peoples Bancorp Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2023 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates. Accounting for the Allowance for Credit Losses Description of the Matter As discussed in Note 1 and Note 4 of the financial statements, management estimates the allowance for credit losses (ACL) based on information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The ACL is made up of both a quantitative modeled component as well as a qualitative component. The methodology for determining the quantitative component includes (1) a pooled component for loans that exhibit similar risk characteristics and (2) a specific component for those loans that do not exhibit similar risk characteristics. For loans exhibiting similar risk characteristics, the Company uses a loss driver method, which analyzes one or more economic variables to the change in default rate using a regression analysis, and a discounted cash flow methodology in determining an ACL for each loan segment. Management applies judgment in determining the extent of qualitative factors used in the qualitative component to adjust the loss rates for loan segments to reflect the impact these factors may have on expected losses in the loan portfolio. These include economic conditions, collateral, concentrations, troubled assets, Peoples' loss trends, peer loss trends, delinquency trends, portfolio composition and loan growth, underwriting, and certain other risks. The Company’s loan and lease portfolio totaled $4.71 billion as of December 31, 2022, and the associated ACL was $53.2 million. Auditing management’s estimate of the ACL involves a high degree of subjectivity due to the judgment required in assessing whether the economic forecast used is reasonable and supportable. Management’s determination of the economic forecast used in calculating the modelled ACL is highly judgmental and has a significant effect on the ACL. 82

How We Addressed the Matter in Our Audit We obtained an understanding of the Company’s processes for establishing the ACL through the year ended December 31, 2022. We evaluated the design and tested the operating effectiveness of the Company’s controls over the ACL process, which included, among others, management’s review and approval controls designed to assess and challenge whether the economic forecast used is reasonable and supportable. To test whether the economic forecast utilized by the Company in calculating the ACL was reasonable and supportable, our audit procedures included, among others, the following: 1) We obtained corroborative information, including employment statistics, economic reports and alternative economic forecasts, and considered any contrary evidence; 2) We evaluated the reliability of the external information source used by the Company in determining the economic forecast; 3) We verified the economic variables from the external information source were accurately input into the Company’s model used in estimating the ACL; 4) We compared the total ACL to the Company’s historical losses, considering changes in the current economic environment to evaluate whether the ACL appropriately reflected losses expected in the portfolio; and 5) We evaluated whether the total ACL appropriately reflected losses expected in the loan portfolio by comparing to peer bank data. /s/ Ernst & Young LLP We have served as the Company’s auditor since 1995. Charleston, West Virginia February 27, 2023 83

PEOPLES BANCORP INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, (Dollars in thousands) 2022 2021 Assets Cash and cash equivalents: Cash and due from banks $ 94,679 $ 74,354 Interest-bearing deposits in other banks 59,343 341,373 Total cash and cash equivalents 154,022 415,727 Available-for-sale investment securities, at fair value (amortized cost of $1,300,719 at December 31, 2022 and $1,283,146 at December 31, 2021) (a) 1,131,399 1,275,493 Held-to-maturity investment securities, at amortized cost (fair value of $478,509 at December 31, 2022 and $369,955 at December 31, 2021) (a) 560,212 374,129 Other investment securities 51,609 33,987 Total investment securities (a) 1,743,220 1,683,609 Loans and leases, net of deferred fees and costs (b) 4,707,150 4,481,600 Allowance for credit losses (53,162) (63,967) Net loans 4,653,988 4,417,633 Loans held for sale 2,140 3,791 Bank premises and equipment, net of accumulated depreciation 82,934 89,260 Bank owned life insurance 105,292 73,358 Goodwill 292,397 264,193 Other intangible assets 33,932 26,816 Other assets 139,379 89,134 Total assets $ 7,207,304 $ 7,063,521 Liabilities Deposits: Non-interest-bearing $ 1,589,402 $ 1,641,422 Interest-bearing 4,127,539 4,221,130 Total deposits 5,716,941 5,862,552 Short-term borrowings 500,138 166,482 Long-term borrowings 101,093 99,475 Accrued expenses and other liabilities 103,804 89,987 Total liabilities 6,421,976 6,218,496 Stockholders’ Equity Preferred stock, no par value, 50,000 shares authorized and no shares issued at December 31, 2022 and December 31, 2021 — — Common stock, no par value, 50,000,000 shares authorized, 29,857,920 shares issued at December 31, 2022 and 29,814,401 shares issued at December 31, 2021, including shares held in treasury 686,450 686,282 Retained earnings 265,936 207,076 Accumulated other comprehensive loss, net of deferred income taxes (127,136) (11,619) Treasury stock, at cost, 1,643,461 shares at December 31, 2022 and 1,577,359 shares at December 31, 2021 (39,922) (36,714) Total stockholders’ equity 785,328 845,025 Total liabilities and stockholders’ equity $ 7,207,304 $ 7,063,521 (a) Available-for-sale investment securities and held-to-maturity investment securities are presented net of allowance for credit losses of $0 and $241, respectively, as of December 31, 2022 and $0 and $286, respectively, at December 31, 2021. (b) Also referred to throughout this Form 10-K as "total loans" and "loans held for investment." See Notes to the Consolidated Financial Statements 84

PEOPLES BANCORP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	2022	2021	2020
Interest income:			
Interest and fees on loans	$ 234,765	$ 166,081	$ 140,090
Interest and dividends on taxable investment securities	28,903	15,033	14,188
Interest on tax-exempt investment securities	4,176	3,362	2,484
Other interest income	1,710	313	342
Total interest income	269,554	184,789	157,104
Interest expense:			
Interest on deposits	9,171	9,922	13,500
Interest on short-term borrowings	2,661	541	2,571
Interest on long-term borrowings	4,280	1,773	2,110
Total interest expense	16,112	12,236	18,181
Net interest income	253,442	172,553	138,923
(Recovery of) Provision for credit losses (a)	(3,510)	731	26,254
Net interest income after provision for credit losses	256,952	171,822	112,669
Non-interest income:			
Electronic banking income	21,094	18,010	14,246
Trust and investment income	16,391	16,456	13,662
Insurance income	15,727	15,252	14,042
Deposit account service charges	14,583	10,143	9,418
Lease income	4,267	1,293	—
Bank owned life insurance income	2,624	1,767	1,977
Mortgage banking income	1,397	3,439	6,499
Net (loss) gain on asset disposals and other transactions	(616)	493	(290)
Net loss on investment securities	(61)	(862)	(368)
Other non-interest income (b)	3,430	2,894	4,486
Total non-interest income	78,836	68,885	63,672
Non-interest expense:			
Salaries and employee benefit costs	112,690	94,612	76,361
Net occupancy and equipment expense	19,516	14,918	12,808
Data processing and software expense	14,241	10,542	7,441
Professional fees	12,094	15,783	6,912
Electronic banking expense	9,231	8,885	7,777
Amortization of other intangible assets	7,763	4,775	3,223
Marketing expense	3,728	3,658	2,101
FDIC insurance expense	3,702	1,976	1,302
Franchise tax expense	3,487	3,357	3,506
Other loan expenses	2,735	2,001	1,584
Communication expense	2,484	1,657	1,134
Other non-interest expense	15,476	21,573	9,546
Total non-interest expense	207,147	183,737	133,695
Income before income taxes	128,641	56,970	42,646
Income tax expense	27,349	9,415	7,879
Net income	**$ 101,292**	**$ 47,555**	**$ 34,767**
Earnings per common share – basic	**$ 3.61**	**$ 2.17**	**$ 1.74**
Earnings per common share – diluted	**$ 3.60**	**$ 2.15**	**$ 1.73**
Weighted-average number of common shares outstanding – basic	**27,908,022**	**21,816,511**	**19,721,772**
Weighted-average number of common shares outstanding – diluted	**27,999,602**	**21,959,883**	**19,843,806**

(a) The provision for credit losses includes changes related to the allowance for credit losses on loans, held-to-maturity investment securities, and the unfunded commitment liability.

(b) Includes realized and unrealized gains on equity investment securities recorded in other non-interest income of $2, $111, and $660 for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.

See Notes to the Consolidated Financial Statements

85

PEOPLES BANCORP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (Dollars in thousands) 2022 2021 2020 Net income $ 101,292 $ 47,555 $ 34,767 Other comprehensive (loss) income: Available-for-sale investment securities: Gross unrealized holding (loss) gain arising in the period (161,730) (26,985) 11,394 Related tax benefit (expense) 37,733 5,777 (2,393) Reclassification adjustment for net loss included in net income 61 862 368 Related tax expense (14) (192) (77) Net effect on other comprehensive (loss) income (123,950) (20,538) 9,292 Defined benefit plans: Net gain (loss) arising during the period 76 2,318 (1,072) Related tax (expense) benefit (18) (518) 225 Amortization of unrecognized loss on service benefit plans 63 103 127 Related tax benefit (15) (23) (27) Reclassification from accumulated other comprehensive income ("AOCI") 185 143 1,054 Related tax benefit (43) (32) (221) Net effect on other comprehensive income 248 1,991 86 Cash flow hedges: Net gains (losses) arising during the period 10,606 6,999 (8,376) Related tax (expense) benefit (2,421) (1,407) 1,759 Net effect on other comprehensive income (loss) 8,185 5,592 (6,617) Total other comprehensive (loss) income, net of tax (115,517) (12,955) 2,761 Total comprehensive (loss) income $ (14,225) $ 34,600 $ 37,528 See Notes to the Consolidated Financial Statements 86

PEOPLES BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2019	**$ 420,876**	**$ 187,149**	**$ (1,425)**	**$ (12,207)**	**$ 594,393**
Net income	—	34,767	—	—	34,767
Other comprehensive income, net of tax	—	—	2,761	—	2,761
Cash dividends declared	—	(27,516)	—	—	(27,516)
Reissuance of treasury stock for common share awards	(2,729)	—	—	2,729	—
Reissuance of treasury stock for deferred compensation plan for Boards of Directors	—	—	—	59	59
Repurchase of treasury stock in connection with employee incentive plan and under compensation plan for Boards of Directors	—	—	—	(1,128)	(1,128)
Common shares repurchased under share repurchase program	—	—	—	(29,281)	(29,281)
Common shares issued under dividend reinvestment plan	799	—	—	—	799
Common shares issued under compensation plan for Boards of Directors	17	—	—	360	377
Common shares issued under performance unit awards, net of tax	41	—	—	138	179
Stock-based compensation	3,556	—	—	—	3,556
Common shares issued under employee stock purchase plan	(24)	—	—	440	416
Impact of adoption of new accounting standard, net of taxes (a)	$ —	(3,709)	$ —	$ —	(3,709)
Balance, December 31, 2020	**$ 422,536**	**$ 190,691**	**$ 1,336**	**$ (38,890)**	**$ 575,673**
Net income	—	47,555	—	—	47,555
Other comprehensive loss, net of tax	—	—	(12,955)	—	(12,955)
Cash dividends declared	—	(31,170)	—	—	(31,170)
Reissuance of treasury stock for common share awards	(2,740)	—	—	2,740	—
Reissuance of treasury stock for deferred compensation plan for Boards of Directors	—	—	—	74	74
Repurchase of treasury stock in connection with employee incentive plan and under compensation plan for Boards of Directors	—	—	—	(1,306)	(1,306)
Common shares issued under dividend reinvestment plan	910	—	—	—	910
Common shares issued under compensation plan for Boards of Directors	98	—	—	276	374
Stock-based compensation	3,436	—	—	—	3,436
Common shares issued under employee stock purchase plan	143	—	—	392	535
Issuance of common shares related to the Premier Merger	261,899	—	—	—	261,899
Balance, December 31, 2021	**$ 686,282**	**$ 207,076**	**$ (11,619)**	**$ (36,714)**	**$ 845,025**

87

PEOPLES BANCORP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (CONTINUED) Common Stock Retained Earnings Accumulated Other Comprehensive (Loss) Income Treasury Stock Total Stockholders' Equity(Dollars in thousands) Net income $ — $ 101,292 $ — $ — $ 101,292 Other comprehensive loss, net of tax — — (115,517) — (115,517) Cash dividends declared — (42,432) — — (42,432) Reissuance of treasury stock for common share awards (4,989) — — 4,989 — Reissuance of treasury stock for deferred compensation plan for Boards of Directors — — — 78 78 Repurchase of treasury stock in connection with employee incentive plan and under compensation plan for Boards of Directors — — — (1,745) (1,745) Common shares repurchased under share repurchase program — — — (7,407) (7,407) Common shares issued under dividend reinvestment plan 1,272 — — — 1,272 Common shares issued under compensation plan for Boards of Directors 83 — — 423 506 Common shares issued under employee stock purchase plan 95 — — 454 549 Stock-based compensation 3,707 — — — 3,707 Balance, December 31, 2022 $ 686,450 $ 265,936 $ (127,136) $ (39,922) $ 785,328 (a) On January 1, 2020, Peoples adopted ASU 2016-13, which resulted in a reduction to retained earnings of $3.7 million, net of statutory federal corporate income tax. See Notes to the Consolidated Financial Statements 88

PEOPLES BANCORP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands) 2022 2021 2020 Operating activities: Net income $ 101,292 $ 47,555 $ 34,767 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation, amortization and accretion, net 17,319 24,643 25,639 (Recovery of) provision for credit losses (3,510) 731 26,254 Bank owned life insurance income (2,624) (1,767) (1,977) Net loss on investment securities 61 862 368 Fair value adjustment on equity investment securities (2) (111) (660) Loans originated for sale (48,081) (94,154) (260,974) Proceeds from sales of loans 50,442 157,349 268,363 Net gains on sales of loans (994) (2,994) (6,446) Deferred income tax expense (benefit) 18,566 2,874 (8,101) (Decrease) increase in accrued expenses (4,692) 2,433 799 (Increase) decrease in interest receivable (5,836) 1,435 (865) Increase in other assets 1,629 2,874 1,006 Change in lease right-of-use assets and lease liabilities (38) 509 48 Other, net (3,693) 14,181 7,262 Net cash provided by operating activities 119,839 156,420 85,483 Investing activities: Available-for-sale investment securities: Purchases (246,155) (852,542) (261,395) Proceeds from sales 28,663 544,096 82,610 Proceeds from principal payments, calls and prepayments 190,143 297,693 356,854 Held-to-maturity investment securities: Purchases (206,768) (316,346) (40,112) Proceeds from principal payments 19,033 7,333 5,123 Other investment securities: Purchases (23,632) (1,415) (6,261) Proceeds from sales 5,784 9,299 12,180 Net (increase) decrease in loans held for investment (58,142) 113,467 (444,128) Net expenditures for premises and equipment (6,753) (6,685) (4,299) Proceeds from sales of other real estate owned 572 2,073 269 Investment in bank owned life insurance (30,000) — — Proceeds from bank owned life insurance 689 — 108 Business acquisitions, net of cash received (85,791) 132,719 (94,856) Investment in limited partnership and tax credit funds (1,857) (4,125) (12) Net cash used in investing activities (414,214) (74,433) (393,919) Financing activities: Net (decrease) increase in non-interest-bearing deposits (52,020) 150,986 326,115 Net (decrease) increase in interest-bearing deposits (93,082) 49,774 292,822 Net increase (decrease) in short-term borrowings 328,611 14,414 (263,716) Proceeds from long-term borrowings 24,804 — 50,000 Payments on long-term borrowings (125,345) (2,132) (2,715) Cash dividends paid (42,372) (31,002) (27,052) Repurchase of treasury stock under share repurchase program (7,407) — (29,281) Purchase of treasury stock in connection with employee incentive program and compensation plan for Boards of Directors to be held as treasury stock (1,745) (1,306) (1,128) Proceeds from issuance of common shares 1,226 906 594 Contingent consideration payments made after a business acquisition — — (296) Net cash provided by financing activities 32,670 181,640 345,343 Net (decrease) increase in cash and cash equivalents (261,705) 263,627 36,907 Cash and cash equivalents at beginning of period 415,727 152,100 115,193 Cash and cash equivalents at end of period $ 154,022 $ 415,727 $ 152,100 89

PEOPLES BANCORP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) (Dollars in thousands) 2022 2021 2020 Supplemental cash flow information: Interest paid $ 16,270 $ 13,391 $ 18,939 Income taxes paid 4,131 6,693 12,500 Supplemental noncash disclosures: Transfers from loans to other real estate owned $ 110 $ 298 $ 296 Noncash recognition of new leases 880 2,482 62 See Notes to the Consolidated Financial Statements 90

PEOPLES BANCORP INC. AND SUBSIDIARIES TABLE OF CONTENTS TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Note 1. Summary of Significant Accounting Policies 92 Note 2. Fair Value of Financial Instruments 100 Note 3. Investment Securities 103 Note 4. Loans and Leases 107 Note 5. Bank Premises and Equipment 116 Note 6. Leases 117 Note 7. Goodwill and Other Intangible Assets 119 Note 8. Deposits 121 Note 9. Short-Term Borrowings 122 Note 10. Long-Term Borrowings 123 Note 11. Stockholders' Equity 125 Note 12. Employee Benefit Plans 127 Note 13. Income Taxes 130 Note 14. Earnings Per Common Share 132 Note 15. Derivative Financial Instruments 132 Note 16. Off-Balance Sheet Risk 134 Note 17. Regulatory Matters 134 Note 18. Stock-Based Compensation 136 Note 19. Revenue 138 Note 20. Acquisitions 138 Note 21. Parent Company Only Financial Information 144 91

PEOPLES BANCORP INC. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Peoples Bancorp Inc. is a financial holding company that offers a full range of financial services and products primarily offered through its 129 financial service offices and ATMs, including 113 full-service branches in Ohio, West Virginia, Kentucky, Virginia, Washington, D.C. and Maryland as of December 31, 2022, as well as through online resources that are web-based and mobile-based. Peoples' insurance, premium financing and equipment leasing services are offered nationwide. Brokerage services are offered exclusively through an unaffiliated registered broker-dealer located at Peoples Bank's offices. Indirect consumer lending activities are provided through approved dealerships. Peoples Bank's credit card and merchant processing services are provided through joint marketing arrangements with third parties. Note 1 Summary of Significant Accounting Policies The accounting and reporting policies of Peoples Bancorp Inc. and subsidiaries ("Peoples" refers to Peoples Bancorp Inc. and its consolidated subsidiaries collectively, except where the context indicates the reference relates solely to Peoples Bancorp Inc.) conform to US GAAP and to general practices within the banking industry. The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed in the preparation of the financial statements: Business Combinations: Business combinations are accounted for using the acquisition method of accounting. Under this accounting method, the acquired company's net assets are recorded at fair value on the date of acquisition, and the results of operations of the acquired company are combined with those of Peoples from the acquisition date forward. Costs related to the acquisition are expensed as incurred. The purchase price paid over the fair value of the net assets acquired, including intangible assets with finite lives, is recorded as goodwill. Consolidation: Peoples' Consolidated Financial Statements include subsidiaries in which Peoples has a controlling financial interest, principally defined as owning a voting interest of greater than 50%. The Consolidated Financial Statements include the accounts of Peoples and its consolidated subsidiaries, Peoples Bank (along with its wholly-owned subsidiaries), Peoples Investment Company, Peoples Risk Management, Inc., NB&T Statutory Trust III, and FNB Capital Trust One, for which Peoples holds all of the common securities. All intercompany accounts and transactions have been eliminated. Fair Value Measurements: The measurement of fair value under US GAAP uses a hierarchy intended to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows: Level 1: Quoted prices in active exchange markets for identical assets or liabilities; also includes certain U.S. Treasury and other U.S. government and agency securities actively traded in over-the-counter markets. Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data; also includes derivative financial instruments whose value is determined using a pricing model with observable market inputs or can be derived principally from, or corroborated by, observable market data. This category generally includes certain U.S. government and agency securities, corporate debt securities, derivative instruments, and residential mortgage loans held for sale. Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data. This category generally includes certain private equity investments, retained interests from securitizations, and certain collateralized debt obligations. Operating Segments: Peoples' business activities are currently confined to one reportable operating segment, which is community banking. As a community banking entity, Peoples offers its customers a full range of products including a complete line of banking, leasing, insurance, investment and trust solutions. Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, balances due from other banks, interest-bearing deposits in other banks, federal funds sold and other short-term investments with original maturities of ninety days or less. Peoples had no restricted funds at December 31, 2022 or December 31, 2021 held in interest-bearing deposits in other banks, which were being used as collateral and not available for withdrawal. During 2021, Peoples began collateralizing its hedging relationships with investment securities in lieu of cash and cash equivalents held in other banks. 92

Investment Securities: Investment securities are recorded initially at cost, which includes premiums and discounts if purchased at other than par or face value. Peoples amortizes premiums and accretes discounts as an adjustment to interest income on a level yield basis. The cost of investment securities sold, excluding equity investment securities, and any resulting gain or loss, is based on the specific identification method and recognized as of the trade date. The cost of equity investment securities is based on the weighted-average method. Peoples determines the appropriate classification of investment securities at the time of purchase. Held-to-maturity securities are those securities that Peoples has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to Peoples' liquidity needs, changes in market interest rates, and asset-liability management strategies, among other considerations. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in total stockholders' equity as a separate component of AOCI, net of applicable deferred income taxes. Certain restricted equity investment securities that do not have readily determinable fair values and for which Peoples does not exercise significant influence, are carried at cost. These cost method securities are reported in "Other investment securities" on the Consolidated Balance Sheets and consist primarily of shares of the Federal Home Loan Bank of Cincinnati (the "FHLB") and the Federal Reserve Bank of Cleveland (the "FRB"). Peoples evaluates available-for-sale investment securities on a quarterly basis to determine how much, if any, allowance for credit losses is required. Peoples reviews available-for-sale investment securities at an unrealized loss position, with potential exposure to a credit event (which excludes U.S. government and U.S. government sponsored agency securities) to determine if the unrealized loss was credit-related. An allowance for credit losses is recorded to the extent that the unrealized loss was credit- related and likely to be permanent. Peoples evaluates held-to-maturity investment securities on a quarterly basis in determining an allowance for credit losses. Peoples has determined that the loss given default for U.S. government sponsored enterprise investment securities is zero, due to the fact that it is unlikely the ultimate guarantor (the U.S. government) would not perform on its implicit guarantee in the event of default. The remaining securities are included in the calculation of the allowance for credit losses for held-to-maturity investment securities. Loans and Leases: Loans originated by Peoples that Peoples has the positive intent and ability to hold for the foreseeable future or to maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, purchase premiums and discounts, charge-offs and an allowance for credit losses. Leases originated by Peoples are reported at the net investment of the lease, net of initial direct costs, charge-offs and an allowance for credit losses. Throughout this Form 10-K, loans and leases are referred to as "total loans" and "loans held for investment". The foreseeable future is based upon current market conditions and business strategies, as well as balance sheet management and liquidity. As the conditions change, so may management's view of the foreseeable future. Peoples considers loans and leases past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan or lease agreement. Upon detection of the reduced ability of a borrower or lessee to meet cash flow obligations, consumer and residential real estate loans and leases are typically charged down to the net realizable value, with the residual balance placed on nonaccrual status. Loans and leases deemed to be uncollectable are charged against the allowance for credit losses, while recoveries of previously charged off amounts are credited to the allowance for credit losses. Loans and leases acquired in a business combination that have evidence of more than insignificant credit deterioration, which includes loans and leases that Peoples believes it is probable that Peoples will be unable to collect all contractually required payments, are considered PCD loans or leases. These loans are recorded at the purchase price, and an allowance for credit losses is determined using the same methodology as for other loans or leases. The initial allowance for credit losses determined on a collective basis is allocated to individual loans or leases. The total of the purchase price and allowance for credit losses is the net amount expected to be collected for PCD loans or leases. The variance between the initial amortized cost basis and the par value of the loan is considered an interest premium or discount, which is amortized or accreted into interest income on a level yield method over the life of the loan. The variance between the initial amortized cost basis and the fair value of a lease is considered an interest premium or discount, which is amortized or accreted into interest income on a level yield method over the life of the lease. Loans and leases acquired in a business combination that are not considered PCD are recorded at fair value and the difference between the acquisition date fair value and the contractual amounts due at the acquisition date represents the discount or premium to each loan's or lease's cost basis and is accreted or amortized to interest income over the loan's or lease's remaining life using the level yield method. At the acquisition date, Peoples records provision for credit losses to establish the allowance for credit losses for these acquired loans and leases. 93

Loans Held for Sale: Loans originated by Peoples and intended to be sold in the secondary market, generally one-to-four family residential loans, are carried at the lower of cost or estimated fair value determined on an aggregate basis. Gains and losses on sales of loans held for sale are included in mortgage banking income. Loans originated by Peoples with the intent to be held in the portfolio are subsequently transferred to held for sale when a decision is made to sell these loans. At the time of a loan's transfer to the held for sale classification, the loan is recorded at the lower of cost or its fair value. Any reduction in the loan's fair value is reflected as a write-down of the recorded investment resulting in a new cost basis, with a corresponding charge against the allowance for credit losses. If the fair value of a loan classified as held for sale in subsequent periods is less than its cost basis, the carrying value of the loan is adjusted accordingly, with the corresponding loss recognized in income. Allowance for Credit Losses: The allowance for credit losses includes both the allowance for credit losses for loans and leases and the allowance for credit losses on lending-related commitments. The allowance for credit losses is a valuation reserve established through the provision for credit losses charged against income. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is measured on a pool basis, with loans collectively evaluated when similar risk characteristics exist. Peoples evaluated risk characteristics, including but not limited to: internal or third-party credit scores or credit ratings, risk ratings or classifications, financial asset type, collateral type, size, effective interest rate, term, geographical location, industry of the borrower, vintage, historical or credit loss patterns and reasonable and supportable forecast periods. Peoples identified 19 segments for which it believes there are similar risk characteristics and utilized a discounted cash flow methodology in determining an allowance for credit losses for each segment. Peoples' estimates the allowance for credit losses using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. In management's estimation of expected credit losses, Peoples' uses a one year reasonable and supportable period across all segments. In estimating credit losses, Peoples uses a loss driver method, which analyzes one or more economic variables to the change in default rate using a regression analysis. Variables that had a strong correlation were selected as economic factors, or variables, for the model. If a single variable was not found to be strongly correlated, additional variables were included. Peoples utilizes the U.S. unemployment, Ohio unemployment, and Ohio Gross Domestic Product as economic factors in modeling. Probabilities of default are used in the loss driver model, and are analyzed on a quarterly basis to assess reasonableness. Peoples measured loss given default at the segment level due to statistical considerations using historical information. Peoples also utilized peer data due to somewhat volatile loss history in certain segments to normalize default curves, which provided more meaningful results. Peoples modeled amortizing loans with a prepayment rate annualized to one year. The prepayment rates were calculated using Peoples' historical data, at the segment level. Peoples models extensions of contractual terms in the following situations: when a loan is 60 days or more past due, when a partial charge-off has occurred, if the loan is in nonaccrual status, if a troubled debt restructuring ("TDR") has occurred, or if the loan is grade 5 or higher. When any of these criteria are met and the loan matures within the next 12 months, the loan will be modeled to extend for an additional 12 months. In general, Peoples completes a quarterly evaluation based on several qualitative factors to determine if there should be adjustments made to the allowance for credit losses. These factors include economic conditions, collateral, concentrations, troubled assets, Peoples' loss trends, peer loss trends, delinquency trends, portfolio composition and loan growth, underwriting, and certain other risks. The allowance for credit losses related to specific loans was based on management's estimate of potential losses on impaired loans as determined by (1) the present value of expected future cash flows, (2) the fair value of collateral if the loan is determined to be collateral dependent, or (3) the loan's observable market price. Peoples categorized loans involving commercial borrowers into risk categories based upon an established grading matrix. This system was used to manage the risk within Peoples' commercial lending activities, evaluate changes in the overall credit quality of the loan portfolio and evaluate the appropriateness of the allowance for credit losses. Loan grades are assigned at the time a new loan or lending commitment is extended by Peoples and may be changed at any time when circumstances warrant. Commercial loans to borrowers with an aggregate unpaid principal balance in excess of $1.0 million are reviewed at least on an annual basis for possible credit deterioration. Commercial leases, as well as loan relationships whose aggregate credit exposure to Peoples is equal to or less than $1.0 million are reviewed at least on an event driven basis. Triggers for review include knowledge of adverse events affecting the borrower's business, receipt of financial statements indicating deteriorating credit quality or other similar events. Adversely classified loans are reviewed on a quarterly basis. The primary factors considered when assigning a risk grade to a loan include (1) reliability and sustainability of the primary source of repayment, (2) past, present and projected financial condition of the borrower, and (3) current economic and industry conditions. Other factors that could influence the risk grade assigned include the type and quality of collateral and the strength of 94 any guarantors. The primary source of repayment for commercial real estate loans and commercial and industrial loans is normally the operating cash flow of the business available to repay debt. Management's analysis of operating cash flow for commercial real estate loans secured by non-owner occupied properties takes into account factors such as rent rolls and vacancy statistics. Management's analysis of operating cash flow for commercial real estate loans secured by owner occupied properties and all commercial and industrial loans considers the profitability, liquidity and leverage of the business. The evaluation of construction loans includes consideration of the borrower's ability to complete construction within the established budget. The primary factors considered when classifying residential real estate loans, home equity lines of credit and consumer loans include the loan's past due status and any declaration of bankruptcy by the borrower(s). The classification of residential real estate loans and home equity lines of credit also takes into consideration the current value of the underlying collateral. Peoples has elected the practical expedient not to measure allowance for credit losses for accrued interest receivables. Unfunded Commitments: Peoples also completes a quarterly evaluation for unfunded commitments for loans that are not unconditionally cancellable, which includes construction loans, floor plan lines of credit, home equity lines of credit, other credit lines and letters of credit. Peoples performed a study to determine the historical funding rates of unadvanced portions of loans, and applied these funding rates to the unfunded commitments at period end. The loss rates, including qualitative factors, in determining the allowance for credit losses were applied at the segment level to the unfunded commitment amount to determine the allowance for credit loss liability for unfunded commitments. Troubled Debt Restructuring ("TDR"): The restructuring of a loan is considered a TDR if both (1) the borrower is experiencing financial difficulties and (2) the creditor has granted a concession. Loans acquired that are restructured after acquisition are not considered TDRs if the loans evidenced credit deterioration as of the acquisition date and are accounted for in pools of PCD loans. In assessing whether or not a borrower is experiencing financial difficulties, Peoples considers information currently available regarding the financial condition of the borrower. This information includes, but is not limited to, whether (1) the borrower is currently in payment default on any of the borrower's debt; (2) a payment default is probable in the foreseeable future without the modification; (3) the borrower has declared or is in the process of declaring bankruptcy; and (4) the borrower's projected cash flow is insufficient to satisfy contractual payments due under the original terms of the loan without a modification. Peoples considers all aspects of the modification to loan terms to determine whether or not a concession has been granted to the borrower. Key factors considered by Peoples include the borrower's ability to access funds at a market rate for loans with similar risk characteristics, the significance of the modification relative to the unpaid principal loan balance or collateral value underlying the loan, and the significance of a delay in the timing of payments relative to the original contractual terms of the loan. The most common concessions granted by Peoples generally include one or more modifications to the terms of the loan, such as (1) a reduction in the interest rate for the remaining life of the loan, (2) an extension of the maturity date at an interest rate lower than the current market rate for a new loan with similar risk, (3) a temporary period of interest-only payments, and (4) a reduction in the contractual payment amount for either a short period or the remaining term of the loan. All TDRs are evaluated individually to determine if a write-down is required and if they should be on accrual or nonaccrual status. On March 22, 2020, federal and state banking regulators issued a joint statement, with which the FASB concurred as to the approach, regarding accounting for loan modifications for borrowers affected by COVID-19, based on provisions included in the CARES Act. In this guidance, short-term modifications, made on a good faith basis in response to COVID-19, to borrowers who were current prior to any relief, are not considered TDRs. This includes short-term modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment which are insignificant. Under the guidance, borrowers that are considered current are those that were less than 30 days past due on their contractual payments at the time a modification program was implemented. In addition, modification or deferral programs mandated by the U.S. federal government or any state government related to COVID-19 are not in the scope of accounting for TDRs defined in ASC 310-40. Based on this guidance, Peoples does not classify COVID-19 loan modifications as TDRs. On August 3, 2020, federal and state banking regulators issued a joint statement, encouraging financial institutions to consider prudent accommodation options to mitigate losses for the borrower and financial institution beyond the initial accommodation period. Under this guidance, institutions should also provide consumers with available options for repaying missed payments at the end of their accommodation to avoid delinquencies, as well as options for changes to terms to support sustainable and affordable payments for the long term. These considerations should also include prudent risk management practices at the financial institution based on the credit risk of the borrower. Peoples is actively working with its affected customers to address any further accommodation needs while carefully evaluating the associated credit risk of the borrowers. Nonaccrual Loans: Peoples discontinues the accrual of interest on a loan when conditions cause management to believe collection of all or any portion of the loan's contractual interest is doubtful. Such conditions may include the borrower being 90 days or more past due on any contractual payments, or current information regarding the borrower's financial condition and repayment ability. All unpaid accrued interest deemed uncollectable is reversed, which reduces Peoples' net interest income. Interest received on nonaccrual loans is included in income only if principal recovery is reasonably assured. 95

Under the CARES Act, which was subsequently extended under legislation enacted in December 2020, borrowers who were making payments as required and were not considered past due prior to becoming affected by COVID-19 and then received payment accommodations as a result of the effects of COVID-19 generally would not be reported as past due. If Peoples agrees to a payment deferral for a borrower under the CARES Act, this may result in no contractual payments being past due, and the loans are not considered past due during the period of the deferral. Under the CARES Act, during the time that Peoples maintains these short-term arrangements with borrowers, it should not report the loans as nonaccrual. This program expired as of January 1, 2022. Bank Premises and Equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets owned. Major improvements to leased facilities are capitalized and included in bank premises at cost less accumulated depreciation, which is calculated on the straight- line method over the lesser of the remaining term for the leased facility or the estimated economic life of the improvement. Goodwill and Other Intangible Assets: Goodwill represents the excess of the cost of an acquisition or business combination over the fair value of the net assets acquired in the acquisition or business combination. Goodwill is not amortized but is tested for impairment when indicators of impairment exist, or at least annually on October 1. Peoples' other intangible assets include customer relationship intangible assets, core deposit intangible assets, indefinite-lived trade name and servicing rights representing the net present value of future economic benefits to be earned from acquired customer relationships with definite useful lives. These intangible assets are amortized on an accelerated basis over their estimated lives ranging from 7 to 10 years. Servicing Rights: Servicing rights represent the right to service loans sold to third-party investors. Loans that are sold are primarily mortgage loans, but also include small business and agricultural loans. Servicing rights are recognized separately as a servicing asset whenever Peoples undertakes an obligation to service financial assets. Servicing rights are reported in other intangible assets on the Consolidated Balance Sheets. Serviced loans that have been completely sold are not included on the Consolidated Balance Sheets. Loan servicing income included in mortgage banking income includes servicing fees received from the third-party investors and certain charges collected from the borrowers. Peoples initially records servicing rights at fair value at the time of the sale of the loans to the third-party investor. Peoples follows the amortization method for the subsequent measurement of each class of separately recognized servicing assets and liabilities. Under the amortization method, Peoples amortizes the value of servicing assets or liabilities utilizing a straight-line basis approach over the period of estimated net servicing income or net servicing loss, and assesses servicing assets or liabilities for impairment or increased obligation based on the fair value at each reporting date. The fair value of the servicing rights is determined by using a discounted cash flow model, which estimates the present value of the future net cash flows of the servicing portfolio based on various factors, such as servicing costs, expected prepayment speeds and discount rates. Derivatives: Peoples enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known or expected cash amounts, the value of which is determined by interest rates. Peoples’ derivative financial instruments are used to manage differences in the amount, timing and duration of Peoples' known or expected cash receipts and its known or expected cash payments principally related to certain variable rate borrowings. Peoples also has interest rate derivative financial instruments that result from a service provided to certain qualifying customers and, therefore, are not used to manage interest rate risk in Peoples' assets or liabilities. Peoples manages a matched book with respect to customer- related derivative financial instruments in order to minimize its net risk exposure resulting from such transactions. Amounts reported in AOCI related to derivatives are reclassified to interest income or expense as interest payments are made or received on Peoples' variable-rate assets or liabilities. Peoples assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged transaction. If the derivative financial instruments designated as cash flow hedges are deemed effective, changes in the fair value of each derivative financial instrument are reported in AOCI (outside of earnings), net of tax, and subsequently reclassified to earnings when the hedged transaction affects earnings. If the derivative financial instruments designated as cash flow hedges are deemed ineffective, changes in the fair value of the derivative financial instrument are recognized directly in earnings. Interest Rate Lock Commitments: Peoples enters into interest rate lock commitments with borrowers and best efforts commitments with investors on mortgage loans originated for sale into the secondary markets to manage the inherent interest rate and pricing risk associated with selling loans. An interest rate lock commitment generally terminates once the loan is funded, the lock period expires or the borrower decides not to contract for the loan. A best efforts commitment generally terminates once the loan is sold, the commitment period expires or the borrower decides not to contract for the loan. These commitments are considered derivatives. The valuation of such commitments considers the servicing release premium, but does not consider other expected cash flows related to the servicing of the future loan. Management determined these derivatives did not have a material effect on Peoples' financial position, results of operations or cash flows. Investments in Affordable Housing Limited Partnerships: Investments in affordable housing consist of investments in limited partnerships that operate qualified affordable housing projects or that invest in other limited partnerships formed to operate affordable housing projects. These investments are considered variable interest entities for which Peoples is not the primary beneficiary. Peoples generally utilizes the effective yield method to account for these investments with the tax credits, net of the 96 amortization of the investment, reflected in the Consolidated Statements of Income as a reduction in income tax expense. The unamortized amount of the investments is recorded in "Other assets" and totaled $15.1 million and $16.6 million at December 31, 2022 and 2021, respectively. Other Real Estate Owned ("OREO"): OREO, included in "Other assets" on the Consolidated Balance Sheets, is comprised primarily of commercial and residential real estate properties acquired by Peoples in satisfaction of a loan. OREO obtained in satisfaction of a loan is recorded at the lower of cost or estimated fair value, less estimated costs to sell the property. Peoples had OREO totaling $8.9 million at December 31, 2022 and $9.5 million at December 31, 2021. Securities Sold Under Agreements to Repurchase ("Repurchase Agreements"): Peoples enters into Repurchase Agreements with customers and other financial services companies, which are considered financings. As such, these obligations are recorded as a liability on the Consolidated Balance Sheets and disclosed in "Note 9 Short-Term Borrowings" and "Note 10 Long-Term Borrowings," as appropriate. Securities pledged as collateral under Repurchase Agreements are included in investment securities on the Consolidated Balance Sheets and are disclosed in "Note 3 Investment Securities." The fair value of the collateral pledged to a third party is continually monitored and additional collateral is pledged or returned, as deemed appropriate. Interest Income Recognition: Interest income on loans and investment securities is recognized by methods that result in level rates of return on principal amounts outstanding. This includes yield adjustments resulting from the amortization of premiums on investment securities, loan costs and premiums, and accretion of discounts on investment securities, loan fees and discounts. Loans that have been placed on nonaccrual, and are subsequently returned to accruing status, recognize interest income similar to other accruing loans once they return to accruing status. Prior accrued interest that was reversed when the loan was placed on nonaccrual is recognized when received, after all of the principal of the loan outstanding has been paid. Since mortgage-backed securities comprise a sizable portion of Peoples' investment portfolio, a significant increase in principal payments on those securities can impact interest income due to the corresponding acceleration of premium amortization or discount accretion. Under the CARES Act, Peoples has made certain modifications that include the short-term deferral of interest for certain borrowers. In these cases, Peoples recognizes interest income as earned. The deferred interest will be repaid by the borrower in a future period. Revenue Recognition: Peoples recognizes revenues as they are earned based on contractual terms, or as services are provided and collectability is reasonably assured. Peoples’ principal source of revenue is interest income, which is recognized on an accrual basis primarily according to the terms in written contracts, such as loan agreements or securities contracts. Estimates of variable consideration are included in revenue to the extent that it is probable that a significant reversal of cumulative revenue will not occur, once the uncertainty is resolved. Peoples' contracts with customers are short-term in nature, and were recognized under the following revenue streams: Electronic Banking Income: Electronic banking income consists of two revenue streams related to interchange income, and promotional and usage income. Peoples recognizes interchange income over time, on a monthly basis, which is based on the transactional volume of debit card activity completed by its customers during the month in which income is recognized. Peoples is obligated, based on its contracts with third parties, to meet certain volumes of debit card activities, which are performed by Peoples' customers, over a certain period of time. Interchange income is variable as it is based on the transaction volume of debit card activity completed by Peoples' customers. Peoples estimates the variable consideration based upon the most likely amount method, and does not expect or anticipate a significant reversal of revenue in future periods. Payment is due for all PIN transactions from the vendor within one month of the completed customer debit card activity, while all other interchange transaction fees are earned and recorded on a daily basis. Peoples has elected to apply a practical expedient of right to invoice when recognizing interchange income, as Peoples has fulfilled the required performance obligations, the vendor has consumed the service, and Peoples has a right to the related income. Peoples also recognizes promotional and usage income over time, on a monthly basis, which is related to branding of debit cards and promotion or use of certain services provided by third-party vendors. Peoples is obligated to brand its debit cards in a certain manner, and promote and use services provided by third-party vendors. Promotional and usage income is variable as it is based on certain metrics achieved for promotion and usage of services provided by the third-party vendors. Peoples estimates the variable consideration based upon the most likely amount method, and does not expect or anticipate a significant reversal of revenue in future periods. Payment is due from the third-party vendors within 45 days of the monthly fulfillment of Peoples' performance obligation. Peoples has elected to apply a practical expedient of right to invoice when recognizing promotional and usage income, as Peoples has fulfilled the required performance obligations, the vendor has consumed the service, and Peoples has a right to the related income. Trust and Investment Income: Trust and investment income consists of revenue from fiduciary and brokerage activities, which includes fees for services such as asset management, record keeping, retirement services and estate management, and investment commissions and fees related to the sale of investments. Trust and investment income is recognized over time, which reflects the duration of the contract period for which services have been provided. Trust and investment income is variable as it is based on 97 the value of assets under administration and management, and specific transactions. Peoples estimates the variable consideration based upon the most likely amount method, and does not expect or anticipate a significant reversal of revenue in future periods. Payment is due from the customer when billed, which is typically a monthly or quarterly billing for services rendered in the most recent period, for which the performance obligation has been satisfied. Peoples has elected to apply a practical expedient of right to invoice when recognizing trust and investment income, as Peoples has fulfilled the performance obligation, the customer has consumed the service, and Peoples has a right to the related income. Peoples has also elected to apply a practical expedient related to capitalizable costs, which are the commissions paid to financial advisors, and will expense these commissions paid to financial advisors as incurred, as these costs are related to the trust and investment income and would have been amortized within one year or less if they had been capitalized, the same period over which the income was earned. Insurance Income: Insurance income generally consists of commissions and fees from the sale of insurance policies, fees related to third-party administration services and performance-based commissions from insurance companies. Peoples recognizes commission income from the sale of insurance policies when it acts as an agent between the insurance carrier and policyholder, arranging for the insurance carrier to provide policies to policyholders, and acts on behalf of the insurance carrier by providing customer service to the policyholders during the respective policy periods. Commission income is recognized over time, using the output method of time elapsed, which corresponds with the underlying insurance policy period, during which Peoples is obligated to perform under contract with the insurance carrier. Commission income is variable, as it is comprised of a certain percentage of the underlying policy premium. Peoples estimates the variable consideration based upon the "most likely amount" method, and does not expect or anticipate a significant reversal of revenue in future periods, based upon historical experience. Payment is due from the insurance carrier for commission income once the insurance policy has been sold. Peoples has elected to apply a practical expedient related to capitalizable costs, which are the commissions paid to insurance producers, and will expense these commissions paid to insurance producers as incurred, as these costs are related to the commission income and would have been amortized within one year or less if they had been capitalized, the same period over which the commission income was earned. Fees related to third-party administration services performed are recognized over time, during the period in which services have been provided, and are recognized monthly in the month the services were performed. Performance-based commissions from insurance companies are recognized at a point in time, when received, and no contingencies remain. Deposit Account Service Charges: Deposit account service charges consist of two revenue streams related to ongoing maintenance fees for deposit accounts and transactional-based fees. Ongoing maintenance fees are recognized on a monthly basis, generally with the monthly period beginning on the day of the month on which the account was opened. Ongoing maintenance fee income is variable as these fees can be reduced if a customer meets certain qualifying metrics. Peoples estimates the variable consideration based upon the most likely amount method, and does not expect or anticipate a significant reversal of revenue in future periods. For accounts that are assessed maintenance fees through the account analysis process, payment is due from the customer within one month after the monthly period in which the account activity occurred. For all other accounts, monthly maintenance fees are assessed to the account on the last day of the monthly period. Peoples has elected to apply a practical expedient of right to invoice when recognizing ongoing maintenance fees for deposit accounts, as Peoples has fulfilled the required performance obligations, the customer has consumed the service, and Peoples has a right to the related income. Transactional-based fees are recognized at a point in time, which is at the completion of the relevant transaction. Peoples is obligated to perform certain transactions as requested by its consumer and business deposit account customers, which are outside of the normal maintenance requirements. Transactional-based fee income is variable as these fees are directly related to a service request from the customer. Peoples estimates the variable consideration based upon the most likely amount method, and does not expect or anticipate a significant reversal of revenue in future periods. Payment is due from the customer at the time of completion of the requested transaction. Lease income: Peoples acquired its lease portfolio in the NSL and Vantage acquisitions. Lease income presented in "Non-interest income" consists of gains or losses, including residual asset gains and losses, on (i) the termination of leases, (ii) syndicated leases, and (iii) other fees. Gains on the early termination of leases are recognized at a point in time, which is at the completion of the relevant transaction. Gains on syndicated leases and other fees are recognized over time on a monthly basis. Other Non-Interest Income: Other non-interest income includes certain revenues that are transactional-based, such as wire transfer fees, money order fees and other ancillary fees or services. These transactional-based fees are recognized as income at a point in time, at the completion of the relevant transaction. Transactional-based fee income is variable as these fees are directly related to a service request from the customer. Peoples estimates the variable consideration based upon the most likely amount method, and does not expect or anticipate a significant reversal of revenue in future periods. Payment is due from the customer at the time of completion of the requested transaction. 98

Also included in other non-interest income are commercial loan swap fees, which consist of income related to transactions in which Peoples Bank originates variable rate loans with interest rate swaps, where the customer enters into an interest rate swap with Peoples Bank on terms that match the terms of the loan. By entering into the interest rate swap with the customer, Peoples Bank effectively provides the customer with a fixed rate loan while creating a variable rate asset for Peoples Bank. Peoples Bank offsets its exposure in the swap by entering into an offsetting interest rate swap with an unaffiliated financial institution. Commercial loan swap fees are recognized at a point in time, when the transaction has been completed, and there is no recourse or further performance obligation required of Peoples Bank. Commercial loan swap fees are variable as these fees are a certain percentage of the total swap fee collected on a completed transaction. Peoples Bank estimates the variable consideration based upon the most likely amount method, and does not expect or anticipate a significant reversal of revenue in future periods. Payment is due from the customer at the time of completion of the requested transaction. Stock-Based Compensation: Stock-based compensation for restricted common share awards is measured at the fair value of these awards on their grant date. Stock-based compensation is recognized over the restriction period for restricted common share awards. Only the expense for the portion of the awards expected to vest is recognized. For service-based awards, stock-based compensation for awards granted to employees who are eligible for retirement is recognized on the date the employee is first eligible to retire. Advertising Costs: Advertising costs are expensed as incurred. Income Taxes: Peoples and its subsidiaries file a consolidated federal income tax return. Deferred income tax assets and liabilities are provided as temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Financial Statements at the statutory federal corporate income tax rate. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. A tax position is initially recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. Penalties and interest incurred under the applicable tax law are classified as income tax expense. The amounts of Peoples' uncertain income tax positions and unrecognized benefits are disclosed in "Note 13 Income Taxes." Earnings per Share ("EPS"): Basic EPS and diluted EPS are calculated using the two-class method since Peoples has issued share-based payment awards considered participating securities because they entitle holders the rights to dividends during the vesting term. The two-class method is an earnings allocation formula that determines net income per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. Basic EPS is computed by dividing net earnings allocated to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS is computed by dividing net earnings allocated to common shareholders by the weighted-average number of common shares outstanding adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include non-vested restricted common shares using the treasury stock method. New Accounting Pronouncements: From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by Peoples as of the required effective dates. Unless otherwise discussed, management believes the impact of any recently issued standards, including those issued but not yet effective, will not have a material impact on Peoples' financial statements taken as a whole. ASU 2020-04 - Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides optional expedients and exceptions for applying US GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. This guidance was further updated by ASU 2021-01. This update was effective as of March 12, 2020 through December 31, 2022. The FASB further updated the guidance with ASU 2022-06, which deferred the sunset date of ASC Topic 848, Reference Rate Reform (Topic 848) from December 31, 2022 to December 31, 2024. This ASU was early adopted by Peoples as of September 30, 2021, and did not have a significant impact on Peoples' Consolidated Financial Statements, but is expected to reduce the accounting burden of assessing contracts impacted by reference rate reform. Peoples established a working group, consisting of key stakeholders from throughout the company, to monitor developments relating to LIBOR changes and to guide the transition. This team has worked to successfully ensure that technology systems are prepared for the transition, loan documents that reference LIBOR-based rates have been appropriately amended to reference other methods of interest rate determinations and internal and external stakeholders have been apprised of the transition. Based on the transition progress to date, Peoples ceased originating LIBOR-based products and began originating SOFR indexed products. Peoples will continue to transition all remaining LIBOR-based products to SOFR- based products. Peoples will also continue to evaluate the transition process and align its trajectory with regulatory guidelines regarding the cessation of LIBOR as well as monitor new developments for transitioning to alternative reference rates, if necessary and as needed. 99

ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings ("TDRs") and Vintage Disclosures. This ASU eliminates the accounting guidance on troubled debt restructurings (TDRs) for creditors and amends the guidance on disclosures to include current-period gross write-offs by year of origination. This ASU also updates the requirements related to accounting for credit losses under ASC 326 and adds enhanced disclosures for creditors with respect to loan refinancings and restructurings for borrowers experiencing financial difficulty. For entities that have already adopted ASU 2016-13, as Peoples has as, the amendments in ASU 2022-02 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and will be effective for Peoples as of January 1, 2023. The amendments in this ASU may also be early adopted, including adoption in any interim period. The guidance will not have a material impact on Peoples' financial condition or results of operations. Note 2 Fair Value of Financial Instruments Fair value represents the amount expected to be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. In accordance with fair value accounting guidance, Peoples measures, records and reports various types of assets and liabilities at fair value on either a recurring or a non-recurring basis in the Consolidated Financial Statements. Those assets and liabilities are presented below in the sections entitled "Assets and Liabilities Required to be Measured and Reported at Fair Value on a Recurring Basis" and "Assets and Liabilities Required to be Measured and Reported at Fair Value on a Non-Recurring Basis." Depending on the nature of the asset or liability, Peoples uses various valuation methodologies and assumptions to estimate fair value. The measurement of fair value under US GAAP uses a hierarchy, which is described in "Note 1 Summary of Significant Accounting Policies." Assets and liabilities are assigned to a level within the fair value hierarchy based on the lowest level of significant input used to measure fair value. Assets and liabilities may change levels within the fair value hierarchy due to market conditions or other circumstances. Those transfers are recognized on the date of the event that prompted the transfer. There were no transfers of assets or liabilities required to be measured at fair value on a recurring basis between levels of the fair value hierarchy during the periods presented in the Consolidated Financial Statements. Assets and Liabilities Required to be Measured and Reported at Fair Value on a Recurring Basis The following table provides the fair value for assets and liabilities required to be measured and reported at fair value on a recurring basis on the Consolidated Balance Sheets by level in the fair value hierarchy. At December 31, 2022 and December 31, 2021, there were no assets and liabilities measured on a recurring basis that were considered Level 3 measurements. Recurring Fair Value Measurements at Reporting Date December 31, 2022 December 31, 2021 (Dollars in thousands) Level 1 Level 2 Level 1 Level 2 Assets: Available-for-sale investment securities: Obligations of: U.S. Treasury and government agencies $ 152,422 $ — $ 35,604 $ — U.S. government sponsored agencies — 88,115 — 81,739 States and political subdivisions — 225,882 — 259,319 Residential mortgage-backed securities — 604,653 — 828,517 Commercial mortgage-backed securities — 50,049 — 63,519 Bank-issued trust preferred securities — 10,278 — 6,795 Total available-for-sale securities 152,422 978,977 35,604 1,239,889 Equity investment securities (a) 147 199 160 184 Derivative assets (b) — 34,123 — 12,163 Liabilities: Derivative liabilities (c) $ — $ 28,529 $ — $ 17,183 (a) Included in "Other investment securities" on the Consolidated Balance Sheets. For additional information, see "Note 3 Investment Securities." (b) Included in "Other assets" on the Consolidated Balance Sheets. For additional information, see "Note 15 Derivative Financial Instruments." (c) Included in "Accrued expenses and other liabilities" on the Consolidated Balance Sheets. For additional information, see "Note 15 Derivative Financial Instruments." Available-for-Sale Investment Securities: The fair values used by Peoples are obtained from an independent pricing service and represent either quoted market prices for the identical securities (Level 1) or fair values determined by pricing models using a market approach that considers observable market data, such as interest rate volatility, SOFR and LIBOR (or other relevant) yield curves, credit spreads and prices from market makers and live trading systems (Level 2). Management reviews the valuation 100 methodology and quality controls utilized by the pricing services in management's overall assessment of the reasonableness of the fair values provided, and challenges prices when management believes a material discrepancy in pricing exists. Equity Investment Securities: The fair values of Peoples' equity investment securities are obtained from quoted prices in active exchange markets for identical assets or liabilities (Level 1) or quoted prices in less active markets (Level 2). Derivative Assets and Liabilities: Derivative assets and liabilities are recognized on the Consolidated Balance Sheets at their fair value within "Other assets" and "Accrued expenses and other liabilities", respectively. The fair value for derivative financial instruments is determined based on market prices, broker-dealer quotations on similar products, or other related input parameters (Level 2). Assets and Liabilities Required to be Measured and Reported at Fair Value on a Non-Recurring Basis The following table provides the fair value for each class of assets and liabilities required to be measured and reported at fair value on a non-recurring basis on the Consolidated Balance Sheets by level in the fair value hierarchy. At December 31, 2022 and December 31, 2021, there were no assets and liabilities measured on a non-recurring basis that were considered Level 1 measurements. Non-Recurring Fair Value Measurements at Reporting Date December 31, 2022 December 31, 2021 (Dollars in thousands) Level 2 Level 3 Level 2 Level 3 Collateral dependent loans $ — $ 10,354 $ — $ 430 Loans held for sale (a) 1,254 — 418 — Other real estate owned ("OREO") — 55 — 87 Servicing rights (b)(c) $ — $ — — $ 22 (a) Loans held for sale are presented gross of a valuation allowance of $105 and $0 at December 31, 2022 and December 31, 2021, respectively. (b) Included in "Other intangible assets" on the Consolidated Balance Sheets. Servicing rights are carried at the lower of cost or estimated market value. (c) Peoples established a valuation allowance on servicing rights of $1 at December 31, 2022 and $12 at December 31, 2021. The fair value of the servicing rights on 10-year fixed rate loans was less than the carrying value. Collateral Dependent Loans: Loans for which repayment is dependent upon the operation or sale of collateral, as the borrower is experiencing financial difficulty, are considered collateral dependent. Peoples utilizes outside third-party appraisal services to value the underlying collateral, for which Peoples uses to report the loans at their fair value (Level 3). Loans Held for Sale: Loans originated and intended to be sold in the secondary market, generally one-to-four family residential loans, are carried, in aggregate, at the lower of cost or estimated fair value. Peoples uses a valuation model using quoted market prices of similar instruments in arriving at the fair value (Level 2). Other Real Estate Owned: OREO, included in "Other assets" on the Consolidated Balance Sheets, is comprised primarily of commercial and residential real estate properties acquired by Peoples in satisfaction of a loan. OREO obtained in satisfaction of a loan is recorded at the lower of cost or estimated fair value, less estimated costs to sell the property. The carrying value of OREO is not re-measured to fair value on a recurring basis, but is based on recent real estate appraisals and is updated at least annually. These appraisals may utilize a single valuation approach or a combination of approaches including the comparable sales approach and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available (Level 3). Servicing Rights: Servicing rights are included in "Other intangible assets" on the Consolidated Balance Sheets. The fair value of servicing rights is determined by using a discounted cash flow model, which estimates the present value of the future net cash flows of the servicing portfolio based on various factors, such as servicing costs, expected prepayment speeds and discount rates (Level 3). The carrying value of servicing rights is not re-measured to fair value on a recurring basis. Peoples assesses the carrying value of servicing rights quarterly for impairment. 101

Financial Instruments Not Required to be Measured and Reported at Fair Value

The following table provides the carrying amount for each class of assets and liabilities, and the fair value for certain financial instruments that are not required to be measured or reported at fair value on the Consolidated Balance Sheets.

	Fair Value Measurements of Other Financial Instruments				
		December 31, 2022		December 31, 2021	
(Dollars in thousands)	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:					
Cash and cash equivalents	1	$ 154,022	$ 154,022	$ 415,727	$ 415,727
Held-to-maturity investment securities:					
Obligations of:					
U.S. government sponsored agencies	2	132,366	123,020	36,431	35,513
States and political subdivisions (a)	2	145,263	108,776	151,688	150,138
Residential mortgage-backed securities	2	176,215	157,998	110,708	110,159
Commercial mortgage-backed securities	2	101,861	85,354	75,588	74,145
Commercial mortgage-backed securities	3	4,748	3,361	—	—
Total held-to-maturity securities		560,453	478,509	374,415	369,955
Other investment securities:					
Other investment securities at cost:					
Federal Home Loan Bank ("FHLB") stock	N/A	26,605	26,605	17,308	17,308
Federal Reserve Bank ("FRB") stock	N/A	21,231	21,231	13,311	13,311
Total other investment securities at cost		47,836	47,836	30,619	30,619
Other investment securities at fair value:					
Nonqualified deferred compensation (b)	1	2,048	2,048	2,240	2,240
Other investment securities (c)	2	1,379	1,379	784	784
Total other investment securities at fair value		51,263	51,263	33,643	33,643
Loans and leases, net of deferred fees and cost (d)	3	4,707,150	4,516,695	4,481,600	4,510,605
Bank owned life insurance	2	105,292	105,292	73,358	73,358
Financial liabilities:					
Deposits	2	$ 5,716,941	$ 4,682,491	$ 5,862,552	$ 5,546,552
Short-term borrowings	2	500,138	504,584	166,482	164,990
Long-term borrowings	2	101,093	101,992	99,475	101,664

(a) Held-to-maturity investment securities are presented gross of an allowance for credit losses of $241 and $286, at December 31, 2022 and December 31, 2021, respectively.

(b) Nonqualified deferred compensation includes underlying investments in mutual funds.

(c) "Other investment securities", as reported on the Consolidated Balance Sheets, also included equity investment securities at December 31, 2022 and at December 31, 2021, which are reported in the Assets and Liabilities Required to be Measured and Reported at Fair Value on a Recurring Basis table above and not included in this table.

(d) Loans and leases, net of deferred fees and cost are presented gross of an allowance for credit losses of $53.2 million and $64.0 million, as of December 31, 2022 and December 31, 2021, respectively.

For certain financial assets and liabilities, carrying value approximates fair value due to the nature of the financial instrument. These financial instruments include cash and cash equivalents, demand and other non-fixed-maturity deposits, and overnight borrowings. Peoples used the following methods and assumptions in estimating the fair value of the following financial instruments:

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, balances due from other banks, interest-bearing deposits in other banks, federal funds sold and other short-term investments with original maturities of ninety days or less. The carrying amount for cash on hand and balances due from banks is a reasonable estimate of fair value (Level 1).

Held-to-Maturity Investment Securities: The fair values used by Peoples are obtained from an independent pricing service and represent fair values determined by pricing models using a market approach that considers observable market data, such as interest rate volatility, relevant yield curves, credit spreads and prices from market makers and live trading systems (Level 2). When observable market data is absent, the independent pricing service estimates prices based on underlying cash flow characteristics and discount rates and compare to similar securities (Level 3). Management reviews the valuation methodology and quality controls utilized by the pricing services in management's overall assessment of the reasonableness of the fair values provided, and challenges prices when management believes a material discrepancy in pricing exists.

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Other Investment Securities: Other investment securities at cost are not recorded at fair value as they are not marketable securities. Other investment securities at fair value are valued using quoted prices in an active market (Level 1) or quoted prices in less active markets (Level 2).

Loans and Leases, Net of Deferred Fees and Costs: The fair value of portfolio loans and leases assumes sale of the underlying notes to a third-party financial investor. Accordingly, this value is not necessarily the value to Peoples if the notes were held to maturity. Peoples considered interest rate, credit and market factors in estimating the fair value of loans and leases (Level 3). Fair values for loans and leases are estimated using a discounted cash flow methodology. The discount rates take into account interest rates currently being offered to customers for loans and leases with similar terms, the credit risk associated with the loans and leases and other market factors, including liquidity.

Bank Owned Life Insurance: Peoples' bank owned life insurance policies are recorded at their cash surrender value (Level 2). Peoples recognizes tax-exempt income from the periodic increases in the cash surrender value of these policies and from death benefits.

Deposits: The fair value of fixed-maturity certificates of deposit ("CDs") is estimated using a discounted cash flow calculation based on current rates offered for deposits of similar remaining maturities (Level 2). Demand and other non-fixed-maturity deposits are estimated using a discounted cash flow calculation based on maturity, attrition and re-pricing assumptions.

Short-term Borrowings: The fair value of short-term borrowings is estimated using a discounted cash flow analysis based on rates currently available to Peoples for borrowings with similar terms (Level 2).

Long-term Borrowings: The fair value of long-term borrowings is estimated using a discounted cash flow analysis based on rates currently available to Peoples for borrowings with similar terms (Level 2).

Certain financial assets and financial liabilities that are not required to be measured or reported at fair value can be subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). These financial assets and liabilities include the following: customer relationships, the deposit base, and other information required to compute Peoples' aggregate fair value, which are not included in the above information. Accordingly, the above fair values are not intended to represent the aggregate fair value of Peoples.

Note 3 Investment Securities

Available-for-sale

The following table summarizes Peoples' available-for-sale investment securities at December 31:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2022				
Obligations of:				
U.S. Treasury and government agencies	$ 158,473	$ —	$ (6,051)	$ 152,422
U.S. government sponsored agencies	101,753	18	(13,656)	88,115
States and political subdivisions	261,612	12	(35,742)	225,882
Residential mortgage-backed securities	707,025	1,017	(103,389)	604,653
Commercial mortgage-backed securities	61,091	—	(11,042)	50,049
Bank-issued trust preferred securities	10,765	57	(544)	10,278
Total available-for-sale securities	**$ 1,300,719**	**$ 1,104**	**$ (170,424)**	**$ 1,131,399**
2021				
Obligations of:				
U.S. Treasury and government agencies	$ 35,609	$ 12	$ (17)	$ 35,604
U.S. government sponsored agencies	83,019	58	(1,338)	81,739
States and political subdivisions	259,508	3,187	(3,376)	259,319
Residential mortgage-backed securities	833,328	6,565	(11,376)	828,517
Commercial mortgage-backed securities	64,971	42	(1,494)	63,519
Bank-issued trust preferred securities	6,711	215	(131)	6,795
Total available-for-sale securities	**$ 1,283,146**	**$ 10,079**	**$ (17,732)**	**$ 1,275,493**

The unrealized losses related to residential mortgage-backed securities at December 31, 2022 and 2021 were attributable to changes in market interest rates and spreads since the securities were purchased.

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The gross gains and gross losses realized by Peoples from sales of available-for-sale securities for the years ended December 31 were as follows:

(Dollars in thousands)	2022	2021	2020
Gross gains realized	$ 314	$ 1,184	$ 655
Gross losses realized	375	2,046	1,023
Net (loss) gain realized	**$ (61)**	**$ (862)**	**$ (368)**

The cost of investment securities sold, and any resulting gain or loss, were based on the specific identification method and recognized as of the trade date.

The following table presents a summary of available-for-sale investment securities that had an unrealized loss at December 31:

	Less than 12 Months			12 Months or More			Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	No. of Securities	Fair Value	Unrealized Loss	No. of Securities	Fair Value	Unrealized Loss
2022								
Obligations of:								
U.S. Treasury and government agencies	$112,730	$ 2,772	13	$ 39,692	$ 3,279	11	$ 152,422	$ 6,051
U.S. government sponsored agencies	15,166	249	17	66,706	13,407	18	81,872	13,656
States and political subdivisions	60,324	714	114	156,900	35,028	117	217,224	35,742
Residential mortgage-backed securities	104,959	8,087	105	488,452	95,302	139	593,411	103,389
Commercial mortgage-backed securities	1,874	129	2	48,175	10,913	21	50,049	11,042
Bank-issued trust preferred securities	4,400	100	3	3,556	444	2	7,956	544
Total	**$299,453**	**$ 12,051**	**254**	**$803,481**	**$ 158,373**	**308**	**$ 1,102,934**	**$ 170,424**
2021								
Obligations of:								
U.S. Treasury and government agencies	$ 16,914	$ 17	6	$ —	$ —	—	$ 16,914	$ 17
U.S. government sponsored agencies	72,406	1,192	13	4,854	146	1	77,260	1,338
States and political subdivisions	101,397	2,075	71	30,853	1,301	11	132,250	$ 3,376
Residential mortgage-backed securities	573,139	9,051	113	51,103	2,325	14	624,242	11,376
Commercial mortgage-backed securities	60,134	1,494	21	—	—	—	60,134	1,494
Bank-issued trust preferred securities	2,991	9	1	878	122	1	3,869	131
Total	**$826,981**	**$ 13,838**	**225**	**$ 87,688**	**$ 3,894**	**27**	**$ 914,669**	**$ 17,732**

Management evaluates available-for-sale investment securities for an allowance of credit losses on a quarterly basis. At December 31, 2022, management concluded that no individual securities at an unrealized loss position required an allowance for credit losses. At December 31, 2022, Peoples did not have the intent to sell, nor was it more-likely-than-not that Peoples would be required to sell, any of the securities with an unrealized loss prior to recovery. Further, the unrealized losses at both December 31, 2022 and 2021 were largely attributable to changes in market interest rates and spreads since the securities were purchased. Accrued interest receivable is not included in investment securities balances, and is presented in the "Other assets" line of the Consolidated Balance Sheets, with no recorded allowance for credit losses. Interest receivable on investment securities was $7.8 million at December 31, 2022 and $5.5 million at December 31, 2021.

At December 31, 2022, approximately 99% of the mortgage-backed securities with a market value that had been at an unrealized loss position for twelve months or more were issued by U.S. government sponsored agencies. The remaining 1%, or four positions, consisted of privately issued mortgage-backed securities with all of the underlying mortgages originated prior to 2004. Of the four positions, three positions had a fair value of less than 90% of their respective book value. Management analyzed the underlying credit quality of these mortgage-backed securities and concluded the unrealized losses were primarily attributable to the floating rate nature of these investments and the low number of loans underlying these securities.

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The unrealized losses with respect to the two bank-issued trust preferred securities that had been in an unrealized loss position for twelve months or more at December 31, 2022 were primarily attributable to the subordinated nature of the debt.

The table below presents the amortized cost, fair value and total weighted-average yield of available-for-sale securities by contractual maturity at December 31, 2022. The weighted-average yields are based on the amortized cost and are computed on a fully taxable-equivalent basis using a blended federal and state corporate income tax rate of 23.3%. In some cases, the issuers may have the right to call or prepay obligations without call or prepayment penalties prior to the contractual maturity date.

(Dollars in thousands)	Within 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
Amortized cost					
Obligations of:					
U.S. Treasury and government agencies	$ 53,010	$105,463	$ —	$ —	$ 158,473
U.S. government sponsored agencies	7,028	41,440	45,016	8,269	101,753
States and political subdivisions	27,434	48,406	69,824	115,948	261,612
Residential mortgage-backed securities	18	1,595	57,748	647,664	707,025
Commercial mortgage-backed securities	1,090	4,089	30,901	25,011	61,091
Bank-issued trust preferred securities	—	4,265	6,500	—	10,765
Total available-for-sale securities	**$ 88,580**	**$205,258**	**$209,989**	**$796,892**	**$ 1,300,719**
Fair value					
Obligations of:					
U.S. Treasury and government agencies	$ 51,957	$100,465	$ —	$ —	$ 152,422
U.S. government sponsored agencies	6,933	37,643	37,513	6,026	88,115
States and political subdivisions	27,312	46,152	58,275	94,143	225,882
Residential mortgage-backed securities	18	1,524	52,232	550,879	604,653
Commercial mortgage-backed securities	1,080	3,751	25,520	19,698	50,049
Bank-issued trust preferred securities	—	4,313	5,965	—	10,278
Total available-for-sale securities	**$ 87,300**	**$193,848**	**$179,505**	**$670,746**	**$ 1,131,399**
Total weighted-average yield	**2.32 %**	**2.07 %**	**1.71 %**	**1.82 %**	**1.88 %**

Held-to-Maturity

The following table summarizes Peoples' held-to-maturity investment securities at December 31:

(Dollars in thousands)	Amortized Cost	Allowance for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2022					
Obligations of:					
U.S. government sponsored agencies	$ 132,366	$ —	$ 130	$ (9,476)	$ 123,020
States and political subdivisions	145,263	(241)	162	(36,408)	108,776
Residential mortgage-backed securities	176,215	—	244	(18,461)	157,998
Commercial mortgage-backed securities	106,609	—	—	(17,894)	88,715
Total held-to-maturity securities	**$ 560,453**	**$ (241)**	**$ 536**	**$ (82,239)**	**$ 478,509**
2021					
Obligations of:					
U.S. government sponsored agencies	$ 36,431	$ —	$ 86	$ (1,004)	$ 35,513
States and political subdivisions	151,688	(286)	1,006	(2,270)	150,138
Residential mortgage-backed securities	110,708	—	370	(919)	110,159
Commercial mortgage-backed securities	75,588	—	182	(1,625)	74,145
Total held-to-maturity securities	**$ 374,415**	**$ (286)**	**$ 1,644**	**$ (5,818)**	**$ 369,955**

There were no sales of held-to-maturity securities during the years ended December 31, 2022 and December 31, 2021.

Management evaluates held-to-maturity investment securities for an allowance for credit losses on a quarterly basis. The majority of Peoples' held-to-maturity investment securities are residential mortgage-backed securities. Peoples analyzed these securities using cumulative default rate averages for investment grade municipal securities.

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The following table presents a summary of held-to-maturity investment securities that had an unrealized loss at December 31:

(Dollars in thousands)	Less than 12 Months			12 Months or More			Total	
	Fair Value	Unrealized Loss	No. of Securities	Fair Value	Unrealized Loss	No. of Securities	Fair Value	Unrealized Loss
2022								
Obligations of:								
U.S. government sponsored agencies	$ 59,905	$ 651	17	$ 29,306	$ 8,825	9	$ 89,211	$ 9,476
States and political subdivisions	3,590	1,072	3	101,863	35,336	64	105,453	36,408
Residential mortgage-backed securities	71,582	2,904	21	72,862	15,557	18	144,444	18,461
Commercial mortgage-backed securities	26,869	650	8	61,846	17,244	29	88,715	17,894
Total	**$161,946**	**$ 5,277**	**49**	**$265,877**	**$ 76,962**	**120**	**$427,823**	**$ 82,239**
2021								
Obligations of:								
U.S. government sponsored agencies	$ 17,328	$ 504	6	$ 14,635	$ 500	2	$ 31,963	$ 1,004
States and political subdivisions	61,954	1,041	34	27,328	1,229	6	89,282	2,270
Residential mortgage-backed securities	88,937	919	17	—	—	—	88,937	919
Commercial mortgage-backed securities	67,338	1,625	21	—	—	—	67,338	1,625
Total	**$235,557**	**$ 4,089**	**78**	**$ 41,963**	**$ 1,729**	**8**	**$277,520**	**$ 5,818**

The table below presents the amortized cost, fair value and total weighted-average yield of held-to-maturity securities by contractual maturity at December 31, 2022. The weighted-average yields are based on the amortized cost and are computed on a fully taxable-equivalent basis using a blended federal and state corporate income tax rate of 23.3%. In some cases, the issuers may have the right to call or prepay obligations without call or prepayment penalties prior to the contractual maturity date.

(Dollars in thousands)	Within 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
Amortized cost					
Obligations of:					
U.S. government sponsored agencies	$ 2,125	$ 20,012	$ 48,883	$ 61,346	$132,366
States and political subdivisions	—	5,211	9,407	130,645	145,263
Residential mortgage-backed securities	—	1,036	—	175,179	176,215
Commercial mortgage-backed securities	—	12,026	31,438	63,145	106,609
Total held-to-maturity securities	**$ 2,125**	**$ 38,285**	**$ 89,728**	**$430,315**	**$560,453**
Fair value					
Obligations of:					
U.S. government sponsored agencies	$ 2,093	$ 19,194	$ 48,320	$ 53,413	$123,020
States and political subdivisions	—	4,857	7,809	96,110	108,776
Residential mortgage-backed securities	—	1,006	—	156,992	157,998
Commercial mortgage-backed securities	—	11,126	27,832	49,757	88,715
Total held-to-maturity securities	**$ 2,093**	**$ 36,183**	**$ 83,961**	**$356,272**	**$478,509**
Total weighted-average yield	**0.98 %**	**1.97 %**	**4.17 %**	**3.02 %**	**3.12 %**

Other Investment Securities

Peoples' "Other investment securities" on the Consolidated Balance Sheets consist largely of shares of FHLB and FRB stock, and other equity investment securities.

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The following table summarizes the carrying value of Peoples' other investment securities at December 31: (Dollars in thousands) 2022 2021 FHLB stock $ 26,605 $ 17,308 FRB stock 21,231 13,311 Nonqualified deferred compensation 2,048 2,240 Equity investment securities 346 344 Other investment securities 1,379 784 Total other investment securities $ 51,609 $ 33,987 Peoples redeemed $2.6 million and $8.2 million of FHLB stock in 2022 and 2021, respectively, in order to be in compliance with the requirements of the FHLB. Peoples purchased $11.9 million and $3.8 million of additional FHLB stock during 2022 and 2021, respectively, as a result of the FHLB's capital requirements on FHLB advances during the year. During the year ended December 31, 2022, Peoples purchased $7.9 million of FRB stock as requested by the FRB as a result of the Premier Merger on September 17, 2021. During 2022, Peoples recorded the change in the fair value of equity investment securities held at December 31, 2022 in "Other non-interest income", resulting in an unrealized gain of $2,000. During 2021, Peoples recorded the change in the fair value of equity investment securities held at December 31, 2021 in "Other non-interest income", resulting in unrealized gain of $111,000. At December 31, 2022, Peoples' investment in equity investment securities was comprised largely of common stocks issued by various unrelated bank holding companies. There were no equity investment securities of a single issuer that exceeded 10% of Peoples' stockholders' equity. Pledged Securities At December 31, 2022 and 2021, Peoples had pledged available-for-sale investment securities and held-to-maturity investment securities to secure public and trust department deposits, and repurchase agreements in accordance with federal and state requirements. Peoples also pledged available-for-sale investment securities and held-to-maturity investment securities to secure additional borrowing capacity at the FHLB and the FRB as well as to derivative counterparties as collateral on unrealized interest rate swaps. The following table summarizes the carrying value of Peoples' pledged investment securities as of December 31: Carrying Amount (Dollars in thousands) 2022 2021 Securing public and trust department deposits, and repurchase agreements: Available-for-sale $ 779,244 $ 795,496 Held-to-maturity 312,921 160,643 Securing collateral for cash flow hedge swaps: Available-for-sale — 18,208 Held-to-maturity — 9,936 Securing additional borrowing capacity at the FHLB and the FRB: Available-for-sale 3,972 6,504 Held-to-maturity 128,870 549 Note 4 Loans and Leases Peoples' loan portfolio consists of various types of loans and leases originated primarily as a result of lending opportunities within Peoples' footprint. Peoples also originates insurance premium finance loans nationwide through its Peoples Premium Finance division, and originates leases nationwide through its North Star Leasing division and its Vantage Financial, LLC ("Vantage") subsidiary. 107

The major classifications of loan balances (in each case, net of deferred fees and costs) excluding loans held for sale, were as follows at December 31: (Dollars in thousands) 2022 2021 Construction $ 246,941 $ 210,232 Commercial real estate, other 1,423,518 1,550,081 Commercial and industrial 892,634 891,392 Premium finance 159,197 136,136 Leases 345,131 122,508 Residential real estate 723,360 771,718 Home equity lines of credit 177,858 163,593 Consumer, indirect 629,426 530,532 Consumer, direct 108,363 104,652 Deposit account overdrafts 722 756 Total loans, at amortized cost $ 4,707,150 $ 4,481,600 Net deferred loan origination costs were $20.5 million and $13.5 million at December 31, 2022 and 2021, respectively. On March 7, 2022, Peoples completed the acquisition of Vantage, which included $154.9 million of leases, of which $3.4 million were considered PCD. Effective after the close of business on September 17, 2021, Peoples completed the Premier Merger, which included $1.1 billion in net loans, of which $147.9 million were considered PCD loans. Effective after the close of business on March 31, 2021, Peoples acquired $83.3 million in leases from NSL, of which $5.2 million were considered PCD leases. Refer to "Note 20 Acquisitions" for more detail on the leases acquired from Vantage, the loans acquired in the Premier Merger, and the leases acquired from NSL. Peoples began participating as a SBA PPP lender during the second quarter of 2020, and originated $488.9 million of PPP loans during 2020 and $159.1 million during 2021. At December 31, 2022, the PPP loans had an amortized cost of $2.4 million, and were included in commercial and industrial loan balances. Peoples recorded deferred loan origination fees related to the PPP loans, net of deferred loan origination costs, which totaled $27,000 at December 31, 2022. During 2022 and 2021, Peoples recorded accretion of net deferred loan origination fees of $2.2 million and $13.0 million, respectively, on PPP loans. The remaining net deferred loan origination fees will be accreted over the life of the respective loans, or until forgiven by the SBA, and will be recognized in net interest income. The PPP expired on May 31, 2021 and no new originations were made under the program; however, forgiveness proceeds will continue to be received until the loans are paid in full. Accrued interest receivable is not included within the loan balances, but is presented in the “Other assets” line of the Consolidated Balance Sheets, with no recorded allowance for credit losses as Peoples elected the practical expedient not to measure allowance for credit losses for accrued interest receivables. Interest receivable on loans was $15.4 million at December 31, 2022 and $12.0 million at December 31, 2021. Nonaccrual and Past Due Loans A loan is considered past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan agreement. A loan may be placed on nonaccrual status regardless of whether or not such loan is considered past due. 108

The amortized cost of loans on nonaccrual status and loans delinquent for 90 days or more and accruing were as follows at December 31:

	2022		2021	
(Dollars in thousands)	Nonaccrual [(a)]	Accruing Loans 90+ Days Past Due	Nonaccrual [(a)]	Accruing Loans 90+ Days Past Due
Construction	$ 12	$ —	$ 6	$ 90
Commercial real estate, other	12,121	167	17,067	689
Commercial and industrial	3,462	130	3,572	1,139
Premium finance	—	504	—	865
Leases	3,178	3,041	1,581	—
Residential real estate	9,496	917	9,647	805
Home equity lines of credit	820	58	1,039	50
Consumer, indirect	2,176	—	1,574	—
Consumer, direct	208	25	279	85
Total loans, at amortized cost	**$ 31,473**	**$ 4,842**	**$ 34,765**	**$ 3,723**

(a) There were $1.4 million of nonaccrual loans for which there was no allowance for credit losses at December 31, 2022 and $2.6 million of such loans at December 31, 2021.

The amount of interest income recognized on loans past due 90 days or more during 2022 and 2021 was $1.7 million and $1.3 million, respectively.

The following tables present the aging of the recorded investment in past due loans at December 31:

	Loans Past Due					
(Dollars in thousands)	30 – 59 days	60 – 89 days	90 + Days	Total	Current	Total
2022						
Construction	$ 196	$ 161	$ 9	$ 366	$ 246,575	$ 246,941
Commercial real estate, other	2,279	1,051	10,370	13,700	1,409,818	1,423,518
Commercial and industrial	2,522	289	3,449	6,260	886,374	892,634
Premium finance	646	816	504	1,966	157,231	159,197
Leases	6,074	1,921	6,218	14,213	330,918	345,131
Residential real estate	10,113	2,128	5,519	17,760	705,600	723,360
Home equity lines of credit	987	149	552	1,688	176,170	177,858
Consumer, indirect	5,866	1,048	921	7,835	621,591	629,426
Consumer, direct	703	70	108	881	107,482	108,363
Deposit account overdrafts	—	—	—	—	722	722
Total loans, at amortized cost	**$ 29,386**	**$ 7,633**	**$ 27,650**	**$ 64,669**	**$ 4,642,481**	**$ 4,707,150**
2021						
Construction	$ 658	$ —	$ 90	$ 748	$ 209,484	$ 210,232
Commercial real estate, other	2,891	1,600	12,561	17,052	1,533,029	1,550,081
Commercial and industrial	1,132	1,278	3,595	6,005	885,387	891,392
Premium finance	751	266	865	1,882	134,254	136,136
Leases	426	247	1,581	2,254	120,254	122,508
Residential real estate	8,276	2,241	5,188	15,705	756,013	771,718
Home equity lines of credit	1,137	619	625	2,381	161,212	163,593
Consumer, indirect	4,220	895	615	5,730	524,802	530,532
Consumer, direct	457	135	200	792	103,860	104,652
Deposit account overdrafts	—	—	—	—	756	756
Total loans, at amortized cost	**$ 19,948**	**$ 7,281**	**$ 25,320**	**$ 52,549**	**$ 4,429,051**	**$ 4,481,600**

Delinquency trends remained stable as 98.6% of Peoples' portfolio was considered "current" at December 31, 2022, compared to 98.8% at December 31, 2021.

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Pledged Loans

Peoples has pledged certain loans secured by one-to-four family and multifamily residential mortgages, commercial real estate and home equity lines of credit under a blanket collateral agreement to secure borrowings from the FHLB. Peoples also has pledged commercial loans to secure borrowings with the FRB. Loans pledged at December 31 are summarized in the following table:

(Dollars in thousands)	2022	2021
Loans pledged to FHLB	$ 783,843	$ 769,863
Loans pledged to FRB	339,005	294,728

During 2021, Peoples pledged additional collateral to the FHLB and FRB to secure potential funding needs in light of the COVID-19 pandemic, as well as to fund the PPP loan originations that occurred during 2021 and 2020.

Related Party Loans

In the normal course of its business, Peoples Bank has granted loans to certain directors and officers of Peoples, including their affiliates, families and entities in which they are principal owners. At December 31, 2022, no related party loan was past due 90 or more days, a TDR or on nonaccrual status. Activity in related party loans is presented in the table below. Other changes primarily consist of changes in related party status, and the addition and exit of directors during the year, as applicable.

(Dollars in thousands)	
Balance, December 31, 2021	$ 28,079
New loans and disbursements	19,938
Repayments	(20,579)
Other changes	(66)
Balance, December 31, 2022	**$ 27,372**

Credit Quality Indicators

As discussed in "Note 1 Summary of Significant Accounting Policies," Peoples categorizes the majority of its loans into risk categories based upon an established risk grading matrix using a scale of 1 to 8. Loan grades are assigned at the time a new loan or lending commitment is extended by Peoples and may be changed at any time when circumstances warrant. Commercial loans to borrowers with an aggregate unpaid principal balance in excess of $1.0 million are reviewed at least on an annual basis for possible credit deterioration. Commercial leases, as well as loan relationships whose aggregate credit exposure to Peoples is equal to or less than $1.0 million are reviewed on an event driven basis. Triggers for review include knowledge of adverse events affecting the borrower's business, receipt of financial statements indicating deteriorating credit quality or other similar events. Adversely classified loans are reviewed on a quarterly basis. A description of the general characteristics of the risk grades used by Peoples follows:

"Pass" (grades 1 through 4): Loans in this risk category are to borrowers of acceptable-to-strong credit quality and risk who have the apparent ability to satisfy their loan obligations. Loans in this risk category would possess sufficient mitigating factors, such as adequate collateral or strong guarantors possessing the capacity to repay the loans if required, for any weakness that may exist.

"Special Mention" (grade 5): Loans in this risk category are the equivalent of the regulatory "Other Assets Especially Mentioned" classification. Loans in this risk category possess some credit deficiency or potential weakness, which requires a high level of management attention. Potential weaknesses include declining trends in operating earnings and cash flows and/or reliance on the secondary source of repayment. If left uncorrected, these potential weaknesses may result in noticeable deterioration of the repayment prospects for the loans or in Peoples' credit position.

"Substandard" (grade 6): Loans in this risk category are inadequately protected by the borrower's current financial condition and payment capability, or by the collateral pledged, if any. Loans so classified have one or more well-defined weaknesses that jeopardize the orderly repayment of the loans. They are characterized by the distinct possibility that Peoples will sustain some loss if the deficiencies are not corrected.

"Doubtful" (grade 7): Loans in this risk category have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or orderly repayment in full, on the basis of current existing facts, conditions and values, highly questionable and improbable. Possibility of loss is extremely high, but because of certain important and reasonably specific factors that may work to the advantage and strengthening of the exposure, classification of these loans as an estimated loss is deferred until their more exact status may be determined.

"Loss" (grade 8): Loans in this risk category are considered to be non-collectible and of such little value that their continuance as bankable assets is not warranted. This does not mean each such loan has absolutely no recovery value, but

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rather it is neither practical nor desirable to defer writing off the loan, even though partial recovery may be obtained in the future. Charge-offs against the allowance for credit losses are taken in the period in which the loan becomes uncollectable. Consequently, Peoples typically does not maintain a recorded investment in loans within this risk category.

Consumer loans and other smaller-balance loans are evaluated and categorized as "substandard," "doubtful" or "loss" based upon the regulatory definition of these classes and consistent with regulatory requirements. All other loans not evaluated individually, nor meeting the regulatory conditions to be categorized as described above, would be considered as being "not rated."

The following tables summarize the risk category of Peoples' loan portfolio based upon the then most recent analysis performed at December 31, 2022:

	Term Loans at Amortized Cost by Origination Year								
(Dollars in thousands)	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving Loans**	**Revolving Loans Converted to Term**	**Total Loans**
Construction									
Pass	$ 82,143	$ 110,719	$ 27,893	$ 20,223	$ 656	$ 4,061	$ 44	$ 81	$ 245,739
Special mention	—	—	—	—	—	818	—	—	818
Substandard	—	2	—	—	—	382	—	—	384
Total	82,143	110,721	27,893	20,223	656	5,261	44	81	246,941
Commercial real estate, other									
Pass	165,282	224,727	227,799	202,877	110,564	369,578	27,300	5,217	1,328,127
Special mention	—	189	1,099	5,519	3,111	29,334	105	—	39,357
Substandard	—	8,327	2,591	1,366	1,296	42,172	216	190	55,968
Doubtful	—	—	—	—	—	66	—	—	66
Total	165,282	233,243	231,489	209,762	114,971	441,150	27,621	5,407	1,423,518
Commercial and industrial									
Pass	167,937	142,615	72,573	71,497	40,229	91,853	215,116	3,722	801,820
Special mention	10,248	14,981	11,923	2,711	236	4,877	16,235	—	61,211
Substandard	84	9,801	3,417	2,410	1,459	3,620	8,603	611	29,394
Doubtful	—	—	—	—	—	209	—	—	209
Total	178,269	167,397	87,913	76,618	41,924	100,559	239,954	4,333	892,634
Premium finance									
Pass	158,778	419	—	—	—	—	—	—	159,197
Total	158,778	419	—	—	—	—	—	—	159,197
Leases									
Pass	191,148	90,738	34,627	15,951	3,269	1,119	—	—	336,852
Special mention	1,741	2,477	140	22	24	—	—	—	4,404
Substandard	546	1,840	571	464	454	—	—	—	3,875
Total	193,435	95,055	35,338	16,437	3,747	1,119	—	—	345,131
Residential real estate									
Pass	78,313	138,860	58,869	42,840	28,174	364,635	—	—	711,691
Substandard	—	—	137	569	563	10,302	—	—	11,571
Loss	—	—	—	—	—	98	—	—	98
Total	78,313	138,860	59,006	43,409	28,737	375,035	—	—	723,360
Home equity lines of credit									
Pass	41,781	35,768	19,863	14,820	13,800	50,291	334	2,096	176,657
Substandard	—	60	—	53	126	958	—	—	1,197
Loss	—	—	—	—	—	4	—	—	4
Total	41,781	35,828	19,863	14,873	13,926	51,253	334	2,096	177,858
Consumer, indirect									
Pass	305,814	149,445	100,027	35,988	22,789	12,741	—	—	626,804

111

Substandard	384	811	659	266	304	193	—	—	2,617
Loss	—	5	—	—	—	—	—	—	5
Total	306,198	150,261	100,686	36,254	23,093	12,934	—	—	629,426
Consumer, direct									
Pass	50,889	28,351	14,558	6,333	3,725	3,975	—	—	107,831
Substandard	97	63	138	46	21	150	—	—	515
Loss	—	—	—	—	—	17	—	—	17
Total	50,986	28,414	14,696	6,379	3,746	4,142	—	—	108,363
Deposit account overdrafts	722	—	—	—	—	—	—	—	722
Total loans, at amortized cost	**$1,255,907**	**$ 960,198**	**$ 576,884**	**$ 423,955**	**$ 230,800**	**$ 991,453**	**$ 267,953**	**$ 11,917**	**$ 4,707,150**

The following tables summarize the risk category of Peoples' loan portfolio based upon the then most recent analysis performed at December 31, 2021:

	Term Loans at Amortized Cost by Origination Year								
(Dollars in thousands)	**2021**	**2020**	**2019**	**2018**	**2017**	**Prior**	**Revolving Loans**	**Revolving Loans Converted to Term**	**Total Loans**
Construction									
Pass	$ 85,276	$ 78,026	$ 29,514	$ 3,498	$ 1,233	$ 2,982	$ 2,411	$ 6,948	$ 202,940
Special mention	290	—	—	735	3,850	137	—	—	5,012
Substandard	—	—	947	77	153	1,103	—	—	2,280
Total	85,566	78,026	30,461	4,310	5,236	4,222	2,411	6,948	210,232
Commercial real estate, other									
Pass	253,259	259,113	217,938	143,094	143,975	392,212	21,320	11,940	1,430,911
Special mention	157	2,716	7,875	3,839	6,292	31,626	—	49	52,505
Substandard	—	1,675	824	691	3,124	59,415	371	37	66,100
Doubtful	—	—	—	—	—	542	—	—	542
Loss	—	—	—	—	—	23	—	—	23
Total	253,416	263,504	226,637	147,624	153,391	483,818	21,691	12,026	1,550,081
Commercial and industrial									
Pass	299,117	105,646	84,144	56,361	22,182	100,030	174,848	15,888	842,328
Special mention	82	11,745	2,559	2,179	132	5,445	7,563	9	29,705
Substandard	465	2,059	2,691	812	4,995	3,342	3,085	367	17,449
Doubtful	—	—	—	—	—	1,648	262	100	1,910
Total	299,664	119,450	89,394	59,352	27,309	110,465	185,758	16,364	891,392
Premium finance									
Pass	135,896	240	—	—	—	—	—	—	136,136
Total	135,896	240	—	—	—	—	—	—	136,136
Leases									
Pass	78,048	25,954	13,368	2,972	337	—	—	—	120,679
Special mention	34	29	22	159	4	—	—	—	248
Substandard	196	438	462	479	6	—	—	—	1,581
Total	78,278	26,421	13,852	3,610	347	—	—	—	122,508
Residential real estate									
Pass	141,845	74,169	53,434	33,690	44,377	407,541	—	—	755,056
Substandard	—	—	—	—	—	16,302	—	—	16,302
Loss	—	—	—	—	—	360	—	—	360

112

Total	141,845	74,169	53,434	33,690	44,377	424,203	—	—	771,718
Home equity lines of credit									
Pass	35,898	23,276	18,035	16,124	14,991	53,302	1,967	3,287	163,593
Total	35,898	23,276	18,035	16,124	14,991	53,302	1,967	3,287	163,593
Consumer, indirect									
Pass	226,287	163,830	63,353	45,672	21,754	9,636	—	—	530,532
Total	226,287	163,830	63,353	45,672	21,754	9,636	—	—	530,532
Consumer, direct									
Pass	47,308	26,792	13,293	8,411	3,218	5,630	—	—	104,652
Total	47,308	26,792	13,293	8,411	3,218	5,630	—	—	104,652
Deposit account overdrafts	756	—	—	—	—	—	—	—	756
Total loans, at amortized cost	**$1,304,914**	**$ 775,708**	**$ 508,459**	**$ 318,793**	**$ 270,623**	**$1,091,276**	**$ 211,827**	**$ 38,625**	**$ 4,481,600**

Collateral Dependent Loans

Peoples has certain loans for which repayment is dependent upon the operation or sale of collateral, as the borrower is experiencing financial difficulty. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral dependent loans:

- Construction loans are typically secured by owner occupied commercial real estate or non-owner occupied investment real estate. Typically, owner occupied construction loans are secured by office buildings, warehouses, manufacturing facilities, and other commercial and industrial properties that are in process of construction. Non-owner occupied commercial construction loans are generally secured by office buildings and complexes, multi-family complexes, land under development, and other commercial and industrial real estate in process of construction.
- Commercial real estate loans can be secured by either owner occupied commercial real estate or non-owner occupied investment commercial real estate. Typically, owner occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate.
- Commercial and industrial loans are general secured by equipment, inventory, accounts receivable, and other commercial property.
- Residential real estate loans are typically secured by first mortgages, and in some cases could be secured by a second mortgage.
- Home equity lines of credit are generally secured by second mortgages on residential real estate property.
- Consumer loans are generally secured by automobiles, motorcycles, recreational vehicles and other personal property. Some consumer loans are unsecured and have no underlying collateral.
- Leases are secured by commercial equipment and other essential business assets.
- Premium finance loans are secured by the unearned portion of the insurance premium being financed.

The following table details Peoples' amortized cost of collateral dependent loans at December 31:

(Dollars in thousands)	2022	2021
Construction	$ —	$ 1,291
Commercial real estate, other	8,362	37,220
Commercial and industrial	1,456	8,340
Residential real estate	536	2,877
Home equity lines of credit	—	391
Total collateral dependent loans	**$ 10,354**	**$ 50,119**

The decrease in collateral dependent loans at December 31, 2022 compared to December 31, 2021, was primarily due to $29.7 million in collateral dependent loans acquired from Premier that were no longer considered collateral dependent at December 31, 2022.

113

The following table summarizes the loans that were modified as TDRs during the years ended December 31, 2022 and 2021. Recorded Investment (a) (Dollars in thousands) Number of Contracts Pre- Modification Post- Modification Remaining Recorded Investment 2022 Commercial real estate, other 8 $ 1,191 $ 1,191 $ 1,179 Commercial and industrial 9 1,513 1,517 971 Residential real estate 34 1,741 1,825 1,789 Home equity lines of credit 8 321 321 313 Consumer, indirect 23 286 285 285 Consumer, direct 9 102 103 103 Consumer 32 388 388 388 Total 91 $ 5,154 $ 5,242 $ 4,640 2021 Construction 1 $ 344 $ 344 $ 344 Commercial real estate, other 7 218 218 217 Commercial and industrial 1 187 188 100 Residential real estate 55 2,513 2,574 2,464 Home equity lines of credit 14 500 500 489 Consumer, indirect 16 207 207 184 Consumer, direct 11 59 60 53 Consumer 27 266 267 237 Total 105 $ 4,028 $ 4,091 $ 3,851 (a) The amounts shown are inclusive of all partial paydowns and charge-offs. Loans modified in a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported. The following table presents those loans modified into a TDR during the year that subsequently defaulted (i.e., 90 days or more past due following a modification during the year). 2022 2021 (Dollars in thousands) Number of Contracts Recorded Investment (a) Impact on the Allowance for Credit Losses Number of Contracts Recorded Investment (a) Impact on the Allowance for Credit Losses Commercial real estate, other 1 $ 65 $ — — $ — $ — Commercial and Industrial 1 43 — — — — Residential real estate 2 64 — 3 156 — Consumer, indirect 1 7 — 1 26 — Consumer, direct 1 2 — — — — Total 6 $ 181 $ — 4 $ 182 $ — (a) The amounts shown are inclusive of all partial paydowns and charge-offs. Loans modified in a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported. Peoples had no commitments to lend additional funds to the related borrowers whose loan terms have been modified in a TDR. 114

Allowance for Credit Losses

Changes in the allowance for credit losses for 2022 are summarized below:

(Dollars in thousands)	Beginning Balance, January 1, 2022	Initial Allowance for Acquired PCD Assets (a)	(Recovery of) Provision for Credit Losses (b)	Charge-offs	Recoveries	Ending Balance, December 31, 2022
Construction	$ 2,999	$ —	$ (1,733)	$ (16)	$ —	$ 1,250
Commercial real estate, other	29,147	(451)	(10,794)	(489)	297	17,710
Commercial and industrial	11,063	(418)	(1,522)	(943)	49	8,229
Premium finance	379	—	76	(124)	13	344
Leases	4,797	801	5,062	(2,585)	420	8,495
Residential real estate	7,233	(509)	217	(668)	84	6,357
Home equity lines of credit	2,005	(11)	(258)	(88)	45	1,693
Consumer, indirect	5,326	(41)	4,068	(2,233)	328	7,448
Consumer, direct	961	—	930	(363)	47	1,575
Deposit account overdrafts	57	—	1,050	(1,246)	200	61
Total	**$ 63,967**	**$ (629)**	**$ (2,904)**	**$ (8,755)**	**$ 1,483**	**$ 53,162**

(a) Includes purchase price adjustments related to acquisitions previously completed but were within the 12-month measurement period.
(b) Amount does not include the provision for unfunded commitment liability.

Changes in the allowance for credit losses for 2021 are summarized below:

(Dollars in thousands)	Beginning Balance, January 1, 2021	Initial Allowance for Acquired PCD Assets	(Recovery of) Provision for Credit Losses (a)	Charge-offs	Recoveries	Ending Balance, December 31, 2021
Construction	$ 1,887	$ 2,006	$ (894)	$ —	$ —	$ 2,999
Commercial real estate, other	17,536	9,636	2,158	(387)	204	29,147
Commercial and industrial	12,763	4,048	(4,717)	(1,057)	26	11,063
Premium finance	1,095	—	(671)	(45)	—	379
Leases	—	493	5,399	(1,434)	339	4,797
Residential real estate	6,044	1,206	225	(385)	143	7,233
Home equity lines of credit	1,860	66	235	(197)	41	2,005
Consumer, indirect	8,030	—	(1,201)	(1,756)	253	5,326
Consumer, direct	1,081	115	(195)	(152)	112	961
Deposit account overdrafts	63	—	392	(575)	177	57
Total	**$ 50,359**	**$ 17,570**	**$ 731**	**$ (5,988)**	**$ 1,295**	**$ 63,967**

(a) Amount does not include the provision for unfunded commitment liability.

During 2022, the decline in the allowance balance when compared to 2021 was driven by decreases in the allowances for individually analyzed loans, as well as changes in qualitative factors period-over-period and the use of updated prepayment speeds. Those decreases were partially offset by loan growth and deterioration in the economic forecast. The Vantage acquisition added $0.8 million in allowance for credit losses at the acquisition date for PCD loans as part of the acquisition accounting. During 2022, the allowance established for PCD loans from the Premier Merger was adjusted, decreasing the allowance by $1.4 million. The allowance for credit losses as a percent of total loans declined from 1.43% to 1.13% from December 31, 2021 to December 31, 2022.

At December 31, 2022, Peoples had recorded an unfunded commitment liability of $2.0 million, a decrease compared to the $2.5 million that was recorded at December 31, 2021. The allowance for unfunded commitments (also referred to as "unfunded commitment liability") is presented in the "Accrued expenses and other liabilities" line of the Consolidated Balance Sheets. For 2022, Peoples recorded a recovery of credit losses on unfunded commitments of $0.6 million, compared to a recovery for credit losses on unfunded commitments of $360,000 for 2021. The change in the allowance for unfunded commitments is reflected in the "Provision for credit losses" line of the Consolidated Statements of Income.

115

Note 5 Bank Premises and Equipment The major categories of bank premises and equipment, net of accumulated depreciation, at December 31 were as follows: (Dollars in thousands) 2022 2021 Land $ 18,746 $ 19,921 Building and premises 101,478 101,234 Furniture, fixtures and equipment 37,913 36,319 Total bank premises and equipment 158,137 157,474 Accumulated depreciation (75,203) (68,214) Net book value $ 82,934 $ 89,260 Peoples depreciates its building and premises, and furniture, fixtures and equipment over estimated useful lives generally ranging from five to forty to years and two to ten years, respectively. Depreciation expense was $7.0 million in 2022 and $6.1 million in 2021. 116

Note 6 Leases

Lessor Arrangements

Leases originated by Peoples, that Peoples has the positive intent and ability to hold for the foreseeable future or to maturity or payoff, are reported at the net investment of the lease, net of initial direct costs, charge-offs and an allowance for credit losses. Peoples considers leases past due if any required principal or interest payments have not been received as of the date such payments were required to be made under the terms of the lease agreement. Upon detection of the reduced ability of a lessee to meet cash flow obligations, leases are typically charged down to the net realizable value, with the residual balance placed on nonaccrual status. Leases deemed to be uncollectable are charged against the allowance for credit losses, while recoveries of previously charged-off amounts are credited to the allowance for credit losses.

Peoples began originating leases with the acquisition of leases from NSL and increased its portfolio with the acquisition of Vantage. The leases acquired from NSL were determined to be sales-type leases, as the premise for the leases is dollar buy-out, whereby the lessee pays one dollar at maturity of the lease to purchase the equipment. The leases acquired from Vantage were determined to be sales-type leases, as the payment structure and term triggered that accounting treatment, whereby either (i) the lease is structured as a fair market value buyout, whereby the lessee has the option to purchase the leased equipment at its fair market value at maturity of the lease, or (ii) the lessee purchases the leased equipment for one dollar at maturity of the lease. Originated leases continue to be classified as sales-type leases. As a lessor, Peoples originates commercial equipment leases either directly to the customer or indirectly through vendor programs. Equipment leases consist of automotive, construction, healthcare, manufacturing, office, restaurant, and other equipment. These sales-type leases do not typically contain residual value guarantees; however, the risk associated with residuals is mitigated by obtaining security deposits from lessees. Other non-interest income noted in the table below includes gains on the early termination of leases, referral fee income, and other fee income. Lease income also includes gains and losses on residual assets. Additional information regarding Peoples' sales-type leases can be found in "Note 4 Loans and Leases".

The table below details Peoples' lease income for the years ended December 31, 2022 and 2021:

(Dollars in thousands)	2022	2021
Interest and fees on leases (a)	$ 34,720	$ 13,572
Other non-interest income	4,267	1,293
Total lease income	**$ 38,987**	**$ 14,865**

(a) Included in "Interest and fees on loans" on the Consolidated Statements of Income. For additional information, see "Note 4 Loans and Leases.".

The following table summarizes the net investments in sales-type leases, which are included in "Loans and leases, net of deferred costs" on the Consolidated Balance Sheets at December 31:

(Dollars in thousands)	2022	2021
Lease payments receivable, at amortized cost	$ 367,681	$ 152,202
Estimated residual values	35,045	129
Initial direct costs	4,233	1,427
Deferred revenue	(61,828)	(31,250)
Total leases, at amortized cost	**345,131**	122,508
Allowance for credit losses - leases	(8,495)	(4,797)
Net investment in sales-type leases	**$ 336,636**	**$ 117,711**

The following table summarizes the contractual maturities of leases:

(Dollars in thousands)	Balance
2023	$ 82,543
2024	84,642
2025	92,966
2026	61,351
2027	37,310
Thereafter	8,869
Lease payments receivable, at amortized cost	**$ 367,681**

117

Lessee Arrangements

Peoples leases certain banking facilities and equipment under various agreements with original terms providing for fixed monthly payments over periods generally ranging from two to thirty years. Certain leases may include options to extend or terminate the lease. Only those renewal and termination options which Peoples is reasonably certain of exercising are included in the calculation of the lease liability. Certain leases contain rent escalation clauses calling for rent increases over the term of the lease, which are included in the calculation of the lease liability. Short-term leases of certain facilities and equipment, with lease terms of 12 months or less, are recognized on a straight-line basis over the lease term. At December 31, 2022, Peoples did not have any finance leases or any significant lessor agreements. Right of Use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement or remeasurement date of a lease based on the present value of lease payments over the remaining lease term. Operating lease ROU assets include lease payments made at or before the commencement date and initial indirect costs. Operating lease ROU assets exclude lease incentives and nonlease components.

The table below details Peoples' lease expense, which is included in "Net occupancy and equipment expense" in the Consolidated Statements of Income for the years ended December 31:

(Dollars in thousands)		2022		2021
Operating lease expense	$	2,568	$	1,632
Short-term lease expense		745		411
Total lease expense	**$**	**3,313**	**$**	**2,043**

Peoples utilizes an incremental borrowing rate to determine the present value of lease payments for each lease, as the lease agreements do not provide an implicit rate. The estimated incremental borrowing rate reflects a secured rate and is based on the term of the lease and the interest rate environment at the lease commencement or remeasurement date.

The following table details the ROU asset, the lease liability and other information related to Peoples' operating leases on the Consolidated Balance Sheet at December 31:

(Dollars in thousands)		2022		2021
Right-of-use asset:				
Other assets	$	6,825	$	7,911
Lease liability:				
Accrued expenses and other liabilities	$	7,551	$	8,674
Other information:				
Weighted-average remaining lease term		8.8 years		9.5 years
Weighted-average discount rate		2.70 %		2.36 %
Cash paid during the year for operating leases	$	2,560	$	1,585
Additions for right-of-use assets obtained during the year	$	880	$	2,482

The following table summarizes the future lease payments of operating leases:

(Dollars in thousands)		Payments
2023	$	2,245
2024		1,487
2025		1,002
2026		839
2027		702
Thereafter		3,005
Total undiscounted lease payments	**$**	**9,280**
Imputed interest		(1,729)
Total lease liability	**$**	**7,551**

118

Note 7 Goodwill and Other Intangible Assets

Goodwill

The following table details changes in the recorded amount of goodwill for the years ended December 31:

(Dollars in thousands)	2022	2021
Goodwill, beginning of year	$ 264,193	$ 171,260
Goodwill recorded from acquisitions	28,204	92,933
Goodwill, end of year	**$ 292,397**	**$ 264,193**

Peoples performed a qualitative assessment of goodwill as of October 1, 2022, and management does not believe it is more likely than not that the fair value of Peoples' reporting unit is less its carrying amount.

On March 11, 2022, Peoples Insurance entered into an Asset Purchase Agreement with Elite, and consummated the acquisition on April 1, 2022. In 2022, Peoples recorded $2.3 million of goodwill related to this acquisition. Peoples Bank entered into an Asset Purchase Agreement, dated March 7, 2022 with Vantage, at which point Vantage became a legal subsidiary of Peoples Bank. Peoples recorded $27.2 million of goodwill related to this acquisition. During 2022, Peoples also recorded a $1.3 million reduction of the goodwill recognized in the Premier Merger due to changes in the fair value of loans acquired from Premier.

On April 1, 2021, Peoples recorded $24.7 million of goodwill related to the acquisition of NSL. On May 4, 2021, Peoples Insurance recorded $46,000 of goodwill from the acquisition of an insurance agency. On September 17, 2021, Peoples completed the merger with Premier, for which Peoples recorded $66.9 million of goodwill.

Other intangible assets

Other intangible assets were comprised of the following at December 31:

(Dollars in thousands)	Core Deposits	Customer Relationships	Indefinite-Lived Trade Names	Total
2022				
Gross intangibles	$ 26,464	$ 25,173	$ 1,274	$ 52,911
Intangibles recorded from acquisitions (a)	—	14,067	1,217	15,284
Accumulated amortization	(20,667)	(15,412)	—	(36,079)
Total acquisition-related intangibles	**$ 5,797**	**$ 23,828**	**2,491**	**$ 32,116**
Servicing rights				1,816
Total other intangibles				**$ 33,932**
2021				
Gross intangibles	$ 22,233	$ 12,495	$ —	$ 34,728
Intangibles recorded from acquisitions (a)	4,233	13,014	1,274	18,521
Accumulated amortization	(19,048)	(9,603)	—	(28,651)
Total acquisition-related intangibles	**$ 7,418**	**$ 15,906**	**1,274**	**$ 24,598**
Servicing rights				2,218
Total other intangibles				**$ 26,816**

(a) Peoples included in customer relationship intangibles an intangible asset related to a non-compete agreement in the amount of $1.3 million and $0.3 million at December 31, 2022 and December 31, 2021, respectively

Peoples performed other intangible assets impairment testing as of October 1, 2022 and concluded there was no impairment in the recorded value of other intangible assets as of October 1, 2022. During the annual impairment test, Peoples assessed qualitative factors, including relevant events and circumstances, to determine that it was more-likely-than-not that the fair value of other intangible assets exceeded the carrying value.

Other intangible assets recorded from the above-mentioned acquisitions in 2022 were $10.8 million of customer relationship intangible assets, $1.2 million of non-compete intangible assets, and $1.2 million of indefinite-lived trade name intangible assets related to the Vantage acquisition. Peoples also recorded $2.0 million of customer relationship intangible assets and $0.1 million of non-compete intangible assets related to the acquisition of Elite.

Other intangible assets recorded in 2021 included $12.7 million of customer relationship intangible assets related to the NSL acquisition, $4.2 million of core deposit intangible assets related to the Premier Merger, and $0.3 million of non-compete intangible assets, and $1.3 million of trade name intangible assets, both related to the NSL acquisition. Refer to "Note 20 Acquisitions" for additional information.

119

The following table details estimated aggregate future amortization of other intangible assets at December 31, 2022:

(Dollars in thousands)	Core Deposits	Customer Relationships	Total
2023	$ 1,257	$ 6,269	$ 7,526
2024	1,058	5,325	6,383
2025	891	4,255	5,146
2026	731	3,114	3,845
2027	572	2,289	2,861
Thereafter	1,288	2,576	3,864
Total	**$ 5,797**	**$ 23,828**	**$ 29,625**

The weighted average amortization period of other intangibles is 7.2 years.

The following is an analysis of activity of servicing rights for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
Balance, beginning of year	$ 2,218	$ 2,486	$ 2,742
Amortization	(594)	(936)	(1,121)
Servicing rights originated	180	519	1,026
Change in valuation allowance	12	149	(161)
Balance, end of year	**$ 1,816**	**$ 2,218**	**$ 2,486**

For the years ended December 31, 2022 and 2021, Peoples recorded reductions of $12,000 and $149,000, respectively, to the valuation allowance due to increases in the fair value of servicing rights. During 2020, Peoples established a valuation allowance of $161,000 related to the decrease in the fair value of servicing rights to less than the carrying value.

The following is the breakdown of the discount rates and prepayment speeds of servicing rights for the years ended December 31:

	2022		2021	
	Minimum	Maximum	Minimum	Maximum
Discount rates	12.5 %	15.0 %	8.3 %	10.8 %
Prepayment speeds	6.5 %	23.8 %	8.9 %	27.1 %

The fair value of servicing rights was $3.4 million at December 31, 2022 and $2.6 million at December 31, 2021.

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Note 8 Deposits

Peoples' deposit balances were comprised of the following at December 31:

(Dollars in thousands)	2022	2021
Retail CDs:		
$100 or more	$ 263,341	$ 320,574
Less than $100	266,895	323,185
Total retail CDs	530,236	643,759
Interest-bearing deposit accounts	1,160,182	1,167,460
Savings accounts	1,068,547	1,036,738
Money market deposit accounts	617,029	651,169
Governmental deposit accounts	625,965	617,259
Brokered deposit accounts	125,580	104,745
Total interest-bearing deposits	4,127,539	4,221,130
Non-interest-bearing deposits	1,589,402	1,641,422
Total deposits	$ 5,716,941	$ 5,862,552

Uninsured deposits were $1.6 billion and $1.7 billion at December 31, 2022 and 2021, respectively. Uninsured amounts are estimated based on the portion of account balances that met or exceeded the FDIC limit of $250,000.

Uninsured time deposits are broken out below by time remaining until maturity.

(Dollars in thousands)	2022	2021
3 months or less	$ 19,282	$ 23,779
Over 3 to 6 months	14,871	26,964
Over 6 to 12 months	14,383	34,434
Over 12 months	52,216	36,115
Total	**$ 100,752**	**$ 121,292**

The contractual maturities of CDs for each of the next five years and thereafter are as follows:

(Dollars in thousands)	Retail	Brokered	Total
2023	$ 316,073	$ 125,580	$ 441,653
2024	132,130	—	132,130
2025	32,838	—	32,838
2026	22,127	—	22,127
2027	26,978	—	26,978
Thereafter	90	—	90
Total CDs	**$ 530,236**	**$ 125,580**	**$ 655,816**

Deposits from related parties were $8.5 million and $12.6 million at December 31, 2022 and 2021, respectively.

At December 31, 2022, Peoples had thirteen effective interest rate swaps, with an aggregate notional value of $125.0 million, of which $125.0 million were funded by brokered deposits. Brokered deposits used to fund interest rate swaps are expected to be extended every 90 days through the maturity dates of the swaps. Additional information regarding Peoples' interest rate swaps can be found in "Note 15 Derivative Financial Instruments."

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Note 9 Short-Term Borrowings

Peoples utilizes various short-term borrowings as sources of funds, which are summarized as follows at December 31:

(Dollars in thousands)	Retail Repurchase Agreements	FHLB Advances	Other	Total
2022				
Ending balance	$ 100,138	$ 400,000	$ —	$ 500,138
Average balance	113,434	83,356	—	196,790
Highest month-end balance	286,442	400,000	—	500,138
Interest expense	$ 274	$ 2,387	$ —	$ 2,661
Weighted-average interest rate:				
End of year	0.40 %	4.36 %	— %	3.57 %
During the year	0.24 %	2.86 %	— %	1.35 %
2021				
Ending balance	$ 111,482	$ 55,000	$ —	$ 166,482
Average balance	70,674	30,289	—	100,963
Highest month-end balance	119,693	65,017	—	184,693
Interest expense	$ 66	$ 475	$ —	$ 541
Weighted-average interest rate:				
End of year	0.09 %	0.74 %	— %	0.31 %
During the year	0.09 %	1.57 %	— %	0.54 %
2020				
Ending balance	$ 53,261	$ 20,000	$ —	$ 73,261
Average balance	44,902	129,928	1,803	176,633
Highest month-end balance	53,261	235,989	64,000	279,773
Interest expense	$ 77	$ 2,489	$ 5	$ 2,571
Weighted-average interest rate:				
End of year	0.06 %	1.78 %	— %	0.53 %
During the year	0.17 %	1.92 %	0.25 %	1.46 %

Peoples' retail Repurchase Agreements consist of overnight agreements with Peoples' commercial customers and serve as a cash management tool.

The FHLB advances consist of overnight borrowings, 90-day advances used to fund interest rate swaps, other advances with an original maturity of one year or less, and the current portion of long-term advances due in less than one year. These advances, along with the long-term advances disclosed in "Note 10 Long-Term Borrowings," are collateralized by residential mortgage loans and investment securities. Peoples' borrowing capacity with the FHLB is based on the amount of collateral pledged and the amount of FHLB common stock owned. Peoples had no reclassifications in 2022 and reclassified $15.0 million of FHLB advances from long-term borrowings to short-term borrowings in 2021, due to maturity dates of less than one year. Peoples' FHLB advances of $55.0 million and $70.0 million matured in 2022 and 2021, respectively.

Other short-term borrowings consisted primarily of federal funds purchased and advances from the Federal Reserve Discount Window. Federal funds purchased are short-term borrowings from correspondent banks that typically mature within one to ninety days. Interest on federal funds purchased is set daily by the correspondent bank based on prevailing market rates. The Federal Reserve Discount Window provides credit facilities to financial institutions, which are designed to ensure adequate liquidity by providing a source of short-term funds. Federal Reserve Discount Window advances are typically overnight and must be secured by collateral acceptable to the FRB. At December 31, 2022, Peoples had available Federal Reserve Discount Window credit of $264.1 million.

As of April 3, 2019, Peoples entered into the U.S. Bank Loan Agreement with U.S. Bank National Association. The U.S. Bank Loan Agreement initially had an one-year term, which has subsequently been renewed, most recently as of March 31, 2022 for an additional year, and currently provides Peoples with a revolving line of credit in the maximum aggregate principal amount of $30.0 million that may be used: (i) for working capital purposes; (ii) to finance dividends or other distributions (other than stock dividends and stock splits) on or in respect of Peoples' capital stock and redemptions, repurchases or other acquisitions of any of Peoples' capital stock permitted under the U.S. Bank Loan Agreement and (iii) to finance acquisitions permitted under the U.S. Bank Loan Agreement.

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The U.S. Bank Loan Agreement is unsecured, and contains certain negative and financial covenants. The financial covenants are applicable to Peoples and its subsidiaries, and are usual and customary for comparable transactions.

As of December 31, 2022, Peoples was in compliance with the applicable covenants imposed by the U.S. Bank Loan Agreement, as amended by the Fourth Amendment to the U.S. Bank Loan Agreement. The U.S. Bank Loan Agreement matures on March 31, 2023. Peoples is in the process of renewing this facility and expects that it will be renewed prior to its expiration.

Note 10 Long-Term Borrowings

Long-term borrowings consisted of the following at December 31:

	2022		2021	
(Dollars in thousands)	Balance	Weighted-Average Rate	Balance	Weighted-Average Rate
FHLB putable, non-amortizing, fixed rate advances	$ 30,000	2.51 %	$ 80,000	1.42 %
FHLB amortizing, fixed rate advances	4,158	1.79 %	5,825	1.77 %
Vantage non-recourse borrowings	53,147	4.75 %	—	— %
Junior subordinated debt securities	13,788	8.66 %	13,650	3.37 %
Long-term borrowings (a)	**$ 101,093**		**$ 99,475**	

(a) The average interest rates on total long-term borrowings at December 31, 2022 and December 31, 2021 were 4.27% and 1.69%, respectively.

Peoples continually evaluates its overall balance sheet position given the interest rate environment. During 2022, Peoples did not borrow any additional long-term advances from the FHLB. At December 31, 2022, outstanding long-term FHLB non-amortizing advances, which have interest rates ranging from 2.17% to 3.20%, mature between 2026 and 2027. Outstanding long-term FHLB amortizing, fixed rate advances, which have interest rates ranging from 1.25% to 3.83%, mature between 2026 and 2031.

The FHLB putable, non-amortizing, fixed rate advances have maturities ranging from three to four years that may be repaid prior to maturity, subject to the payment of termination fees. The FHLB has the option, at its sole discretion, to terminate each advance after the initial fixed rate period of three months, requiring full repayment of the advance by Peoples, prior to the stated maturity. If an advance is terminated prior to maturity, the FHLB will offer Peoples replacement funding at the then-prevailing rate on an advance product then offered by the FHLB, subject to normal FHLB credit and collateral requirements. These advances require monthly interest payments, with no repayment of principal until the earlier of either an option to terminate being exercised by the FHLB or the stated maturity.

The FHLB amortizing, fixed rate advances have a fixed rate for the term of each advance, with maturities ranging from three to nine years. These advances require monthly principal and interest payments, with some having a constant prepayment rate requiring an additional principal payment annually. These advances are not eligible for optional prepayment prior to maturity. Long-term FHLB advances are collateralized by assets owned by Peoples.

Non-recourse borrowings are used by Vantage to fund leases. Certain non-recourse borrowings acquired from Vantage were paid off subsequent to the acquisition. The Vantage non-recourse borrowings have interest rates ranging from 2.12% to 8.75% with various maturities, the latest being in 2029. Payments received from customers on non-recourse leases are used to fund repayment of these borrowings. In the event of default, the non-recourse borrowing is forgiven.

The "Junior subordinated debt securities" are comprised of two trust preferred securities assumed from two prior acquisitions. On March 6, 2015, Peoples completed its acquisition of NB&T Financial Group, Inc. ("NB&T"), which included a trust preferred security due in 2037 with a $9 million par value and a $6.6 million fair value at acquisition. As of December 31, 2022, this trust preferred security had a carrying value of $7.9 million with an interest rate of 9.27%, inclusive of the impact of fair value adjustments. On September 17, 2021, Peoples completed the Premier Merger, which included a trust preferred security due in 2034 with a $6.2 million par value and a $6.1 million fair value at acquisition. As of December 31, 2022, this trust preferred security had a carrying value of $5.9 million and an interest rate of 7.83%, inclusive of the impact of fair value adjustments. These trust preferred securities are considered tier 1 capital (with certain limitations applicable) under current regulatory guidelines.

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At December 31, 2022, the aggregate minimum annual retirements of long-term borrowings in future periods were as follows: (Dollars in thousands) Balance 2023 $ 10,343 2024 18,042 2025 11,820 2026 26,052 2027 15,946 Thereafter 18,890 Total long-term borrowings $ 101,093 124

Note 11 Stockholders’ Equity The following table details the activity in Peoples’ common stock and treasury stock during the years ended December 31: Shares at December 31, 2019 21,156,143 504,182 Changes related to stock-based compensation awards: Grant of restricted common shares — (128,402) Release of restricted common shares — 27,391 Cancellation of restricted common shares — 33,689 Grant of unrestricted common shares — (23,482) Changes related to deferred compensation plan for Boards of Directors: Purchase of treasury stock — 12,005 Disbursed out of treasury stock — (2,362) Common shares purchased under repurchase program — 1,299,577 Common shares issued under dividend reinvestment plan 37,259 — Common shares issued under compensation plan for Boards of Directors — (11,553) Common shares issued under performance unit awards — (6,127) Common shares issued under employee stock purchase plan — (18,872) Shares at December 31, 2020 21,193,402 1,686,046 Changes related to stock-based compensation awards: Grant of restricted common shares — (109,385) Release of restricted common shares — 34,732 Cancellation of restricted common shares — 8,129 Grant of unrestricted common shares — (21,587) Changes related to deferred compensation plan for Boards of Directors: Purchase of treasury stock — 7,089 Disbursed out of treasury stock — (2,983) Common shares issued under dividend reinvestment plan 31,314 — Common shares issued under compensation plan for Boards of Directors — (7,589) Common shares issued under employee stock purchase plan — (17,093) Issuance of common shares related to the Premier Merger 8,589,685 — Shares at December 31, 2021 29,814,401 1,577,359 Changes related to stock-based compensation awards: Grant of restricted common shares — (216,669) Release of restricted common shares — 39,445 Cancellation of restricted common shares — 5,452 Grant of unrestricted common shares (1,500) Changes related to deferred compensation plan for Boards of Directors: Purchase of treasury stock — 15,688 Disbursed out of treasury stock — (3,039) Common shares repurchased under repurchase program — 263,183 Common shares issued under dividend reinvestment plan 43,519 — Common shares issued under compensation plan for Boards of Directors — (17,626) Common shares issued under employee stock purchase plan — (18,832) Shares at December 31, 2022 29,857,920 1,643,461 Common Stock Treasury Stock On January 28, 2021, Peoples' Board of Directors approved a share repurchase program authorizing Peoples to purchase up to an aggregate of $30.0 million of Peoples' outstanding common shares, replacing the February 27, 2020 share repurchase program which had authorized Peoples to purchase up to an aggregate of $40.0 million of Peoples' outstanding common shares. Peoples purchased an aggregate of 263,183 of Peoples' outstanding common shares totaling $7.4 million during 2022 and did not repurchase any common shares during 2021 under the share repurchase program authorized on January 28, 2021. 125

On February 27, 2020, Peoples' Board of Directors authorized a share repurchase program authorizing Peoples to purchase up to an aggregate of $40.0 million of Peoples' outstanding common shares, replacing the then previous share repurchase program which had authorized Peoples to purchase up to an aggregate of $20 million of Peoples' outstanding common shares. An aggregate of $6.3 million of Peoples' outstanding common shares were purchased under the then previous share repurchase program from inception through its termination date, which was February 27, 2020. During 2020, Peoples purchased an aggregate of $29.3 million of Peoples' outstanding common shares, $843,000 of which were purchased under the then previous share repurchase program and $28.5 million of which were purchased under the share repurchase program authorized on February 27, 2020 and later terminated on January 28, 2021.

Under its Amended Articles of Incorporation, Peoples is authorized to issue up to 50,000 preferred shares, in one or more series, having such voting powers, designations, preferences, rights, qualifications, limitations and restrictions as determined by Peoples' Board of Directors. At December 31, 2022 and 2021, Peoples had no preferred shares issued or outstanding.

The following table details the cash dividends declared per common share for the year ended December 31:

	2022	2021
First Quarter	$ 0.36	$ 0.35
Second Quarter	0.38	0.36
Third Quarter	0.38	0.36
Fourth Quarter	0.38	0.36
Total dividends declared	**$ 1.50**	**$ 1.43**

Accumulated Other Comprehensive (Loss) Income

The following details the change in the components of Peoples' accumulated other comprehensive (loss) income for the years ended December 31:

(Dollars in thousands)	Unrealized Gain (Loss) on Securities	Unrecognized Net Pension and Postretirement Costs	Unrealized (Loss) Gain on Cash Flow Hedge	Accumulated Other Comprehensive (Loss) Income
Balance, December 31, 2019	**$ 5,300**	**$ (3,958)**	**$ (2,767)**	**$ (1,425)**
Reclassification adjustments to net income:				
Realized loss on sale of securities, net of tax	291	—	—	291
Realized loss due to settlement and curtailment, net of tax	—	833	—	833
Other comprehensive income (loss), net of reclassifications and tax	9,001	(747)	(6,617)	1,637
Balance, December 31, 2020	**$ 14,592**	**$ (3,872)**	**$ (9,384)**	**$ 1,336**
Reclassification adjustments to net income:				
Realized loss on sale of securities, net of tax	670	—	—	670
Realized loss due to settlement and curtailment, net of tax	—	111	—	111
Other comprehensive (loss) income, net of reclassifications and tax	(21,208)	1,880	5,592	(13,736)
Balance, December 31, 2021	**$ (5,946)**	**$ (1,881)**	**$ (3,792)**	**$ (11,619)**
Reclassification adjustments to net income:				
Realized loss on sale of securities, net of tax	47	—	—	47
Realized loss due to settlement and curtailment, net of tax	—	142	—	142
Other comprehensive (loss) income, net of reclassifications and tax	(123,997)	106	8,185	(115,706)
Balance, December 31, 2022	**$ (129,896)**	**$ (1,633)**	**$ 4,393**	**$ (127,136)**

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Note 12 Employee Benefit Plans

Peoples sponsors a noncontributory defined benefit pension plan that covers substantially all employees hired before January 1, 2010. The plan provides retirement benefits based on an employee's years of service and compensation. For employees hired before January 1, 2003, the amount of postretirement benefit is based on the employee's average monthly compensation over the highest five consecutive years out of the employee's last ten years with Peoples while an eligible employee. For employees hired on or after January 1, 2003, the amount of postretirement benefit is based on 2% of the employee's annual compensation during the years 2003 through 2009 plus accrued interest. Effective January 1, 2010, the pension plan was closed to new entrants. Effective March 1, 2011, the accrual of pension plan benefits for all participants was frozen. Peoples recognized this freeze as a curtailment as of December 31, 2010 and March 1, 2011, under the terms of the pension plan. Effective July 1, 2013, a participant in the pension plan who is employed by Peoples may elect to receive or to commence receiving such person's retirement benefits as of the later of such person's normal retirement date or the first day of the month first following the date such person makes an election to receive his or her retirement benefits.

Peoples also provides post-retirement health and life insurance benefits to former employees and directors. Only those individuals who retired before January 27, 2012 were eligible for life insurance benefits. As of January 1, 2011, all retirees who desire to participate in the Peoples Bank medical plan do so by electing COBRA, which provides up to 18 months of coverage; retirees over the age of 65 also have the option to pay to participate in a group Medicare supplemental plan. Peoples only pays 100% of the cost for those individuals who retired before January 1, 1993. For all others, the retiree is responsible for most, if not all, of the cost of the health benefits. Peoples' policy is to fund the cost of the benefits as they arise.

The following tables provide a reconciliation of the changes in the benefit obligations and fair value of assets of the plans for the years ended December 31, 2022 and 2021, and a statement of the funded status at December 31, 2022 and 2021:

	Pension Benefits		Post-retirement Benefits	
(Dollars in thousands)	2022	2021	2022	2021
Change in benefit obligation:				
Obligation at January 1	$ 10,463	$ 12,310	$ 62	$ 71
Interest cost	280	259	1	2
Plan participants' contributions	—	—	47	51
Actuarial (gain) loss	(2,359)	(1,367)	(2)	1
Benefit payments	(257)	(220)	(58)	(63)
Settlements	(546)	(519)	—	—
Accumulated benefit obligation at December 31	$ 7,581	$ 10,463	$ 50	$ 62
Change in plan assets:				
Fair value of plan assets at January 1	$ 11,718	$ 10,852	$ —	$ —
Actual (loss) return on plan assets	(1,746)	1,605	—	—
Employer contributions	2	—	11	12
Plan participants' contributions	—	—	47	51
Benefit payments	(257)	(220)	(58)	(63)
Settlements	(546)	(519)	—	—
Fair value of plan assets at December 31	$ 9,171	$ 11,718	$ —	$ —
Funded status at December 31	$ 1,590	$ 1,255	$ (50)	$ (62)
Amounts recognized in Consolidated Balance Sheets:				
Prepaid benefit costs	$ 1,590	$ 1,255	$ —	$ —
Accrued benefit liability	$ —	$ —	$ (50)	$ (62)
Net amount recognized	$ 1,590	$ 1,255	$ (50)	$ (62)
Amounts recognized in Accumulated Other Comprehensive Loss:				
Unrecognized prior service cost	$ —	$ —	$ —	$ —
Unrecognized net loss (gain)	1,681	1,861	(48)	(37)
Total	$ 1,681	$ 1,861	$ (48)	$ (37)
Weighted-average assumptions at year-end:				
Discount rate	4.98 %	2.71 %	4.98 %	2.71 %

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The estimated costs relating to Peoples’ pension benefits that will be amortized from AOCI into net periodic cost over the next fiscal year are $11,000.

Net Periodic (Benefit) Cost

The following table details the components of the net periodic (benefit) cost for the plans at December 31:

	Pension Benefits			Post-retirement Benefits		
(Dollars in thousands)	2022	2021	2020	2022	2021	2020
Interest cost	$ 280	$ 259	$ 326	$ 1	$ 2	$ 2
Expected return on plan assets	(670)	(658)	(747)	—	—	—
Amortization of prior service credit	—	—	—	—	—	—
Amortization of net loss (gain)	67	107	132	(4)	(4)	(5)
Settlement of benefit obligation	185	143	1,054	—	—	—
Net periodic (benefit) cost	**$ (138)**	**$ (149)**	**$ 765**	**$ (3)**	**$ (2)**	**$ (3)**
Weighted-average assumptions:						
Discount rate	3.14 %	2.44 %	2.53 %	2.71 %	2.38 %	3.12 %
Expected return on plan assets	7.00 %	7.00 %	7.50 %	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2022 and grade down to an ultimate rate of 4.0% in 2070. The health care trend rate assumption does not have a significant effect on the contributory defined benefit postretirement plan; therefore, an one percentage point increase or decrease in the trend rate is not material in the determination of the accumulated postretirement benefit obligation or the ongoing expense.

Under US GAAP, Peoples is required to recognize a settlement gain or loss when the aggregate amount of lump-sum distributions to participants equals or exceeds the sum of the service and interest cost components of the net periodic pension cost. The amount of settlement gain or loss recognized is the pro rata amount of the unrealized gain or loss existing immediately prior to the settlement. In general, both the projected benefit obligation and the fair value of plan assets are required to be remeasured in order to determine the settlement gain or loss.

There were $185,000 in settlement charges recorded in 2022, compared to $143,000 recorded in 2021, and $1.1 million recorded in 2020.

Determination of Expected Long-term Rate of Return

The expected long-term rate of return on the pension plan's total assets is based on a weighted average of the expected return of each category of the pension plan's assets. Peoples' investment strategy for the pension plan's assets continues to allocate 60%-75% to equity securities.

Plan Assets

Peoples' investment strategy, as established by Peoples' Retirement Plan Committee, is to invest assets of the pension plan based upon established target allocations, which include a target range of 60-75% allocation in equity securities, 20-43% in debt securities and 2-10% of other investments. The assets are reallocated periodically to meet the target allocations. The investment policy is reviewed periodically, under the advisement of a certified investment advisor, to determine if the policy should be changed.

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The following table provides the fair values of investments held in Peoples' pension plan at December 31, by major asset category:

(Dollars in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)
2022		
Equity securities:		
Mutual funds – equity	$ 6,357	$ 6,357
Debt securities:		
Mutual funds – taxable income	2,439	2,439
Total fair value of pension assets	**$ 8,796**	**$ 8,796**
2021		
Equity securities:		
Mutual funds – equity	$ 8,516	$ 8,516
Debt securities:		
Mutual funds – taxable income	2,912	2,912
Total fair value of pension assets	**$ 11,428**	**$ 11,428**

Pension plan assets also included cash and cash equivalents of $375,000 and no accrued income at December 31, 2022. Cash and cash equivalents were $284,000 and accrued income was $1,000 at December 31, 2021. For further information regarding levels of input used to measure fair value, refer to "Note 2 Fair Value of Financial Instruments."

Equity securities held as investments in Peoples' pension plan did not include any securities of Peoples or related parties in 2022 or 2021.

Cash Flows

Peoples does not expect to make contributions to its pension plan in 2023; however, actual contributions are made at the discretion of the Retirement Plan Committee and Peoples' Board of Directors.

Estimated future benefit payments, which reflect benefits attributable to estimated future service, for the years ending December 31 are as follows:

(Dollars in thousands)	Pension Benefits	Post-retirement Benefits
2023	$ 1,082	$ 10
2024	843	9
2025	656	7
2026	792	6
2027	659	6
2028 to 2032	2,780	16
Total	**$ 6,812**	**$ 54**

Retirement Savings Plan

Peoples also maintains a retirement savings plan, or 401(k) plan, which covers substantially all employees. The plan provides participants with the opportunity to save for retirement on a tax-deferred basis. From January 1, 2011, until December 31, 2019, matching contributions equaled 100% of participants' contributions that did not exceed 3% of the participants' compensation, plus 50% of participants' contributions between 3% and 5% of the participants' compensation. Beginning January 1, 2020, Peoples matched 100% of participants' contributions that did not exceed 4% of the participants' compensation, plus 50% of participants' contributions between 4% and 6% of the participants' compensation. As of January 1, 2021, Peoples began matching 100% of participants' contributions up to 6% of the participants' compensation. Matching contributions made by Peoples totaled $4.4 million in 2022, $3.5 million in 2021 and $2.5 million in 2020.

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Note 13 Income Taxes

The reported income tax expense and effective tax rate in the Consolidated Statements of Income differ from the amounts computed by applying the statutory federal corporate income tax rate as follows for the years ended December 31:

(Dollars in thousands)	2022		2021		2020	
	Amount	Rate	Amount	Rate	Amount	Rate
Income tax computed at statutory federal corporate income tax rate	$ 27,015	21.0 %	$ 11,954	21.0 %	$ 8,956	21.0 %
Differences in rate resulting from:						
State taxes, net of federal benefit	2,277	1.8 %	119	0.2 %	62	0.1 %
Investment securities impairment	431	0.3 %	—	— %	—	— %
Nondeductible acquisition costs	42	— %	269	0.5 %	—	— %
Common share awards	12	— %	74	0.1 %	(5)	— %
Bank owned life insurance	(551)	(0.4)%	(371)	(0.6)%	(415)	(1.0)%
Investments in tax credit funds	(629)	(0.5)%	(381)	(0.7)%	(415)	(1.0)%
Captive insurance benefit	(421)	(0.3)%	(435)	(0.8)%	(412)	(1.0)%
Tax-exempt interest income	(921)	(0.7)%	(835)	(1.5)%	(668)	(1.6)%
Fixed asset depreciation	—	— %	(1,142)	(2.0)%	—	— %
Other, net	94	0.1 %	163	0.3 %	776	2.0 %
Income tax expense	**$ 27,349**	**21.3 %**	**$ 9,415**	**16.5 %**	**$ 7,879**	**18.5 %**

Peoples' reported income tax expense consisted of the following for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
Current income tax expense	$ 8,783	$ 6,541	$ 15,980
Deferred income tax expense (benefit)	18,566	2,874	(8,101)
Income tax expense	**$ 27,349**	**$ 9,415**	**$ 7,879**

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The significant components of Peoples' deferred tax assets and deferred tax liabilities consisted of the following at December 31: (Dollars in thousands) 2022 2021 Deferred tax assets: Available-for-sale securities $ 39,425 $ 1,905 Allowance for credit losses 12,827 13,575 Nonaccrual loan interest income 4,366 3,898 Accrued employee benefits 3,391 2,161 Lease obligation 1,757 1,960 Net operating loss carryforward 158 223 Tax credit investments — 1,096 Derivative instruments — 1,088 Other 899 561 Gross deferred tax assets $ 62,823 $ 26,467 Valuation allowance $ 158 $ 158 Total deferred tax assets $ 62,665 $ 26,309 Deferred tax liabilities: Equipment leases $ 16,316 $ — Deferred loan income 5,512 5,249 Purchase accounting adjustments 4,431 3,166 Bank premises and equipment 3,206 3,838 Lease right-of-use assets 1,588 1,788 Derivative instruments 1,302 — Other 2,259 662 Total deferred tax liabilities $ 34,614 $ 14,703 Net deferred tax asset $ 28,051 $ 11,606 At December 31, 2022, Peoples had $2.2 million of state net operating loss carryforwards which are unlikely to be utilized, resulting in a valuation allowance against the net tax benefit of approximately $158,000. The federal income tax benefit from sales of investment securities was $14,000 in 2022, $192,000 in 2021, and $77,000 in 2020. Income tax benefits are recognized in the Consolidated Financial Statements for a tax position only if it is considered "more- likely-than-not" of being sustained in an audit, based solely on the technical merits of the income tax position. If the recognition criteria are met, the amount of income tax benefits to be recognized are measured based on the largest income tax benefit that is more than 50 percent likely to be realized on ultimate resolution of the tax position. The following table provides a reconciliation of uncertain tax positions at December 31: (Dollars in thousands) 2022 2021 Uncertain tax positions, beginning of year $ 106 $ 149 Gross increase based on tax positions related to current year 39 — Gross decrease due to the statute of limitations (56) (43) Uncertain tax positions, end of year $ 89 $ 106 Peoples is subject to U.S. federal income tax, as well as to tax in various state income tax jurisdictions. Peoples' income tax returns are subject to review and examination by federal and state taxing authorities. Peoples is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the years ended December 31, 2019 through 2021. The years open to examination by state taxing authorities vary by jurisdiction. 131

Note 14 Earnings Per Common Share

The calculations of basic and diluted earnings per common share for the years ended December 31 were as follows:

(Dollars in thousands, except per common share data)	2022	2021	2020
Net income available to common shareholders	$ 101,292	$ 47,555	$ 34,767
Less: Dividends paid on unvested common shares	(354)	(295)	(367)
Add: Undistributed loss allocated to unvested common shares	(96)	(26)	(5)
Net earnings allocated to common shareholders	$ 100,842	$ 47,234	$ 34,395
Weighted-average common shares outstanding	27,908,022	21,816,511	19,721,772
Effect of potentially dilutive common shares	91,580	143,372	122,034
Total weighted-average diluted common shares outstanding	27,999,602	21,959,883	19,843,806
Earnings per common share:			
Basic	$ 3.61	$ 2.17	$ 1.74
Diluted	$ 3.60	$ 2.15	$ 1.73
Anti-dilutive common shares excluded from calculation:			
Restricted shares	—	275	64,145

Note 15 Derivative Financial Instruments

Peoples utilizes interest rate swap agreements as part of its asset/liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements. The fair value of derivative financial instruments is included in "Other assets" and "Accrued expenses and other liabilities" in the Consolidated Balance Sheets and in the net other adjustments to reconcile net income to "Net cash provided by operating activities" in the Consolidated Statements of Cash Flows.

Derivative Financial Instruments and Hedging Activities – Risk Management Objective of Using Derivative Financial Instruments

Peoples is exposed to certain risks arising from both its business operations and economic conditions. Peoples principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. Peoples manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its assets and liabilities. Peoples also manages interest rate risk through the use of derivative financial instruments. Specifically, Peoples enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known or expected cash amounts, the values of which are determined by interest rates. Peoples' derivative financial instruments are used to manage differences in the amount, timing and duration of Peoples' known or expected cash receipts and its known or expected cash payments principally related to certain variable rate borrowings. Peoples also has interest rate derivative financial instruments that result from a service provided to certain qualifying customers and, therefore, are not used to manage interest rate risk in Peoples' assets or liabilities. Peoples manages a matched book with respect to customer-related derivative financial instruments in order to minimize its net risk exposure resulting from such transactions.

Cash Flow Hedges of Interest Rate Risk

Peoples' objectives in using interest rate derivative financial instruments are to add stability to interest income and expense, and to manage its exposure to interest rate movements. To accomplish these objectives, Peoples has entered into interest rate swaps as part of its interest rate risk management strategy. These interest rate swaps were designated as cash flow hedges and involve the receipt of variable rate amounts from a counterparty in exchange for Peoples making fixed payments. At December 31, 2022, Peoples had entered into thirteen interest rate swaps with an aggregate notional value of $125.0 million. Peoples will pay a fixed rate of interest for up to ten years while receiving a floating rate component of interest equal to the three-month LIBOR rate. The interest received on the floating rate component is intended to offset the interest paid on rolling three-month brokered deposits which will continue to be rolled through the life of the swaps. At December 31, 2022, the interest rate swaps were designated as cash flow hedges of $125.0 million in brokered deposits, which are expected to be extended every 90 days through the maturity dates of the swaps.

For derivative financial instruments designated as cash flow hedges and assessed as effective, the changes in the fair value of each derivative financial instrument is reported in AOCI (outside of earnings), net of tax, and are reclassified to interest expense as interest payments are made or received on Peoples' variable-rate liabilities. Peoples assesses the effectiveness of each hedging relationship by

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comparing the changes in cash flows of the hedging derivative financial instrument with the changes in cash flows of the designated hedged transaction. The reset dates and the payment dates on the 90-day advances or brokered deposits are matched to the reset dates and payment dates on the receipt of the three-month LIBOR floating portion of the swaps to ensure effectiveness of the cash flow hedge. During the years ended December 31, 2022 and December 31, 2021, Peoples had reclassifications of changes in fair value to interest expense of $0.8 million and $0.7 million, respectively. The following table summarizes information about the interest rate swaps designated as cash flow hedges at December 31: (Dollars in thousands) 2022 2021 Notional amount $ 125,000 $ 125,000 Weighted average pay rates 2.26% 2.26 % Weighted average receive rates 4.44% 1.10 % Weighted average maturity 2.6 years 3.6 years Pre-tax changes in fair value included in AOCI 5,727 (4,879) The following table presents changes in fair value recorded in AOCI and in the Consolidated Statements of Income related to the cash flow hedges for the years ended December 31: (Dollars in thousands) 2022 2021 Amount of income recognized in AOCI, pre-tax $ 10,606 $ 6,999 The following table reflects the cash flow hedges, which were included in the Consolidated Balance Sheets at fair value, at December 31: 2022 2021 (Dollars in thousands) Notional Amount Fair Value Notional Amount Fair Value Included in "Other assets": Interest rate swaps related to debt $ 125,000 $ 5,594 $ — $ — Total included in "Other assets" $ 125,000 $ 5,594 $ — $ — Included in "Accrued expenses and other liabilities": Interest rate swaps related to debt $ — $ — $ 125,000 $ 5,020 Total included in "Accrued expenses and other liabilities" $ — $ — $ 125,000 $ 5,020 Non-Designated Hedges Peoples maintains an interest rate protection program for commercial loan customers, which was established in 2010. Under this program, Peoples originates variable rate loans with interest rate swaps, where the customer enters into an interest rate swap with Peoples on terms that match the terms of the loan. By entering into the interest rate swap with the customer, Peoples effectively provides the customer with a fixed rate loan while creating a variable rate asset for Peoples. Peoples offsets its exposure in the swap by entering into an offsetting interest rate swap with an unaffiliated institution. These interest rate swaps do not qualify as designated hedges; therefore, each swap is accounted for as a standalone derivative financial instrument. These interest rate swaps did not have a material impact on Peoples' results of operation or financial condition for the years ended December 31, 2022 and 2021. 133

The following table reflects the non-designated hedges, which were included in the Consolidated Balance Sheets at fair value, at December 31:

	2022		2021	
(Dollars in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in "Other assets":				
Interest rate swaps related to commercial loans	$ 390,126	$ 28,529	$ 419,733	$ 12,163
Total included in "Other assets"	390,126	28,529	419,733	12,163
Included in "Accrued expenses and other liabilities":				
Interest rate swaps related to commercial loans	$ 390,126	$ 28,529	$ 419,733	$ 12,163
Total included in "Accrued expenses and other liabilities"	390,126	28,529	419,733	12,163

Pledged Collateral

Peoples pledges or receives collateral for all interest swaps. When the fair value of Peoples' interest rate swaps are in a net liability position, Peoples must pledge collateral, and, when the fair value of Peoples' interest rate swaps are in a net asset position, the respective counterparties must pledge collateral. At each of December 31, 2022 and December 31, 2021, Peoples had no cash pledged while the counterparties had pledged $20.9 million at December 31, 2022 and none at December 31, 2021. At December 31, 2022 and December 31, 2021, Peoples had zero and $28.1 million, respectively, in investment securities pledged, while counterparties had $2.5 million of investment securities pledged at December 31, 2022 and none pledged at December 31, 2021. Investment securities pledged are included in "Available-for-sale investment securities" and "Held-to-maturity investment securities" on the Consolidated Balance Sheets.

Note 16 Off-Balance Sheet Risk

Loan Commitments and Standby Letters of Credit

Loan commitments are made to accommodate the financial needs of Peoples' customers. Standby letters of credit are instruments issued by Peoples Bank guaranteeing the beneficiary payment by Peoples Bank in the event of default by Peoples Bank's customer in the nonperformance of an obligation or service. Historically, most loan commitments and standby letters of credit expire unused. Peoples' exposure to credit loss in the event of nonperformance by the counter-party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. Peoples uses the same underwriting standards in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

The total amounts of loan commitments and standby letters of credit at December 31 were:

(Dollars in thousands)	2022	2021
Home equity lines of credit	$ 197,995	$ 177,262
Unadvanced construction loans	270,229	227,135
Other loan commitments	730,015	577,170
Loan commitments	1,198,239	981,567
Standby letters of credit	$ 15,451	$ 12,805

Note 17 Regulatory Matters

The following is a summary of certain regulatory matters affecting Peoples and its subsidiaries:

Federal Reserve Board Requirements

Peoples Bank is required to maintain a minimum level of reserves, consisting of cash on hand and non-interest-bearing balances with the FRB of Cleveland, based on the amount of total deposits. Average required reserve balances were $0 and $0 in 2022 and 2021, respectively.

Limits on Dividends

The primary source of funds for the dividends paid by Peoples is dividends received from Peoples Bank. The payment of dividends by Peoples Bank is subject to various banking regulations. The most restrictive provision requires regulatory approval if dividends declared in any calendar year exceed the total net profits of that year plus the retained net profits of the preceding two years.

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At December 31, 2022, Peoples Bank had approximately $66.3 million of net profits available for distribution to Peoples as dividends without regulatory approval.

Capital Requirements

Peoples and Peoples Bank are subject to various regulatory capital guidelines administered by the banking regulatory agencies. Under capital adequacy requirements and the regulatory framework for prompt corrective action, Peoples and Peoples Bank must meet specific capital guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Peoples' and Peoples Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet future minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a material effect on Peoples' financial results.

Quantitative measures established by regulation to ensure capital adequacy, and in effect at December 31, 2022, required Peoples and Peoples Bank to maintain minimum amounts and ratios of common equity tier 1 capital, tier 1 capital and total capital (each as defined in the applicable regulations) to risk-weighted assets (as defined), and of tier I capital (as defined) to average assets (as defined). Peoples and Peoples Bank met all capital adequacy requirements at December 31, 2022.

At December 31, 2022, the most recent notification from the banking regulatory agencies categorized Peoples Bank as well capitalized under the regulatory framework for prompt corrective action applicable to Peoples Bank. Peoples maintained the capital required by the Federal Reserve Board to be deemed well capitalized and remain a financial holding company. To be categorized as well capitalized, Peoples and Peoples Bank must maintain minimum common equity tier 1, tier 1 risk-based, total risk-based and tier I leverage ratios as set forth in the table below. There are no conditions or events since this notification that management believes have changed Peoples' or Peoples Bank's category.

Peoples' and Peoples Bank's actual capital amounts and ratios at December 31 are also presented in the following table:

	2022		2021	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**
PEOPLES				
Common Equity Tier 1 [(a)]				
Actual	$ 604,566	11.92 %	$ 577,565	12.52 %
For capital adequacy	228,206	4.50 %	207,642	4.50 %
To be well capitalized	329,631	6.50 %	299,927	6.50 %
Tier 1 [(b)]				
Actual	$ 618,354	12.19 %	$ 591,215	12.81 %
For capital adequacy	304,274	6.00 %	276,856	6.00 %
To be well capitalized	405,699	8.00 %	369,141	8.00 %
Total Capital [(c)]				
Actual	$ 662,421	13.06 %	$ 648,948	14.06 %
For capital adequacy	405,699	8.00 %	369,141	8.00 %
To be well capitalized	507,124	10.00 %	461,426	10.00 %
Tier 1 Leverage [(d)]				
Actual	$ 618,354	8.92 %	$ 591,215	8.67 %
For capital adequacy	277,302	4.00 %	272,916	4.00 %
To be well capitalized	346,628	5.00 %	341,145	5.00 %
Capital Conservation Buffer	$ 256,722	5.06 %	$ 279,807	6.06 %
Fully phased in	126,781	2.50 %	115,356	2.50 %
Net Risk-Weighted Assets	$ 5,071,240		$ 4,614,259	

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	2022		2021	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
PEOPLES BANK				
Common Equity Tier 1 [(a)]				
Actual	$ 593,609	11.72 %	$ 566,594	12.30 %
For capital adequacy	227,843	4.50 %	207,318	4.50 %
To be well capitalized	329,107	6.50 %	299,460	6.50 %
Tier 1 [(b)]				
Actual	$ 593,609	11.72 %	$ 566,594	12.30 %
For capital adequacy	303,791	6.00 %	276,424	6.00 %
To be well capitalized	405,055	8.00 %	368,566	8.00 %
Total Capital [(c)]				
Actual	$ 637,676	12.59 %	$ 624,238	13.55 %
For capital adequacy	405,055	8.00 %	368,566	8.00 %
To be well capitalized	506,318	10.00 %	460,707	10.00 %
Tier 1 Leverage [(d)]				
Actual	$ 593,609	8.58 %	$ 566,594	8.32 %
For capital adequacy	276,712	4.00 %	272,284	4.00 %
To be well capitalized	345,890	5.00 %	340,355	5.00 %
Capital Conservation Buffer	$ 232,621	4.59 %	$ 255,672	5.55 %
Fully phased in	126,580	2.50 %	115,177	2.50 %
Net Risk-Weighted Assets	$ 5,063,183		$ 4,607,072	

(a) Ratio represents common equity tier 1 capital to net risk-weighted assets

(b) Ratio represents tier 1 capital to net risk-weighted assets

(c) Ratio represents total capital to net risk-weighted assets

(d) Ratio represents tier 1 capital to average assets

Note 18 Stock-Based Compensation

Under the Peoples Bancorp Inc. Third Amended and Restated 2006 Equity Plan (the "2006 Equity Plan"), Peoples may grant, among other awards, nonqualified stock options, incentive stock options, restricted common share awards, stock appreciation rights, performance units and unrestricted common share awards to employees and non-employee directors. The total number of common shares available under the 2006 Equity Plan is 891,340. The maximum number of common shares that can be issued for incentive stock options is 500,000 common shares. Since February 2009, Peoples has granted restricted common shares to employees, and periodically to non-employee directors, subject to the terms and conditions prescribed by the 2006 Equity Plan. Additionally, in 2017, Peoples granted performance units to certain officers. In general, common shares issued in connection with stock-based awards are issued from treasury shares to the extent available. If no treasury shares are available, common shares are issued from authorized but unissued common shares.

Restricted Common Shares

Under the 2006 Equity Plan, Peoples may award restricted common shares to officers, key employees and non-employee directors. In general, the restrictions on the restricted common shares awarded to employees expire after periods ranging from one to five years. Since 2018, common shares awarded to non-employee directors have vested immediately upon grant with no restrictions. In 2022, Peoples granted an aggregate of 154,645 restricted common shares subject to performance-based vesting to officers and key employees with restrictions that will lapse three years after the grant date; provided that in order for the restricted common shares to vest in full, Peoples must have reported positive net income and maintained a well-capitalized status by regulatory standards for each of the three fiscal years preceding the vesting date. During 2022, Peoples granted, to certain key employees, an aggregate of 62,024 restricted common shares subject to time-based vesting, the majority of which will vest three years after the grant date.

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The following summarizes the changes to Peoples’ outstanding restricted common shares for the year ended December 31, 2022: Time-Based Vesting Performance-Based Vesting Number of Common Shares Weighted- Average Grant Date Fair Value Number of Common Shares Weighted- Average Grant Date Fair Value Outstanding at January 1 88,922 25.44 247,346 32.19 Awarded 62,024 30.88 154,645 32.21 Released (12,424) 32.37 (100,664) 32.20 Forfeited — — (5,452) 32.14 Outstanding at December 31 138,522 27.25 295,875 32.20 The total intrinsic value of restricted common shares released was $3.7 million, $2.6 million and $2.0 million in 2022, 2021 and 2020, respectively. Stock-Based Compensation Peoples recognizes stock-based compensation expense, which is included as a component of Peoples’ salaries and employee benefit costs, for restricted common shares and performance unit awards, as well as purchases made by participants in the employee stock purchase plan. For restricted common shares, Peoples recognizes stock-based compensation based on the estimated fair value of the awards expected to vest on the grant date. The estimated fair value is then expensed over the vesting period, which is normally three years. For performance unit awards, Peoples recognizes stock-based compensation, over the performance period, based on the portion of the awards that is expected to vest based on the expected level of achievement of the established performance goals. Peoples also has an employee stock purchase plan whereby employees can purchase Peoples' common shares at a discount of up to 15%. The following summarizes the amount of stock-based compensation and related tax benefit recognized for the years ended December 31: (Dollars in thousands) 2022 2021 2020 Employee stock-based compensation expense: Restricted common share grant expense $ 3,707 $ 3,436 $ 3,556 Employee stock purchase plan expense 112 79 63 Performance stock unit benefit — — (12) Total employee stock-based compensation expense 3,819 3,515 3,607 Non-employee director stock-based compensation expense 506 375 340 Total stock-based compensation expense 4,325 3,890 3,947 Recognized tax benefit (1,007) (867) (818) Net expense recognized $ 3,318 $ 3,023 $ 3,129 Restricted common shares were the primary form of stock-based compensation awards granted by Peoples in 2022, 2021 and 2020. The fair value of restricted common share awards on the grant date is the market price of Peoples' common shares. Total unrecognized stock-based compensation related to unvested restricted common share awards was $4.1 million at December 31, 2022, which will be recognized over a weighted-average period of 1.9 years. In 2021, the Board of Directors granted 4,347 unrestricted common shares to non-employee directors, with related stock-based compensation of $135,000. 137

Note 19 Revenue The following table details Peoples' revenue from contracts with customers for the year ended December 31: (Dollars in thousands) 2022 2021 Insurance income: Commission and fees from sale of insurance policies (a) $ 13,960 $ 12,819 Fees related to third-party administration services (a) 343 389 Performance-based commissions (b) 1,424 2,044 Trust and investment income: Fiduciary income (a) 10,048 10,490 Brokerage income (a) 6,343 5,966 Electronic banking income: Interchange income (a) 16,674 14,254 Promotional and usage income (a) 4,420 3,756 Deposit account service charges: Ongoing maintenance fees for deposit accounts (a) 5,323 3,807 Transactional-based fees (b) 9,260 6,336 Commercial loan swap fees (b) 662 543 Other non-interest income transactional-based fees (b) 1,499 968 Total $ 69,956 $ 61,372 Timing of revenue recognition: Services transferred over time $ 57,111 $ 51,481 Services transferred at a point in time 12,845 9,891 Total $ 69,956 $ 61,372 (a) Services transferred over time. (b) Services transferred at a point in time. Peoples records contract assets for income that has been recognized over a period of time for the fulfillment of performance obligations, but has not yet been received, related to electronic banking income. This income typically relates to bonuses for which Peoples is eligible, but will not receive until a certain time in the future. Peoples records contract liabilities for payments received for commission income related to the sale of insurance policies, for which the performance obligations have not yet been fulfilled. The contract liabilities are recognized as income over time, during the period in which the performance obligations are fulfilled, which is over the insurance policy period. Peoples also records contract liabilities for bonuses received related to electronic banking income, for which income is recognized during the period in which the performance obligations are fulfilled. The following table details the changes in Peoples' contract assets and contract liabilities for the year ended December 31, 2022: (Dollars in thousands) Contract Assets Contract Liabilities Balance, January 1, 2022 $ 743 $ 4,811 Additional income receivable 551 — Additional deferred income — 939 Recognition of income previously deferred — (116) Balance, December 31, 2022 $ 1,294 $ 5,634 For more information on Peoples' revenue recognition policies, see "Note 1 Summary of Significant Accounting Policies." Note 20 Acquisitions Elite Agency, Inc On April 1, 2022, Peoples Insurance acquired substantially all of the assets and rights of an insurance agency with five locations in eastern Kentucky and certain rights to related customer accounts, which were previously developed and maintained by Elite, pursuant to an Asset Purchase Agreement between Peoples Insurance and Elite. Total consideration for this transaction was $4.4 million. Peoples recognized intangibles of $2.1 million, primarily comprised of a customer relationship intangible. 138

Vantage Financial, LLC

On March 7, 2022, Peoples Bank purchased 100% of the equity of Vantage, a nationwide provider of equipment financing headquartered in Excelsior, Minnesota. Peoples Bank acquired assets comprising Vantage's lease business, including $154.9 million in leases and certain third-party debt in the amount of $106.9 million. Under the terms of the agreement, Peoples Bank paid cash consideration of $54.0 million, and also repaid $28.9 million in recourse debt on behalf of Vantage, for total consideration of $82.9 million. Vantage offers mid-ticket equipment leases, primarily for business essential information technology equipment across a wide-array of industries.

Peoples recorded acquisition-related expenses of $1.6 million related to the Vantage acquisition, which included $1.3 million in professional fees.

The following table provides the purchase price calculation as of the date of the acquisition of Vantage, and the assets acquired and liabilities assumed at their estimated fair values.

(Dollars in thousands)		Fair Value
Total purchase price	**$**	**82,893**
Net assets at fair value		
Assets		
Cash and due from banks	$	1,444
Leases		155,726
Allowance for credit losses (on PCD leases)		(801)
Net leases		154,925
Bank premises and equipment		116
Other intangible assets		13,207
Other assets		1,506
Total assets	$	171,198
Liabilities		
Borrowings	$	106,919
Accrued expenses and other liabilities		8,550
Total liabilities	$	115,469
Net assets	$	55,729
Goodwill	**$**	**27,164**

The goodwill recorded in connection with the Vantage acquisition is related to expected synergies to be gained from the combination of Vantage with Peoples' operations. The employees retained from the Vantage acquisition should allow Peoples to continue to grow the lease portfolio, along with Peoples' resources, and should benefit Peoples in future periods. During Peoples' evaluation of intangible assets, it was determined that an assembled workforce intangible asset was not separately recognizable and was included in goodwill. Peoples recorded other intangible assets, which included a customer relationship intangible, a trade-name intangible and non-compete agreements related to this transaction.

The following table details the fair value adjustment for acquired PCD leases as of the acquisition date:

(Dollars in thousands)		Par Value		Allowance for Credit Losses		Non-Credit Premium		Fair Value
PCD leases								
Leases	$	3,412	$	(801)	$	1,120	$	3,731
Fair value	**$**	**3,412**	**$**	**(801)**	**$**	**1,120**	**$**	**3,731**

Premier Financial Bancorp, Inc.

On September 17, 2021, Peoples completed its merger with Premier. Premier merged into Peoples, and Premier's wholly-owned subsidiaries, Premier Bank, Inc., and Citizens Deposit Bank and Trust, Inc., which combined operated 48 branches in Kentucky, Maryland, Ohio, Virginia, West Virginia and Washington, D.C., merged into Peoples' wholly-owned subsidiary, Peoples Bank. As consideration, Premier shareholders were paid 0.58 common shares of Peoples for each full common share of Premier that was owned at the acquisition date, resulting in the issuance of 8,589,685 common shares by Peoples, or $261.9 million. Peoples accounted for this

139

transaction as a business combination under the acquisition method. Peoples completed the Premier Merger in an effort to diversify and expand its franchise, and further enhance its size and scale. Peoples believes the growth potential, and attractive market areas will benefit its future financial performance. Peoples recorded acquisition-related expenses of $0.7 million related to the Premier Merger during 2022, which included $0.2 million in professional fees. The following table provides the purchase price calculation as of the date of the Premier Merger, and the assets acquired and liabilities assumed at their estimated fair values. Premier common shares 14,811,200 Number of common shares of Peoples issued for each common share of Premier 0.58 Price per Peoples common share, based at closing date $ 30.49 Common share consideration 261,899 Cash paid in lieu of fractional common shares 25 Total consideration $ 261,924 Net assets at fair value Assets Cash and due from banks $ 248,360 Interest-bearing deposits in other banks 1,025 Total cash and cash equivalents 249,385 Available-for-sale investment securities 551,953 Other investment securities 4,159 Total investment securities 556,112 Loans: Construction 97,262 96,025 Commercial real estate, other 544,950 534,869 Commercial and industrial 132,293 131,979 Residential real estate 332,269 331,544 Home equity lines of credit 46,969 45,910 Consumer 20,961 21,513 Total loans 1,174,704 1,161,840 Allowance for credit losses (on PCD Loans) (15,513) Net loans 1,146,327 Bank premises and equipment 30,098 Other intangible assets 4,233 OREO 11,081 (Dollars in thousands) Unpaid Principal Balance Fair Value 140

Other assets 26,982 Total assets $ 2,024,218 Liabilities Deposits: Non-interest-bearing $ 733,157 Interest-bearing 1,018,387 Total deposits 1,751,544 Short-term borrowings 63,807 Long-term borrowings 6,070 Accrued expenses and other liabilities 7,813 Total liabilities 1,829,234 Net assets 194,984 Goodwill $ 66,940 (Dollars in thousands) Unpaid Principal Balance Fair Value The recorded goodwill associated with the Premier Merger is related to expected synergies and operational efficiencies to be gained from the combination of Premier with Peoples' operations. None of the goodwill associated with the Premier Merger is expected to be deductible for tax purposes. The geographic locations of Premier will allow Peoples to continue to grow the loan and deposit portfolios, while also increasing Peoples' ability to penetrate the new markets with wealth management and insurance services, which should benefit Peoples in future periods. Additional information regarding other intangibles recognized in the acquisition can be found in "Note 7 Goodwill and Other Intangible Assets." The following is a description of the methods used to determine the fair values of significant assets and liabilities presented above. Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, balances due from other banks, interest- bearing deposits in other banks, federal funds sold and other short-term investments with original maturities of ninety days or less. The carrying amount for cash and due from banks is a reasonable estimate of fair value. Investment Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair value estimates are based on observable inputs including quoted market prices for similar instruments, quoted market prices that are not in an active market or other inputs that are observable in the market. In the absence of observable inputs, fair value is estimated based on pricing models and/or discounted cash flow methodologies. Loans: Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan, related collateral, classification status, fixed or variable interest rate, term, amortization status and current discount rates. Loans were grouped together according to similar characteristics when applying various valuation techniques. The discount rates used for loans were based on current market rates at the acquisition date for new originations for comparable loans and included adjustments for liquidity. The discount rates did not include a factor for credit losses as that had been included as a reduction to the estimated cash flows. Fair values for loans that were individually assessed were based on third- party valuations. Bank Premises and Equipment: The fair values of premises were based on a market approach, with third-party appraisals and broker opinions of value obtained for land, office and branch space. OREO: The fair values of OREO were based on a market approach, with third-party appraisals and broker opinions of value obtained for land and buildings. Customer Deposit Intangible: The customer deposit intangible represented the low cost of funding acquired core deposits provide relative to a marginal cost of funds. The fair value was estimated based on a discounted cash flow methodology that gave consideration to expected customer attrition rates, the net maintenance cost of the deposit base, the alternative cost of funds, and the interest costs associated with customer deposits. The customer deposit intangible is being amortized over 10 years based upon the period over which estimated economic benefits are estimated to be received. Deposits: The fair values used for the demand and savings deposits equaled the amount payable on demand at the acquisition date. The fair values for time deposits were estimated using a discounted cash flow calculation that applied interest rates being offered at the acquisition date to the contractual interest rates on such time deposits. Borrowings: Short-term borrowings consisted of overnight repurchase agreements, and given their short-term nature book value approximated fair value. The fair values of long-term borrowings, including trust preferred securities, were estimated 141 using discounted cash flow analyses, based on incremental borrowing rates at acquisition date for similar types of instruments.

Loans acquired by Peoples in a business combination that have evidence of more than insignificant credit deterioration, which includes loans that Peoples believes it is probable that Peoples will be unable to collect all contractually required payments, are considered PCD loans. Acquired PCD loans are reported net of the unamortized fair value adjustment. These loans are recorded at the purchase price, and an allowance for credit losses is determined based upon discrete credit marks, along with discounted cash flow models based upon similar pools of loans, using a similar methodology as for other loans. The following table details the fair value adjustment for acquired PCD loans as of the acquisition date:

(Dollars in thousands)	Par Value	Allowance for Credit Losses	Non-Credit (Discount) Premium	Fair Value
PCD loans				
Construction	$ 20,143	$ (2,005)	$ (214)	$ 17,924
Commercial real estate, other	97,193	(9,053)	(2,123)	86,017
Commercial and industrial	9,948	(3,630)	113	6,431
Residential real estate	18,349	(696)	(251)	17,402
Home equity lines of credit	1,291	(55)	(72)	1,164
Consumer	929	(74)	37	892
Fair value	**$ 147,853**	**$ (15,513)**	**$ (2,510)**	**$ 129,830**

NS Leasing, LLC

Peoples Bank entered into an Asset Purchase Agreement, dated March 24, 2021 with NSL, which is headquartered in Burlington, Vermont, and does business as "North Star Leasing". The transaction closed after the end of business on March 31, 2021 and Peoples Bank began operating the acquired business as a division of Peoples Bank on April 1, 2021. Peoples Bank acquired assets comprising NSL's equipment finance business and assumed from NSL certain specified liabilities for total cash consideration of $116.5 million, plus a potential earnout payment to NSL of up to $3.1 million. Peoples Bank acquired $83.3 million in leases and satisfied, on behalf of NSL, certain third-party debt in the amount of $69.1 million. NSL underwrites, originates and services equipment leases and equipment financing agreements to businesses throughout the U.S. Peoples recorded goodwill in the amount of $24.7 million and other intangibles of $14.0 million, which included a customer relationship intangible, trade name intangible and non-compete agreements related to this transaction. Peoples also recorded and paid an earn-out provision of approximately $3.0 million. Peoples accounted for this transaction as a business combination under the acquisition method.

The recorded goodwill associated with the NSL acquisition is related to expected synergies and operational efficiencies to be gained from the combination of NSL with Peoples' operations. The employees retained from the NSL acquisition should allow Peoples to continue to grow the lease portfolio, along with Peoples' resources, and should benefit Peoples in future periods. During Peoples' evaluation of intangible assets, it was determined that an assembled workforce intangible asset was not separately recognizable and was included in goodwill.

The following table provides the purchase price calculation as of the date of acquisition for NSL and the assets acquired and liabilities assumed at their estimated fair values.

142

(Dollars in thousands) Total purchase price (a) $ 118,846 Net assets at fair value Assets Cash and due from banks $ 216 Net leases 82,833 Bank premises and equipment, net of accumulated depreciation 470 Other intangible assets 14,009 Other assets 1,225 Total assets $ 98,753 Liabilities Accrued expenses and other liabilities $ 4,627 Total liabilities $ 4,627 Net assets $ 94,126 Goodwill $ 24,720 (a) Includes estimated contingent consideration related to the bonus earn-out provision of $2.3 million. Peoples recorded an additional $0.7 million in non-interest expense in 2021 related to an update to the estimated earn-out provision. Leases acquired by Peoples in a business combination that have evidence of more than insignificant credit deterioration, which includes leases that Peoples believes it is probable that Peoples will be unable to collect all contractually required payments, are considered PCD leases. These leases are recorded at the purchase price, and an allowance for credit losses is determined using the same methodology as for other leases. Acquired PCD leases are reported net of the unamortized fair value adjustment. The following table details the fair value adjustment for acquired PCD leases as of the acquisition date: (Dollars in thousands) NSL PCD leases Par value $ 5,248 Allowance for credit losses (493) Non-credit premium 85 Fair value $ 4,840 Peoples recorded acquisition-related expenses related to the NSL acquisition during 2022 of $90,000. 143

Note 21 Parent Company Only Financial Information Condensed Balance Sheets December 31, (Dollars in thousands) 2022 2021 Assets: Cash and due from other banks $ 50 $ 50 Interest-bearing deposits in subsidiary bank 14,961 15,202 Due from subsidiary bank 1,353 547 Other investment securities 234 220 Investments in subsidiaries: Bank 774,294 834,037 Non-bank 11,944 12,278 Other assets 2,877 5,248 Total assets $ 805,713 $ 867,582 Liabilities: Accrued expenses and other liabilities $ 3,336 $ 5,660 Dividends payable 781 767 Mandatorily redeemable capital securities of subsidiary trusts 16,268 16,130 Total liabilities 20,385 22,557 Total stockholders' equity 785,328 845,025 Total liabilities and stockholders' equity $ 805,713 $ 867,582 Condensed Statements of Income Year Ended December 31, (Dollars in thousands) 2022 2021 2020 Income: Dividends from subsidiary bank $ 52,000 $ 29,000 $ 49,000 Dividends from non-bank subsidiary 1,860 1,750 — Interest and other income 39 73 16 Total income 53,899 30,823 49,016 Expense: Trust preferred securities expense 744 367 373 Intercompany management fees 1,379 1,303 1,369 Other expense 6,539 5,675 5,376 Total expense 8,662 7,345 7,118 Income before federal income taxes and equity in undistributed earnings of subsidiaries 45,237 23,478 41,898 Applicable income tax expense (1,979) (1,295) (1,128) Equity in (excess dividends from) undistributed earnings of subsidiaries 54,076 22,782 (8,259) Net income $ 101,292 $ 47,555 $ 34,767 144

Statements of Cash Flows Year Ended December 31, (Dollars in thousands) 2022 2021 2020 Operating activities Net income $ 101,292 $ 47,555 $ 34,767 Adjustments to reconcile net income to cash provided by operations: Depreciation, amortization and accretion, net 138 6,224 161 (Equity in) excess dividends from undistributed earnings of subsidiaries (54,076) (22,782) 8,259 Gain on investment securities — — (8) Other, net 5,008 3,930 8,492 Net cash provided by operating activities 52,362 34,927 51,671 Investing activities Net proceeds from sales and maturities of investment securities — 10 10 Investment in subsidiaries (13,084) (16,282) (35,238) Decrease in receivable from subsidiary 12,279 16,344 34,719 Business combinations, net of cash received (1,239) (710) — Other, net (262) (1,998) (76) Net cash used in investing activities (2,306) (2,636) (585) Financing activities Purchase of treasury stock (9,152) (1,306) (30,409) Proceeds from issuance of common shares 1,226 906 594 Cash dividends paid (42,371) (31,002) (27,052) Net cash used in financing activities (50,297) (31,402) (56,867) Net (decrease) increase in cash and cash equivalents (241) 889 (5,781) Cash and cash equivalents at the beginning of year 15,252 14,363 20,144 Cash and cash equivalents at the end of year $ 15,011 $ 15,252 $ 14,363 Supplemental cash flow information: Interest paid $ 663 $ 331 $ 385 145

PART III ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information concerning (a) directors of Peoples Bancorp Inc. ("Peoples"), (b) the procedures by which shareholders of Peoples may recommend nominees to Peoples' Board of Directors, (c) the Audit Committee of Peoples' Board of Directors and (d) the Board of Directors' determination that Peoples has an "audit committee financial expert" serving on its Audit Committee required by Items 401, 407(c)(3), 407(d)(4) and 407(d)(5) of SEC Regulation S-K will be included in the sections captioned "PROPOSAL NUMBER 1: ELECTION OF DIRECTORS," "THE BOARD AND COMMITTEES OF THE BOARD" and "CORPORATE GOVERNANCE AND BOARD MATTERS - Nominating Procedures" of the definitive Proxy Statement of Peoples Bancorp Inc. relating to the Annual Meeting of Shareholders to be held on April 27, 2023 ("Peoples' Definitive Proxy Statement"), which sections are incorporated herein by reference. The procedures by which shareholders of Peoples may recommend nominees to Peoples' Board of Directors have not changed materially from those described in Peoples' definitive Proxy Statement for the 2022 Annual Meeting of Shareholders held on April 28, 2022. The information regarding Peoples' executive officers required by Item 401 of SEC Regulation S-K will be included in the section captioned "EXECUTIVE OFFICERS" of Peoples' Definitive Proxy Statement, which section is incorporated herein by reference. Information regarding beneficial ownership reporting compliance under Section 16(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference from the text to be included under the caption "DELINQUENT SECTION 16(a) REPORTS" of Peoples' Definitive Proxy Statement, to the extent that disclosure of information is required. The Board of Directors of Peoples has adopted charters for each of the Audit Committee, the Compensation Committee, the Executive Committee, the Governance and Nominating Committee, and the Risk Committee. In accordance with the requirements of Rule 5610 of the Nasdaq Stock Market Corporate Governance Requirements, the Board of Directors of Peoples has adopted a Code of Ethics covering the directors, officers and employees of Peoples and Peoples' subsidiaries, including, without limitation, the principal executive officer, the principal financial officer, the principal accounting officer and the controller of Peoples. Peoples intends to disclose the following events, if they occur, in a Current Report on Form 8-K and on the "Investor Relations" page of Peoples' Internet website at www.peoplesbancorp.com within four business days following their occurrence: (A) the date and nature of any amendment to a provision of Peoples' Code of Ethics that (a) applies to the principal executive officer, principal financial officer, principal accounting officer or controller of Peoples, or persons performing similar functions, (b) relates to any element of the code of ethics definition set forth in Item 406(b) of SEC Regulation S-K, and (c) is not a technical, administrative or other non-substantive amendment; and (B) a description (including the nature of the waiver, the name of the person to whom the waiver was granted and the date of the waiver) of any waiver, including an implicit waiver, from a provision of the Code of Ethics granted to the principal executive officer, principal financial officer, principal accounting officer or controller of Peoples, or persons performing similar functions, that relates to one or more of the elements of the code of ethics definition set forth in Item 406(b) of SEC Regulation S-K. In addition, Peoples will disclose any waivers from the provisions of the Code of Ethics granted to a director or an executive officer of Peoples in a Current Report on Form 8-K within four business days following their occurrence. Each of the Code of Ethics, the Audit Committee Charter, the Compensation Committee Charter, the Executive Committee Charter, the Governance and Nominating Committee Charter and the Risk Committee Charter is posted under the "Corporate Overview – Governance Documents" tab of the "Investor Relations" page of Peoples' Internet website. Interested persons may also obtain copies of the Code of Ethics without charge by writing to Peoples Bancorp Inc., Attention: Corporate Secretary, 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738. ITEM 11 EXECUTIVE COMPENSATION The information required by this Item 11 will be included in the sections captioned "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION," "EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS," "SUMMARY COMPENSATION TABLE FOR 2022," "GRANTS OF PLAN-BASED AWARDS FOR 2022," "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2022," "OPTION EXERCISES AND STOCK VESTED FOR 2022," "PENSION BENEFITS FOR 2022," "NON-QUALIFIED DEFERRED COMPENSATION FOR 2022," "OTHER POTENTIAL POST-EMPLOYMENT PAYMENTS," "DIRECTOR COMPENSATION" and "COMPENSATION COMMITTEE REPORT" of Peoples' Definitive Proxy Statement, which sections are incorporated herein by reference. 146

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this Item 12 regarding the security ownership of certain beneficial owners and management will be included in the section captioned "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of Peoples' Definitive Proxy Statement, which section is incorporated herein by reference. Equity Compensation Plan Information The table below provides information as of December 31, 2022, with respect to compensation plans under which common shares of Peoples are authorized for issuance to directors, officers or employees in exchange for consideration in the form of goods or services. These compensation plans include: (i) the Peoples Bancorp Inc. Third Amended and Restated 2006 Equity Plan (the "2006 Equity Plan"); (ii) the Peoples Bancorp Inc. Third Amended and Restated Deferred Compensation Plan for Directors of Peoples Bancorp Inc. and Subsidiaries (the "Directors' Deferred Compensation Plan"); and (iii) the Peoples Bancorp Inc. Employee Stock Purchase Plan (the "ESPP"). All of these compensation plans were approved by the shareholders of Peoples. Plan Category (a) Number of common shares to be issued upon exercise of outstanding options, warrants and rights (b) Weighted- average exercise price of outstanding options, warrants and rights (c) Number of common shares remaining available for future issuance under equity compensation plans (excluding common shares reflected in column (a)) Equity compensation plans approved by shareholders 499,871 (1) $ — (2) 528,738 (3) Total 499,871 $ — 528,738 (1) Includes an aggregate of 450,345 restricted common shares subject to time-based or performance-based vesting restrictions granted under the 2006 Equity Plan, and 49,526 common shares allocated to participants' bookkeeping accounts under the Directors' Deferred Compensation Plan. (2) The weighted-average exercise price does not take into account the common shares allocated to participants' time-based or performance-based restricted common share awards granted under the 2006 Equity Plan or bookkeeping accounts under the Directors' Deferred Compensation Plan. (3) Includes 349,865 common shares remaining available for future grants under the 2006 Equity Plan at December 31, 2022, as well as 178,873 common shares remaining available for issuance and delivery under the ESPP. No amount is included for potential future allocations to participants' bookkeeping accounts under the Directors' Deferred Compensation Plan since the terms of the Directors' Deferred Compensation Plan do not provide for a specified limit on the number of common shares which may be allocated to participants' bookkeeping accounts. Additional information regarding Peoples' stock-based compensation plans can be found in "Note 18 Stock-Based Compensation." ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by this Item 13 will be included in the sections captioned "TRANSACTIONS WITH RELATED PERSONS," "PROPOSAL NUMBER 1: ELECTION OF DIRECTORS," "THE BOARD AND COMMITTEES OF THE BOARD," "CORPORATE GOVERNANCE AND BOARD MATTERS - Independence of Directors," and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" of Peoples' Definitive Proxy Statement, which sections are incorporated by reference. ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by this Item 14 will be included in the section captioned "INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" of Peoples' Definitive Proxy Statement, which section is incorporated herein by reference. 147

PART IV ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a)(1) Financial Statements: The following reports of the independent registered public accounting firm and consolidated financial statements of Peoples Bancorp Inc. and subsidiaries are filed as required by "ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and set forth immediately following "ITEM 9C DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS" of this Form 10-K: Page Report of Independent Registered Public Accounting Firm (Ernst & Young LLP) on Effectiveness of Internal Control Over Financial Reporting 79 Report of Independent Registered Public Accounting Firm (Ernst & Young LLP) on Consolidated Financial Statements 82 Consolidated Balance Sheets at December 31, 2022 and 2021 84 Consolidated Statements of Income for each of the fiscal years in the three-year period ended December 31, 2022 85 Consolidated Statements of Comprehensive (Loss) Income for each of the fiscal years in the three-year period ended December 31, 2022 86 Consolidated Statements of Stockholders’ Equity for each of the fiscal years in the three-year period ended December 31, 2022 87 Consolidated Statements of Cash Flows for each of the fiscal years in the three-year period ended December 31, 2022 89 Notes to the Consolidated Financial Statements 92 Peoples Bancorp Inc. Parent Company Only Financial Information is included in Note 21 of the Notes to the Consolidated Financial Statements 144 (a)(2) Financial Statement Schedules All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted. (a)(3) Exhibits The documents listed in the Index to Exhibits that immediately precedes the signature page of this Form 10-K, are filed/ furnished with this Form 10-K as exhibits or incorporated into this Form 10-K by reference as noted. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K is identified as such in the list below. (b) Exhibits The documents listed in the Index to Exhibits that immediately precedes the signature page of this Form 10-K are filed/ furnished with this Form 10-K as exhibits or incorporated into this Form 10-K by reference as noted. (c) Financial Statement Schedules None ITEM 16 FORM 10-K SUMMARY Not applicable. 148

INDEX TO EXHIBITS

Exhibit Number	Description	Exhibit Location
2.1	Agreement and Plan of Merger, dated as of October 23, 2017, between Peoples Bancorp Inc. and ASB Financial Corp.[+]	Included as Annex A to the preliminary proxy statement/prospectus which forms a part of the Registration Statement of Peoples Bancorp Inc. on Form S-4/A filed on January 19, 2018 (Registration No. 333-222054)
2.2	Agreement and Plan of Merger, dated as of March 26, 2021, between Peoples Bancorp Inc. and Premier Financial Bancorp, Inc.[++]	Included as Annex A to the preliminary joint proxy statement/prospectus which forms a part of the Registration Statement of Peoples Bancorp Inc. on Form S-4/A filed on June 1, 2021 (Registration No. 333-256040)
2.3	Agreement and Plan of Merger, dated as of October 24, 2022, between Peoples Bancorp Inc. and Limestone Bancorp, Inc. [++]	Included as Annex A to the preliminary joint proxy statement/prospectus which forms a part of the Registration Statement of Peoples Bancorp Inc. on Form S-4/A filed on January 6, 2023 (Registration No. 333-268728)
3.1(a)	Amended Articles of Incorporation of Peoples Bancorp Inc. (as filed with the Ohio Secretary of State on May 3, 1993) [P]	Incorporated herein by reference to Exhibit 3(a) to the Registration Statement of Peoples Bancorp Inc. on Form 8-B filed on July 20, 1993 (File No. 0-16772)
3.1(b)	Certificate of Amendment to the Amended Articles of Incorporation of Peoples Bancorp Inc. (as filed with the Ohio Secretary of State on April 22, 1994)	Incorporated herein by reference to Exhibit 3.1(b) to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended September 30, 2017 (File No. 0-16772) ("Peoples' September 30, 2017 Form 10-Q")
3.1(c)	Certificate of Amendment to the Amended Articles of Incorporation of Peoples Bancorp Inc. (as filed with the Ohio Secretary of State on April 9, 1996)	Incorporated herein by reference to Exhibit 3.1(c) to Peoples' September 30, 2017 Form 10-Q
3.1(d)	Certificate of Amendment to the Amended Articles of Incorporation of Peoples Bancorp Inc. (as filed with the Ohio Secretary of State on April 23, 2003)	Incorporated herein by reference to Exhibit 3(a) to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended March 31, 2003 (File No. 0-16772) ("Peoples' March 31, 2003 Form 10-Q")
3.1(e)	Certificate of Amendment by Shareholders to the Amended Articles of Incorporation of Peoples Bancorp Inc. (as filed with the Ohio Secretary of State on January 22, 2009)	Incorporated herein by reference to Exhibit 3.1 to the Current Report of Peoples Bancorp Inc. on Form 8-K dated and filed on January 23, 2009 (File No. 0-16772)
3.1(f)	Certificate of Amendment by Directors to Articles filed with the Ohio Secretary of State on January 28, 2009, evidencing adoption of amendments by the Board of Directors of Peoples Bancorp Inc. to Article FOURTH of the Amended Articles of Incorporation to establish express terms of Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value, of Peoples Bancorp Inc.	Incorporated herein by reference to Exhibit 3.1 to the Current Report of Peoples Bancorp Inc. on Form 8-K dated and filed on February 2, 2009 (File No. 0-16772)
3.1(g)	Certificate of Amendment by the Shareholders to the Amended Articles of Incorporation of Peoples Bancorp Inc. (as filed with the Ohio Secretary of State on July 28, 2021)	Incorporated herein by reference to Exhibit 3.1(g) to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended June 30, 2021 (File No. 0-16772) ("Peoples' June 30, 2021 Form 10-Q")

[+]Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of SEC Regulation S-K, as in effect at the time of filing of the Agreement and Plan of Merger. A copy of any omitted schedules or exhibits will be furnished supplementally by Peoples Bancorp Inc. to the SEC on a confidential basis upon request.

[++]Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of SEC Regulation S-K. A copy of any omitted schedules or exhibits will be furnished supplementally by Peoples Bancorp Inc. to the SEC on a confidential basis upon request.

[P]Peoples Bancorp Inc. filed this exhibit with the SEC in paper form originally and this exhibit has not been filed with the SEC in electronic format.

149

Exhibit Number	Description	Exhibit Location
3.1(h)	Amended Articles of Incorporation of Peoples Bancorp Inc. (representing the Amended Articles of Incorporation in compiled form incorporating all amendments) [For purposes of SEC reporting compliance only - not filed with Ohio Secretary of State]	Incorporated herein by reference to Exhibit 3.1(h) to Peoples' June 30, 2021 Form 10-Q
3.2(a)	Code of Regulations of Peoples Bancorp Inc.[P]	Incorporated herein by reference to Exhibit 3(b) to the Registration Statement of Peoples Bancorp Inc. on Form 8-B filed July 20, 1993 (File No. 0-16772)
3.2(b)	Certified Resolutions Regarding Adoption of Amendments to Sections 1.03, 1.04, 1.05, 1.06, 1.08, 1.10, 2.03(C), 2.07, 2.08, 2.10 and 6.02 of the Code of Regulations of Peoples Bancorp Inc. by shareholders on April 10, 2003	Incorporated herein by reference to Exhibit 3(c) to Peoples' March 31, 2003 Form 10-Q
3.2(c)	Certificate regarding adoption of amendments to Sections 3.01, 3.03, 3.04, 3.05, 3.06, 3.07, 3.08 and 3.11 of the Code of Regulations of Peoples Bancorp Inc. by shareholders on April 8, 2004	Incorporated herein by reference to Exhibit 3(a) to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended March 31, 2004 (File No. 0-16772)
3.2(d)	Certificate regarding adoption of amendments to Sections 2.06, 2.07, 3.01 and 3.04 of Peoples Bancorp Inc.'s Code of Regulations by the shareholders on April 13, 2006	Incorporated herein by reference to Exhibit 3.1 to the Current Report of Peoples Bancorp Inc. on Form 8-K dated and filed on April 14, 2006 (File No. 0-16772)
3.2(e)	Certificate regarding adoption of an amendment to Section 2.01 of Peoples Bancorp Inc.'s Code of Regulations by the shareholders on April 22, 2010	Incorporated herein by reference to Exhibit 3.2(e) to the Quarterly Report on Form 10-Q/A (Amendment No. 1) of Peoples Bancorp Inc. for the quarterly period ended June 30, 2010 (File No. 0-16772)
3.2(f)	Certificate regarding Adoption of Amendment to Division (D) of Section 2.02 of Code of Regulations of Peoples Bancorp Inc. by the Shareholders at the Annual Meeting of Shareholders on April 26, 2018	Incorporated herein by reference to Exhibit 3.1 to the Current Report of Peoples Bancorp Inc. on Form 8-K dated and filed on June 28, 2018 (File No. 0-16772) ("Peoples' June 28, 2018 Form 8-K")
3.2(g)	Code of Regulations of Peoples Bancorp Inc. (This document represents the Code of Regulations of Peoples Bancorp Inc. in compiled form incorporating all amendments.)	Incorporated herein by reference to Exhibit 3.2 to Peoples' June 28, 2018 Form 8-K
4.1	Agreement to furnish instruments and agreements defining rights of holders of long-term debt	Filed herewith
4.2(a)	Indenture, dated as of June 25, 2007, between NB&T Financial Group, Inc., as issuer, and Wilmington Trust Company, as trustee, relating to Fixed/Floating Rate Junior Subordinated Debt Securities due 2037	Incorporated herein by reference to Exhibit 4.1(a) to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended June 30, 2015 (File No. 0-16772) ("Peoples' June 30, 2015 Form 10-Q")
4.2(b)	First Supplemental Indenture, dated June 5, 2015, and made to be effective as of 6:00 p.m., Eastern Standard Time, on March 6, 2015, between Wilmington Trust Company, as trustee, and Peoples Bancorp Inc., as successor to NB&T Financial Group, Inc.	Incorporated herein by reference to Exhibit 4.1(b) to Peoples' June 30, 2015 Form 10-Q
4.3(a)	Amended and Restated Declaration of Trust of NB&T Statutory Trust III, dated and effective as of June 25, 2007 NOTE: Pursuant to the First Supplemental Indenture, dated June 5, 2015, and made to be effective as of 6:00 p.m., Eastern Standard Time, on March 6, 2015, between Wilmington Trust Company, as trustee, and Peoples Bancorp Inc., Peoples Bancorp Inc. succeeded to and was substituted for NB&T Financial Group, Inc. as "Sponsor"	Incorporated herein by reference to Exhibit 4.2(a) to Peoples' June 30, 2015 Form 10-Q
4.3(b)	Notice of Removal of Administrators and Appointment of Replacements, dated June 5, 2015, delivered to Wilmington Trust Company by the Successor Administrators named therein and Peoples Bancorp Inc.	Incorporated herein by reference to Exhibit 4.2(b) to Peoples' June 30, 2015 Form 10-Q

[P] Peoples Bancorp Inc. filed this exhibit with the SEC in paper form originally and this exhibit has not been filed with the SEC in electronic format.

150

Exhibit Number	Description	Exhibit Location
4.3(c)	Notice of Removal of Administrator and Appointment of Replacement, dated February 11, 2021, delivered to Wilmington Trust Company by the Continuing Administrators and the Successor Administrator named therein and Peoples Bancorp Inc.	Incorporated herein by reference to Exhibit 4.3(c) to the Annual Report on Form 10-K of Peoples Bancorp Inc. for the fiscal year ended December 31, 2020 (File No. 0-16772)
4.4	Guarantee Agreement, dated as of June 25, 2007, between NB&T Financial Group, Inc. and Wilmington Trust Company, as guarantee trustee, relating to the Capital Securities (as defined therein) NOTE: Pursuant to the First Supplemental Indenture, dated June 5, 2015, and made to be effective as of 6:00 p.m., Eastern Standard Time, on March 6, 2015, between Wilmington Trust Company, as trustee, and Peoples Bancorp Inc., Peoples Bancorp Inc. succeeded to and was substituted for NB&T Financial Group, Inc. as "Guarantor"	Incorporated herein by reference to Exhibit 4.3 to Peoples' June 30, 2015 Form 10-Q
4.5(a)	Indenture, dated as of February 26, 2004, between First National Bankshares Corporation, as Issuer, and Wilmington Trust Company, as Trustee, relating to Floating Rate Junior Subordinated Debt Securities Due 2034	Incorporated herein by reference to Exhibit 4.1(a) to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended September 30, 2021 (File No. 0-16772) ("Peoples' September 30, 2021 Form 10-Q")
4.5(b)	First Supplemental Indenture, dated as of January 15, 2016, between Wilmington Trust Company, as Trustee, and Premier Financial Bancorp, Inc., as successor to First National Bankshares Corporation	Incorporated herein by reference to Exhibit 4.1(b) to Peoples' September 30, 2021 Form 10-Q
4.5(c)	Second Supplemental Indenture, dated as of September 17, 2021, between Wilmington Trust Company, as Trustee, and Peoples Bancorp Inc., as successor to Premier Financial Bancorp, Inc.	Incorporated herein by reference to Exhibit 4.1 (c) to Peoples' September 30, 2021 Form 10-Q
4.6	Amended and Restated Declaration of Trust of FNB Capital Trust One, dated as of February 26, 2004 NOTE: Pursuant to the First Supplemental Indenture, dated as of January 15, 2016, between Wilmington Trust Company, as Trustee, and Premier Bancorp, Inc., Premier Bancorp, Inc., succeeded to and was substituted for First National Bankshares Corporation as "Sponsor" and pursuant to the Second Supplemental Indenture, dated as of September 17, 2021, between Wilmington Trust Company, as Trustee, and Peoples Bancorp Inc., Peoples Bancorp Inc., succeeded and was substituted for Premier Financial Bancorp, Inc. as "Sponsor"	Incorporated herein by reference to Exhibit 4.2 to Peoples' September 30, 2021 Form 10-Q
4.7	Notice of Removal of Administrators and Appointment of Replacements, dated September 17, 2021, delivered to Wilmington Trust Company by the Successor Administrators named therein and Peoples Bancorp Inc.	Incorporated herein by reference to Exhibit 4.3 to Peoples' September 30, 2021 Form 10-Q
4.8	Guarantee Agreement, dated as of February 26, 2004, between First National Bankshares Corporation, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, related to the Capital Securities (as defined therein) NOTE: Pursuant to the First Supplemental Indenture, dated as of January 15, 2016, between Wilmington Trust Company, as Trustee, and Premier Financial Bancorp, Inc., Premier Financial Bancorp, Inc. succeeded to and was substituted for First National Bankshares Corporation as "Guarantor" and pursuant to the Second Supplemental Indenture, dated as of September 17, 2021, between Wilmington Trust Company, as Trustee, and Peoples Bancorp Inc., Peoples Bancorp Inc. succeeded and was substituted for Premier Financial Bancorp, Inc. as "Guarantor"	Incorporated herein by reference to Exhibit 4.4 to Peoples' September 30, 2021 Form 10-Q
4.9	Description of Common Shares of Peoples Bancorp Inc.	Incorporated herein by reference to Exhibit 4.9 to the Annual Report of Form 10-K of Peoples Bancorp Inc. for the fiscal year ended December 31, 2021 (File No. 0-16772)

151

Exhibit Number	Description	Exhibit Location
10.1(a)	Peoples Bancorp Inc. Third Amended and Restated Deferred Compensation Plan for Directors of Peoples Bancorp Inc. and Subsidiaries (Amended and Restated Effective June 26, 2014)*	Incorporated herein by reference to Exhibit 10.1(a) to the Annual Report on Form 10-K of Peoples Bancorp Inc. for the fiscal year ended December 31, 2015 (File No. 0-16772)
10.1(b)	Rabbi Trust Agreement, made January 6, 1998, between Peoples Bancorp Inc. and The Peoples Banking and Trust Company (predecessor to Peoples Bank, National Association and now known as Peoples Bank following conversion to state-chartered bank) as Trustee*	Incorporated herein by reference to Exhibit 10.1(c) to the Annual Report on Form 10-K of Peoples Bancorp Inc. for the fiscal year ended December 31, 2007 (File No. 0-16772)
10.1(c)	Rabbi Trust Agreement, entered into effective on September 1, 2022, between Peoples Bancorp Inc. and Reliance Trust Company, a state chartered trust company, as Trustee*	Filed herewith
10.2	Summary of Peoples Bancorp Inc. Annual Incentive Program for Executive Officers and other employees of Peoples Bancorp Inc. [Effective for the fiscal year ended December 31, 2020]*	Incorporated herein by reference to Exhibit 10.3 to the Annual Report on Form 10-K of Peoples Bancorp Inc. for the fiscal year ended December 31, 2019 (File No. 0-16772) ("Peoples' 2019 Form 10-K")
10.3	Summary of Peoples Bancorp Inc. Annual Incentive Program for Executive Officers and other employees of Peoples Bancorp Inc. [Effective beginning with the fiscal year beginning January 1, 2021 and ending with the fiscal year ended December 31, 2022]*	Incorporated herein by reference to Exhibit 10.4 to the Annual Report on Form 10-K of Peoples Bancorp Inc. for the fiscal year ended December 31, 2020 (File No. 0-16772)
10.4	Summary of Peoples Bancorp Inc. Annual Incentive Program for Executive Officers and other employees of Peoples Bancorp Inc. [Effective beginning with the fiscal year beginning January 1, 2023]*	Filed herewith
10.5	Summary of Perquisites for Executive Officers of Peoples Bancorp Inc.*	Filed herewith
10.6	Summary of Base Salaries for Executive Officers of Peoples Bancorp Inc.*	Filed herewith
10.7	Summary of Compensation for Directors of Peoples Bancorp Inc.*	Filed herewith
10.8(a)	Peoples Bancorp Inc. Third Amended and Restated 2006 Equity Plan (approved by the shareholders of Peoples Bancorp Inc. on April 26, 2018; successor to the Peoples Bancorp Inc. Second Amended and Restated 2006 Equity Plan, the Peoples Bancorp Inc. Amended and Restated 2006 Equity Plan and the Peoples Bancorp Inc. 2006 Equity Plan)*	Incorporated herein by reference to Exhibit 99 to the Current Report of Peoples Bancorp Inc. on Form 8-K dated and filed on April 30, 2018 (File No. 0-16772)
10.8(b)	First Amendment to the Peoples Bancorp Inc. Third Amended and Restated 2006 Equity Plan (adopted and approved by the Board of Directors of Peoples Bancorp Inc. on January 26, 2023)*	Filed herewith
10.9	Peoples Bancorp Inc. Third Amended and Restated 2006 Equity Plan Time-Based Restricted Stock Award Agreement (for Executives) used and to be used to evidence awards of time-based restricted stock granted to executives of Peoples Bancorp Inc. on and after July 31, 2018 *	Incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended September 30, 2018 (File No. 0-16772) ("Peoples' September 30, 2018 Form 10-Q")
10.10	Peoples Bancorp Inc. Third Amended and Restated 2006 Equity Plan Performance-Based Restricted Stock Award Agreement (for Executives) used and to be used to evidence awards of performance-based restricted stock granted to executives of Peoples Bancorp Inc. on and after July 31, 2018*	Incorporated herein by reference to Exhibit 10.2 to Peoples' September 30, 2018 Form 10-Q
10.11(a)	Peoples Bancorp Inc. Amended and Restated Nonqualified Deferred Compensation Plan (adopted effective July 11, 2019)*	Incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended June 30, 2019 (File No. 0-16772)
10.11(b)	First Amendment to Peoples Bancorp Inc. Amended and Restated Nonqualified Deferred Compensation Plan (effective as of May 17, 2021)*	Filed herewith

*Management Compensation Plan or Agreement

152

Exhibit Number	Description	Exhibit Location
10.11(c)	Second Amendment to Peoples Bancorp Inc. Amended and Restated Nonqualified Deferred Compensation Plan (effective as of September 1, 2022)*	Filed herewith
10.12	Peoples Bancorp Inc. Amended and Restated Change in Control Agreement between Peoples Bancorp Inc. and Charles W. Sulerzyski (adopted April 4, 2011)*	Incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended June 30, 2011 (File No. 0-16772)
10.13	Peoples Bancorp Inc. Employee Stock Purchase Plan*	Incorporated herein by reference to Exhibit 10.1 to the Current Report of Peoples Bancorp Inc. on Form 8-K dated and filed on April 28, 2014 (File No. 0-16772)
10.14	Form of Peoples Bancorp Inc. Second Amended and Restated 2006 Equity Plan Performance-Based Restricted Stock Agreement used to evidence awards of performance-based restricted stock granted to employees of Peoples Bancorp Inc. on and after January 29, 2015 and prior to July 31, 2018*	Incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended March 31, 2017 (File No. 0-16772) ("Peoples' March 31, 2017 Form 10-Q")
10.15	Form of Peoples Bancorp Inc. Second Amended and Restated 2006 Equity Plan Performance-Based Restricted Stock Award Agreement used to evidence awards of performance-based restricted stock granted to executive officers of Peoples Bancorp Inc. on and after January 29, 2015 and prior to January 1, 2018*	Incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended March 31, 2015 (File No. 0-16772)
10.16	Form of Peoples Bancorp Inc. Change in Control Agreement to be adopted by Peoples Bancorp Inc. and individuals who are first elected as executive officers of Peoples Bancorp Inc. after March 24, 2016*	Incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended March 31, 2016 (File No. 0-16772)
10.17	Peoples Bancorp Inc. Change in Control Agreement between Peoples Bancorp Inc. and Douglas Wyatt (adopted May 2, 2016)*	Incorporated herein by reference to Exhibit 10.1 to Peoples' March 31, 2017 Form 10-Q
10.18	Form of Peoples Bancorp Inc. Second Amended and Restated 2006 Equity Plan Performance Unit Award Agreement used and to be used to evidence grants of performance units to executive officers of Peoples Bancorp Inc. on and after July 26, 2017*	Incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended June 30, 2017 (File No. 0-16772)
10.19	Peoples Bancorp Inc. Change in Control Agreement between Peoples Bancorp Inc. and Ryan Kirkham (adopted January 1, 2019)*	Incorporated herein by reference to Exhibit 10.24 to Peoples' 2019 Form 10-K
10.20	Peoples Bancorp Inc. Change in Control Agreement between Peoples Bancorp Inc. and Jason M. Eakle (adopted April 1, 2020)*	Incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Peoples Bancorp Inc. for the quarterly period ended June 30, 2020 (File No. 0-16772)
10.21	Peoples Bancorp Inc. Change in Control Agreement between Peoples Bancorp Inc. and Kathryn M. Bailey (adopted October 1, 2020)*	Incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form-10-Q of Peoples Bancorp Inc. for the quarterly period ended September 30, 2020 (File No. 0-16772) ("Peoples September 30, 2020 Form 10-Q")
10.22	Peoples Bancorp Inc. Change in Control Agreement between Peoples Bancorp Inc. and Mark J. Augenstein (adopted October 1, 2020)*	Incorporated herein by reference to Exhibit 10.2 to Peoples' September 30, 2020 Form 10-Q
10.23	Peoples Bancorp Inc. Change in Control Agreement between Peoples Bancorp Inc. and Tyler Wilcox (adopted October 1, 2020)*	Incorporated herein by reference to Exhibit 10.3 to Peoples' September 30, 2020 Form 10-Q
21	Subsidiaries of Peoples Bancorp Inc.	Filed herewith
23	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP	Filed herewith
24	Powers of Attorney of Directors and Executive Officers of Peoples Bancorp Inc.	Filed herewith
31.1	Rule 13a-14(a)/15d-14(a) Certifications [President and Chief Executive Officer]	Filed herewith

*Management Compensation Plan or Agreement

153

31.2 Rule 13a-14(a)/15d-14(a) Certifications [Executive Vice President, Chief Financial Officer and Treasurer] Filed herewith 32 Certifications Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code [President and Chief Executive Officer; and Executive Vice President, Chief Financial Officer and Treasurer] Furnished herewith 101.INS Inline XBRL Instance Document ## Submitted electronically herewith # 101.SCH Inline XBRL Taxonomy Extension Schema Document Submitted electronically herewith # 101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document Submitted electronically herewith # 101.LAB Inline XBRL Taxonomy Extension Label Linkbase Document Submitted electronically herewith # 101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document Submitted electronically herewith # 101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document Submitted electronically herewith # 104 Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101) Submitted electronically herewith # Attached as Exhibit 101 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 of Peoples Bancorp Inc. are the following documents formatted in Inline XBRL (eXtensive Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2022 and December 31, 2021; (ii) Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and (vi) Notes to the Consolidated Financial Statements. ## The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document. Exhibit Number Description Exhibit Location 154

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized. PEOPLES BANCORP INC. Date: February 27, 2023 By: /s/ CHARLES W. SULERZYSKI Charles W. Sulerzyski President and Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Signatures Title Date /s/ CHARLES W. SULERZYSKI President, Chief Executive Officer and Director (Principal Executive Officer) 2/27/2023 Charles W. Sulerzyski /s/ KATIE BAILEY Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer) 2/27/2023 Katie Bailey /s/ TARA M. ABRAHAM* Director 2/27/2023 Tara M. Abraham /s/ S. CRAIG BEAM* Director 2/27/2023 S. Craig Beam /s/ GEORGE W. BROUGHTON* Director 2/27/2023 George W. Broughton /s/ DAVID F. DIERKER* Director 2/27/2023 David F. Dierker /s/ JAMES S. HUGGINS* Director 2/27/2023 James S. Huggins /s/ BROOKE W. JAMES* Director 2/27/2023 Brooke W. James /s/ SUSAN D. RECTOR* Chairman of the Board and Director 2/27/2023 Susan D. Rector /s/ KEVIN R. REEVES* Director 2/27/2023 Kevin R. Reeves /s/ CAROL A. SCHNEEBERGER* Director 2/27/2023 Carol A. Schneeberger /s/ FRANCES A. SKINNER* Director 2/27/2023 Frances A. Skinner /s/ MICHAEL N. VITTORIO* Director 2/27/2023 Michael N. Vittorio * The undersigned, by signing his name hereto, does hereby sign this Annual Report on Form 10-K on behalf of each of the directors of the Registrant identified above pursuant to Powers of Attorney executed by the directors of the Registrant identified above, which Powers of Attorney are filed with this Annual Report on Form 10-K in Exhibit 24. By: /s/ CHARLES W. SULERZYSKI Charles W. Sulerzyski President and Chief Executive Officer Attorney-in-Fact 155

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OUR HISTORY Peoples Bank started as a community bank in Marietta, Ohio on February 6, 1902. As a community bank, in addition to offer financial services, Peoples Bank contributes to our local communities via sponsorships, donations and volunteer efforts. As we continue to expand our footprint, we are fortunate to have so many great local communities in which we live, work,and play. We are proud to be your community partner. We hope you continue to ride with us on our journey to being the Best Community Bank in America. Peoples Bancorp® is a federally registered service mark of Peoples Bancorp Inc. The three arched ribbons logo is a federally registered service mark of Peoples Bank. Peoples Bank (w/logo)® is a federally registered service mark of Peoples Bank. OHIO WARREN COUNTY 49 CARLISLE 50 FRANKLIN 51 HAMILTON TOWNSHIP 52 LEBANON 53 MASON 54 SPRINGBORO 55 WAYNESVILLE HAMILTON COUNTY 56 MADEIRA 57 MONTGOMERY 58 CINCINNATI LPO EAST 59 CINCINNATI LPO WEST CLERMONT COUNTY 60 BATAVIA 61 MILFORD 62 MILFORD LPO 63 WILLIAMSBURG BROWN COUNTY 64 SARDINIA 65 GEORGETOWN OH 66 MOUNT ORAB 67 RIPLEY OH MAIN ST FAIRFIELD COUNTY 25 BALTIMORE 26 LANCASTER 27 LANCASTER - FAIR AVE ATHENS COUNTY 28 ATHENS - COURT STREET 29 ATHENS - MALL 30 NELSONVILLE MEIGS COUNTY 31 POMEROY 32 POMEROY DRIVE-THRU LAWRENCE COUNTY 34 PROCTORVILLE 35 IRONTON JACKSON COUNTY 36 JACKSON 37 WELLSTON SCIOTO COUNTY 38 PORTSMOUTH 39 PORTSMOUTH NORTH 40 SCIOTOVILLE 41 WHEELERSBURG PIKE COUNTY 42 WAVERLY GALIA COUNTY 33 GALLOPOLIS CLINTON COUNTY 44 BLANCHESTER 45 NEW VIENNA 46 SABINA 47 WILMINGTON MAIN 48 WILMINGTON PLAZA HIGHLAND COUNTY 43 HILLSBORO CUYAHOGA COUNTY 22 NEWARK 23 HEATH FRANKLIN COUNTY 24 WORTHINGTON WASHINGTON COUNTY 1 MARIETTA MAIN 2 FRONTIER 3 SECOND STREET 4 RENO 5 LOWEL 6 BELPRE SUMMIT COUNTY 16 NORTON 17 AKRON LPO 18 AKRON MAIN 19 CUYAHOGA FALLS 20 MUNROE FALLS GUERNSEY COUNTY 10 CAMBGIRDGE - WHEELING AVE 11 CAMBRIDGE - SIXTH STREET 12 BYESVILLE COSHOCTON COUNTY 13 COSHOCTON KNOX COUNTY 14 MOUNT VERNON STARK COUNTY 15 NORTH CANTON CUYAHOGA COUNTY 21 BEACHWOOD MORGAN COUNTY 8 MCONNESVILLE MUSKINGAM COUNTY 9 ZANESVILLE NOBLE COUNTY 7 CALDWELL GREENUP COUNTY 78 GREENUP 79 RUSSELL BOYD COUNTY 80 ASHLAND 81 SUMMIT MASON COUNTY 73 MAYSVILLE LEWIS COUNTY 74 VANCEBURG MAIN 75 VANCEBURG AA HWY 76 GARRISON 77 TOLLESBORO KENTON COUNTY 69 FORT WRIGHT CAMPBELL COUNTY 70 COLD SPRING BRACKEN COUNTY 71 BROOKSVILLE ROBERTSON COUNTY 72 MOUNT OLIVET BOONE COUNTY 68 FLORENCE WOOD COUNTY 96 VIENNA 97 EMERSON 98 DIVISION 99 PETTYVILLE 100 MINERAL WELLS TYLER COUNTY 95 SISTERSVILLE JACKSON COUNTY 101 RAVENSWOOD 102 RIPLEY WV MILLER DR MASON COUNTY 103 POINT PLEASANT CABELL COUNTY 104 HUNTINGTON WEST 105 HUNTINGTON EAST 106 HUNTINGTON LPO LINCOLN COUNTY 107 WEST HAMLIN LOGAN COUNTY 108 LOGAN BOONE COUNTY 109 MADISON RALEIGH COUNTY 110 BECKLEY LPO WETZEL COUNTY 94 NEW MARTINSVILLE PIKE COUNTY 83 PIKEVILLE 84 PIKEVILLE - INSURANCE FLOYD COUNTY 85 MARTIN 86 PRESTONSBURG 87 NORTH SIDE JOHNSON COUNTY 88 PAINTSVILLE MAGOFFIN COUNTY 89 SALYERSVILLE MARTIN COUNTY 82 INEZ BREATHITT COUNTY 90 JACKSON KY MAIN 91 JACKSON KY HIGHWAY 15 SCOTT COUNTY 92 GEORGETOWN KY HENRY COUNTY 93 EMINENCE KENTUCKY W 131 K STREET 132 DUPONT CIRCLE 133 CONNETICUT AVENUE DC MONTGOMERY COUNTY 134 CHEVY CHASE MARYLAND 128 COVINGTON 129 RICHMOND 130 HAMPTON VIRGINIA

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